UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number 000-29898

BlackBerry Limited

(Translation of registrant’s name into English)

2200 University Avenue East,

Waterloo, Ontario, Canada

N2K 0A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	Material Change Report dated September 14, 2015

2	Agreement and Plan of Merger dated September 4, 2015 by and among BlackBerry Corporation, Good Technology Corporation, Greenbrier Merger Corp. and Shareholder Representative Services LLC

The Agreement and Plan of Merger (the “Merger Agreement”) dated September 4, 2015 by and among BlackBerry Corporation, a wholly owned subsidiary of BlackBerry Limited (the “Registrant”), Good Technology Corporation, Greenbrier Merger Corp. and Shareholder Representative Services LLC contains representations and warranties made by the parties thereto to, and solely for the benefit of, the other parties thereto. You are not entitled to rely on the representations and warranties. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by the parties to each other in connection with the signing of the Merger Agreement. While the Registrant does not believe that these disclosure letters contain information that the securities laws require the parties to publicly disclose, other than information that has already been so disclosed, they do contain information that modifies, qualifies and creates exceptions to the representations and warranties of the parties set forth in the Merger Agreement. The representations and warranties in the Merger Agreement should not be construed as characterizations of the actual state of facts about the parties thereto, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure letters. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the parties thereto rather than establishing matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Finally, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File Nos. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636) and on August 20, 2015 (File No. 333-206480).

Document 1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

BlackBerry Limited (“BlackBerry”)

2200 University Avenue East

Waterloo, Ontario

N2K 0A7

Item 2	Date of Material Change

September 4, 2015

Item 3	News Release

A news release was issued on September 4, 2015 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR). A copy of the news release is attached as Schedule “A”.

Item 4	Summary of Material Change

On September 4, 2015, BlackBerry announced that it entered into a definitive agreement to acquire Good Technology (“Good”) for a purchase price of US$ 425 million in cash.

Item 5	Full Description of Material Change

5.1 - Full Description of Material Change

On September 4, 2015, BlackBerry announced that it entered into a definitive agreement to acquire Good for a purchase price of US$ 425 million in cash.

Good is a leader in secure mobility, delivering solutions across all stages of the mobility lifecycle for enterprises and governments worldwide. Good offers a comprehensive, end-to-end solutions portfolio, consisting of a suite of collaboration applications, a secure mobility platform, mobile device management, unified monitoring, management and analytics, and a third-party application and partner ecosystem.

The acquisition of Good is aligned with BlackBerry’s strategy to offer customers the most complete, end-to-end solution that secures the entire mobile enterprise, across all platforms. Enhanced by Good, BlackBerry will expand its ability to offer a unified, secure mobility platform with applications for any mobile device on any operating system – supported with security that has been certified by governments around the world embedded in every component of the mobility infrastructure.

Good will bring complementary capabilities and technologies to BlackBerry, including secure applications and containerization that protects end user privacy. With Good, BlackBerry will expand its ability to offer cross-platform EMM solutions that are critical in a world with varying deployment models such as bring-your-own-device (BYOD); corporate owned, personally enabled (COPE); as well as environments with multiple user interfaces and operating systems. Good has expertise in multi-OS management with 64 percent of activations from iOS devices, followed by a broad Android and Windows customer base.1 This experience combined with BlackBerry’s strength in BlackBerry 10 and Android management – including Samsung KNOX-enabled devices – will provide customers with increased choice for securely deploying any leading operating system in their organization. The proven Good Dynamics platform provides app-level encryption, advanced data loss prevention and secure communication between applications. The platform has more than 2,000 independent software vendor and custom applications built today.

Good’s technology will integrate with BlackBerry’s enterprise portfolio and trusted global network, creating a comprehensive management solution for all mobile devices that protects customers’ security and privacy. This holistic experience will provide customers with greater mobile enterprise productivity, including seamless integration of capabilities across multiple applications, including BBM, WatchDox, Good Work and other value added services.

With Good, BlackBerry will expand its presence with global enterprise and government customers. Good serves more than 6,200 organizations, including more than half of the Fortune 100, all of the Fortune 100 commercial banks, aerospace and defense firms, and leaders across healthcare, manufacturing and retail. BlackBerry is the trusted mobility partner of all G7 governments, 16 of the G20 governments, 10 out of 10 of the largest global banks and law firms, and the top five largest managed healthcare, investment services, and oil and gas companies.

Good is the only company certified as Common Criteria Evaluation Assurance Level 4 Augmented (EAL4+) for mobile collaboration on both iOS and Android. This is the highest certification level recognized internationally under the Common Criteria program, and is globally regarded as the standard of quality for handling sensitive government data.

BlackBerry anticipates the acquisition to be accretive to earnings and cash flow within the first year after closing. BlackBerry also expects to realize approximately $160 million in GAAP revenue from Good in the first year, including the impact of an expected write-down of certain deferred revenue of Good.

BlackBerry expects the transaction to be completed toward the end of BlackBerry’s 2016 fiscal third quarter and is subject to customary closing conditions, including regulatory approvals.

Cautionary Note Regarding Forward-Looking Statements

Forward-looking statements in this material change report with respect to the anticipated benefits of the transaction, the expected timing to complete the transaction and the financial impact of the acquisition to BlackBerry are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995

[1]	Good, Mobility Index Report Q2 2015

and applicable Canadian securities laws. When used herein, words such as “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the “Risk Factors” section of BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this material change report.

Item 8	Executive Officer

James Yersh, Chief Financial Officer, at 519.888.7465.

Item 9	Date of Report

September 14, 2015

Document 2

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated September 4, 2015

by and among

BlackBerry Corporation, as Parent

Good Technology Corporation, as the Company

Greenbrier Merger Corp., as Merger Sub

and

Shareholder Representative Services LLC, as the Representative

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

Page
EXHIBITS

Exhibit A	Form of Stockholders’ Written Consent
Exhibit B	Form of Joinder Agreement
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Escrow Agreement
Exhibit E	Form of Letter of Transmittal
Exhibit F	Form of Parachute Payment Waiver
Exhibit G	Closing Deliveries

SCHEDULES

Schedule 4.2	Permitted Interim Activities
Schedule 4.7(d)	Majority Voting and Releases
Schedule 4.11(d)	Management Carve-Out Plan Participants
Schedule 4.17(a)	Contracts to be Terminated
Schedule 5.3(a)	Known Litigation
Schedule 5.3(h)	Persons to Deliver Joinder Agreements
Schedule 5.3(j)	Key Employees
Schedule 7.3(a)	Indemnitors
Schedule 7.3(a)(12)	Special Indemnifiable Matters
Schedule 8.1	Knowledge Individuals

Disclosure Schedule

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated September 4, 2015 (this “Agreement”), is by and among BlackBerry Corporation, a Delaware corporation, (“Parent”), Good Technology Corporation, a Delaware corporation, (the “Company”), Greenbrier Merger Corp. (“Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Representative. Certain capitalized terms used herein have the meanings assigned to them in Section 8.1.

BACKGROUND

The boards of directors of each of Merger Sub and the Company have made the determinations and taken the other actions of the boards that are necessary under law and the organizational documents of each of Merger Sub and the Company in order for Merger Sub and the Company to enter into this Agreement and complete the Merger.

Holders of Company Capital Stock with sufficient voting power to adopt this Agreement have indicated that they will execute (i) a stockholders’ written consent, in the form of Exhibit A (the “Stockholders’ Consent”), making the determinations and taking the other actions that are necessary under law and the organizational documents of each of Merger Sub and the Company in order for Merger Sub and the Company to enter into this Agreement, and complete the Merger and (ii) a Joinder Agreement, in the form of Exhibit B (the “Joinder Agreement”), providing for certain agreements, undertakings, representations, warranties, releases and waivers, and it is anticipated that, immediately following the execution and delivery of this Agreement by the Company, each of those stockholders will deliver a Stockholders’ Consent and Joinder Agreement.

It is anticipated that Parent, as sole stockholder of Merger Sub, will make the determinations and take the other actions that are necessary under law and the organizational documents of Parent and Merger Sub in order for Parent and Merger Sub to enter into this Agreement and complete the Merger.

The right of stockholders of the Company, holders of Participating Equity Awards and Company Warrants listed in Schedule 7.3(a) to receive Merger Consideration hereunder shall be subject to the indemnification obligations of the Indemnitors set forth herein, and a portion of the Merger Consideration will be placed in escrow by Parent as security for the indemnification obligations of the Indemnitors hereunder.

Shareholder Representative Services LLC has been appointed as the initial Representative pursuant to Section 7.10 for the purposes set forth herein.

As a condition and inducement to Parent’s entering into this Agreement, concurrently with the execution and delivery of this Agreement, certain employees of the Company listed on Schedule 5.3(j) (each, a “Key Employee”) are executing and delivering employment agreements with Parent, its Affiliate or the Company (at Parent’s election) on such terms (including acceptance of Parent’s “Business Standards and Principles”) as are mutually agreeable, that shall become effective as of the Effective Time (each, a “Key Employee Agreement”).

In consideration of the foregoing premises and the respective representations, warranties, covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), pursuant to the certificate of merger, substantially in the form of Exhibit C (the “Certificate of Merger”), to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) concurrently with or as soon as practicable following the Closing. The Merger shall become effective at the time of the filing of such Certificate of Merger with the Delaware Secretary or such other time set forth therein (the “Effective Time”). The Company shall be the surviving corporation (sometimes referred to as the “Surviving Corporation”) in the Merger and shall succeed to and assume all the rights, properties, liabilities and obligations of Merger Sub in accordance with the DGCL.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place five Business Days after the satisfaction or waiver of each of the conditions set forth in Article 5 (except for such conditions that by their nature will be satisfied at Closing) or at such other time as the Parties agree in writing. The Closing shall take place at the offices of Jones Day at 1755 Embarcadero Road, Palo Alto, California or at such other location as the Parties agree. The date on which the Closing actually occurs is herein referred to as the “Closing Date.”

Section 1.3 Effects of the Merger.

(a) At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

(b) At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated to read the same as the certificate of incorporation of Merger Sub as is in effect immediately before the Effective Time, except that the certificate of incorporation of Merger Sub shall be amended to provide that the name of Merger Sub be changed to a name designated by Parent.

(c) At the Effective Time, the bylaws of Merger Sub, as in effect immediately before the Effective Time, shall be the bylaws of the Surviving Corporation, except that all references to Merger Sub therein shall be changed to a name designated by Parent.

(d) At the Effective Time, the directors and officers of Merger Sub, as constituted immediately before the Effective Time, shall be the directors and officers of the Surviving Corporation, for so long as provided under the DGCL and the certificate of incorporation and the bylaws of the Surviving Corporation.

Section 1.4 Effects on Capital Stock; Escrow Fund and Expense Fund. As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Parent or the Company, the following shall occur:

(a) Each share of Company Common Stock, Company Preferred Stock or other capital stock of the Company (the “Company Capital Stock”) that is owned by Parent, Merger Sub or the Company shall automatically be canceled for no consideration and shall cease to exist.

(b) Each share of common stock of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately before the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of Merger Sub Common Stock shall evidence ownership of shares of common stock of the Surviving Corporation.

(c) Each issued and outstanding share of Company Capital Stock (other than shares to be canceled in accordance with Section 1.4(a) and Dissenting Shares), including Company Restricted Stock that is outstanding as of immediately prior to the Effective Time and becomes vested on the Effective Time, shall be converted into the right to receive a portion of the Merger Consideration, as specified and allocated in this Section 1.4(c). All such shares of Company Capital Stock shall no longer be outstanding, shall automatically be canceled and shall cease to exist, and each holder of a certificate formerly representing any such shares of Company Capital Stock (the “Certificates”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as allocated in this Section 1.4(c) upon surrender of a Certificate or submission of an affidavit of loss in accordance with Section 1.5 or, with respect to Dissenting Shares, the right of appraisal in accordance with the DGCL.

(1) Each share of Series B-1 Preferred issued and outstanding immediately before the Effective Time shall be converted into and exchanged for the right to receive (A) an amount of cash (without interest) equal to the Closing Per Share Series B-1 Preferred Consideration and (B) from time to time, an amount of cash equal to the Additional Per Share Consideration for such share, subject to the obligation of the holder of such share of Company Capital Stock immediately prior to the Effective Time to return to the applicable Indemnified Person such amounts to the extent the holder has any unsatisfied indemnification payment obligation under Article 7 and subject to Section 1.8.

(2) Each share of Series B-2 Preferred issued and outstanding immediately before the Effective Time shall be converted into and exchanged for the right to receive (A) an amount of cash (without interest) equal to the Closing Per Share Series B-2 Preferred Consideration and (B) from time to time, an amount of cash equal to the Additional Per Share Consideration for such share, subject to the obligation of the holder of such share of Company Capital Stock immediately prior to the Effective Time to return to the applicable Indemnified Person such amounts to the extent the holder has any unsatisfied indemnification payment obligations under Article 7 and subject to Section 1.8.

(3) Each share of Series B-3 Preferred issued and outstanding immediately before the Effective Time shall be converted into and exchanged for the right to receive (A) an amount of cash (without interest) equal to the Closing Per Share Series B-3 Preferred Consideration and (B) from time to time, an amount of cash equal to the Additional Per Share Consideration for such share, subject to the obligation of the holder of such share of Company Capital Stock immediately prior to the Effective Time to return to the applicable Indemnified Person such amounts to the extent the holder has any unsatisfied indemnification payment obligations under Article 7 and subject to Section 1.8.

(4) Each share of Series C-1 Preferred issued and outstanding immediately before the Effective Time shall be converted into and exchanged for the right to receive (A) an amount of cash (without interest) equal to the Closing Per Share Series C-1 Preferred Consideration and (B) from time to time, an amount of cash equal to the Additional Per Share Consideration for such share, subject to the obligation of the holder of such share of Company Capital Stock immediately prior to the Effective Time to return to the applicable Indemnified Person such amounts to the extent the holder has any unsatisfied indemnification payment obligations under Article 7 and subject to Section 1.8.

(5) Each share of Series C-2 Preferred issued and outstanding immediately before the Effective Time shall be converted into and exchanged for the right to receive (A) an amount of cash (without interest) equal to the Closing Per Share Series C-2 Preferred Consideration and (B) from time to time, an amount of cash equal to the Additional Per Share Consideration for such share, subject to the obligation of the holder of such share of Company Capital Stock immediately prior to the Effective Time to return to the applicable Indemnified Person such amounts to the extent the holder has any unsatisfied indemnification payment obligations under Article 7 and subject to Section 1.8.

(6) Each share of Company Common Stock issued and outstanding immediately before the Effective Time shall be converted into and exchanged for the right to receive (A) an amount of cash (without interest) equal to the Closing Per Share Common Consideration and (B) from time to time an amount of cash equal to the Additional Per Share Consideration for such share, subject to the obligation of the holder of such share of Company Capital Stock immediately prior to the Effective Time to return to the applicable Indemnified Person such amounts to the extent the holder has, at any time and from time to time, any unsatisfied payment obligations to the Indemnified Persons pursuant to Article 7 and subject to Section 1.8.

(d) At the Closing, Parent shall make the following payments in accordance with the Funds Flow Statement:

(1) Parent shall cause a portion of the Merger Consideration equal to $65,000,000 (the “Escrow Amount,” and as it may be increased or decreased from time to time pursuant to the Escrow Agreement, the “Escrow Fund”) to be deposited with U.S. Bank National Association, as escrow agent (the “Escrow Agent”), in accordance with an

Escrow Agreement, dated as of the Closing Date, substantially in the form of Exhibit D (the “Escrow Agreement”), by and among Parent, the Escrow Agent and the Representative. The Escrow Fund will be held and distributed in accordance with the terms of the Escrow Agreement and Article 7.

(2) Parent shall cause a portion of the Merger Consideration equal to $250,000 (the “Representative Amount,” and as it may be adjusted from time to time pursuant to Section 7.10, the “Representative Fund”) to be deposited with the Escrow Agent, in accordance with the Escrow Agreement. The Representative Fund will be held and distributed in accordance with the terms of Section 7.10(d).

(3) Parent shall cause the balance of the Merger Consideration in excess of the sum of the amounts deposited according to Section 1.4(d)(1) and Section 1.4(d)(2) to be deposited with the Exchange Agent for payment to the holders of Company Capital Stock and In-the-Money Warrants and with the Surviving Corporation for payment to the holders of Participating Equity Awards in accordance with Section 1.4(c) and Section 1.6, as set forth in the Spreadsheet and subject to Section 1.8.

(e) If there is a split, reverse split, combination, dividend of equity or equity derivatives (including any dividend or distribution of securities convertible into Company Capital Stock), reorganization, reclassification, recapitalization or other like change with respect to shares of Company Capital Stock occurring or having a record date after the date of this Agreement and before the Effective Time, all references in this Agreement to specified numbers of shares of any Company Capital Stock affected thereby, and all calculations provided for that are based upon numbers of shares of any such Company Capital Stock or trading prices therefor affected thereby, shall be equitably adjusted to the extent necessary to provide the holders of Company Capital Stock, In-the-Money Warrants and Participating Equity Awards the same economic effect as contemplated by this Agreement before such change.

(f) At any time six months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it, or an Affiliate of Parent, any funds which had been deposited with the Exchange Agent and have not been disbursed in accordance with this Article 1 (including, without limitation, interest, dividends and other income received by the Exchange Agent in respect of the funds made available to it), and after the funds have been delivered to Parent, or an Affiliate of Parent, holders of Company Capital Stock, Participating Equity Awards, and In-the-Money Warrants entitled to payment in accordance with this Article 1 shall be entitled to look solely to Parent (subject to abandoned property, escheat or other similar applicable laws) as a general creditor for payment of the applicable portion of the Merger Consideration then due upon surrender of the Certificates held by them, without any interest thereon.

Section 1.5 Exchange of Certificates.

(a) At or before the Closing, Parent shall enter into an agreement with U.S. Bank National Association (or such other bank or trust company in the United States having net capital of not less than $100,000,000, as may be designated by Parent, the “Exchange Agent”), which shall provide that Parent shall make available at the Effective Time to the Exchange Agent cash in the amount necessary for the payment of the Closing Per Share Consideration to holders of Company Capital Stock as specified and allocated in Section 1.4 and the Closing Per RSU Consideration to holders of Vested Company RSUs as specified and allocated in Section 1.6 and the Closing Per Option/Warrant Consideration to holders of Vested In-the-Money Options as specified and allocated in Section 1.6 and holders of In-the-Money Warrants as specified and allocated in Section 1.6.

(b) As soon as reasonably practicable after the Closing, but in no event later than ten Business Days following the later of (x) the Effective Time and (y) delivery of the Spreadsheet to Parent pursuant to Section 4.9, the Surviving Corporation shall cause to be delivered or mailed to each holder of record of a Certificate a letter of transmittal substantially in the form of Exhibit E (the “Letter of Transmittal”). Upon submission to the Exchange Agent of a Certificate for cancellation or an affidavit of loss relating to a certificate, with a duly executed Letter of Transmittal, and such other documents and indemnity or surety bond for lost shares as may reasonably be required by the Exchange Agent or Parent, the holder of such Certificate shall receive in exchange therefor, subject to the next sentence, the Closing Per Share Consideration into which the shares formerly represented by such Certificate shall have been converted in accordance with Section 1.4(c), as set forth on the Spreadsheet, and the Certificate so surrendered shall be canceled. If any transfer of ownership of shares of Company Capital Stock has not been registered in the Company’s transfer records, payment may be made to a Person other than the registered owner only in accordance with the requirements described in the Letter of Transmittal. Other than interest earned on the Escrow Amount that becomes part of the Escrow Fund, no interest shall be paid or will accrue on the cash payable to holders of Certificates in accordance with this Article 1.

(c) All cash paid upon the surrender of Certificates in accordance with the terms of this Article 1 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock represented by such Certificates, the stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Capital Stock which were outstanding immediately before the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged for payment as provided in this Article 1, except as otherwise provided by Law.

(d) None of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any Person with respect to any cash delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law. If any amounts payable in accordance with this Article 1 would otherwise escheat to any Governmental Authority, then any such amounts immediately prior to the date on which such amounts would otherwise escheat to any Governmental Authority, shall become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(e) If any Certificate shall have been lost, stolen or destroyed, then upon (1) the making of an affidavit of that fact by the Person in form satisfactory to Parent claiming such Certificate to be lost, stolen or destroyed and (2) if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may direct as indemnity, or the giving of an indemnity, against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Closing Per Share Consideration with respect thereto.

Section 1.6 Effects on Equity Awards and Warrants.

(a) Treatment of Company Options. At the Effective Time, each option to purchase shares of Company Capital Stock (each, a “Company Option”) that is, as of immediately prior to the Effective Time, outstanding, vested (after taking into account any acceleration of vesting required under an Employee Benefit Plan) and exercisable for an exercise price less than the Per Share Consideration for the Company Capital Stock for which the Company Option is exercisable (any such Company Option, a “Vested In-the-Money Option”) shall not be assumed or substituted for by Parent and shall instead be cancelled in exchange for:

(1) an amount in cash equal to the Closing Per Option/Warrant Consideration applicable to such Vested In-the-Money Option; and

(2) a non-transferable (except for testamentary transfers in the event of the holder’s death) contingent right of the former holder of such Company Option to receive, out of cash payable from time to time pursuant to Section 7.7(d), the amount of cash equal to the product of (A) the aggregate amount payable pursuant to Section 7.7(e) multiplied by (B) the Escrow Funding Percentage applicable to the Company Option, net of applicable Tax withholding, and subject to the obligation of the former holder of the Vested In-the-Money Option to return to the applicable Indemnified Person such amounts to the extent such holder has, at any time and from time to time, any unsatisfied indemnification payment obligation pursuant to Article 7 and subject to Section 1.8. At the Effective Time, after taking into account any acceleration of vesting required under any Employee Benefit Plan, all Company Options that are not Vested In-the-Money Options shall be cancelled for no consideration.

(b) Treatment of Vested Company RSUs. At the Effective Time, each Company RSU that is outstanding and vested but as to which a share of Company Capital Stock has not yet been issued as of immediately prior to the Effective Time (after taking into account any acceleration of vesting required under an Employee Benefit Plan) (each, a “Vested Company RSU”) shall not be assumed or substituted for by Parent and shall instead be cancelled in exchange for:

(1) an amount in cash equal to the Closing Per RSU Consideration applicable to such Vested Company RSU; and

(2) a non-transferable contingent right of the former holder of such Vested Company RSU to receive, out of cash payable from time to time pursuant to Section 7.7(d), the amount of cash equal to the product of (A) the aggregate amount payable pursuant to Section 7.7(d) multiplied by (B) the Escrow Funding Percentage applicable to the Vested Company RSU, net of applicable Tax withholding, and subject to the obligation of the holder of the Vested Company RSU to return to the applicable Indemnified Person such amounts to the extent such holder has, at any time and from time to time, any unsatisfied indemnification payment obligation pursuant to Article 7.

(c) Treatment of Company Warrants. At the Effective Time, each then-outstanding warrant to purchase shares of Company Capital Stock (each, a “Company Warrant”) that is then exercisable for an exercise price less than the Per Share Consideration for the Company Capital Stock for which the Company Warrant is exercisable (any such Company Warrant, an “In-the-Money Warrant”) shall be terminated in consideration of

(1) an amount in cash equal to the Closing Per Option/Warrant Consideration applicable to such In-the-Money Warrant;

(2) a non-transferable contingent right of the former holder of such Company Warrant to receive, out of cash payable from time to time pursuant to Section 7.7(d), the amount of cash equal to the product of (A) the aggregate amount payable pursuant to Section 7.7(d) multiplied by (B) the Escrow Funding Percentage applicable to the Company Warrant, net of applicable Tax withholding, and subject to the obligation of the holder of the In-the-Money Warrant to return to the applicable Indemnified Person such amounts to the extent such holder has, at any time and from time to time, any unsatisfied indemnification payment obligation pursuant to Article 7.

(d) At the Effective Time, each Company Warrant that is not an In-the-Money Warrant shall be terminated for no consideration.

(e) Each Equity Award, Company Stock Plan and Company Warrant shall terminate as of the Effective Time, and, following the Effective Time, no holder of any Equity Awards or Company Warrants shall have any right to acquire any equity securities of Parent or the Surviving Corporation as a result of such holder’s Equity Awards or Company Warrants, notwithstanding the terms of the Equity Award, Company Stock Plan or Company Warrant.

(f) Not later than immediately before the Closing, the Company shall (1) obtain from each officer and director of the Company or any of its Subsidiaries that holds a Participating Equity Award or an In-the-Money Warrant, and shall use commercially reasonable efforts to obtain from each other holder of any Participating Equity Award or Company Warrants such holder’s consent, in forms satisfactory to Parent (the form for Equity Awards being an “Equity Award Consent” and the form for Company Warrants being a “Warrant Consent”), to Article 7 and the application of Section 1.6 to all of such holder’s Equity Awards and Company Warrants, as applicable, in full satisfaction of any rights such holder may have under any Equity Awards, Company Warrants or Company Stock Plans, (2) take such steps as are necessary to provide that any Company Option with respect to which a valid notice of exercise either has not been received by the Company or has been received but then revoked before or on the day that is prior to Closing shall not be exercisable thereafter and (3) take any other actions that are necessary or appropriate to provide for the effects contemplated by this Section 1.6 and the termination of each outstanding Company Option, Company Warrant, Company RSU, Company Restricted Stock and each other Company equity award. Each form of Equity Award Consent and Warrant Consent shall include a provision regarding the release of claims.

(g) Payment of the consideration, if any, for each Participating Equity Award and In-the-Money Warrant pursuant to this Section 1.6 shall be made as follows:

(1) Subject to the receipt by Parent of an Equity Award Consent from the holder of a Participating Equity Award, upon the Company’s first regular payroll date that is more than 10 Business Days after the Closing Date, Parent shall, or shall cause the Exchange Agent or the Surviving Corporation to, deliver to the holder of such Participating Equity Award the consideration payable pursuant to Section 1.6(a)(1) or Section 1.6(b)(1), as applicable, less applicable Taxes and withholdings.

(2) Subject to the receipt by Parent of an Equity Award Consent from the holder of a Participating Equity Award, no later than the Company’s first regular payroll date occurring more than 10 Business Days following the date that Additional Per Share Consideration is paid to former holders of Company Capital Stock, Parent shall, or shall cause the Exchange Agent or the Surviving Corporation to, deliver to the holder of such Participating Equity Award the consideration payable pursuant to Section 1.6(a)(2) or Section 1.6(b)(2), as applicable, less applicable Taxes and withholdings.

(3) Subject to the receipt by Parent of a Warrant Consent from the holder of an In-the-Money Warrant, as promptly as practicable after the Closing Date, Parent shall, or shall cause the Exchange Agent or the Surviving Corporation to, deliver to the holder of such In-the-Money Warrant the consideration payable pursuant to Section 1.6(c)(1).

(4) Subject to the receipt by Parent of a Warrant Consent from the holder of an In-the-Money Warrant, on the date that Additional Per Share Consideration is paid to former holders of Company Capital Stock, Parent shall, or shall cause the Exchange Agent or the Surviving Corporation to, deliver to the holder of such In-the-Money Warrant the consideration payable pursuant to Section 1.6(c)(2).

Section 1.7 Dissenting Shares.

(a) Notwithstanding anything to the contrary set forth in this Agreement, any shares of Company Capital Stock that are held by a holder who has not effectively withdrawn or lost such holder’s appraisal, dissenters’ or similar rights for such shares under the DGCL (“Dissenting Shares”) shall not be converted into or represent a right to receive any portion of the Merger Consideration payable and issuable in respect of such shares of Company Capital Stock pursuant to this Agreement, and the holder thereof shall only be entitled to such rights as are granted by the DGCL.

(b) Notwithstanding Section 1.7(a), if any holder of Dissenting Shares shall effectively withdraw or lose the holder’s appraisal or dissenter’s rights, then, as of the later of the Effective Time and the occurrence of such event, such holder’s Dissenting Shares shall then cease to be Dissenting Shares and shall automatically be converted into and represent only the right to receive a portion of the Merger Consideration payable or issuable in respect of such shares of Company Capital Stock pursuant to this Agreement, without interest thereon, in accordance with Section 1.4.

(c) The Company shall give Parent (1) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other documents received by the Company or its representatives in connection with such demands and (2) the opportunity to direct all negotiations and proceedings with respect to such demands consistent with the Company’s obligations thereunder. Before the Effective Time the Company shall not, except with the prior written consent of Parent, (x) make any payment, admission or statement against interest with respect to any such demands, (y) offer to settle or settle any such demands or (z) waive any failure by a Company stockholder to timely deliver a written demand or to perform any other act perfecting appraisal rights in accordance with the DGCL.

(d) Notwithstanding the foregoing, to the extent that Parent, an Affiliate of Parent or the Company (i) makes any payment or payments in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement or (ii) incurs any other costs or expenses in respect of any Dissenting Shares (excluding payments for such shares) ((i) and (ii) together, “Dissenting Share Payments”), Parent shall be entitled to recover under the terms of Article 7 hereof the amount of such Dissenting Share Payments.

Section 1.8 Tax Withholding; Transfer Taxes.

(a) Notwithstanding any other provision hereof, Parent, the Surviving Corporation, the Exchange Agent and the Escrow Agent each shall be entitled to deduct and withhold from any amounts otherwise payable in accordance with this Agreement to any former holder of Company Capital Stock, Participating Equity Awards or In-the-Money Warrants, or to any other Person, such amounts as Parent, the Surviving Corporation, the Exchange Agent or the Escrow Agent reasonably believes is required to be deducted and withheld under the Code or any other Tax Law with respect to the making of such payment. To the extent that amounts are so withheld and paid over to the appropriate Tax Authority by Parent, the Surviving Corporation, the Exchange Agent or the Escrow Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the Company Capital Stock, Participating Equity Awards or In-the-Money Warrants, or to any other Person, in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Exchange Agent or the Escrow Agent.

(b) None of Parent, the Surviving Corporation, the Exchange Agent or the Escrow Agent shall bear any Tax or other fee, including any transfer, documentary, sales, use, stamp, registration and similar Taxes or fees, imposed by or payable to a third party in connection with the receipt of Merger Consideration by any former holder of Company Capital Stock, Participating Equity Awards or In-the-Money Warrants or other amount otherwise payable pursuant to this Agreement or the Escrow Agreement to which such former holder is entitled. The Representative shall cooperate with Parent and the Surviving Corporation in the Parent and Surviving Corporation’s preparation and filing of all necessary Tax Returns and other documentation with respect to all such Taxes and fees.

Section 1.9 Taking of Necessary Further Actions. Each of Parent, Merger Sub, the Company and the Representative will take all such lawful action as may be necessary or appropriate in order to effectuate the Merger in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Company immediately prior to the Effective Time are and will remain fully authorized in the name of the Company or otherwise to take, and shall take, upon request by Parent, all such lawful and necessary action.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures and other responses set forth in the Disclosure Schedule (which exceptions and responses are arranged by sections corresponding to the Sections or Subsections of this Article 2 to which they apply and qualify other Sections or Subsections of this Article 2 to the extent that it is apparent from the text of an exception or response that such exception or response is applicable to such other Section or Subsection), the Company represents and warrants to Parent and Merger Sub as of the date hereof, as follows:

Section 2.1 Organization and Power. The Company (a) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (b) has all requisite power and authority to own its assets and to carry on its business as now conducted and as proposed to be conducted and (c) is qualified to do business and in good standing in every jurisdiction where such qualification is required, except where the failure so to qualify would not reasonably be expected to result in a Material Adverse Effect on the Company. The Company is not in violation of any of the provisions of its organizational documents, and no changes thereto are pending. Section 2.1 of the Disclosure Schedule lists (w) the officers and directors of the Company and each of its Subsidiaries, (x) the jurisdictions in which the Company and each of its Subsidiaries is qualified to do business, (y) the jurisdictions in which the Company or any of its Subsidiaries has an office or facility, employs or engages a Worker or conducts business. The Company has Made Available a true and correct copy of its certificate of incorporation, as amended to date (the “Charter”), and bylaws, as amended to date, each as in full force and effect on the date hereof (collectively, the “Charter Documents”), to Parent. The Company Board has not approved any amendment to any of the Charter Documents.

Section 2.2 Capitalization; Subsidiaries.

(a) As of the date hereof, the authorized capital stock of the Company consists of:

(1) 151,423,417 shares of Company Preferred Stock, par value $0.0001 per share, (A) 108,158,571 of which have been designated “Series B-1 Preferred Stock” (the “Series B-1 Preferred”), all of which are issued and outstanding, (B) 3,649,172 of which have been designated “Series B-2 Preferred Stock” (the “Series B-2 Preferred”), all of which are issued and outstanding, (C) 2,563,300 of which have been designated “Series B-3 Preferred Stock” (the “Series B-3 Preferred”), all of which are issued and outstanding, (D) 17,052,374 of which have been designated “Series C-1 Preferred Stock” (the “Series C-1 Preferred”), 16,077,241 are issued and outstanding, (E) 20,000,000 of which have been designated “Series C-2 Preferred Stock” (the “Series C-2 Preferred”), of which 15,314,959 are issued and outstanding, of which 777,928 are subject to and currently held in escrow and an additional 162,246 which are reserved for issuance upon exercise of outstanding Company Warrants, and

(2) 311,000,000 shares of Company Common Stock, of which 75,137,475 shares are issued and outstanding, of which 930,299 are subject to and currently held in escrow, 145,763,243 shares are reserved for issuance upon conversion of the issued and outstanding or reserved Company Preferred Stock, 54,327,836 shares are reserved for issuance upon exercise of outstanding Company Options, 845,397 shares are reserved for issuance with respect to outstanding Company RSUs, zero shares are outstanding Company Restricted Stock, 21,920,367 shares are reserved for issuance upon exercise of outstanding Company Warrants and 1,696,893 shares are reserved for future awards under the Company Stock Plans.

There are no outstanding adjustments made or required to be made to the conversion rates applicable to the Company Preferred Stock set forth in the Charter. There are no declared or accrued but unpaid dividends with respect to any shares of Company Common Stock or Company Preferred Stock. Each share of Company Preferred Stock is convertible to Company Common Stock on a one-to-one basis. All issued and outstanding shares of Company Capital Stock are set forth in Section 2.2 of the Disclosure Schedule. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrance.

(b) Section 2.2 of the Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all of the Company’s securityholders and the number of shares, options, warrants or other rights to acquire Company Capital Stock owned by each of them (including (1) all holders of Company Options, whether or not granted under the Company Stock Plans, (2) all holders of Company RSUs, (3) all holders of Company Restricted Stock and (4) all holders of Company Warrants).

(c) With respect to each outstanding Equity Award, Section 2.2 of the Disclosure Schedule indicates (1) whether such Equity Award is a Company Option, Company RSU, or Company Restricted Stock, (2) the number of shares and class or series of Company Capital Stock subject to the Equity Award, (3) the date of grant, (4) with respect to each Company Option, the exercise price per share, and the expiration date (maximum term), (5) the vesting schedule or schedule of lapsing of repurchase rights, as applicable, including the extent to which the vesting of such Equity Award will be accelerated effective as of the Effective Time by the consummation of the Transactions, (6) with respect to each share of Company Restricted Stock, the date of purchase or issuance of any Company Restricted Stock and whether the Company or its Subsidiaries has knowledge that a timely election was filed in respect of the Company Restricted Stock pursuant to Code Section 83(b), and (7) the Company Stock Plan (and the name of any foreign sub-plan) under which each Equity Award was granted.

(d) With respect to each Company Warrant, Section 2.2 of the Disclosure Schedule indicates, as of the date hereof, (1) the number of shares and class or series of Company Capital Stock issuable upon the exercise of each such Company Warrant, (2) the date of grant, (3) the exercise price per share, (4) the expiration date thereof, (5) any conditions on exercise, including the extent to which the consummation of the Merger and the Transactions would alter any of the holder’s rights pursuant to the Company Warrant, and (6) any additional exercise, conversion or exchange rights relating thereto.

(e) Except as set forth in Section 2.2(a)(2), there are no contracts to which the Company is a party, or by which it is bound, obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of any Company Capital Stock, Company Options, Company RSU, awards of Company Restricted Stock or Company Warrants or obligating the Company to grant, extend, accelerate the vesting and/or waive any repurchase rights of, change the price of or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts relating to the future purchase or sale of any Company Capital Stock (1) between or among the Company and any of its stockholders, other than written contracts granting the Company the right to purchase unvested shares upon termination of employment or service, or (2) to the knowledge of the Company as of the date hereof, between or among any of the Company’s stockholders All shares of Company Capital Stock repurchased by the Company were repurchased in compliance with all applicable rights of repurchase, rights of first refusal and other similar rights and limitations that were not waived.

(f) There are no stockholder agreements, voting trusts or other agreements or understandings relating to the voting of any shares of Company Capital Stock, and there are no agreements between the Company or its Subsidiaries and any security holder or others, or, to the knowledge of the Company as of the date hereof, among any holders of Company Capital Stock, relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Company Capital Stock.

(g) The Company Stock Plans are the only stock option plans or other plans providing for equity compensation of any Person that the Company or its Subsidiaries has ever adopted or maintained. Each Equity Award has been properly approved by the requisite corporate authority. To the extent required under Law, the Company’s stockholders have properly approved and the Company has properly reserved for issuance the shares of Company Common Stock issuable under the Company Stock Plans.

(h) All awards of Company Options have been documented with the grant forms Made Available to Parent without material deviation from the form, except for terms relating to vesting and exercisability. The terms of the Company Stock Plans and the applicable agreements for each Equity Award permit the cancellation and, if applicable, cashing out and termination of Equity Awards as provided in this Agreement, without the consent or approval of the holders of the Equity Awards or any other Persons. Each outstanding Equity Award was granted to a Person who was a Worker at the time of grant and in compliance with Rule 701 of the Securities Act of 1933, as amended.

(i) No Company Indebtedness (1) gives the obligee thereof any right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (2) has a value that is based upon or derived from Company Capital Stock.

(j) The allocation of the Merger Consideration set forth in Section 1.4 as of immediately prior to the Effective Time will be consistent with the Charter.

(k) The information contained in the Spreadsheet will be complete and correct as of the Closing Date.

(l) The Company does not own or control any direct or derivative equity or similar interest in any Person. The Company does not have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any Person. Section 2.2(l) of the Disclosure Schedule sets forth a true, correct and complete list of each Subsidiary of the Company and the record and beneficial owner of all of its issued and outstanding shares of capital stock or other equity interests and its jurisdiction of formation. The representations set forth in Section 2.1 are true and correct as to each Subsidiary of the Company, mutatis mutandis. All the outstanding capital stock or other equity interest of each Subsidiary of the Company is, to the extent applicable, duly authorized, validly issued, fully paid and nonassessable. There are no contracts to which any Subsidiary of the Company is a party or by which it is bound obligating any Subsidiary of the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock or equity interest of such Subsidiary or obligating such Subsidiary to enter into any such contract. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to any Subsidiary of the Company.

Section 2.3 Authorization; Enforceability.

(a) Subject to the Company obtaining the Required Vote, the Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the Related Agreements to which the Company is a party and to consummate the Transactions. The execution, delivery and performance of this Agreement and the consummation of the Transactions by the Company have been duly authorized by all requisite action on the part of the Company and no further action is required on the part of the Company to authorize this Agreement and the Related Agreements to which it is a party, other than the adoption of this Agreement by the Company’s stockholders and approval by the Company’s stockholders of the Merger. The Company Board, by resolutions duly adopted (and not thereafter modified or rescinded) by unanimous vote (with no abstentions) at a meeting duly called and held or by unanimous written consent, has (a) approved this Agreement, the Merger and the other Transactions, (b) determined that this Agreement and the terms and conditions of the Merger and the Transactions are advisable and in the best interests of the Company and its stockholders, and (c) recommended that the stockholders of the Company adopt this Agreement.

(b) The only votes required of the Company stockholders under the DGCL, the Charter Documents or any contract to which the Company is a party to approve this Agreement are (1) holders of a majority of the Company Preferred Stock, voting together as a single class on an as-converted basis, (2) holders of a majority of the Company Common Stock (including the holders of Company Preferred Stock voting on an as-converted basis) voting together as a single class ((1) and (2) together, the “Required Vote”). Stockholders of the Company representing the Required Vote have indicated to the Company Board that, promptly following the approval of this Agreement, the Merger and the other Transactions by the Company Board, they will adopt this Agreement in accordance with the DGCL and the Charter Documents by delivery of the Stockholders’ Consent, which will not have been modified or rescinded as of the Effective Time.

(c) The Company, prior to the Effective Time, will have notified the holders of Company Capital Stock of the Transactions as and to the extent required by the terms and conditions of the Charter Documents, the DGCL, and as contemplated herein. The information furnished on or in any document mailed, delivered or otherwise furnished to the Company’s stockholders in connection with the solicitation of their vote for or consent to the adoption of this Agreement or in the Information Statement, any amendments or supplements thereto and any Subsequent Notice to Stockholders did not contain, and will not contain, at or prior to the Effective Time, any untrue statement of a material fact and will not omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which made, not false or misleading.

(d) This Agreement and the Related Agreements to which it is a party have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties hereto and thereto, are legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to the effect of (1) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws now and hereunder in effect relating to the rights of creditors generally and (2) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

Section 2.4 Noncontravention.

(a) The execution, delivery and performance of this Agreement and the Related Agreements to which the Company is a party and the consummation of the Transactions by the Company do not and will not (1) conflict with, result in or constitute any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of impairment, suspension, revocation, termination, cancellation, renegotiation, modification or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person in each case in accordance with, any provision of the organizational documents of the Company or any of its Subsidiaries, (2) result in the creation of a material Encumbrance on any assets of the Company or any of its Subsidiaries, (3) conflict with, result in or constitute a material violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of impairment, suspension, revocation, termination, cancellation, renegotiation, modification or acceleration of any obligation or loss or modification of any benefit under, or require consent, approval or waiver from or the delivery of any notice to any Person in accordance with any Contract listed or required to be listed on any Disclosure Schedule, Permit or Law applicable to the Company, any of its Subsidiaries or any of their respective assets, (4) require the giving of notice to any Person in accordance with any Contract listed or required to be listed on any Disclosure Schedule, Permit or Law applicable to the Company, any of its Subsidiaries or any of their respective assets, (5) cause the Company, any of its Subsidiaries, the Surviving Corporation, Parent or Merger Sub to become subject to, or become liable for the payment of, Tax or (6) otherwise have an adverse effect upon the ability of the Company to consummate the Transactions.

(b) Except for the filing of the Certificate of Merger, the filings to be made with the Specified Antitrust Authorities, the Exon-Florio Filing, and any notification to a Governmental Authority in its capacity as a customer of the Company as set forth on Section 2.4(b) of the Disclosure Schedule, no Permit or Order of, or registration or filing with or declaration or notification to, any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the Related Agreements to which the Company is a party or the consummation of the Transactions.

(c) The waiver described on Section 2.4(c) of the Disclosure Schedule has been delivered to the Company.

Section 2.5 Financial Statements.

(a) Section 2.5(a) of the Disclosure Schedule sets forth the Company’s audited consolidated balance sheets as of and statements of operations, statements of equity and statements of cash flows for the years ended December 31, 2014 and 2013 and its unaudited consolidated balance sheet as of and statements of operations and statements of cash flow as of and for the six-month period ended June 30, 2015 (collectively, the “Financial Statements”). The Financial Statements (1) have been prepared in accordance with accounting practice generally accepted in the United States of America (“GAAP”) (except that the interim period financial statements do not have notes thereto) applied on a consistent basis throughout and between the periods indicated, and (2) present fairly in all material respects the consolidated financial condition and results of operations and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated therein (subject, in the case of interim period financial statements, to normally recurring year-end adjustments, none of which individually or in the aggregate are material). There has been no change in the Company’s accounting policies since December 31, 2014 (the “Company Balance Sheet Date”), except as described in the Financial Statements.

(b) The aggregate amount of Company Indebtedness and the holders of such Company Indebtedness on the date hereof are set forth in Section 2.5(b) of the Disclosure Schedule.

(c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose Person on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K).

(d) The Company has in place systems and processes (including the maintenance of proper books and records) that are customary for a company at the same stage of development as the Company designed to (1) provide reasonable assurances regarding the reliability of the Financial Statements and (2) in a timely manner accumulate and communicate to the Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Financial Statements (such systems and processes being herein referred to as the “Financial Controls”). The Company has in place a revenue recognition policy consistent with GAAP. None of the Company, its Subsidiaries, their respective officers nor the Company’s independent auditors has identified or been made aware of any complaint, allegation, deficiency, assertion or claim, whether written or oral, regarding the Financial Controls or the Financial Statements that has not been resolved. To the knowledge of the Company, there have been no instances of fraud by any Worker, whether or not material, that occurred during any period covered by the Financial Statements.

Section 2.6 Absence of Certain Changes; Undisclosed Liabilities.

(a) Since June 30, 2015 (the “Interim Balance Sheet Date”), (1) the Company and its Subsidiaries have conducted their business only in the ordinary course of business, (2) there has not occurred any change, event or condition (whether or not covered by insurance) that, individually or in the aggregate with any other changes, events or conditions, has resulted in, or could reasonably be expected to result in, a Material Adverse Effect on the Company and (3) neither the Company nor its Subsidiaries has experienced any material damage, destruction or loss (whether or not covered by insurance).

(b) Neither the Company nor any of its Subsidiaries has any Liabilities (whether or not required to be reflected in the Financial Statements in accordance with GAAP), except for Liabilities that (1) are reflected in, reserved against or shown on the balance sheet included in the Financial Statements as of the Interim Balance Sheet Date (the “Interim Balance Sheet”), (2) Liabilities incurred in the ordinary course of business since the Interim Balance Sheet associated with (x) employee compensation, (y) contracts listed in the Disclosure Schedule or not required to be listed on the Disclosure Schedule (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of Law) or (z) actions taken after the date hereof and permitted under Section 4.2 or (3) are included in Company Indebtedness or Transaction Expenses.

Section 2.7 Absence of Litigation. No Action has been or is pending, or to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their respective assets or properties, including any Company-Owned Intellectual Property, or any of their respective officers or directors in their capacities as such. No Order has been or is outstanding against the Company or any of its Subsidiaries or any of their respective assets or properties or directors or officers in their respective capacities as such. There is no Action pending, or to the knowledge of the Company threatened in writing, against any Person who has a contractual right or a right pursuant to the Charter, DGCL or other Law to indemnification from the Company related to any Basis existing prior to the Effective Time, nor is there any Basis therefor. There is no Basis for any Action regarding a claim of breach of fiduciary duty by the Company’s directors or officers arising out of actions taken by the Company’s directors or officers prior to the Effective Time. There is no Action by the Company

or any of its Subsidiaries pending, threatened or contemplated against any other Person as of the date hereof. The Company has notified all stockholders of the Company of actions taken by its stockholders, in accordance with and to the extent required by any contract of the Company, the Charter Documents, Section 228(e) of the DGCL and other Law.

Section 2.8 Restrictions on Business Activities. There is no contract (including covenants not to compete) or Order binding upon the Company or any of its Affiliates that has or would reasonably be expected to have, whether before or after consummation of the Transactions, the effect of prohibiting or impairing the conduct of business by the Company or any of its Affiliates, in each case as currently conducted or as proposed to be conducted by the Company or any of its Affiliates. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries has entered into any contract (a) that expressly limits the freedom of the Company or its Affiliates to (1) engage or participate, or compete with any other person, in any line of business, market or geographic area, or (2) make use of any Company-Owned Intellectual Property (except for nonexclusive licenses to Company-Owned Intellectual Property granted by the Company or any of its Affiliates in the ordinary course of business), or (b) under which the Company or its Affiliates grants most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights or terms to any Person, or (c) otherwise limiting the right of the Company or its Affiliates to sell, distribute or manufacture the Company Products; or (d) limiting the right of the Company or its Affiliates to purchase or otherwise obtain any software, products or services material to the development and provision of the Company Products; or (e) limiting the right of the Company or its Affiliate to hire or solicit potential Workers.

Section 2.9 Intellectual Property.

(a) Section 2.9(a) of the Disclosure Schedule (1) contains a complete and accurate list (by name and version number) of all of products and service offerings of the Company or any of its Subsidiaries that, as of the date of this Agreement, are being sold, licensed, distributed, or supported (the “Company Products”) , or that the Company or any of its Subsidiaries has stated in its generally publicly available marketing or promotional materials that it intends to sell, license, distribute or grant access to in the future (the “Developing Products”).

(b) Section 2.9(b) of the Disclosure Schedule sets forth a complete and accurate list of all Registered Intellectual Property included among the Company-Owned Intellectual Property (the “Company Registered Intellectual Property”). For each item of Company Registered Intellectual Property, Section 2.9(b) of the Disclosure Schedule indicates, as applicable, the owner of such Intellectual Property, the countries in which such Intellectual Property is patented or registered, the registration or application number, and the filing and expiration dates thereof. Each item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property have been paid and all necessary documents and articles in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property as of the date hereof.

(c) To the knowledge of the Company, there is no information, material, fact, or circumstance, including any information or fact that would constitute prior art, that would render any Company Registered Intellectual Property invalid or unenforceable.

(d) Except as set forth in Section 2.9(d)(i) of the Disclosure Schedule, all right, title and interest in and to the Company-Owned Intellectual Property, Company Products and the Developing Products is wholly exclusively owned by the Company or one of its Subsidiaries free and clear of any Encumbrances (except with respect to the Developing Products, to the extent that all Intellectual Property therein may not have yet been created, acquired, or licensed) and is fully transferable, alienable and licensable by the Company or its Affiliates without restriction and without payment to any Person, subject to the Inbound Licenses, Excluded Contracts and Company Product Open Source Materials. Except as set forth in Section 2.9(d)(ii) of the Disclosure Schedule, with respect to any Intellectual Property of which the Company or one of its Subsidiaries is a joint owner or co-owner, the Company has not agreed to any restrictions with any third party joint owner or co-owner of the Intellectual Property on the Company’s or any of its Subsidiaries’ exercise of the full scope of rights afforded an exclusive owner of that type of Intellectual Property right under the Laws of the jurisdiction in which the Intellectual Property right exists.

(e) The Company and its Subsidiaries have taken commercially reasonable measures to protect the Company-Owned Intellectual Property. In each case in which the Company or one of its Subsidiaries has acquired ownership of any Intellectual Property from any Person in the four years prior to the date of this Agreement, the Company or such Subsidiary has obtained ownership of such Intellectual Property by a written assignment that is valid and enforceable, and, with respect to such Intellectual Property that constitutes Company Registered Intellectual Property the Company or such Subsidiary has recorded each such assignment with the relevant governmental authorities, including the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be.

(f) The Intellectual Property Used in the Company Products and the Developing Products (to the extent developed) is comprised entirely of the Company-Owned Intellectual Property, the Intellectual Property or Software licensed to the Company or any of its Subsidiaries under the Inbound Licenses set forth in Section 2.9(g)(i) of the Disclosure Schedule, and the Company Products Open Source Materials licensed to the Company or any of its Subsidiaries under the licenses set forth in Section 2.9(j) of the Disclosure Schedule. No custom Software developed by or on behalf of the Company or any of its Subsidiaries for any third party, such as pursuant to a services engagement (as a consultant, independent contractor, service professional, or otherwise) and for which the Company or any of its Subsidiaries did not retain ownership of or license to, has been Used in the Company Products.

(g) Section 2.9(g)(i) and (ii) of the Disclosure Schedule lists all contracts that are currently in effect to which the Company or any of its Subsidiaries is a party under which the Company or any of its Subsidiaries has been granted rights to or in any Intellectual Property or Software from a third party, and such rights, Intellectual Property or Software is: (i) Used in the Company Products other than Company Product Open Source Materials; or (ii) otherwise used in or necessary to the conduct of the business of the Company as presently conducted by the

Company or its Subsidiaries, and for which the Company paid more than $350,000 during the 12 month period ending June 30, 2015 (“Inbound Licenses”). No Person who has licensed Intellectual Property or Software to the Company or any of its Subsidiaries has ownership or any exclusive rights to any improvements, derivative works and other modifications made by the Company or any of its Subsidiaries that are included in any Company Products or Developing Products.

(h) Section 2.9(h) of the Disclosure Schedule lists all operating systems that the Company or any of its Subsidiaries has publicly stated that the Company Products are currently supported on (the “Compatible Platforms”). Subject to and without expanding upon the representations in Section 2.9(u), the Company and its Subsidiaries have ensured that all Company Products are operable on the applicable Compatible Platform(s).

(i) Neither the Company nor any of its Subsidiaries has agreed to, or assumed, any obligation or duty to indemnify, hold harmless, or otherwise pay any damages to any third party with respect to the infringement or misappropriation by the Company, any of its Subsidiaries or such other Person of the Intellectual Property rights of any third party, other than in the form consistent with the Company’s or any of its Subsidiaries’ standard form agreements that have been Made Available.

(j) Section 2.9(j) of the Disclosure Schedule lists: (i) all Open Source Materials Used in the Company Products (the “Company Product Open Source Materials”); and (ii) the name of the applicable license. Neither the Company nor any of its Subsidiaries is in breach of any of the material terms of any license to any such Company Product Open Source Materials. The Company and its Subsidiaries have taken commercially reasonable steps and have implemented commercially reasonable procedures designed to identify Open Source Materials Used in the Company Products. To the knowledge of the Company, there has been no material deviation from or violation of such procedures with respect to Open Source Materials. No Software to which the Company owns the applicable Intellectual Property Rights Used in the Company Products has been Used by Company in a manner that subjects it to a requirement to be distributed under (1) the Affero General Public License or the GNU Affero General Public License, (2) an Open Source Materials license having any provision that such Software or Source Code materials subject to such license be disclosed or distributed in Source Code form.

(k) Each current and former Worker that has contributed to the creation or development of any Intellectual Property or Source Code Used in the Company Products has done so acting within the scope of their employment or engagement with the Company or a Subsidiary thereof (as applicable). Each current Worker has irrevocably assigned in a valid written assignment all of their Intellectual Property rights therein, to the Company or one of its Subsidiaries, and has waived, subject to limitations of applicable law any unassignable rights such as moral rights that they may possess in the Intellectual Property.

(l) The operation of the business of the Company as it currently is conducted, and as has been conducted in the last six years, including the design, development, use, import, export, manufacture, licensing, granting of access to, sale or other disposition of Company Products (including the provision of service offerings), has not infringed or misappropriated and do not infringe or misappropriate the Intellectual Property rights of any Person, violated the rights of any Person, or constituted unfair competition or trade practices under the Laws of any jurisdiction.

(1) Neither the Company nor any of its Subsidiaries has, in the four years prior to the date of this Agreement received any written (i) notice from any Person claiming that the operation of their respective businesses or any Company Product infringes or misappropriates or has infringed or misappropriated the Intellectual Property of any Person or constitutes unfair competition or trade practices under the Laws of any jurisdiction, or (ii) request to license, any invitation to join a licensing program, or any other suggestion that it would be required take a license or enter a license aggregation program in order to operate without infringing another Person’s rights.

(2) Neither the Company nor any of its Subsidiaries has, in the four years prior to the date of this Agreement sent any written notice to any Person claiming that the operation of such Person’s business infringes or misappropriates or has infringed or misappropriated any Company-Owned Intellectual Property or constitutes unfair competition or trade practices under the Laws of any jurisdiction.

(m) There is no Action currently pending or, to the knowledge of the Company, threatened against Company or any of its Subsidiaries alleging that any Company Product, including the provision of any service offerings related thereto infringes or misappropriates the Intellectual Property rights of any other Person (a “Dispute”). The Company has no knowledge of any Basis that would give rise to such a Dispute. No Company-Owned Intellectual Property or Company Product is subject to any outstanding Order, injunction, or other disposition of any Dispute, that limits the manner in which Company and its Subsidiaries may exploit the Company-Owned Intellectual Property or Company Products.

(n) There is no contract between the Company or any of its Subsidiaries, on the one hand, and any other Person, on the other hand, with respect to any Intellectual Property, Company Products or Developing Products under which there is currently any material dispute regarding the scope of such contract, or performance under such contract, including with respect to any payments to be made or received by the Company or any of its Subsidiaries thereunder.

(o) Except as provided in Section 2.9(o) of the Disclosure Schedule, only object code versions of any Company Products have been provided to customers of such Company Products, and none of the Company, any of its Subsidiaries or any other party acting on behalf of the Company or any of its Subsidiaries has disclosed or delivered to any third party, or permitted the disclosure or delivery by any escrow agent or other party of, any Source Code Used in any of the Company Products, other than: (i) disclosures to any current or former Workers pursuant to contracts that prohibit use except in the performance of services to the Company or any of its Subsidiaries, and (ii) Open Source Materials contained therein. No event has occurred, and no circumstance or condition exists, that (with or without notice, lapse of time or both) will, or would reasonably be expected to, require the disclosure or delivery by the Company, any of its Subsidiaries or any Person acting on behalf of the Company or any of its Subsidiaries to any third party of any Source Code Used in any of the Company Products. Section 2.9(o)(ii) of the Disclosure Schedule identifies each contract under which the Company or any of its Subsidiaries has deposited, or is or may be required to deposit, with an escrow agent or other third party, any Source Code Used in any of the Company Products. Neither the execution of this Agreement nor the consummation of any of the Transactions, in and of itself, would reasonably be expected to result in the release of any Source Code Used in the Company Products from any such escrow.

(p) Neither this Agreement nor the Transactions, pursuant to any contract between the Company or any of its Subsidiaries, on the one hand, and any other Person, on the other hand will result in (1) Parent or the Surviving Corporation granting to any Person any right to or with respect to any Intellectual Property or Software owned by, or licensed to, any of them, (2) Parent or the Surviving Corporation being bound by, or subject to, any non-competition or other material restriction on the operation or scope of their respective businesses, or (3) Parent or the Surviving Corporation being obligated to pay any royalties or other material amounts to any Person in excess of those amounts payable by any of them, respectively, in the absence of this Agreement or the Transactions.

(q) The Company and its Subsidiaries have taken all commercially reasonable steps that are necessary to protect the Company’s and its Subsidiaries’ rights in Trade Secrets of the Company or its Subsidiaries, or Trade Secrets disclosed by any other Person to the Company or any of its Subsidiaries. Without limiting the foregoing, the Company and its Subsidiaries have, and use commercially reasonable efforts to enforce, a policy requiring each Worker to execute a proprietary information, confidentiality and assignment agreement substantially in the Company’s standard form, a current version of which form has been Made Available, and all current and Former Workers involved in the creation of Intellectual Property Used in the Company Products or the Developing Products have executed such an agreement in substantially standard form, a current version of which form has been Made Available. To the knowledge of the Company, no current Worker is in material violation of any term of any invention assignment agreement, or any other similar contract or agreement, in each case relating to the right to use Trade Secrets or proprietary information of others.

(r) With respect to the Company Products, the Company or its Subsidiaries maintains machine readable master-reproducible copies, Source Code, technical documentation and user manuals for the most current releases or versions of such Software and for all earlier releases or versions thereof currently being supported by the Company or its relevant Subsidiary, and in each case, subject to and without expanding upon the representations in Section 2.9(u), the Company Products compile from the corresponding Source Code, and substantially conform to any technical documentation and user manuals published by the Company or its relevant Subsidiary relating to such Software.

(s) No portion of the Source Code embodied in the Company’s Good Mobile Messaging Server product is copied, used, distributed or installed with the Company’s GEMS server product.

(t) None of the Company-Owned Intellectual Property or Company Products or Developing Products were developed by or on behalf of, or using grants or any other subsidies of, any Governmental Authority or any educational institution or research center, and no government funding, facilities, faculty or students of an educational institution or research center or funding from third parties was used in the development of Company-Owned Intellectual

Property or any Company Product or Developing Product, in a manner that gives any ownership of or license rights of any Company-Owned Intellectual Property, Company Products or Developing Products to any Governmental Authority. No current Worker or Former Worker who was involved in, or who contributed to, the creation or development of any Company-Owned Intellectual Property has performed services for a government, educational institution or research center during a period of time during which such Worker was also performing services for the Company or any of its Subsidiaries, in a manner that gives any ownership of or license rights of any Company-Owned Intellectual Property, Company Products or Developing Products to any by such Governmental Authority. Without limiting the foregoing, no Governmental Authority, including the National Security Agency and the Department of the Air Force, has any ownership or exclusive rights in or to any Company Products.

(u) There are no known material errors in any published technical documentation, specifications, manuals, user guides, promotional material, benchmark test results, and other written materials related to, associated with or used or produced in the development of any Company Product. The Company has taken commercially reasonable efforts to ensure that the Company Products (i) are scalable to meet current and reasonably anticipated capacity; (ii) have security, backups, disaster recovery arrangements and hardware and software support and maintenance to minimize the risk of material error, breakdown, failure or security breach occurring and to ensure if such event does occur it does not cause a material disruption to the business of the Company or its Subsidiaries reasonably consistent with industry practice for similar products; and (iii) have not suffered any material error, breakdown, failure or security breach in the last 24 months which has caused damage to the business of the Company or its Subsidiaries or was reportable to any Governmental Authority or Person.

(v) The Company and its Subsidiaries have (1) complied in all material respects with their published privacy policies and contractual obligations with customers and, to the knowledge of the Company, all applicable Laws relating to data privacy, data collection, data protection and data security, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of personally identifiable information and (2) taken commercially reasonable measures to ensure that personally identifiable information is protected against loss, damage, and unauthorized access, use, modification, or other misuse. There has been no material loss, damage, or unauthorized access, use, unauthorized transmission, modification, or other misuse of any such information by the Company, its Subsidiaries or any of their employees or contractors. No Person (including any Governmental Authority) has made any claim or commenced any Action with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any such personally identifiable information by the Company, its Subsidiaries or any of their employees or contractors and there is no reasonable basis for any, where such claim or Action. The execution, delivery and performance of this Agreement and the consummation of the Merger complies with the Company’s written privacy policy and, to the knowledge of the Company, with all applicable Laws relating to privacy and data security. The Company and its Subsidiaries have in the last six years made all required disclosures to, and obtained any necessary consents from, users, customers, employees, contractors, Governmental Authorities and other applicable Persons required by Laws related to data privacy, data collection, data protection and data security and has filed any required registrations with the applicable data protection authority.

Section 2.10 Taxes.

(a) “Tax” means (1) any net income, corporate, capital gains, gift, alternative minimum, add-on minimum, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, estimated, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, or similar governmental assessment or charge, and any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such item (domestic or foreign) (each, a “Tax Authority”), (2) any liability for the payment of any amounts of the type described in clause (1) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (3) any liability for the payment of any amounts of the type described in clause (1) or (2) of this sentence as a result of being a transferee of or successor to any Person or as a result of any obligation to indemnify any other Person. “Tax Return” means any return, statement, report or form (including information returns and reports) filed or required to be filed with respect to Taxes.

(b) The Company and its Subsidiaries have properly completed and timely filed all Tax Returns required to be filed by them. All such Tax Returns are true and correct and have been completed in accordance with Law, and the Company and its Subsidiaries have paid or withheld and paid to the appropriate Tax Authority all Taxes due (whether or not shown to be due on such Tax Returns).

(c) All unpaid Taxes of the Company and any of its Subsidiaries for periods (or portions of periods) through the Interim Balance Sheet Date have been accrued on the Interim Balance Sheet in accordance with GAAP. Neither the Company nor any of its Subsidiaries has any liability for unpaid Taxes accruing after the Interim Balance Sheet Date, other than Taxes accruing in the ordinary course of business conducted after the Interim Balance Sheet Date. Proper provision has been made in the Interim Balance Sheet for deferred taxation in accordance with GAAP.

(d) There is (1) no lien for Taxes against the property of the Company or any of its Subsidiaries other than liens for Taxes not yet due and payable, (2) no audit of any Tax Return of the Company or any of its Subsidiaries being conducted by a Tax Authority, (3) no extension or waiver of any statute of limitations on the assessment of any Taxes granted to the Company or any of its Subsidiaries currently in effect, and (4) no deficiency for Taxes or other assessment relating to Taxes that has been claimed, threatened, proposed in writing or assessed against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction may open an audit or other review of the Taxes of such entity or that the jurisdiction believes that such entity was required to file any Tax Return that was not filed.

(e) Neither the Company nor any of its Subsidiaries has (1) been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) ending after the Closing in accordance with Section 481 of the Code or any comparable provision of state or foreign Tax Law as a result of transactions or events occurring before the Closing, (2) filed any disclosure under Section 6662 of the Code or comparable provisions of state, local or foreign Tax Law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return, (3) engaged in a “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4(b), (4) ever been a member of a consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or one of its Subsidiaries was not the ultimate parent company, (5) been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction intended to be described in Section 355 of the Code, (6) incurred any liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, as a result of any contractual obligation (other than contracts with customary terms entered into in the ordinary course of business the primary purposes of which do not relate to Taxes), or otherwise for any Taxes of any Person other than the Company or one of its Subsidiaries or (7) been a “United States real property holding corporation” within the meaning of Section 897 of the Code at any time within the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code. Neither the Company nor any of its Subsidiaries is a party to or is subject to, any joint venture, partnership or other arrangement that is treated as a partnership for Tax purposes.

(f) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (other than agreements with customary terms entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), nor does the Company or any of its Subsidiaries have any liability or potential liability to another party under any such agreement.

(g) The Company and each of its Subsidiaries has withheld or collected and timely paid over to the appropriate Tax Authorities (or are properly holding for such timely payment) all Taxes required by Law to be withheld or collected by them.

(h) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any: (1) installment sale or other open transaction disposition made on or before the Closing Date, (2) prepaid amount received on or before the Closing Date, (3) closing agreement described in Section 7121 of the Code or any corresponding provision of state or foreign Tax Law executed on or before the Closing Date, (4) change in method of accounting for a taxable period or portion thereof ending on or before the Closing Date, or (5) indebtedness discharged in connection with any election under Section 108(i) of the Code.

(i) Section 2.10(i) of the Disclosure Schedule lists all income, franchise and similar Tax Returns (federal, state, local and foreign) filed with respect to the Company or any of its Subsidiaries for taxable periods ended on or after January 1, 2012, indicates the most recent income, franchise or similar Tax Return for each relevant jurisdiction for which an audit has been completed or the statute of limitations has lapsed and indicates all Tax Returns that currently are the subject of audit.

(j) Neither the Company nor any of its Subsidiaries has been or is subject to tax in a country other than its country of organization by virtue of having (during any taxable period remaining open for the assessment of Tax by any foreign Tax Authority under its applicable statute of limitations) a place of business in any country outside the country of its organization.

(k) The Company and each of its Subsidiaries has properly and timely documented its transfer pricing methodology in material compliance with Sections 482 and 6662 of the Code and any similar provision of applicable Law. Neither the Company nor any of its Subsidiaries is a party to any advance pricing agreement or any similar contract or agreement.

(l) Neither the Company nor any of its Subsidiaries has ever participated in an international boycott within the meaning of Section 999 of the Code.

(m) Neither the Company nor any of its Subsidiaries is subject to any gain recognition agreement under Section 367 of the Code.

(n) None of the Company’s Subsidiaries that are incorporated or formed in a non-U.S. jurisdiction have, or at any time have had, an investment in “United States property” within the meaning of Section 956(c) of the Code.

(o) Section 2.10(o) of the Disclosure Schedule sets forth each Tax incentive, holiday or abatement from which the Company or its Subsidiaries currently benefits. The consummation of the transactions contemplated by this Agreement will not require any recapture of any Tax benefit previously claimed pursuant to any Tax incentive, holiday or abatement.

(p) Each Employee Benefit Plan that is a nonqualified deferred compensation plan (within the meaning of Section 409A(d)(1) of the Code) has been maintained in compliance with Section 409A of the Code and all applicable IRS and Treasury Department guidance issued thereunder in both operation and documentation. None of the Transactions will constitute or result in a deferral of compensation or acceleration of payment of any deferred compensation under any Employee Benefit Plan that is subject to Section 409A of the Code. Each Company Option was issued with an exercise price for purposes of Section 409A of the Code that is no less than the fair market value of the underlying stock on the date of grant and is otherwise exempt from Section 409A of the Code. Neither the Company nor any Subsidiary thereof has any Liability to reimburse, gross-up or otherwise pay the Taxes, interest or Tax-related penalties imposed under Code Section 409A on behalf of any current or former Worker.

(q) No amount that has been or could be received (whether in cash, services, benefits, property or the vesting of property) as a result of any of the Transactions (either directly or in connection with any other event) under any Employee Benefit Plan by any current or former Worker who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) is reasonably likely to be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code). Neither the Company nor any of its Subsidiaries has any Liability to reimburse, gross-up or otherwise pay the Taxes, interest or Tax-related penalties imposed under Code Section 4999 on behalf of any current or former Worker.

(r) With respect to each current or former Worker who, in the four years prior to the Effective Time, purchased shares of the Company’s Capital Stock under the terms of an Equity Award while such shares were subject to a substantial risk of forfeiture (within the meaning of Code Section 83), either (i) each such Worker timely filed with the applicable Tax

Authority an election under Code Section 83(b) and timely remitted to the applicable Tax Authority all Taxes due in connection with such filing, and a copy of such election has been Made Available to Parent, or (ii) the Company and its Subsidiaries has withheld or collected, and timely paid over to the appropriate Tax Authorities (or are properly holding for such timely payment), all Taxes required by Law to be withheld or collected by them on each date on which the substantial risk of forfeiture lapsed with respect to such shares of Company Capital Stock.

Section 2.11 Employee Benefit Plans.

(a) Section 2.11(a) of the Disclosure Schedule sets forth a complete list of all material Employee Benefit Plans. For purposes of this Agreement, “Employee Benefit Plans” means: (1) all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), (2) all other severance pay, salary continuation, pay in lieu of notice, bonus, incentive, retention, change in control compensation, stock option, stock unit, restricted stock, equity-based compensation, fringe benefit, Worker loan, relocation, health insurance, life insurance, disability insurance, retirement, pension, profit sharing, deferred compensation plans, or other compensatory contracts, programs, funds or arrangements of any kind, and (3) all other Worker benefit plans, contracts, programs, funds or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) , in all cases, in respect of any present or former Workers of the Company or any of its Subsidiaries that are sponsored or maintained by the Company or any of its Subsidiaries and with respect to which the Company or any of its Subsidiaries is required to make payments, transfers, or contributions or with respect to which the Company or any of its Subsidiaries is reasonably likely to have Liability in the future.

(b) True and complete copies of the following materials with respect to each Employee Benefit Plan have been Made Available to Parent, as applicable: (1) the current plan document or, in the case of an unwritten Employee Benefit Plan, a written description thereof, (2) the current determination letter or opinion letter from the Internal Revenue Service (“IRS”), (3) the current summary plan description and all summaries of material modifications thereto and the past three annual reports and associated summary annual reports, and (4) the current trust agreement, insurance contracts and other documents relating to the funding or payment of benefits under such Employee Benefit Plan.

(c) Each Employee Benefit Plan has been established, maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and Law. There have been no prohibited transactions or breaches of any of the duties imposed by ERISA on “fiduciaries” (within the meaning of Section 3(21) of ERISA) with respect to the Employee Benefit Plans that could result in any Liability or excise tax under ERISA or the Code being imposed on the Company or any of its Subsidiaries.

(d) Each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has been determined by the IRS to be so qualified, and each trust created thereunder has been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code. To the Company’s knowledge, nothing has occurred since the date of any such determination that could reasonably be expected to give the IRS grounds to revoke such determination.

(e) Neither the Company nor any of its Subsidiaries has or has had an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code. There is no trade or business (whether or not incorporated) (1) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company or one of its Subsidiaries or (2) which together with the Company or any of its Subsidiaries is treated as a single employer under Section 414(t) of the Code.

(f) With respect to each Employee Benefit Plan benefitting any current or former Worker (or his or her eligible dependents) that is subject to Section 4980B of the Code, the Company and each of its Subsidiaries has complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(g) No Employee Benefit Plan that provides health insurance or medical coverage is self-funded or self-insured. No Employee Benefit Plan is funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Employee Benefit Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(h) There are no ongoing, or to the knowledge of the Company, threatened Actions with respect to any Employee Benefit Plan (including Actions against any fiduciaries thereof in respect of their capacity as a fiduciary of an Employee Benefit Plan). No current or former Worker has brought a claim in the two years prior to the date of this Agreement against the Company or any of its Subsidiaries in respect of any Employee Benefit Plan, other than routine claims for benefits occurring in the ordinary course of business and consistent with the terms of the applicable Employee Benefit Plan.

(i) All (1) insurance premiums due and required to be paid by or through the Company or any of its Subsidiaries with respect to, (2) benefits, expenses, and other amounts due and payable under, and (3) contributions, transfers, or payments required to be made to, any Employee Benefit Plan have been timely paid or made. To the Company’s knowledge, neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, workers compensation, social security, retirement fund, provident fund, pension fund, or other benefits or obligations for Workers (other than routine payments to be made to the Governmental Authority in the ordinary course of business that are not yet due and payable). There are no claims pending against the Company or any of its Subsidiaries (x) under any workers’ compensation plan or policy, (y) for unemployment compensation benefits or (z) for long term disability.

(j) No Employee Benefit Plan provides benefits to any individual who is not either a current or former Worker (or the dependent or beneficiary of such Worker). No Employee Benefit Plan provides benefits, including death or medical benefits, beyond termination of service or retirement other than (1) coverage mandated by Law, (2) death or retirement benefits under any Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code or (3) those severance benefit plans (including but not limited to the Retention/Severance Payments) set forth on Section 2.11(j) of the Disclosure Schedule.

(k) With respect to any insurance policy providing funding for benefits under any Employee Benefit Plan, to the knowledge of the Company, no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and no such proceedings with respect to any such insurance company are imminent.

(l) Neither the Company nor any of its Subsidiaries has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of the Company or any of its Subsidiaries that would be an Employee Benefit Plan if it were in effect as of the date hereof, nor have the Company or its Subsidiaries approved any amendments to any of the Employee Benefit Plans that are not reflected in the copies of such plans Made Available to Parent.

(m) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in connection with any other event (including the termination of employment or service with Parent or the Company or one of its Subsidiaries following the Merger), (1) result in any payment (including severance, deferred compensation, Tax gross-up, retention, or other golden parachute) becoming due under any Employee Benefit Plan, (2) increase any benefits (including severance, deferred compensation or equity award) otherwise payable under any Employee Benefit Plan, (3) result in the acceleration of the time of payment, funding or vesting of any payments or benefits under any Employee Benefit Plan, or (4) result in the forgiveness in whole or in part of, or accelerate the repayment date of, any outstanding loans that exist under or as part of any Employee Benefit Plan.

Section 2.12 Employee Matters.

(a) The Company and its Subsidiaries are, and at all times in the last four years have been, in compliance in all material respects with all Laws governing the employment of labor, including Laws relating to employment practices, wages, hours, classification of workers, affirmative action, collective bargaining, discrimination, harassment, retaliation, civil rights, terms and conditions of employment, immigration, safety and health, plant closings, and termination of service (“Employment Practices”), including the Age Discrimination in Employment Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, ERISA, the Fair Labor Standards Act (29 U.S.C. 201, et seq.), the Americans with Disabilities Act, the Occupational Safety and Health Act, the Family Medical and Leave Act (29 U.S.C. 2601, et seq.), the National Labor Relations Act of 1935, Executive Order 11246 and any other executive orders or regulations governing affirmative action, EEO and VETS-100 reporting obligations, and the Immigration Nationality Act (8 U.S.C. 1324a, et seq.). For the avoidance of doubt, except as would not be material, each individual that renders services to the Company or any of its Subsidiaries who is classified thereby as having the status of (i) an independent contractor or other non-employee status or (ii) as an exempt or non-exempt employee, is properly so classified for all purposes, including (A) taxation and Tax reporting, (B) eligibility to participate in the Employee Benefit Plans, and (C) for purposes of the Fair Labor Standards Act (29 U.S.C. 201, et seq.).

(b) No material Liability has been incurred by the Company or any of its Subsidiaries for breach of employment contracts or consulting contracts to which the Company or any of its Subsidiaries is a party. Neither the Company nor any Subsidiary thereof has any current Liability for accrued and vested but unpaid severance, pay in lieu of notice, or other payment arising from the termination of the service of any former Worker.

(c) Section 2.12(c) of the Disclosure Schedule sets forth a true, correct and complete list of all employment contracts (except for those terminable at-will and without any right to severance or advance notice of termination), indemnification agreements and consulting contracts (except for those terminable without penalty on 30 days’ notice) either (i) with a current Worker to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, or (ii) with a current or former Worker and under which there is an outstanding Liability, copies of which have been Made Available to Parent, along with copies of form offer letters, employment contracts and consulting agreements used in each jurisdiction in which Workers of the Company or its Subsidiaries are based or located, copies of which have been Made Available to Parent.

(d) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, works council or other labor union contract. No labor union contract, works council agreement or collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any duty to bargain with any labor organization or works council. To the knowledge of the Company, there have never been any activities or proceedings of any labor union to organize employees of the Company or any of its Subsidiaries. There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending now, that has occurred in the past, or to the knowledge of the Company, is now threatened, that would reasonably be expected to interfere with the business activities of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has or is engaged in any unfair labor practice.

(e) Section 2.12(e) of the Disclosure Schedule is a true, correct and complete list of the names (or, if required under privacy Laws, employee identification number), of all current officers, directors, employees (regular, temporary, part-time or otherwise), consultants and individual independent contractors of the Company or any of its Subsidiaries (each, a “Worker”), showing each such person’s current (i) position, (ii) Worker classification, (iii) if an employee, his or her status as exempt or non-exempt (to the extent applicable under Law), (iv) date of commencement of service, (v) rate of cash compensation, (vi) target annual incentive compensation, (vii) primary work location and the status of any required visa or work permit, (viii) accrued but unpaid vacation, sick leave or other paid time off, (xi) accrued but unpaid bonuses, (ix) severance or termination payment rights payable in excess of that required by Law, (x) whether such person is on a leave of absence or given written notice of the need for a leave of absence, and (xi) whether such person is on a performance improvement plan.

(f) As of the date hereof, no employee of the Company or any of its Subsidiaries with a job title of Vice President or higher has given written notice to the Company or any of its Subsidiaries of such employee’s termination of, or intent to terminate, employment with the Company or such Subsidiaries. The employment of each of the employees of the Company and each of its Subsidiaries whose primary work location is in the United States is “at will.” Except as expressly required by Law, neither the Company nor any of its Subsidiaries has any obligation to provide any particular form or period of notice before terminating the employment of any of their respective employees.

(g) As of the date hereof, there are no material written personnel manuals, handbooks, policies, rules or procedures currently in effect applicable to any Worker, other than those for which true and complete copies have heretofore been Made Available to Parent.

(h) There are no Actions pending, or to the knowledge of the Company, threatened involving any current or former Worker. Neither the Company nor any of its Subsidiaries is a party to a conciliation agreement, consent decree or other agreement or order with any federal, state or local agency of Governmental Authority with respect to employment practices. In the two years prior to the date of this Agreement, no current or former Worker has filed a complaint or claim with the Company or any of its Subsidiaries with respect to Employment Practices. To the knowledge of the Company, no current or former Worker has been involved in an accident in the course of his or her service with the Company or its Subsidiaries that would have caused other than minor injury, nor has any such person been exposed to occupational health hazards in the service of the Company or such Subsidiary.

(i) No visa or work permit held by a Worker with respect to his or her service with the Company or its Subsidiaries will expire during the six-month period beginning on the date hereof.

(j) Neither the Company nor any of its Subsidiaries has at any time in the two years prior to the date of this Agreement taken any action that (i) would constitute a “mass layoff” or “plant closing” within the meaning of the Worker Readjustment and Notification Act (the “WARN Act”) (29 U.S.C. § 2101) or would otherwise trigger notice requirements or liability under any other Law that is comparable to the WARN Act or (ii) resulted in the termination of employment of 50 or more Workers or more than 10 percent of the Workers of the Company and its Subsidiaries during any 90-day period.

(k) To the knowledge of the Company, no current or former Worker is in any material respect in violation of any employment contract, non-disclosure, confidentiality agreement, or consulting agreement with the Company or any of its Subsidiaries. To the knowledge of the Company, no current or former Worker is in any material respect in violation of any non-competition agreement, non-solicitation agreement or restrictive covenant with a former employer or service recipient relating to the right of any such Worker to be employed by or provide services to the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

Section 2.13 Related Party Transactions. No officer or director of the Company or any of its Subsidiaries and, to the knowledge of the Company, no stockholder of the Company (nor any immediate family member of any of such Persons or any trust, partnership or company in which any of such Persons has or has had an interest) (each a “Related Party”) has or has had, directly or indirectly, (a) any interest in any third party which furnished or sold, or furnishes or sells, services, products or technology that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell, (b) any interest in any third party that purchases from or sells or furnishes to the Company or any of its Subsidiaries any goods or services or (c) any interest in any contract to which the Company or any of its Subsidiaries is a party, except that ownership of no more than one percent of the outstanding voting stock of a publicly traded company shall not be deemed to be an “interest in any third party” for purposes of this Section 2.13.

Section 2.14 Company Authorizations. Each material Permit (a) pursuant to which the Company or any of its Subsidiaries currently operates or holds any interest in any of its assets, or (b) that is required for the operation of the Company’s business as presently conducted or the holding of any such interest (collectively, the “Company Authorizations”) has been issued or granted to the Company or its Subsidiaries. The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company and each of its Subsidiaries to lawfully operate or conduct its business or hold any interest in its assets.

Section 2.15 Banks and Brokerage Accounts. Section 2.15 of the Disclosure Schedule sets forth, as of the date hereof, (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company or any of its Subsidiaries have an account (including “deposit accounts” as defined in Section 9105 of the California Commercial Code and “securities accounts” as defined in Section 8501 of the California Commercial Code) or a safe deposit box or maintains a banking, custodial, trading or other similar relationship; (b) a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Company or of its Subsidiaries having signatory power with respect thereto; and (c) a list of each investment asset, the name of the record and beneficial owner thereof, the location of the certificates, if any, therefor, the maturity date, if any, and any stock or bond powers or other authority for transfer granted with respect thereto.

Section 2.16 Insurance. Section 2.16 of the Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all policies of insurance and indemnity bonds issued at the request or for the benefit of the Company or any of its Subsidiaries and includes the types of policies, insurers, forms of coverage, policy numbers, coverage dates, annual premiums, named insured, limit of liability and insurance broker or agent contacts. As of the date hereof, all such policies and bonds are in full force and effect. True and complete copies of each listed policy have been Made Available to Parent. As of the date hereof, there is no material claim, notice of circumstance, refusal of any coverage, limitation in coverage or rejection of any material claim, insurance carrier litigation or dispute pending in connection with any of such policies or bonds. The Company and each of its Subsidiaries benefiting therefrom is in material compliance with the terms of such policies and bonds. To the knowledge of the Company, there is no threatened termination or invalidation of, or material premium increase with respect to, any of such policies or bonds, nor, to the knowledge of the Company, is there any Basis for any termination or material premium increase. Such policies and bonds provide adequate insurance coverage for the Company and its Subsidiaries, and are sufficient for material compliance with all Laws and contracts to which each is a party or a beneficiary or to which each or its assets are subject. Section 2.16 of the Disclosure Schedule sets forth, as of the date hereof, an accurate and complete list of all claims (open and closed) filed by the Company or any of its Subsidiaries under any such policies or bonds. Furthermore, to the knowledge of the Company, no insurance company issuing any such policy or bond is in receivership, conservatorship, liquidation or similar proceeding and no such proceedings with respect to any such insurer are imminent.

Section 2.17 Compliance with Laws; Certain Business Practices.

(a) The Company and each of its Subsidiaries has complied in all material respects with, is not in material violation of, and has not received, nor to the knowledge of the Company is there any reasonable Basis for, any allegation or notice of material default or material violation with respect to, any Laws or Permits with respect to the conduct of its business, or the ownership or operation of its business.

(b) None of the Company, any of its Subsidiaries or any of their respective directors, officers, employees, distributors or agents while retained by the Company or any other Person acting on behalf of any such Person have, with respect to the business of the Company or any of its Subsidiaries, (1) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to any political activity or (2) made any unlawful payment to any government official or employee or any political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, the Organisation for Economic Co-operation and Development’s (OECD) Convention on Combating Bribery of Foreign Public Officials in Business Transactions, or any other Law applicable to the conduct of business with Governmental Authorities (collectively, “Anti-bribery Laws”).

(c) Neither the Company nor any of its Subsidiaries has applied for or received, is or will be entitled to or is or will be the beneficiary of any grant, subsidy or financial assistance from any Governmental Authority.

(d) The Company and each of its Subsidiaries have at all times conducted their export transactions in all material respects with (1) all applicable U.S. export and re-export controls, including the United States Export Administration Act Regulations, the Laws relating to anti-boycott requirements administered by the U.S. Department of Commerce and the U.S. Department of the Treasury, and Office of Foreign Assets Control Regulations and (2) all other applicable import/export controls in other countries in which the Company or any of its Subsidiaries conducts business. Without limiting the foregoing:

(1) The Company and its Subsidiaries have obtained all material export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Authority required for (1) the export, import and re-export of products, services, software and technologies and (2) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”);

(2) The Company and its Subsidiaries are in material compliance with the terms of all Export Approvals;

(3) There are no pending or, to the knowledge of the Company, threatened claims against the Company or its Subsidiaries with respect to such Export Approvals;

(4) To the knowledge of the Company, there are no Actions, conditions or circumstances pertaining to the Company’s or its Subsidiaries’ export transactions that may give rise to any future claims; and

(5) No Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required, or such Export Approvals can be obtained expeditiously without material cost.

(e) Section 2.17(e) of the Disclosure Schedule sets forth the true, complete and accurate U.S. export control classifications applicable to the Company’s products, software and technologies.

(f) The Company, its Subsidiaries and their Workers do not (i) possess any information of the United States government that is classified for national security purposes pursuant to Executive Order 13526 or any related executive order, statute or regulation (“Classified Information”) or (ii) access Classified Information. The Company does not possess a facility security clearance administered by the Defense Security Service pursuant to the National Industrial Security Program Operating Manual (DoD 5220.22-M).

Section 2.18 Minute Books. The minute books of the Company and its Subsidiaries have been Made Available to Parent and contain, in all material respects, a complete and accurate summary of all meetings of directors and stockholders or actions by written consent of the Company’s and its Subsidiaries’ directors or stockholders and the capital stock registers or ledgers of the Company and its Subsidiaries since their time of formation and reflect all transactions referred to in such minutes, registers or ledgers accurately in all material respects.

Section 2.19 Top Customers. Section 2.19 of the Disclosure Schedule sets forth a list of those customers of the Company or its Subsidiaries that have paid more than $350,000 to the Company or its Subsidiaries in respect of purchase of Company Products (and associated support and maintenance services) for the year ended June 30, 2015 (the “Top Customers”). No Top Customer has canceled or otherwise terminated its contract with the Company or any of its Subsidiaries, or has allowed to terminate any renewable contract with the Company or any of its Subsidiaries, and, to the knowledge of the Company, no Top Customer intends to decrease materially its usage of Company Products. Neither the Company nor any of its Subsidiaries has (a) received any written notice or other communication from any Top Customer that such customer will not continue as a customer of or terminate its existing Contract with the Company, its Subsidiaries or Parent after the Closing or that such customer intends to terminate or materially modify existing contracts with the Company, its Subsidiaries or Parent or (b) received any written complaint regarding the Company’s or its Subsidiaries’ products or services.

Section 2.20 Material Contracts. Section 2.20 of the Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each contract of the Company or any of its Subsidiaries (other than Employee Benefit Plans listed on Section 2.11(a) of the Disclosure Schedule) under which the Company or any of its Subsidiaries that is currently in effect and that is included within any of the following categories:

(a) any distributor, sales, reseller, advertising, agency, original equipment manufacturing, sales representative, data center, web hosting, co-location, joint marketing, joint development, joint venture or similar contract pursuant to which Company sold more than $350,000 worth of Company Products in the year ending June 30, 2015;

(b) each contract between the Company or any of its Subsidiaries and any Top Customer providing for the sale of Company Products or related services (each a “Top Customer Contract”);

(c) any continuing contract for the purchase of materials, supplies, equipment or services that involved the payment by the Company or any of its Subsidiaries of more than $350,000 during the year ended June 30, 2015;

(d) any contract pursuant to which the Company or one of its Subsidiaries is obligated to provide services at a price fixed before performance of such services (but excluding standard subscription agreements for the Company Products and related services), for which Company separately accounts for the fully burdened cost of complete performance by the Company or such Subsidiary, and which separately accounted cost currently exceeds or is reasonably expected by the Company to exceed such price;

(e) any contract (other than customer contracts entered into in the ordinary course of business) that expires (or may be renewed at the option of any Person other than the Company or one of its Subsidiaries so as to expire) more than one year after the date of this Agreement and pursuant to which Company is currently bound to pay more than $500,000 over the remaining life of the contract;

(f) any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money, or any contract for any leasing transaction of the type required to be capitalized in accordance with GAAP;

(g) any hedging, futures, options or other derivative contract;

(h) any agreement of guarantee or support of, or any similar commitment with respect to, the Liabilities of any other Person, other than obligations to indemnify or hold harmless third parties entered in the ordinary course of business;

(i) any contract for any capital expenditure in excess of $350,000;

(j) any contract in accordance with which the Company or any of its Subsidiaries is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property and involving in the case of any such contract more than $350,000 during the year ended June 30, 2015;

(k) the Inbound Licenses, and any other contract providing for acquisition of ownership by Company or one of its Subsidiaries of any expressly identified Registered Intellectual Property of any other Person;

(l) the contracts currently in effect pursuant to which the Company or any of its Subsidiaries is a party under which the Company or any of its Subsidiaries has granted any third party any license under any expressly identified Company Registered Intellectual Property, expressly excluding any Customer License Agreements;

(m) any contract with any Related Party or any Person with whom the Company or any of its Subsidiaries does not deal at arms’ length;

(n) any contract relating to the disposition or acquisition of any interest in (including the assets of) any material business enterprise, except for the sale of products or services in the ordinary course of business;

(o) any Government Contract listed on Section 2.22 of the Disclosure Schedule;

(p) any contract under which the Company’s entering into this Agreement or the consummation of the Transactions would give rise to, or trigger the application of, any grant of any Intellectual Property license by the Company or its Subsidiaries, or the acceleration, accrual, or payment of any specified amounts by Company or its Subsidiaries not otherwise due thereunder in the absence of this Agreement or the Transactions;

(q) any contract relating to the settlement of any Action within the prior four years providing for any ongoing material future obligations of the Company, and excluding settlements with former employees entered into in connection with reductions in force;

(r) any contract that results in any Person holding a power of attorney from the Company or any of its Subsidiaries;

(s) any contract with any investment banker, broker, advisor or similar Person, or any accountant, legal counsel or other person retained by the Company or its Subsidiaries, in connection with this Agreement and the Transactions; or

(t) any Real Property Lease.

Each contract disclosed in Section 2.3, Section 2.8, Section 2.9, Section 2.11, this Section 2.20, Section 2.21 or Section 2.22 of the Disclosure Schedule, or required to be disclosed pursuant to Section 2.9, this Section 2.20 or Section 2.21, is referred to herein as a “Company Material Contract.” A true and complete copy of each Company Material Contract has been Made Available to Parent. All Company Material Contracts are in executed written form, and the Company or one of its Subsidiaries has performed all of the material obligations required to be performed by it and is entitled to all benefits under, and neither the Company nor any of its Subsidiaries is in default of any material provision in respect of, any Company Material Contract. Each of the Company Material Contracts is a valid and binding agreement of the Company or one of its Subsidiaries and, to the knowledge of the Company, the other parties thereto, subject to the effect, if any, of applicable bankruptcy and other similar Laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies, and there exists no material default or event of default or material event, occurrence, condition or act, which would reasonably be expected to result in the

Surviving Corporation not enjoying all economic benefits that the Company or such Subsidiary enjoyed before the Closing and to which it is entitled post-Closing under any Company Material Contract. Immediately following the Closing Date, the Surviving Corporation or one of its Subsidiaries will maintain its rights under the Company Material Contracts without the payment of any additional amounts of consideration (other than ongoing fees, royalties or payments that the Company or such Subsidiary would otherwise be required to pay in accordance with the terms of such Company Material Contracts had the Merger not occurred).

Section 2.21 Property.

(a) Section 2.21 of the Disclosure Schedule contains a list of all real property and interests in real property leased, licensed or occupied by each of the Company and each of its Subsidiaries (the “Real Property”) and a list of all leases, licenses and other occupancy contracts affecting the Real Property, including all amendments, extensions and renewals thereof and related notices and contracts thereto (collectively, the “Real Property Leases”). There are no oral Real Property Leases. None of the Company or any of its Subsidiaries owns or has ever owned any interest of any kind in any real property, other than leasehold interests entered into in the ordinary course of business.

(b) All interests held by the Company or any of its Subsidiaries as lessee or licensee of real property are free and clear of all material Encumbrances, the Company and of its Subsidiaries have enjoyed peaceful, undisturbed, exclusive, uninterrupted and undisputed possession of the Real Property, and there are no disputes with respect to any Real Property Lease. The full amount of security deposit required under each Real Property Lease, if any, is on deposit thereunder. The current use of the Real Property is, in all material respects, in accordance with the certificates of occupancy relating thereto and the terms of any Permits relating thereto. To the knowledge of the Company, there is no pending or written threatened appropriation, condemnation or similar Action affecting the Real Property. As of the date hereof, there has been no material destruction, damage or casualty with respect to the Real Property. The Real Property and all of the buildings, plants, structures, and facilities located thereon are in good working condition and are sufficient and are all of the interests in real property used in or necessary to conduct the business and operations of the business of the Company and its Subsidiaries as currently conducted.

(c) As of the date hereof, neither the Company nor any of its Subsidiaries has sub-leased or sub-licensed, or otherwise granted to any Person, the right to use or occupy any Real Property.

(d) The Company or one of its Subsidiaries has good and marketable title to, or, in the case of leased or licensed assets, marketable leasehold or license interests in, all of its tangible assets, used or held for use in its business, free and clear of any Encumbrances, and such properties and assets have been maintained in accordance with the ordinary course of business save for normal tear and wear, except (1) as reflected in the Interim Balance Sheet, (2) liens for Taxes not yet due and payable, and (3) such imperfections of title and Encumbrances that do not detract materially from the value or interfere materially with the present use of the property subject thereto or affected thereby.

(e) As of the date hereof, the tangible assets owned, leased or licensed by the Company or its Subsidiaries are in good working condition and repair in all material respects (subject to normal wear and tear), free from defects, are usable in the ordinary course of the business and are suitable for the purposes for which they are currently being used and constitute all of the material assets necessary to conduct the business of the Company and its Subsidiaries as currently conducted.

(f) To the knowledge of the Company, no properties or assets related to or used by the Company or any Subsidiary thereof are owned or leased by any Affiliate of any holder of securities of the Company or any Subsidiary thereof. Upon consummation of the Transactions, the Company and its Subsidiaries will be entitled to continue to use all the properties and assets which are currently employed by them.

Section 2.22 Government Contracts.

(a) Section 2.22(a) of the Disclosure Schedule lists all Government Contracts and material Government Reseller Agreements as of the date hereof.

(b) Section 2.22(b) of the Disclosure Schedule lists all Governmental Authority customers of Company Products that purchased such Company Products through a Government Contract on or after January 1, 2011 and, to the knowledge of the Company, any United States federal government customer of Company Products that purchase such Company Products through any means other than a Government Contract on or after January 1, 2011 (each a “Government End-User”). No Government End-Users that purchased Company Products under a Government Contract have received modified or customized versions of Company Products.

(c) With respect to any Government Contract and all sales involving Government End-Users, there is no (i) internal investigation in connection with any alleged fraud, contractual noncompliance, or any other issue in connection with such Government Contract, (ii) suspension or debarment proceeding (or equivalent proceeding) against the Company or any of its Subsidiaries, or (iii) dispute between the Company or any of its Subsidiaries and a Governmental Authority in the last three years that has resulted in a government contracting officer’s final decision where the amount in controversy exceeds or is expected to exceed $25,000 in fines, penalties, legal fees, accounting fees and/or expenses to cure or, which, regardless of any monetary cost, could reasonably be expected to impede the Company or any of its Subsidiaries from doing business directly or indirectly with any Governmental Authority.

(d) During the last three years, there has been no termination for default, cure notice, or show cause notice issued in writing to the Company or any of its Subsidiaries by any Governmental Authority in connection with any Government Contract.

(e) None of the Company, any of its Subsidiaries or any of their respective directors, officers or employees has ever been debarred, suspended, or otherwise rendered generally ineligible for award of contracts with any Governmental Authority or included on the Excluded Parties List System maintained on the System for Award Management.

Section 2.23 Brokers and Finders. No Person has acted as a broker, finder or financial advisor for the Company or its Affiliates in connection with the negotiations relating to the Transactions, and no Person is entitled to any fee or commission or similar payment in respect thereof from the Company, Parent or any of their respective Affiliates based in any way on any agreement, arrangement or understanding made by or on behalf of the Company or its Affiliates, except for the firm identified on Section 2.22(a) of the Disclosure Schedules, whose fees and expenses will be paid by the Company before the Effective Time in accordance with its agreement with such firm.

Section 2.24 Opinion. The Board of Directors of the Company has received (i) an opinion from one of the Company’s financial advisors to the effect that, as of the date of this Agreement, subject to the various assumptions, limitations and qualifications set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock (other than shares of Company Common Stock held in treasury or owned by Parent or Merger Sub, or Dissenting Shares) is fair, from a financial point of view, to such holders, and (ii) an opinion from one of the Company’s financial advisors to the effect that, as of the date of this Agreement, subject to the various assumptions, limitations and qualifications set forth therein, $425,000,000, subject to adjustment as set forth in this Agreement, to be paid by Parent pursuant to this Agreement, is fair, from a financial point of view, to the Company.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

Section 3.1 Organization and Power. Each of Parent and Merger Sub (a) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted and as proposed to be conducted and (c) is qualified to do business and is in good standing in every jurisdiction where such qualification is required, except where the failure so to qualify would not reasonably be expected to result in a Material Adverse Effect on Parent.

Section 3.2 Authorization; Enforceability. Parent and Merger Sub each has the power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. The execution, delivery and performance of this Agreement and the consummation of the Transactions by each of Parent and Merger Sub have been duly authorized by all requisite corporate or comparable organizational action on the part of it and its stockholders. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the other Parties, represents the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the effect of (a) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws now and hereunder in effect relating to the rights of creditors generally and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

Section 3.3 Noncontravention.

(a) The execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent and Merger Sub do not and will not (1) conflict with, result in or constitute a material violation of or default under (with or without notice, lapse of time or both), give rise to a right of termination, cancellation, renegotiation, modification or acceleration of any obligation or loss of any benefit under or require consent, approval or waiver from any Person in each case in accordance with any provision of the organizational documents of Parent or Merger Sub, (2) conflict with, result in or constitute a material violation of or default under (with or without notice, lapse of time or both), give rise to a right of termination, cancellation, renegotiation, modification or acceleration of any material obligation or loss or modification of any benefit under or require consent, approval or waiver from any Person in accordance with any contract, Permit or Law applicable to Parent or Merger Sub, or (3) otherwise have an adverse effect upon the ability of Parent or Merger Sub to consummate the Transactions.

(b) Except for the filing of the Certificate of Merger, the filings to be made with the Specified Antitrust Authorities, and the Exon-Florio Filing, no Permit or Order of, or registration or filing with or declaration or notification to, any Governmental Authority is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement or the Related Agreements or the consummation of the Transactions.

Section 3.4 Merger Sub. Merger Sub is a direct, wholly owned Subsidiary of Parent formed for the purposes of effecting the Merger. There is no agreement outstanding pursuant to which any Person has any existing or contingent right to acquire any stock of Merger Sub. Merger Sub owns no assets, has no Liabilities and has conducted no activities other than those necessary to effectuate the Merger.

Section 3.5 Brokers and Finders. No Person has acted as a broker, finder or financial advisor for Parent or its Affiliates in connection with the negotiations relating to the Transactions, and no Person is entitled to any fee or commission or similar payment in respect thereof from the Company, Parent or any of their respective Affiliates based in any way on any agreement, arrangement or understanding made by or on behalf of the Company or its Affiliates.

Section 3.6 Adequate Resources. Parent has, and as of the Effective Time will have, adequate financial resources to satisfy its monetary and other obligations under this Agreement.

ARTICLE 4

ADDITIONAL AGREEMENTS

Section 4.1 Conduct of Business of the Company. From the date hereof until the earlier of the termination hereof and the Closing Date:

(a) Except as set forth on Schedule 4.2, the Company will, and will cause each of its Subsidiaries to, conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted (except to the extent expressly provided otherwise in this Agreement or as consented to in writing by Parent);

(b) Except as set forth on Schedule 4.2, the Company will, and will cause each of its Subsidiaries to, (1) pay all of its debts and Taxes in the ordinary course, except to the extent such debts or Taxes are being contested in good faith by appropriate proceedings and for which adequate reserves according to GAAP have been established, (2) pay or perform its other obligations in the ordinary course consistent with past practice, and (3) use commercially reasonable efforts consistent with past practice to (A) preserve intact its present business organizations, (B) keep available the services of its present officers and key employees, and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses will be unimpaired at the Closing Date;

(c) The Company will, and will cause each of its Subsidiaries to, promptly notify Parent of (i) any change, occurrence or event not in the ordinary course of business of the Company and its Subsidiaries, (ii) any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, could reasonably be expected to have a Material Adverse Effect on the Company or which is reasonably likely to cause any of the conditions in Article 5 not to be satisfied, and (iii) any termination of or disciplinary action against any Worker or any other change, occurrence or event that involves a substantial adverse impact on the human resources available to the Company; and

(d) The Company will, and will cause each of its Subsidiaries to, assure that each of the contracts entered into on or after the date hereof by it (other than contracts in effect on the date hereof that auto-renew) will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Transactions.

Section 4.2 Restrictions on Conduct of Business of the Company. Without limiting the generality or effect of Section 4.1, from the date hereof until the earlier of the termination hereof and the Closing, the Company will not, and will cause each of its Subsidiaries not to, do, cause or permit any of the following (except in the ordinary course of business; to the extent expressly provided otherwise herein; as set forth on Schedule 4.2 hereto; as expressly consented to in writing by Parent; or as required by Law (in which latter case the Company will notify Parent before taking any such action)):

(a) Cause or permit any amendments to the Charter Documents or the organizational documents of any Subsidiary;

(b) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its issued capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock except from former Workers under the terms of an Employee Benefit Plan existing at the date hereof providing for the repurchase of unvested shares in connection with any termination of such Worker’s service;

(c) (i) Accelerate, amend or change the period of exercisability or the vesting of Company Options, Company RSUs, Company Restricted Stock or other rights granted under the Company Stock Plans, (ii) permit the exercise of any unvested Company Option, (iii) authorize cash payments in exchange for any Equity Awards or (iv) waive or amend the right of repurchase applicable to any Company Capital Stock, in each case except as contemplated by Section 1.6;

(d) Enter into any contract that (i) if entered into before the date hereof would be required to be disclosed pursuant to Section 2.8, (ii) would be a Company Material Contract described in subsections (c), (d), (e), (g), (h), (i), (k), (m), (n), (p) , (q), (r), (s) or (t) of Section 2.20, (iii) violate, amend, terminate or otherwise modify or waive any of the terms of any Company Material Contract (other than the termination in accordance with its terms of any vendor or other similar contract, where such termination does not trigger any payment by the Company to the counterparty or counterparties under the terms of the Company Material Contract or under Law), (iv) change in any material respect the course of performance or payments thereunder, or (v) provide a discount outside the ordinary course of business;

(e) Except in the ordinary course of business in substantially the same manner as heretofore conducted and in compliance with all applicable Law, terminate any contract with any other Person (other than termination of employment-related contracts with Workers other than Key Employees, in connection with which the Company or any relevant Subsidiary thereof shall obtain a release), where such termination could trigger any payment by the Company to such other Person according to the terms of the contract or under Law; or enter into or amend (x) any contract out of the ordinary course of implementing the Company and its Subsidiaries’ business strategy of licensing Company Products on a subscription basis (thereby generating recurring revenue), (y) any contract that would have the effect of accelerating the receipt of cash, or extending any payment obligation, by the Company or (z) any subscription agreement for Company Products with a term greater than three years;

(f) Except in respect of the exercise of any Company Option or Company Warrant, the vesting of any Company RSU, or the conversion of any Company Preferred Stock outstanding as of the date hereof, issue or grant any securities that would be issued prior to, or issuable after, the consummation of the Transactions or agree to issue or grant any such securities;

(g) Make any loans or advances to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, other than advances to employees and consultants for travel and other expenses in the ordinary course of business;

(h) Transfer ownership of or exclusively license to any Person (including through another Person) any rights to any Company-Owned Intellectual Property;

(i) Sell, lease, license or otherwise dispose of or create or extend any Encumbrance over any of its assets (other than Customer License Agreements entered in the ordinary course of business);

(j) Enter into, participate in, establish or join any new standards-setting organization, collaborative effort with an educational institution, research center, industry body or consortium or other multi-party special-interest group or activity, except that Parent consent under this Section 4.2(j) may not be unreasonably withheld, conditioned or delayed;

(k) Incur any obligation that would constitute Company Indebtedness, except to the extent Parent fails to provide an advance as requested in breach of the terms of the Bridge Note;

(l) Enter into any operating lease pursuant to which the Company’s aggregate obligations exceed $250,000 in any one case or $500,000 in the aggregate;

(m) Pay, discharge or satisfy any claim, liability or obligation, other than in the ordinary course of business and not in violation of this Agreement and other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Financial Statements, including Company Indebtedness, (i) without prior notice to Parent, (ii) in an amount in excess of $150,000 in any one case or $500,000 in the aggregate, (iii) for anything other than monetary damages or (iv) without obtaining a release that results in no remaining Liability of any kind as a result thereof or in connection therewith on the part of the Company, any of its Subsidiaries or Parent;

(n) Make any capital expenditures or commitments, capital additions or capital improvements in excess of $300,000 per month;

(o) Reduce the amount or scope of any coverage provided by existing insurance policies, or reduce the amount or scope of indemnity bonds issued at the request or for the benefit of the Company or any of its Subsidiaries;

(p) Terminate or waive any right or claim of substantial value;

(q) (i) Amend or terminate any Employee Benefit Plan; (ii) adopt any plan, contract, arrangement or agreement that would be an Employee Benefit Plan if in effect on the date hereof, (iii) grant any new entitlements under any Employee Benefit Plan (including adding additional participants or increasing the benefits of existing participants), except (x) to the extent the addition of new beneficiaries is required under the Employee Benefit Plan or (y) to the extent of offering participation in those Employee Benefit Plans that are broad-based health, welfare and retirement plans to newly hired employees, or (iv) to increase the cash compensation (whether base salary or wage rate, target incentive compensation or consulting fee) owed to any current or former Worker, subject to the other provisions of this Article 4;

(r) (i) Hire any sales managers whose target annual cash compensation exceeds $250,000, (ii) hire any Workers (other than sales managers) (x) at or above the level of Vice President or (y) whose target annual cash compensation exceeds $125,000, (iii) hire any Workers who are not terminable at will, (iv) terminate, other than for cause or due to death or disability, the employment or service of any Worker at or above the level of Vice President, or (v) add any new non-employee members to the board of directors or similar governing body of the Company or any of its Subsidiaries; provided that Parent consent shall not be unreasonably withheld or delayed with respect to clauses (i) or (ii) above where such Worker is being hired as a replacement;

(s) Enter into, amend or terminate any collective bargaining agreement, labor union contract, works council agreement or other contract with any labor organization or union;

(t) Take any action that would constitute a “mass layoff” or “plant closing” within the meaning of the WARN Act or which would otherwise trigger notice requirements or liability under any other state or local Law in the United States or Law of any other jurisdiction that is comparable to the WARN Act;

(u) Commence or settle, or assert any Intellectual Property claims or take (or fail to take) any material action or decision with respect to, any pending or threatened Action other than (1) for the routine collection of bills, provided that the payment, discharge, settlement or satisfaction of such Action or claim does not include any obligation (other than the payment of money) to be performed by the Company or any of its Subsidiaries, or (2) in such cases where it in good faith determines that failure to commence an Action would result in the material impairment of a valuable aspect of its business, as long as the Company consults with Parent before the filing of such Action;

(v) Acquire or agree to acquire by merging or consolidating with, or by purchasing the assets of, or by any other manner, any business or any company, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business;

(w) Make any change in accounting or Tax principles, practices or policies from those utilized in the preparation of the Financial Statements, write-off, write-down or make any determination to write-off or write-down any of its assets, or make any material change in its general pricing practices or policies (not including establishing the pricing for any new products) or any material change in its credit or allowance practices or policies;

(x) Make or change any election or designation in respect of Taxes, file any amendment to a Tax Return, enter into any closing agreement in respect of Taxes, settle, respond to, or make any filing or submission in respect of any audit, claim or assessment in respect of Taxes (and for the avoidance of doubt, none of such actions shall be considered to be in the ordinary course of business), or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(y) Alter, or enter into any commitment to alter, its interest in any Subsidiary, corporation, association, joint venture, partnership or other business entity in which the Company or any of its Subsidiaries holds any interest;

(z) Enter into any contract that restricts the collection, storage, transmission transfer (including cross-border transfers), disclosure or use of personally identifiable information (including personally identifiable information of employees, contractors and third parties who have provided information to the Company or its Subsidiaries);

(aa) License any Company Intellectual Property for a perpetual term, except for licenses with a per-license value of less than $500,000, that in the aggregate have a value less than $5,000,000;

(bb) Except in good faith with due regard to the regulatory approvals process and provisions of Section 4.6, enter into any Government Contract;

(cc) Take or agree in writing or otherwise to take, any of the actions described in the foregoing clauses of this Section 4.2, or any action which could reasonably be expected to (1) make any of the Company’s representations or warranties contained in this Agreement untrue or incorrect in any material respect, (2) prevent the Company from performing in all material respects or cause the Company not to perform in any material respect one or more covenants required hereunder to be performed by it, or (3) materially delay the consummation of any of the Transactions.

Section 4.3 Access to Information.

(a) Until the earlier of the termination of this Agreement and the Closing Date, and subject to applicable Law, (1) the Company will afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours to (A) all of the properties, books, contracts, commitments and records of the Company and its Subsidiaries and (B) all other information concerning the business, intellectual property, Taxes, properties and personnel of the Company and its Subsidiaries as Parent may reasonably request, except that, with respect to Source Code, the Company will be required to provide access only to a third-party provider who is under obligations to maintain the confidentiality of the Source Code itself and is engaged by Parent for the purposes of providing due diligence and remediation of risks related to open-source software, and (2) the Company will provide to Parent and its accountants, counsel and other representatives true, correct and complete copies of internal financial statements promptly upon request. At or before Closing, the Company will deliver a copy of all documents in the electronically accessible data room provided in connection with the Transactions (the “Data Room”) to Parent on compact disc, DVD, flash drive or other portable media.

(b) Without limiting the generality of Section 4.3(a), the Company will, at Parent’s request and expense, afford access to and cooperate with Parent and its representatives to analyze, including with Black Duck or another third-party service, the use or inclusion of Open Source Materials Used in any Company Products or in connection with the service offerings of the Company and to conduct security testing of the Company Products, including with the services of Veracode or another third-party service.

(c) Subject to Law, until the earlier of the termination of this Agreement and the Closing Date, the Company will cause the officers, counsel or other representatives of it and its Subsidiaries to promptly notify Parent of, and to confer from time to time as requested by Parent with one or more representatives of Parent during ordinary business hours to discuss, any material changes or developments in the operational matters of the Company and its Subsidiaries and the general status of the ongoing business and operations of the Company and its Subsidiaries. If Parent requests further information or investigation of the Basis of any potential violations of Law, the Company shall cooperate with such request and shall make available any personnel or experts engaged by the Company necessary to accommodate such request.

(d) No information or knowledge obtained in any investigation in accordance with this Section 4.3 will affect, amend or supplement, or be deemed to affect, amend or supplement, any representation or warranty contained herein or in the Related Agreements, the Disclosure Schedule, the conditions to the obligations of the Parties to consummate the Transactions or any Party’s rights hereunder (including rights under Article 7) or under any Related Agreement.

(e) The Company will (1) notify Parent in writing promptly after learning of any Action initiated by or against the Company or any of its Subsidiaries, or known by the Company to be threatened in writing against the Company, any of its Subsidiaries or any of their respective directors, officers, employees or stockholders in their capacity as such (a “New Litigation Claim”); (2) notify Parent of ongoing material developments in any New Litigation Claim; and (3) consult with Parent regarding the conduct of the defense of any New Litigation Claim.

Section 4.4 Confidentiality. The Parties acknowledge that Parent and the Company executed a non-disclosure agreement dated November 26, 2014 (the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.

Section 4.5 Public Announcements. The Company and the Representative will not, and will cause their respective stockholders, members, partners, officers, counsel, advisors, employees and any other representatives not to, issue or cause the publication of any press release or other disclosure with respect to this Agreement or the Transactions without prior approval of Parent, except (a) in connection with solicitation of stockholder adoption of this Agreement or approval of the Merger and matters associated therewith, (b) as and to the extent disclosure is required by the Company’s stockholders to their respective Tax or financial advisors for purposes of complying with such stockholders’ Tax obligations or other reporting obligations under Law arising out of the Transactions and (c) to the extent disclosure is made by a Company stockholder that is a venture capital fund to its partners, subject to a duty of confidentiality, and is limited to the results of such stockholder’s investment in the Company and such other information as is required to be disclosed by such stockholder pursuant to its partnership agreement, limited liability company agreement or comparable organizational agreement.

Section 4.6 Regulatory Consents; Cooperation.

(a) Parent, Merger Sub and the Company each will take commercially reasonable actions necessary to (1) comply promptly with all legal requirements which may be imposed on it with respect to the consummation of the Transactions, (2) promptly cooperate with and furnish information to any Party necessary in connection with any such requirements imposed upon such other Party in connection with the consummation of the Transactions, (3) obtain or make (and cooperate with the other Parties in obtaining or making) any consent, approval, Order or authorization of, or any registration, declaration or filing with, any Person required to be obtained or made in connection with the Transactions (including those in connection with the Competition Laws and CFIUS Approval), and (4) promptly furnish any information requested, and promptly cooperate to make any filings requested to be made, by any Governmental Authority in connection with the Transactions. Without limiting the generality of the foregoing, each of Parent and the Company shall, (i) as soon as practicable, and in any event no later than 5 Business Days after the date hereof make any appropriate filings with the Specified Antitrust Authorities, including a notification and report form in accordance with the HSR Act with respect to the Transactions, and (ii) as soon as practicable, and in no event later than 10 Business Days after the date hereof (unless otherwise agreed by the Parties), deliver the initial draft of the Exon-Florio Filing to CFIUS. Each Party hereto shall promptly inform the other Party or Parties hereto, as the case may be, of any communication from any Governmental Authority regarding any of the Transactions contemplated by this Agreement. Parent and the Company each will supply as promptly as reasonably practicable any additional information and documentary material that may be requested by the FTC, the Antitrust Division, CFIUS, or any other Governmental Authority. Parent and the Company will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to the Specified Antitrust Authorities or any other Governmental Authority. Parent shall pay the filing fee required by the FTC in connection with the filing of a notification and report form in accordance with the HSR Act with respect to the Transactions.

(b) Parent and the Company each will use commercially reasonable efforts to resolve and/or defend against such objections, if any, as may be asserted by any Governmental Authority with respect to the Transactions under any Competition Law or Exon Florio. Notwithstanding the foregoing or anything to the contrary herein, neither Parent nor the Company will have any obligation to litigate or contest any Action or Order beyond (1) 150 days after the date of this Agreement or, if earlier, (2) the date of a ruling preliminarily enjoining the Merger issued by a Governmental Authority. Parent and the Company each will use commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act and the other Competition Laws with respect to the Transactions as promptly as possible after the execution of this Agreement; provided that Parent may, in its sole discretion, withdraw and promptly re-file any filing with any Specified Antitrust Authority. Subject to the provisions set forth above, Parent and the Company will take any and all of the following actions to the extent necessary or appropriate to obtain the approval of any Governmental Authority with jurisdiction over the enforcement of any applicable Competition Laws regarding the Transactions: (x) entering into negotiations; (y) providing information required by Law; and (z) substantially complying with any supplemental request for information in accordance with the HSR Act or other Competition Laws.

(c) Parent and the Company each will furnish to CFIUS all information required for the Exon-Florio Filing (it being understood that any information furnished by a Party to the other Party may be included in the Exon-Florio Filing unless contrary instructions are specified in writing to the Party receiving such information); provided, however, that materials provided by the Company or Parent to the other may be redacted (1) as necessary to comply with contractual arrangements entered into in the ordinary course of business without a purpose of avoiding such party’s obligations under this sentence and (2) as necessary to reasonably preserve attorney-client privilege or to comply with applicable Law; provided, however, that such materials shall be provided in unredacted form to outside counsel to the receiving Party in connection with the Exon-Florio Filing, and the receiving Party will cause its outside counsel receiving any such unredacted materials not to disclose such materials to the directors, officers or employees of such receiving party without the advance written consent of the producing Party. Parent and Company shall use their commercially reasonable efforts to (x) avoid possible rejection or deferred acceptance of the Exon-Florio Filing, (y) respond as promptly as practicable and within any time limitations imposed by applicable regulations to any inquiries from CFIUS or any other Governmental Authority involved in the Exon-Florio review and make any other submissions under Exon-Florio that are required to be made or that the Parties agree should be made and (z) obtain the CFIUS Approval.

(d) Notwithstanding anything to the contrary herein, in no event will Parent be obligated to (1) divest any of its or any of its Subsidiaries’ businesses, product lines or assets, or to agree to any divestiture of the Company’s businesses, product lines or assets, or (2) take or agree to take any other action after the Closing Date affecting its business or agree to any limitation affecting its business (any such obligation, a “Regulatory Restraint”). In no event will the Company or any of its Subsidiaries be required to (x) divest any of their respective businesses, product lines or assets, or (y) take or agree to take any other action or agree to any limitation that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.7 Written Consent; Notice to Company Stockholders; Joinder Agreement.

(a) Immediately following the execution of this Agreement, but in no event later than 24 hours following the date hereof, the Company shall obtain Stockholders’ Consents constituting the Required Vote.

(b) The Company will prepare an information statement in form and substance reasonably acceptable to Parent (the “Information Statement”) relating to this Agreement and the Transactions. The Information Statement will (1) provide notice to all holders of Company Capital Stock that did not deliver a Stockholders’ Consent of the action taken by the Required Vote, pursuant to and in accordance with Section 228(e) of the DGCL, the Charter and Law, (2) provide to each holder of Company Capital Stock that did not deliver a Stockholders’ Consent with the notice required pursuant to Section 262 of the DGCL informing such holder that appraisal rights are available for the holder’s shares of Company Capital Stock pursuant to Section 262 of the DGCL along with such other information as required by Section

262 of the DGCL and Law, and (3) describe this Agreement and the Transactions, including the obligations of the Indemnitors hereunder. The Company shall provide Parent with a reasonable opportunity to review and comment on the Information Statement before it is mailed to the Company Stockholders, and include in the Information Statement all changes reasonably proposed by Parent. The Company shall cause the Information Statement to comply with the DGCL.

(c) As soon as practicable, and not later than 15 Business Days after the date hereof, the Company shall deliver (in any manner permitted by the Charter Documents and Law) the Information Statement to all holders of Company Capital Stock that did not deliver a Stockholders’ Consent. Thereafter, subject to review and approval by Parent, which shall not be unreasonably withheld or delayed, the Company shall deliver by any manner permitted by the DGCL any subsequent notice required to be delivered with respect to Dissenting Shares pursuant to the DGCL (any such notice a “Subsequent Notice to Stockholders”).

(d) The Company shall use commercially reasonable efforts to (i) cause Joinder Agreements and the Stockholders’ Consent to be executed on or prior to the Closing Date by all holders of Company Capital Stock, (ii) without limiting the generality of the foregoing, exercise against all holders of Company Capital Stock all available drag along, “bring along” and similar provisions, including under Section 6 of the Amended and Restated Voting Agreement dated April 15, 2013 between the Company, holders of the Company’s Preferred Stock, and certain holders of the Company’s Common Stock, and (iii) enforce the agreements referred to in Schedule 4.7(d).

Section 4.8 No Solicitation.

(a) From the date hereof until the earlier of the termination of this Agreement pursuant to its terms and the Closing Date, the Company will not, and will cause the officers, directors, employees, financial advisors, representatives, agents and Affiliates of the Company not to, directly or indirectly, (i) solicit, initiate, facilitate, seek, entertain, encourage or support any inquiry, proposal or offer from any Person (other than Parent) in respect of an Acquisition Transaction; (ii) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, any Person (other than Parent) in respect of an Acquisition Transaction; or (iii) accept any proposal or offer from any Person (other than Parent) in respect of an Acquisition Transaction. Upon execution of this Agreement, the Company will, and will cause the officers, directors, employees, financial advisors, representatives, agents and Affiliates of the Company to, immediately cease and cause to be terminated any existing direct or indirect discussions with any Person (other than Parent) that are in respect of an Acquisition Transaction. From the date hereof until the earlier of the termination of this Agreement pursuant to its terms and the Closing Date, the Company will, and will cause the officers, directors, employees, financial advisors, representatives, agents and Affiliates of the Company to, promptly (and in no event later than 24 hours after receipt thereof) notify Parent orally and in writing of any proposal, offer, inquiry or notice concerning an Acquisition Transaction or that would reasonably be expected to lead to a proposal relating to any Acquisition Transaction, or any request for information from a Person in respect of an Acquisition Transaction or that would reasonably be expected to lead to a proposal relating to any Acquisition Transaction (including the identity of the Person making or submitting such proposal, offer or request, the material terms thereof and a copy of any written proposal, offer or request) that is received by the Company or any Affiliate or representative of the Company. The Company will keep Parent informed on a reasonably current basis (and, in any event, within 24 hours) of the status and details of any material modifications to any such proposal, offer or request. “Acquisition Transaction” means any transaction involving (1) the sale, license, disposition or acquisition of all or a substantial portion of the business or assets of the Company or any of its Subsidiaries; (2) the issuance, disposition or acquisition (other than as expressly permitted under the terms of this Agreement) of (A) any shares or other equity security of the Company or any of its Subsidiaries (other than shares in the capital of the Company issued to employees of the Company or any of its Subsidiaries upon exercise of Company Options in routine transactions in accordance with the Company’s past practices), (B) any option or other right (whether or not immediately exercisable) to acquire any shares or other equity security of the Company or any of its Subsidiaries, or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any equity security of the Company or any of its Subsidiaries; or (3) any merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization or similar transaction involving the Company.

(b) Notwithstanding Section 4.8(a), during the period beginning at the time of execution of this Agreement and continuing until the time (the “Approval Time”) when the Stockholders’ Consents constituting the Required Vote are delivered or this Agreement is otherwise approved by the stockholders of the Company acting by consent in lieu of a meeting or otherwise:

(1) if the Company receives a bona fide, written, unsolicited proposal or offer in respect of an Acquisition Transaction (a “Proposal”), there has been no breach of Section 4.8(a) in connection with such Proposal, and the Company Board determines in good faith, after consultation with its outside counsel and financial advisors, that such Proposal would, if consummated, be a Superior Proposal, then the Company Board may, if it determines in good faith, after consultation with its outside counsel and financial advisors, that failure to take such action would violate the directors’ fiduciary duties under applicable Law, engage or participate in negotiations or discussions with, or provide or cause to be provided information to, such Person making such Proposal; provided, that (A) prior to providing any non-public information to the Person making such Proposal, the Company receives from such Person an executed confidentiality agreement having provisions that are no less restrictive than those of the Confidentiality Agreement, and (B) the Company concurrently provides to Parent all non-public information that is provided to such Person or such Person’s representatives that was not previously provided to Parent or its representatives; and

(2) if (i) the Company remains in compliance with this Section 4.8, (ii) the Company Board has made the determination described under Section 4.8(b) with respect to a Proposal, and (iii) the Company Board determines in good faith, after consultation with its outside counsel and financial advisors, that such Proposal is a Superior Proposal, then the Company may execute a written definitive agreement implementing such Superior Proposal (an “Alternative Acquisition Agreement”); provided, that:

(A) the Company shall have provided prior written notice to Parent as far in advance as is practicable of its intention to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, which notice shall have specified the basis upon which the Company Board intends to terminate this Agreement and the identity of the party making such Superior Proposal, and shall have contemporaneously provided the execution draft of the Alternative Acquisition Agreement and other proposed definitive transaction agreements with the Person making such Superior Proposal and other material documents with respect to such Superior Proposal (including any with respect to the financing thereof);

(B) from and after the time such written notice is given to Parent, and for a period of at least three Business Days prior to terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, (I) if requested by Parent, the Company shall have, and shall have caused its representatives to, negotiated with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Proposal ceases to be a Superior Proposal, and (II) Parent shall not have made a written offer that would result the Superior Proposal no longer being a Superior Proposal; and

(C) concurrently with the execution by the Company of an Alternative Acquisition Agreement, the Company terminates this Agreement, and pays the applicable fee, in accordance with Section 6.1(f).

Section 4.9 Spreadsheet. At least five Business Days before the Closing, the Company will deliver to Parent, a spreadsheet (the “Spreadsheet”), in a form acceptable to Parent and the Exchange Agent, dated and setting forth as of the Closing the following information:

(a) the names, mailing addresses, tax domicile (if different from the mailing addresses) and, where available, taxpayer identification numbers of all holders of Company Capital Stock, other securities convertible into Company Capital Stock, Participating Equity Awards and In-the-Money Warrants, as such information appears in the records of the Company;

(b) in the case of Company Capital Stock, the number of shares and class or series of Company Capital Stock held by such Persons and the certificate numbers of the Certificates representing the Company Capital Stock;

(c) the date on which the holder acquired the Company Capital Stock, Participating Equity Awards, In-the-Money Warrants or other securities;

(d) in the case of Company Capital Stock that is a “covered security” as defined in Treasury Regulations Section 1.6045-1(a)(15), the holder’s cost basis in the Company Capital Stock acquired on each date of acquisition;

(e) in the case of Participating Equity Awards or In-the-Money Warrants, the number of shares and class or series of Company Capital Stock subject to the Participating Equity Awards or In-the-Money Warrants and, with respect to Company Options and Company Warrants, the exercise price per share in effect as of the Closing Date for each Company Option and Company Warrant held by such Persons;

(f) in the case of securities that are convertible into Company Capital Stock, the conversion price per share in effect as of the Closing Date and the class or series of Company Capital Stock into which the securities are convertible;

(g) separately as to each type of security, the Closing Per Share Consideration, Closing Per Option/Warrant Consideration and Closing Per RSU Consideration payable to such holder in respect of the cancellation of such holder’s Company Capital Stock, Participating Equity Awards and In-the-Money Warrants pursuant to Section 1.4 or Section 1.6;

(h) the amount of any Taxes required to be withheld by the Company or Parent from the amounts described in Section 4.9(g);

(i) the aggregate dollar amount contributed to the Escrow Amount by, and the Aggregate Indemnification Percentage of, each holder of Company Capital Stock, Participating Equity Awards and In-the-Money Warrants in respect of such securities;

(j) the aggregate dollar amount contributed to the Representative Amount by each holder of Company Capital Stock, Participating Equity Awards and In-the-Money Warrants in respect of such securities;

(k) an estimate of the Equity Award Cashout Payroll Tax Amount attributable to each holder of Participating Equity Awards as of immediately before the Closing (the “Estimated Equity Award Cashout Payroll Tax Amount”);

(l) an estimate of all Transaction Expenses of the Company and any of its Subsidiaries, reasonably detailed and separated by service provider (the “Estimated Transaction Expenses”);

(m) an estimate, reasonably detailed and separated by lender, of Company Indebtedness as of immediately before the Closing, not including amounts outstanding under the Bridge Note (the “Estimated Company Indebtedness”);

(n) an estimate of the Cash and Cash Equivalents of the Company as of immediately before the Closing (the “Estimated Cash”);

(o) the Funds Flow Statement; and

(p) such other information that Parent may request at least five Business Days before the Closing Date.

Section 4.10 Closing Cash Statement. Within 10 Business Days after the Closing, Parent will deliver to the Representative a statement of the Cash and Cash Equivalents of the Company as of immediately before the Closing, including the components thereof, and, if the amount set forth in such statement exceeds the Estimated Cash amount, then Parent shall cause to be deposited into the Escrow Fund the amount of the difference between them.

Section 4.11 Expenses. Whether or not the Merger is consummated, each Party shall be responsible for its own expenses and costs that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. Without limiting or expanding the foregoing, the Company shall be responsible for all fees and expenses incurred by it or on its behalf in connection with the Merger including:

(a) all legal, accounting, financial advisory, consulting, finders and all other fees and expenses of third parties incurred by the Company in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Transactions, excluding the fees of the Exchange Agent and Escrow Agent;

(b) termination, pre-payment penalties, balloon or similar payments on any outstanding debt;

(c) (i) any Tax gross-up, severance, retention bonus or stay-bonus, or similar change-in-control payments to current or former Workers under contracts between the Company and such Workers, in all cases, for which the obligation arises on or before the Closing, (ii) severance payable under agreements with the Workers listed in Schedule 4.11(c) assuming the relevant Workers are terminated without cause prior to the Closing, (iii) all amounts payable under the Transaction Bonus Agreements and the Retention Agreements (as each such term is defined in the Disclosure Schedule), (iv) the aggregate amount of any Liability for the employer’s share of any employment Taxes (including employment taxes imposed under Section 311 and 3301 of the Code) due with respect to compensation payable under Section 4.11(c)(i), (ii) and (iii)), and (v) the Equity Award Cashout Payroll Tax Amount; and

(d) any premiums or underwriting or other fees and expenses of third parties incurred by the Company in connection with securing the D&O Tail Policy or any insurance covering any indemnification obligations of the Company or the Indemnitors hereunder (collectively with (a), (b) and (c) above, and any other items specifically designated as Transaction Expenses in this Agreement or the Schedules, the “Transaction Expenses”).

Section 4.12 Section 280G Matters.

(a) The Company shall use commercially reasonable efforts to obtain and deliver to Parent before the initiation of the procedure described in Section 4.12(b), a parachute payment waiver from each Person who the Company reasonably believes is, with respect to the Company or any of its Subsidiaries, a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to the Transactions and who has received or could otherwise receive or have the right or entitlement to receive a “parachute payment” (as defined in Section 280G(b)(2) of the Code) as a result of the Closing or the consummation of the Merger (including in connection with certain changes in any such Person’s employment circumstances following the consummation of the Merger) (such individual, an “Affected Individual”). By the execution of such waiver agreement, the Person executing the waiver shall agree to waive all of his or her right and entitlement to receive (or if already paid, his or her right and entitlement to keep) any portion of such “parachute payments” which would cause the Person executing the waiver to receive an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), unless the Company’s stockholders approve such waived payments in accordance with Section 280G(b)(5)(A)(ii) of the Code.

(b) Prior to the Effective Time, the Company shall use commercially reasonable efforts to submit the payments which are waived pursuant to the waiver agreements described in Section 4.12(a) to its stockholders for their approval in accordance with all applicable requirements of such Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. Prior to obtaining the waivers in Section 4.12 (a), the Company shall provide, or cause to be provided, to Parent a draft of all solicitation and related documents (including any calculations of the parachute payments) contemplated in this Section 4.12(b), including any disclosure documents. The Company shall incorporate any reasonable comments into such documents that are made timely by Parent.

(c) If the Company fails to obtain a parachute payment waiver described in Section 4.12(a) from a Affected Individual, or if the Company is unable to submit the waived payments to the vote described in Section 4.12(b), Parent shall cause each Affected Individual who fails to sign a valid parachute payment waiver, or with respect to whom the vote described in Section 4.12(b) is not conducted, to sign a “better after tax” agreement, in a form reasonably satisfactory to Parent, that ensures that such Affected Individual retains either (i) the largest portion of the parachute payments that would result in no portion of the parachute payments being subject to the excise tax imposed under Code Section 4999, or (ii) the largest portion, up to and including the total, of the parachute payments, whichever amount ((i) or (ii)), after taking into account all applicable federal, state, provincial, foreign and local employment taxes, income taxes and the excise tax imposed under Code Section 4999 (all computed at the highest applicable marginal rate), results in the Affected Individual’s receipt, on an after-tax basis, of the greatest economic benefit notwithstanding that all or some portion of the parachute payments may be subject to the excise tax imposed under Code Section 4999.

Section 4.13 Pay-Off Letters. The Company shall ensure that at least five Business Days before the Closing, Parent shall receive from all holders of Company Indebtedness set forth on Section 2.5(b) of the Disclosure Schedule payoff letters, in commercially reasonable form, specifying the total amount necessary to be paid to fully repay all obligations of the Company and its Subsidiaries under any agreements between the Company and its Subsidiaries, on the one hand, and the holders of such Company Indebtedness, on the other hand, the principal amount of the obligation, any prepayment premiums or fees or termination fees with respect thereto, any accrued interest thereon and any expense reimbursement or other amounts due in respect thereof. The letters shall provide wire instructions and shall provide for the release of, or authorize the Company to release, all Encumbrances associated with such Company Indebtedness and the termination of all other obligations associated therewith upon the payment of such outstanding amounts.

Section 4.14 Tax Matters.

(a) Parent, on the one hand, and the Company (prior to the Closing) or the Representative (following the Closing) on the other hand, shall provide each other with such cooperation and assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any Tax Authority or any judicial or administrative proceedings relating to liability for Taxes for which the Company or any of its Subsidiaries is liable. Prior to the Closing, the Company shall (i) diligently pursue any such audit, examination, or proceeding (collectively, “Audit”), (ii) give timely notice to Parent of, and allow Parent and its advisors to participate in, any such Audit, and (iii) allow Parent to confer with the Company’s outside advisors in connection with such Audit.

(b) All Tax sharing, allocation, indemnity or similar agreements (other than agreements with customary terms entered into in the ordinary course of business the primary purpose of which does not relate to Tax) with respect to or involving the Company and/or any of its Subsidiaries shall be terminated as of the Closing Date, and neither the Company nor any of its Subsidiaries shall have any further liability thereunder. Any power of attorney with respect to Taxes or Tax Returns of the Company or any of its Subsidiaries shall be terminated as of the Closing Date.

Section 4.15 Financial Statements. The Company shall cause to be prepared and delivered to Parent, three Business Days before the Closing, (a) an estimate of the Company’s balance sheet as of the Closing Date, without giving effect to the Transactions occurring on the Closing Date, and (b) the Company’s unaudited balance sheet as of, and statements of operations and statements of cash flows for the fiscal year to, the last day of the month immediately preceding the fifth day before the Closing Date.

Section 4.16 Consents and Notices. Through the Closing Date, the Company shall use commercially reasonable efforts to obtain all necessary consents, waivers and approvals of any counterparties to any contract, or of any Governmental Authority granting any Permit as are required thereunder in connection with the Transactions or for any such contracts or Permits to remain in full force and effect, including those contracts and Permits listed in Section 2.4(a)(3) of the Disclosure Schedule, so as to preserve all rights of, and benefits to, the Company under such contract or Permit from and after the Closing. Promptly after the date hereof, the Company shall send each notice required to be sent in connection with the Transactions under any contract to which the Company is a party, or under any Permit held by the Company, including those contracts and Permits listed in Section 2.4(a)(4) of the Disclosure Schedule. Such consents, waivers, approvals and notices shall be in a form acceptable to Parent.

Section 4.17 Termination and Amendment of Contracts.

(a) The Company shall use commercially reasonable efforts to cause the contracts listed in Schedule 4.17(a) to be terminated and be of no further effect as of the Closing Date, in each case without any remaining Liability of any kind on the part of the Company, any of its Subsidiaries or Parent as a result of or in connection with such termination or such contract. The Company shall use commercially reasonable efforts to cause the Domain Names listed in Section 2.9(b)(iii) of the Disclosure Schedule to be registered in the name of the Company or one of its Subsidiaries.

(b) Parent shall not have any Liability to the Company or any other Person for any Liabilities resulting from the Company seeking to obtain such terminations or amendments.

Section 4.18 Indemnification of Officers and Directors of the Company.

(a) Prior to the Closing, the Company shall obtain at its expense a fully prepaid “tail” directors’ and officers’ liability insurance policy, which (i) has an effective term of six years from the Effective Time (the “D&O Policy Period”), (ii) covers only those persons who are currently covered by the Company’s existing directors’ and officers’ liability insurance program in effect as of the date hereof (the “Existing D&O Policy”) and only for matters occurring at or prior to the Effective Time, and (iii) contains coverage terms comparable to those applicable to the current directors and officers of the Company, including that the total D&O coverage limit shall be maintained at a $20 million limit (the “D&O Tail Policy”). The cost of any D&O Tail Policy shall be considered a Transaction Expense for purposes hereof. Parent (following the Effective Time) shall not take any steps to attempt to (and shall cause the Surviving Corporation not to) cancel the D&O Tail Policy during the D&O Policy Period, and in the event that the D&O Tail Policy lapses or is otherwise canceled or terminated during the D&O Policy Period, Parent shall cause the Surviving Corporation to enter into a replacement D&O Tail Policy or similar policy with coverage that is at least as favorable as the D&O Tail Policy for the remainder of the D&O Policy Period (such obligation of Parent being subject to prior receipt of payment of the premium of such replacement policy from one or more of the Company’s stockholders).

(b) Parent, from and after the Effective Time, shall cause the organizational documents of the Surviving Corporation or its successors to contain provisions no less favorable to the officers and directors of the Company and the Subsidiaries of the Company with respect to limitation of Liabilities of directors and indemnification of directors, officers and employees than are set forth as of the Effective Time in the organizational documents of the Company and its Subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the officers and directors of the Company and the Company’s Subsidiaries.

(c) If Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their assets and Intellectual Property rights to any person, then, and in each such case, to the extent necessary, Parent or the Surviving Corporation shall take commercially reasonable efforts to cause the successors and assigns of Parent or the Surviving Corporation, as the case may be, to assume the obligations set forth in this Section 4.18.

(d) The rights of each past and present officer and director of the Company and the Company’s Subsidiaries under this Section 4.18 shall be in addition to any rights such individual may have under the Company’s organizational documents or under any applicable Law.

(e) This Section 4.18 shall survive the consummation of the Merger, and is intended to be for the benefit of, and shall be enforceable by, all past and present officers and directors of the Company and of the Company’s Subsidiaries, their respective heirs and personal representatives and shall be binding upon Parent and the Surviving Corporation. The obligations of Parent and the Surviving Corporation under this Section 4.18 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 4.18 applies without the express written consent of such affected indemnitee.

Section 4.19 Further Assurances. (a) On the terms and subject to the conditions set forth in this Agreement, each of the Parties will use commercially reasonable efforts, and will cooperate with each other Party, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including the satisfaction of the respective conditions set forth in Article 5. Without limiting the foregoing and subject to the terms of this Agreement, if an Order preventing the consummation of any of the Transactions is issued by a court of competent jurisdiction, each Party will use its commercially reasonable efforts to have such Order lifted. Each Party, at the request of the other Parties, will execute and deliver such documents and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the Transactions.

(b) The Company shall promptly (and in any event within two Business Days) notify Parent in writing of the commencement of any Action. The Company will provide Parent with regular updates of any material developments in all Actions. The Company will consult with Parent regarding any material events in any Action. The Company and Parent shall cooperate to obtain joint defense privilege. The Company shall give Parent the opportunity to participate fully and actively in the defense and settlement of any Action. Nothing in this Section 4.19(b) shall require any waiver of attorney-client privilege, attorney work-product protection, or the expectation of client confidence arising from legal counsel’s representation of the Company prior to the Closing.

Section 4.20 Post-Closing Employee Matters.

(a) As of the Effective Time and for 12 months thereafter (or, if earlier, the date of termination of employment of the relevant Continuing Employee (as defined below)), Parent shall, or shall cause the Surviving Corporation or its Affiliates in the United States to, provide each U.S.-based employee of the Company or any of its Subsidiaries who will be employed by Parent, the Surviving Corporation, or one of their Affiliates after the Effective Time (collectively, the “Continuing Employees” and each, a “Continuing Employee”) with a base salary rate no less favorable than the base salary rate, in the aggregate, provided to such Continuing Employee immediately prior to the date hereof.

(b) For purposes of determining eligibility to participate and vesting and, solely with respect to vacation and paid time-off, entitlement to benefits, where length of service is relevant under a Parent employee benefit plan (other than an equity-based incentive compensation plan or cash retention, program, agreement or arrangement or a defined benefit plan) that is made available to the Continuing Employees (a “Parent Plan”), Parent shall, to the extent permitted by applicable Law and commercially reasonable under the applicable Parent Plan, credit each Continuing Employee with service credit under such Parent Plan for his or her length of service with the Company and its Subsidiaries and their respective predecessors (if any) prior to the Closing, except that such service will not be credited to the extent that it would result in duplication of coverage or benefits. Parent shall not be obligated to enroll any of the Continuing Employees in Parent’s or any of its Affiliates’ benefit plans, programs, policies or arrangements prior to January 1 of the year following the year in which the Closing takes place. Parent shall use commercially reasonable efforts to waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Parent Plan providing medical, dental and vision benefits, other than limitations or waiting periods that would apply if such Continuing Employee had been employed by Parent and its Affiliates for the entire period of the Continuing Employee’s employment with the Company and its Subsidiaries or their respective predecessors (if any). With respect to those Continuing Employees for whom such limitations and waiting periods would otherwise have been satisfied but cannot be waived using commercially reasonable efforts, Parent shall use commercially reasonable efforts to provide such Continuing Employees with the opportunity to retain any affected coverage they had under any Employee Benefit Plan for up to 12 months after the Effective Time (or, if earlier, the date of termination of employment of the relevant Continuing Employee). Parent shall also use commercially reasonable efforts to provide Continuing Employees and their eligible dependents with credit for any co-payments and deductibles paid under those Employee Benefit Plans that are medical, dental and vision plans for the Company’s plan year in which the Closing occurs under the comparable Parent Plan in which such Continuing Employee participates in the plan year for the Parent Plan in which the Closing occurs.

(c) Notwithstanding anything to the contrary set forth in this Agreement, this Section 4.20 is not intended to confer upon any Worker any rights or remedies hereunder. Except for the employment agreements executed as directed in Section 5.3(j)(1) below, nothing herein shall be deemed to amend the terms of employment or service of any current or former Worker. As of the Closing, no Workers will be guaranteed employment by or continued service with the Surviving Corporation, Parent or any of their Affiliates for any fixed term.

Section 4.21 Bridge Note. Effective as of the Closing and not before, the Company may, subject to the terms and conditions of the Bridge Note and only to the extent that there are no accounts payable of the Company or any of its Subsidiaries that were due and payable more than 60 days before the Closing Date (except for Transaction Expenses), prepay all or any portion of the outstanding principal amount of the Advances (as defined in the Bridge Note) and all accrued and unpaid interest thereon by means of a deemed offset and reduction of the Company’s Cash and Cash Equivalents for purposes of calculating the Merger Consideration hereunder, up to the maximum of the Company’s Cash and Cash Equivalents as of the Closing Date (ignoring for these purposes any increase to Cash and Cash Equivalents per subsection (ii) of the definition thereof). Any amounts by which Cash and Cash Equivalents are thereby reduced shall not be deemed to be outstanding under the Bridge Note as of immediately prior to the Closing for the purposes of this Agreement.

ARTICLE 5

CONDITIONS TO THE MERGER

Section 5.1 Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Transactions will be subject to the satisfaction at or before the Closing of each of the following conditions, which to the extent permitted by Law may be waived in a written agreement of the Company and Parent (for itself and Merger Sub):

(a) No Injunctions or Restraints; Illegality. No Order or other legal or Regulatory Restraint or prohibition preventing the consummation of the Transactions will be in effect, and no Action seeking any of the foregoing will have been brought by a Governmental Authority and be pending or will have been threatened in writing by a Governmental Authority. No action taken by any Governmental Authority, and no statute, rule, regulation or Order will have been enacted, entered, enforced or deemed applicable to the Transactions, which makes the consummation of the Transactions illegal.

(b) Governmental Approvals. Parent and the Company will have timely obtained from each Governmental Authority all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Transactions and any applicable notice periods under the HSR Act shall have expired.

Section 5.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions will be subject to the satisfaction, or written waiver by the Company, at or before the Closing of each of the following conditions (each such condition being solely for the benefit of the Company and capable of being waived by the Company in its sole discretion without notice, liability or obligation to any Person):

(a) Representations, Warranties and Covenants of Parent. Each of the representations and warranties made by Parent in this Agreement that is qualified by reference to materiality or Material Adverse Effect will be true and correct, and each of the other representations and warranties made by Parent in this Agreement will by true and correct in all material respects, as of the date of this Agreement and at and as of the Closing Date as if made on that date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be true and correct or true and correct in all material respects, as applicable, as of such specified date or time). Parent will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or before the Closing.

(b) Receipt of Closing Deliveries. The Company will have received a copy of the Escrow Agreement duly executed by Parent and the Escrow Agent.

Section 5.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transactions will be subject to the satisfaction, or written waiver by Parent, at or before the Closing of each of the following conditions (each such condition being solely for the benefit of Parent and Merger Sub and capable of being waived by Parent in its sole discretion without notice, liability or obligation to any Person):

(a) Representations, Warranties and Covenants of the Company. As of the date of this Agreement and as of the Closing Date as if made on that date (other than any failure of the representations and warranties in Section 2.7 to be true and correct as of the Closing Date to the extent resulting from any Stockholder Actions or any pending or threatened Actions described on Schedule 5.3(a)), (1) each of the Fundamental Representations (other than the representations and warranties set forth in Section 2.2(a) through Section 2.2(e)) will be true and correct, (2) each of the other representations and warranties made by the Company in this Agreement (including the representations and warranties set forth in Section 2.2(a) through Section 2.2(e)) that are qualified by reference to materiality or Material Adverse Effect will be true and correct, and (3) each of the other representations and warranties made by the Company in this Agreement (including the representations and warranties set forth in Section 2.2(a) through Section 2.2(e)) will be true and correct in all material respects, except that representations and warranties that expressly speak as of a specified date need only be true and correct (or true and correct in all material respects, as applicable), as of such specified date. The Company will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by the Company at or before the Closing, other than the covenants in Section 4.1(c)(i).

(b) Receipt of Closing Deliveries. Parent will have received each of the other agreements, instruments and other documents required to be delivered to it at or before the Closing as set forth in Exhibit H, and all such agreements, instruments and other documents will be effective and will not have been revoked by the Persons executing same.

(c) No Material Adverse Effect. No event or condition of any character that has had or is reasonably likely to have a Material Adverse Effect on the Company shall have occurred since the date of this Agreement.

(d) [Reserved]

(e) Payment of the Company’s Transaction Expenses. All Transaction Expenses of the Company, to the extent otherwise due, shall have been paid by the Company.

(f) CFIUS. Parent and the Company will have obtained the CFIUS Approval.

(g) Appraisal Stockholders. Holders of Company Capital Stock representing at least 85 percent of the shares of Company Capital Stock, on an as-converted to Company Common Stock basis, outstanding as of immediately before the Effective Time shall have adopted this Agreement or have irrevocably waived their appraisal rights or no longer be entitled to exercise appraisal rights under the DGCL.

(h) Joinder Agreements. Each Person listed in Schedule 5.3(h), and holders of Company Capital Stock representing at least 70 percent of the shares of Company Capital Stock, on an as-converted to Company Common Stock basis, outstanding as of immediately before the Effective Time, shall have entered into the Joinder Agreement.

(i) Termination of Equity Awards, Company Warrants and Company Stock Plans. Each outstanding Equity Award and Company Warrant shall have been cancelled or terminated at the Effective Time in accordance with Section 1.6, and each Company Stock Plan shall have been terminated.

(j) Employees.

(1) Each of the Key Employees listed on Schedule 5.3(j) shall have executed and delivered a Key Employee Agreement as of the date hereof, and each Key Employee Agreement shall be in full force and effect (subject to Law).

(2) Eighty (80) percent of the software engineers employed by either the Company or its Subsidiaries as of the date hereof will be employed (on an at-will basis to the greatest extent permitted by Law) by the Company or one of its Subsidiaries immediately before the Closing Date. This Section 5.3(j) is not intended to confer upon such individuals any rights or remedies hereunder. Except for the employment agreements executed as directed in Section 5.3(j)(1) above, nothing herein shall be deemed to amend the terms of employment of such individuals. As of the Closing, no Workers will be guaranteed employment by or continued service with the Surviving Corporation, Parent or any of their Affiliates for any fixed term.

(k) Stockholder Consents. The Company shall have obtained and delivered to Parent the Stockholders’ Consents constituting the Required Vote.

ARTICLE 6

TERMINATION, AMENDMENT AND WAIVER

Section 6.1 Termination. At any time before the Effective Time, whether before or after adoption of this Agreement by the Company’s stockholders, this Agreement may be terminated as follows:

(a) by mutual written consent duly authorized by the respective boards of directors of Parent (or a committee thereof) and the Company;

(b) by either Parent or the Company, if the Effective Time shall not have occurred on or before the 150th day after the date hereof (the “Termination Date”), except that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any Party that is in material breach of this Agreement and such breach of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date;

(c) by either Parent or the Company, if (1) there is a final non-appealable Order in effect preventing consummation of the Merger or any of the other Transactions or (2) there is any statute, rule, regulation or Order enacted, promulgated or issued or deemed applicable to the Merger or the other Transactions by any Governmental Authority that would make consummation of the Merger or any of the other Transactions illegal;

(d) by Parent, if the Company has breached any representation, warranty or covenant contained herein and (1) such breach has not been cured within 30 days after Parent’s notice to the Company of such breach (except that no such cure period will be available or applicable to any such breach which by its nature cannot be cured) and (2) if not cured at or before the Closing, such breach would result in the failure of any of the conditions set forth in Section 5.1, Section 5.3(a) or Section 5.3(c) to be satisfied (except that the termination right under this Section 6.1(d) will not be available to Parent if Parent is at that time in material breach of this Agreement);

(e) by the Company, if Parent or Merger Sub has breached any representation, warranty or covenant contained herein and (1) such breach has not been cured within 30 days after the Company’s notice to Parent of such breach (except that no such cure period will be available or applicable to any such breach which by its nature cannot be cured) and (2) if not cured at or before the Closing, such breach would result in the failure of any of the conditions set forth in Section 5.1 or Section 5.2(a) to be satisfied (except that the right to terminate this Agreement under this Section 6.1(e) will not be available to the Company if the Company is at that time in material breach of this Agreement);

(f) by the Company, prior to the Approval Time, if all the following conditions have been satisfied: (i) the Company and the Company Board have complied with their respective obligations under Section 4.8, (ii) the Company has paid Parent a termination fee of $12 million in immediately available funds, and (iii) the Company concurrently with such termination, enters into a written definitive agreement providing for a Superior Proposal; or

(g) by Parent, at any time following 24 hours after the execution and delivery of this Agreement, if the Approval Time shall not have occurred prior to such termination.

Any Party desiring to terminate this Agreement pursuant to Section 6.1(b) through Section 6.1(g) will give notice of such termination to the other Parties.

Section 6.2 Effect of Termination. If this Agreement is terminated in accordance with Section 6.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors, stockholders or Affiliates, except that each Party shall remain liable for any willful breaches of this Agreement that occurred before its termination and that Section 4.4 (Confidentiality), Section 4.5 (Public Announcements), Section 4.11 (Expenses), Section 6.2 (Effect of Termination) and Article 8 (General Provisions) shall remain in full force and effect and survive any termination of this Agreement.

Section 6.3 Amendment. Subject to Law and the Charter Documents of the Company, the Parties may amend this Agreement at any time in accordance with an instrument in writing signed on behalf of each of the Parties. Subject to Law, Parent and the Representative (on behalf of all of the stockholders of the Company immediately prior to the Effective Time) may cause this Agreement to be amended at any time after the Effective Time by execution of an instrument in writing signed on behalf of Parent and the Representative (on behalf of all of the stockholders of the Company immediately prior to the Effective Time), except that any amendment made in accordance with this sentence shall not (1) alter or change the amount or kind of consideration to be received on conversion of Company Capital Stock or (2) alter or change any of the terms or conditions of this Agreement if such alteration or change would materially and adversely affect the stockholders of the Company immediately before the Effective Time. Notwithstanding the foregoing, Schedule 7.3(a), which sets forth a list of Indemnitors that have executed and delivered Joinder Agreements, may be updated at any time to set forth all Persons who have executed Joinder Agreements as of such time.

Section 6.4 Extension; Waiver. Any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties made to such Party herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. At any time after the Effective Time, the

Representative (on behalf of all of the stockholders of the Company immediately prior to the Effective Time) and Parent may (1) extend the time for the performance of any of the obligations or other acts of the other, (2) waive any inaccuracies in the representations and warranties made to Parent (in the case of a waiver by Parent) or made to the Company (in the case of a waiver by the Representative) herein or in any document delivered pursuant hereto and (3) waive compliance with any of the agreements or conditions for the benefit of Parent (in the case of a waiver by Parent) or for the benefit of the Company (in the case of a waiver by the Representative). Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party. Without limiting the generality or effect of the preceding sentences, no delay in exercising any right under this Agreement will constitute a waiver of such right, and no waiver of any breach or default will be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE 7

SURVIVAL, ESCROW FUND AND INDEMNIFICATION

Section 7.1 Survival.

(a) Except as the survival period may be extended by Section 7.1(b) or Section 7.4(h), (1) the representations and warranties made by or on behalf of the Company in or pursuant to this Agreement will survive in full force and effect for 730 days after the Closing Date, (2) the Fundamental Representations will survive until the sixth anniversary of the Closing Date and (3) the Indemnitors’ indemnity obligations under Section 7.3(a)(11) will survive until 60 days following the expiration of the applicable statute of limitations.

(b) If Parent delivers, before the expiration of the applicable survival period described in Section 7.1(a) or Section 7.1(d), a Claims Notice to the Representative asserting a Liability Claim for a breach of a representation, warranty or covenant made by or on behalf of the Company in or pursuant to this Agreement, then the representation, warranty or covenant will survive the expiration of the applicable survival period described in Section 7.1(a) or Section 7.1(d) and remain in full force and effect with respect to such Liability Claim until the final resolution thereof.

(c) The representations and warranties of Parent and Merger Sub contained in or made pursuant to this Agreement or in any certificate delivered pursuant to this Agreement will survive in full force and effect until the Effective Time.

(d) Except as otherwise expressly provided in this Agreement, each covenant hereunder will survive until the date that is 730 days after the Closing or, if shorter, in accordance with its terms.

Section 7.2 Escrow Fund. From and after the Effective Time, for the period described in this Article 7, the Escrow Fund will be available to compensate Parent and the Surviving Corporation (on behalf of themselves or any other Indemnified Person) for damages in accordance with this Article 7.

Section 7.3 Indemnification.

(a) From and after the Effective Time, subject to this Article 7, the holders of Company Capital Stock, Participating Equity Awards and In-the-Money Warrants (the “Indemnitors”) will, severally and not jointly, in proportions determined as set forth in this Article 7, indemnify and hold harmless Parent and its Subsidiaries, including the Surviving Corporation, and BlackBerry Limited and their respective officers, directors, agents, attorneys and employees (each of the foregoing, an “Indemnified Person”) from and against any and all damages, including reasonable attorneys’ and other advisory fees, arising out of, related to or resulting from the following, whether or not the possibility of such damages has been disclosed to the Indemnitors in advance or whether or not such damages could have been reasonably foreseen by the Indemnitors:

(1) any failure of any representation, warranty or certification made by the Company in this Agreement or any certificate or other document required to be delivered to Parent or Merger Sub in accordance with this Agreement to be true and correct on the date hereof and on the Closing Date as if made on such date, with the determination of whether any such representation, warranty or certification that is qualified by “material,” “in all material respects” or “Material Adverse Effect” or any similar term or limitation is so true and correct, and the amount of damages arising out of, related to or resulting from such failure each being made as if “material,” “in all material respects,” “Material Adverse Effect” or similar terms, to be made as though such terms were not included therein;

(2) any breach of or default before the Effective Time in connection with any of the covenants or agreements made by the Company or any Person other than Parent or Merger Sub in this Agreement, any Related Agreement or any certificate or other document required to be delivered to Parent or Merger Sub in accordance with this Agreement;

(3) any claims or threatened claims by or purportedly on behalf of any holder or former holder of shares of Company Capital Stock or rights to acquire Company Capital Stock (x) in their capacities as such relating to or arising out of events or occurrences before the Effective Time or (y) that relate or purport to relate to the Merger or any of the other Transactions, including appraisal rights or dissenters’ rights Actions, claims in connection with the Information Statement, any amendment or supplement thereto or any Subsequent Notice to Stockholders delivered before the Effective Time, claims alleging violations of fiduciary duty and any amount payable in respect of claims of appraisal rights or dissenters’ rights Actions with respect to shares of Company Capital Stock (collectively, “Stockholder Actions”), except that damages arising under this Section 7.3(a)(3) in connection with appraisal rights or dissenters’ rights Actions shall not include payments to former holders of Company Capital Stock to the extent such payments do not exceed the value of the Merger Consideration payable to them for their former shares of Company Capital Stock that were the subject of such appraisal or dissenters’ rights Actions;

(4) any inaccuracy or omission in the Spreadsheet, including any amounts set forth therein that are paid to a Person in excess of the amounts such Person is entitled to receive pursuant to this Agreement or any amounts a Person was entitled to receive pursuant to this Agreement that were omitted from the Spreadsheet;

(5) any Taxes attributable to any Pre-Closing Tax Period (the “Pre-Closing Tax Liabilities”), other than Taxes attributable to actions by Parent or its Affiliates on the Closing Date after the Closing outside the ordinary course of business and the Equity Award Cashout Payroll Tax Amount;

(6) any amount by which the actual Transaction Expenses exceeds the Estimated Transaction Expenses;

(7) any amount by which the actual Company Indebtedness exceeds the Estimated Company Indebtedness;

(8) any amount by which the Estimated Cash exceeds the actual Cash and Cash Equivalents of the Company as of immediately prior to the Closing;

(9) any amount by which the actual Equity Award Cashout Payroll Tax Amount exceeds the Estimated Equity Award Cashout Payroll Tax Amount;

(10) any Representative Expenses or any claim by any Indemnitor relating to any alleged action or failure to act on its behalf by, or the authority to act of, the Representative or asserting any right to receive Additional Per Share Consideration or amounts under Section 1.6(a)(2), Section 1.6(b)(2) or Section 1.6(c)(2) on an accelerated basis rather than in accordance with the Escrow Agreement and this Article 7;

(11) fraud, willful misconduct or intentional misrepresentation (“Fraud”) or

(12) the matters set forth in Schedule 7.3(a)(12).

(b) In the case of any Taxable period that includes but does not end on the Closing Date (a “Straddle Period”), the amount of Pre-Closing Tax Liabilities based on or measured by income or receipts or relating to any sales or use Tax will be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of any Pre-Closing Tax Liabilities not based on or measured by income or receipts or relating to any sales or use Tax for a Straddle Period will be deemed to be the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending at the end of the day that is the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c) Notwithstanding anything to the contrary contained herein, no Indemnified Person shall be entitled to make any claim for recovery for any damages arising from Taxes (other than interest, penalties, additions to Tax or additional amounts imposed by any Tax Authority to the extent arising from Tax attributable to a Pre-Closing Tax Period, whenever assessed) attributable to any taxable period (or portion thereof) beginning after the Closing Date, other than as a result of a breach of the representations in Section 2.10(d), Section 2.10(e)(1)-(3), Section 2.10(e)(5)-(6), Section 2.10(h) and Section 2.10(j).

Section 7.4 Limitations on Indemnification.

(a) The Indemnified Persons may not recover damages from the Escrow Fund or the Indemnitors in respect of any claim for indemnification under Section 7.3(a)(1) unless and until damages have been incurred, paid or properly accrued in an aggregate amount greater than one million dollars ($1,000,000) (the “Indemnification Threshold”), except that the Indemnified Persons will be entitled to recover all, and the Indemnification Threshold will not apply with respect to any breach of or inaccuracy in any representation or warranty made in Section 2.1, Section 2.2, or Section 2.3 (the “Fundamental Representations”). Once the Indemnification Threshold has been exceeded, the Indemnified Persons will be entitled to recover for all damages from dollar one and without regard to the Indemnification Threshold, subject to this Article 7.

(b) Recovery by Indemnified Persons of their damages in aggregate will be subject to the following limitations:

(1) With respect to damages claimed under Section 7.3(a)(1) as a result of breaches of or inaccuracies in the Fundamental Representations, an Indemnified Person may recover its damages (A) from the Escrow Fund and (B) to the extent such damages exceed the amount claimed from the Escrow Fund in all unresolved or unsatisfied Liability Claims, directly from each Indemnitor according to its Aggregate Indemnification Percentage of such damages, up to the Merger Consideration received by it pursuant to Section 1.4(c), Section 1.6, Section 7.7(d) and the Escrow Agreement.

(2) With respect to damages claimed under Section 7.3(a)(1) as a result of breaches of or inaccuracies in any representation or warranty of the Company other than the Fundamental Representations, and with respect to damages claimed under Section 7.3(a)(2) through Section 7.3(a)(10) or Section 7.3(a)(12), an Indemnified Person may recover its damages only from the Escrow Fund.

(3) With respect to damages claimed under Section 7.3(a)(11), an Indemnified Person may recover such damages from (A) the Escrow Fund and (B) to the extent such damages exceed the amount claimed from the Escrow Fund in all unresolved or unsatisfied Liability Claims, directly from each Indemnitor according to its Direct Indemnification Percentage of such damages up to the Merger Consideration received by it pursuant to Section 1.4(c), Section 1.6, Section 7.7(e)and the Escrow Agreement, except that the Indemnified Person may recover without limitation from the Indemnitor who is the subject of the claim as the Person that committed the Fraud.

(c) If a Liability Claim may be properly characterized in multiple ways in accordance with Section 7.3(a) such that the Liability Claim may or may not be subject to different limitations under Section 7.4(b) depending on such characterization, then an Indemnified Person shall have the right to characterize the Liability Claim in a manner that maximizes the recovery permitted under this Article 7.

(d) Except as otherwise required by Law, the Parties shall treat any indemnification payments made hereunder as an adjustment to the Merger Consideration as specified in Section 1.4 for accounting and Tax purposes.

(e) No Indemnitor will have any right of contribution, right of indemnity or other right or remedy against Parent or the Surviving Corporation in connection with any indemnification obligation or any other liability to which such Indemnitor may become subject under or in connection with this Agreement.

(f) No Indemnified Person’s rights under this Article 7 will be adversely affected by any investigation conducted, or any knowledge acquired or capable of being acquired, by such Indemnified Person at any time, whether before or after the execution or delivery of this Agreement or the Closing, or by the waiver of any condition to Closing. No Indemnified Person shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Person to be entitled to indemnification hereunder.

(g) The right of Parent or any other Indemnified Persons to pursue Action for any other remedies or relief under any Related Agreement against the counterparties thereto shall not be limited hereby.

(h) Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement will prevent any Indemnified Person from bringing an Action for Fraud against any Person, including any Indemnitor whose Fraud has caused such Indemnified Person to incur damages. Any representation or warranty made by or on behalf of the Company in or pursuant to this Agreement that an Indemnified Person asserts was breached as a result of Fraud will survive the expiration of the applicable survival period set forth in Section 7.1(a) and remain in full force and effect until the final resolution of the Action.

(i) Each Indemnified Person seeking recovery under this Article 7 shall use reasonable efforts to collect any amounts available under insurance coverage owned by the Company as of the Effective Time, including the D&O Policy, which coverage shall for the purposes of insurance regulations be considered “primary” as compared with the indemnity hereunder (in the sense that it must be determined without reference to the indemnity hereunder), provided that nothing in this Article 7 shall require the Indemnified Persons to (x) exhaust any other available sources of recovery prior to making any claim hereunder or (y) seek or obtain additional insurance policies, maintain existing policies, or increase the scope or size of coverage of existing policies. The amount of any damages for which indemnification is provided under this Agreement shall be net of any amounts actually recovered by the Indemnified Persons under insurance policies with respect to such damages in excess of the sum of (A) reasonable out-of-pocket costs and expenses relating to collection under such policies and (B) any deductible associated therewith to the extent paid. If an Indemnified Person recovers insurance payments after payment has already been made pursuant to a Liability Claim, then such Liability Claim payment shall be refunded to the extent the insurance recovery duplicates such payment.

Section 7.5 Escrow Claim Period. The period during which claims for indemnification from the Escrow Fund may be initiated will commence at the Closing Date and terminate at 11:59 p.m. New York time on the 730th day after the Closing Date (the “Claim Period Expiration Date”). Notwithstanding anything contained in this Agreement or the Escrow Agreement to the contrary, (a) on the Claim Period Expiration Date such portion of the Escrow Fund as may be necessary in the judgment of Parent to satisfy any unresolved or unsatisfied Liability Claims specified in any Claims Notice delivered to the Escrow Agent before the Claim Period Expiration Date will remain in the Escrow Fund until such Liability Claims have been resolved or satisfied and (b) an arbitrator may continue the Escrow Fund pursuant to Section 8.10(c).

Section 7.6 Claims for Indemnification. At any time that an Indemnified Person desires to claim damages (a “Liability Claim”) that it believes is or may be indemnifiable under Section 7.3, Parent will deliver a notice of such Liability Claim (a “Claims Notice”) to the Representative and the Escrow Agent (in the case of a Liability Claim for which recovery is sought under the Escrow Fund) or to each Indemnitor against whom recovery is being sought directly to the extent permitted under Section 7.4(b) (a “Direct Indemnitor”). A Claims Notice will (a) be signed by an authorized signatory of Parent, (b) describe the Liability Claim in reasonable detail and (c) indicate the amount (estimated, if necessary and to the extent feasible) of the damage that has been or may be paid, suffered, sustained or accrued by the Indemnified Persons. To the extent that the amount of damages is not determinable as of the date of delivery of a Claims Notice, Parent may deliver a Claims Notice stating the maximum amount of damages that Parent in estimates or anticipates that an Indemnified Person may pay or suffer, except that Parent’s provision of an estimated or anticipated amount of damages will not limit the damages recoverable or recovered by an Indemnified Person. No delay in or failure to give a Claims Notice by Parent to the Representative or the Escrow Agent (or in the case of a Liability Claim seeking recovery directly from a Direct Indemnitor, such Direct Indemnitor) pursuant to this Section 7.6 will adversely affect any of the other rights or remedies that Parent has under this Agreement or alter or relieve the Indemnitors of their obligations to indemnify the Indemnified Persons pursuant to this Article 7, except and to the extent that such delay or failure has materially prejudiced the Indemnitors.

Section 7.7 Objections to and Payment of Claims.

(a) The Representative (for Liability Claims against the Escrow Fund) or any Direct Indemnitor may object to any Liability Claim set forth in such Claims Notice by delivering written notice to Parent (with a copy to the Escrow Agent if a Claims Notice was delivered to the Escrow Agent) of such objection (an “Objection Notice”). Such Objection Notice must describe the grounds for such objection in reasonable detail.

(b) If an Objection Notice is not delivered by the Representative to Parent with a copy to the Escrow Agent for Liability Claims against the Escrow Fund within 30 days after delivery by Parent of the Claims Notice, such failure to so object will be an irrevocable acknowledgment by each Party (including the Representative) that the Indemnified Persons are entitled to indemnification under Section 7.3 for the damages set forth in such Claims Notice in accordance with this Article 7, but only up to the maximum amount of the Escrow Fund.

(c) For Liability Claims against the Escrow Fund, if the Claims Notice was delivered to the Escrow Agent and the Representative and no Objection Notice was delivered to the Escrow Agent within 30 days of the delivery of the Claims Notice, or an Objection Notice was delivered to the Escrow Agent within 30 days of the delivery of the Claims Notice, but such Objection Notice states that it was, or admits liability, only with respect to a portion of the damages claimed in the Claims Notice, the Escrow Agent will deliver to Parent as soon as practicable cash from the Escrow Fund having a value equal to (1) the amount of the damages set forth in such Claims Notice, if no Objection Notice was delivered to the Escrow Agent, or (2) the amount of the portion of the damages set forth in such Claims Notice to which no objection was made, if an Objection Notice was delivered to the Escrow Agent, except that, to the extent that the amount of the damages set forth in the Claims Notice (or portion thereof) is an estimate, Parent (on behalf of itself or any other Indemnified Person) will not be so entitled to receive, and the Escrow Agent will not deliver, funds in respect of such portions of such estimated damages unless and until the amount of such estimated damages is finally determined. For Liability Claims against any Direct Indemnitor, if the Claims Notice was delivered to such Direct Indemnitor and no Objection Notice was delivered to the Parent within 30 days of the delivery of the Claims Notice, or an Objection Notice was delivered to Parent within 30 days of the delivery of the Claims Notice, but such Objection Notice states that it was, or admits liability, only with respect to a portion of the damages claimed in the Claims Notice, then such Direct Indemnitor shall as soon as practicable wire transfer to Parent (on behalf of itself and any other Indemnified Persons) its Direct Indemnification Percentage or Aggregate Indemnification Percentage, as applicable, of (1) the amount of the damages set forth in such Claims Notice, if no Objection Notice was delivered to Parent, or (2) the amount of the portion of the damages set forth in such Claims Notice to which no objection was made, if an Objection Notice was delivered to the Parent, except that, to the extent that the amount of the damages set forth in the Claims Notice (or portion thereof) is an estimate, Parent (on behalf of itself or any other Indemnified Person) will not be so entitled to receive, and such Direct Indemnitor shall not be required to deliver, funds in respect of such portions of such estimated damages unless and until the amount of such estimated damages is finally determined.

(d) For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, the Indemnitors do not have any individual right to object to any claim made against the Escrow Fund in a Claims Notice under this Article 7, and any and all claims made against the Escrow Fund in a Claims Notice on behalf of the Indemnified Persons may be objected to only by the Representative.

(e) Promptly following the Claim Period Expiration Date and periodically thereafter, the Escrow Agent shall distribute to the Indemnitors according to their Aggregate Indemnification Percentages an amount equal to the Escrow Fund less (1) the aggregate amount of payments made out of the Escrow Fund to the Indemnified Persons prior to the Claim Period Expiration Date less (2) the aggregate amounts necessary in the judgment of Parent to satisfy any then-unresolved or unsatisfied claims for damages specified in any Claims Notice delivered to the Escrow Agent prior to the Claim Period Expiration Date pursuant to Section 7.6.

Section 7.8 Resolution of Objections to Claims.

(a) (1) For Liability Claims against the Escrow Fund, if the Representative objects in writing to any Liability Claim made in any Claims Notice within 30 days after delivery of such Claims Notice, the Representative and Parent will attempt to agree upon the rights of

Parent and the Indemnitors with respect to each such claim. If the Representative and Parent should so agree, they will promptly execute and deliver to each other and to the Escrow Agent a memorandum setting forth such agreement. The Escrow Agent will be entitled to rely on any such memorandum and will distribute cash as soon as practicable from the Escrow Fund in accordance with the terms thereof.

(2) For Liability Claims against Direct Indemnitors, if the Direct Indemnitor objects in writing to any Liability Claim made in any Claims Notice within 30 days after delivery of such Claims Notice, the Direct Indemnitor and Parent will attempt to agree upon the rights of Parent and the Direct Indemnitor with respect to each such claim.

(b) For Liability Claims against the Escrow Fund, if no such agreement can be reached before the 30th day after delivery of an Objection Notice, either Parent or the Representative (on behalf of the Indemnitors) may bring an Action against the other to resolve the dispute in accordance with Section 8.10. For Liability Claims against Direct Indemnitors, if no agreement between a Direct Indemnitor and Parent can be reached before the 30th day after delivery of an Objection Notice, either Parent or such Direct Indemnitor may bring an Action against the other to resolve the dispute in accordance with Section 8.10. To the extent a Liability Claim is recoverable directly from any Direct Indemnitor under Section 7.4(b), such Direct Indemnitor will promptly, and in no event later than ten days after such Direct Indemnitor agrees with Parent the amount of such recovery or after the final resolution of any dispute in accordance with Section 8.10, wire transfer to Parent immediately available funds equal to its Direct Indemnification Percentage or Aggregate Indemnification Percentage, as applicable, of the amount of damages determined in accordance with this Section 7.8(b), except that if the final resolution provides for the payment of the damages in another manner, such Direct Indemnitor will make payment of the damages according to the final resolution. If the amount of the damages so determined is an estimate, then such Direct Indemnitor will be required to make such payment within ten days of the date that the amount of the damages is finally determined.

Section 7.9 Third-Party Claims. If Parent receives written notice of a third-party Action that Parent believes may result in a Liability Claim by or on behalf of an Indemnified Person (a “Third-Party Claim”), Parent will notify the Representative of such third-party claim and provide the Representative the opportunity to participate at the cost of the Indemnitors, but not direct or conduct, any defense of such claim, except that the Representative shall not be provided such opportunity to the extent that Parent determines that such participation could result in the loss of any attorney-client privilege or right under the work-product doctrine of Parent or any Indemnified Person in respect of such claim. The Representative’s participation will be subject to Parent’s right to control such defense and Section 7.10(f). Parent will have the right in its sole discretion to settle any such claim, but if the settlement is without the consent of the Representative, the settlement will not be determinative of the amount of damages relating to such matter. If the Representative consents to any such settlement, which consent shall be deemed to have been given unless the Representative shall have objected within 30 days after a written request for such consent by Parent, neither the Representative nor any Indemnitor will have any power or authority to object to the amount or validity of any claim by or on behalf of any Indemnified Person for indemnity with respect to such settlement. In connection with any Third-Party Claim alleging matters that, if adversely determined, would give rise to a right of recovery under Section 7.3, then any costs and expenses of investigation or defense, including court costs and reasonable attorneys or other advisory fees, incurred or suffered by the Indemnified Persons in connection with such Third-Party Claim will constitute indemnifiable damages subject to indemnification under Section 7.3 regardless of the ultimate disposition of the Third-Party Claim (but subject to the limitations set forth in Section 7.4 applicable to the underlying claim for indemnity under Section 7.3 implicated in such Third-Party Claim).

Section 7.10 Representative.

(a) At the Effective Time, Shareholder Representative Services LLC shall be constituted and appointed as the Representative. Each Indemnitor, by virtue of its adoption of this Agreement or acceptance of the Merger Consideration payable to the Indemnitor, shall be deemed to have appointed and constituted the Representative as its agent and true and lawful attorney-in-fact with the powers and authority as set forth in this Agreement. The Representative shall be the exclusive agent for and on behalf of the Indemnitors to (1) enter into the Escrow Agreement, (2) give and receive notices and communications to or from Parent (on behalf of itself or any other Indemnified Person) and/or the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the other Transactions; (3) authorize deliveries to Parent of cash or other property from the Escrow Fund; (4) object to such claims in accordance with Section 7.7; (5) consent or agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with Orders with respect to, such claims; (6) take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance, and (7) subject to Section 6.3, execute for and on behalf of each Indemnitor any amendment to this Agreement, the Escrow Agreement or any exhibit, annex or schedule hereto or thereto (including for the purpose of amending addresses or sharing percentages). For the avoidance of doubt, the foregoing grant of authority shall not extend to any Liability Claims asserted directly against an Indemnitor. This appointment of agency and this power of attorney set forth in this Section 7.10 is coupled with an interest and will be irrevocable and will not be terminated by any Indemnitor or by operation of Law, whether by the death or incapacity of any Indemnitor or the occurrence of any other event, and any action taken by the Representative will be as valid as if such death, incapacity or other event had not occurred, regardless of whether or not any Indemnitor or the Representative will have received any notice thereof.

(b) The Representative shall be the sole and exclusive means of asserting or addressing any of the above, and no Indemnitor shall have any right to act on its own behalf with respect to any such matters, other than any claim or dispute against the Representative and any Liability Claim asserted directly against such Indemnitor. Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Representative that is within the scope of the Representative’s authority under Section 7.10(a) (a “Representative’s Decision”) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all Indemnitors and shall be final, binding and conclusive upon each of them. Each Indemnified Person and the Escrow Agent shall be entitled to rely upon any Representative’s Decision as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such

Indemnitor. Each Indemnified Person and the Escrow Agent are unconditionally and irrevocably relieved from any liability to any person for any acts done by them in accordance with any Representative’s Decision. A notice by Parent to the Representative after the Closing shall constitute a notice to each of the Indemnitors, except as may relate to a Liability Claim asserted directly against any Indemnitor.

(c) The agency of the Representative may be changed, and the Person serving as the Representative may be replaced from time to time, by the vote or consent of Indemnitors representing a majority of the Aggregate Indemnification Percentage of all Indemnitors upon not less than ten days’ prior written notice to Parent. A vacancy in the position of the Representative may be filled by the vote or consent of Indemnitors representing a majority of the Aggregate Indemnification Percentage of all Indemnitors. If the Representative refuses, resigns or is no longer capable of serving as the Representative hereunder, then the Indemnitors representing a majority of the Aggregate Indemnification Percentage of all Indemnitors will promptly appoint a successor Representative who will thereafter be a successor Representative hereunder, and the Representative will serve until such successor is duly appointed and qualified to act hereunder. In the event of a vacancy in the position of the Representative, or refusal or incapability of the Representative to serve, which continues for more than 90 days, Parent may appoint a successor Representative who will thereafter be a successor Representative hereunder. If there is not a Representative at any time, any obligation to provide notice to the Representative will be deemed satisfied if such notice is delivered to each of the Indemnitors at their addresses last known to Parent, which will be the address set forth in the Spreadsheet unless Representative provides notice to Parent of a different address in the manner described in Section 8.3.

(d) All expenses, if any, incurred by the Representative in connection with the performance of its duties as the Representative (the “Representative Expenses”) will be borne and paid by the Indemnitors according to their respective Aggregate Indemnification Percentages. No bond will be required of the Representative, and the Representative will not receive any compensation from Parent or the Surviving Corporation for its services (other than any fees due it from the Company under an engagement letter Made Available to Parent). The Representative shall also be entitled to advances against Representative Expenses from the Representative Fund, in the judgment and discretion of the Representative. Representative Expenses will be paid first using amounts on deposit in the Representative Fund, second out of any amounts that would otherwise be distributed to the Indemnitors out of the Escrow Fund, and third directly by the Indemnitors promptly against presentation of an invoice by the Representative. The Representative is hereby authorized to withdraw all or any portion of the Representative Fund and to withhold, or cause to be withheld and paid to the Representative, amounts that would otherwise be distributed to the Indemnitors, in each case to pay for any Representative Expenses.

(e) The Representative shall not be liable to any Indemnitor for any act done or omitted hereunder or under any agreement ancillary hereto as the Representative while acting in good faith and any act done or omitted in accordance with the advice of counsel or other expert shall be conclusive evidence of such good faith. The Indemnitors shall jointly and severally indemnify the Representative and hold the Representative harmless against any liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and Representative Expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Representative’s execution and performance of this Agreement and the agreements ancillary hereto , in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Representative, the Representative will reimburse the Indemnitors the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Representative by the Indemnitors, any such Representative Losses may be recovered by the Representative from (i) the funds in the Representative Fund, and (ii) the Escrow Fund at such time as remaining amounts would otherwise be distributable to the Indemnitors; provided, that while this section allows the Representative to be paid from the Representative Fund and the Escrow Fund, this does not relieve the Indemnitors from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Representative from seeking any remedies available to it at law or otherwise. In no event will the Representative be required to advance its own funds on behalf of the Indemnitors or otherwise. The Indemnitors acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Representative or the termination of this Agreement.

(f) The Representative shall have reasonable access to information about the Surviving Corporation and the reasonable assistance, to the extent they remain employed by the Company, of the officers and employees of the Company who were employed by the Company prior to the Effective Time for purposes of performing the Representative’s duties and exercising the Representative’s rights hereunder, except that no Indemnified Person shall be required to provide any information that is subject to a legal privilege or a protective Order or the disclosure of which would violate any Laws. The Representative shall treat confidentially and not use or disclose the terms of this Agreement, any Related Agreement or any nonpublic information from or about Parent, Surviving Corporation or any Indemnified Person to anyone, except that the Representative may disclose the terms or information to the Indemnitors or the Representative’s employees, attorneys, accountants, financial advisors, agents or authorized representatives on a need-to-know basis, as long as the Person agrees to treat such information confidentially. If requested by Parent, the Representative shall enter into a separate confidentiality agreement before being provided access to such information.

(g) The initial Representative hereby accepts the appointment contained in this Agreement, as confirmed and extended by this Agreement, and agrees to act as the Representative and to discharge the duties and responsibilities of the Representative pursuant to the terms of this Agreement.

Section 7.11 Sole Remedy.

(a) Subject to Section 7.11(b), Parent acknowledges and agrees that, should the Closing occur, the sole and exclusive remedy of the Indemnified Persons against the Indemnitors with respect to any breach of representation, warranty, covenant, agreement or obligation under this Agreement will be pursuant to the indemnification provisions set forth in this Article 7. Subject to Section 7.11(b), in furtherance of the foregoing, Parent hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to this Agreement it may have against the Indemnitors arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article 7.

(b) Nothing in this Agreement shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 8.10(j) or seek and obtain any remedy on account of Fraud committed by the Company or any of its agents in connection with the Transaction.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1 Certain Defined Terms. As used in this Agreement, the following terms have the following meanings:

“Acquisition Transaction” has the meaning set forth in Section 4.8.

“Action” means any criminal, judicial, administrative or arbitral action, audit, charge, claim, complaint, demand, grievance, hearing, inquiry, investigation, litigation, mediation, proceeding, citation, summons, subpoena or suit, whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Additional Per Share Consideration” means, with respect to each share of Company Capital Stock, a non-transferable contingent right of the former holder of such share to receive, out of cash payable from time to time pursuant to Section 7.7(e), the amount of cash equal to the product of (1) the aggregate amount payable pursuant to Section 7.7(e) multiplied by (2) the Escrow Funding Percentage applicable to the share.

“Affected Individual” has the meaning set forth in Section 4.12(a).

“Affiliate,” when used with reference to any Person, means another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with such first Person.

“Aggregate Indemnification Percentage” means, with respect to each holder of Company Capital Stock, Participating Equity Awards or In-the-Money Warrants, the aggregate of the Escrow Funding Percentages for all Company Capital Stock, Participating Equity Awards and In-the-Money Warrants held by the holder.

“Aggregate Liquidation Preference” means the aggregate of:

(a) the Per Share Series B-1 Preferred Base Amount multiplied by the sum of (i) the number of outstanding shares of Series B-1 Preferred Stock and (ii) the number of shares of Series B-1 Preferred Stock subject to outstanding In-the-Money Warrants,

(b) the Per Share Series B-2 Preferred Base Amount multiplied by the sum of (i) the number of outstanding shares of Series B-2 Preferred Stock and (ii) the number of shares of Series B-2 Preferred Stock subject to outstanding In-the-Money Warrants,

(c) the Per Share Series B-3 Preferred Base Amount multiplied by the sum of (i) the number of outstanding shares of Series B-3 Preferred Stock and (ii) the number of shares of Series B-3 Preferred Stock subject to outstanding In-the-Money Warrants,

(d) the Per Share Series C-1 Preferred Base Amount multiplied by the sum of (i) the number of outstanding shares of Series C-1 Preferred Stock and (ii) the number of shares of Series C-1 Preferred Stock subject to outstanding In-the-Money Warrants, and

(e) the Per Share Series C-2 Preferred Base Amount multiplied by the sum of (i) the number of outstanding shares of Series C-2 Preferred Stock and (ii) the number of shares of Series C-2 Preferred Stock subject to outstanding In-the-Money Warrants, in each case immediately before the Effective Time.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 4.8(b)(2).

“Anti-bribery Laws” has the meaning set forth in Section 2.17(b).

“Antitrust Division” means the Antitrust Division of the U.S. Department of Justice.

“Applicable Jurisdiction” means the United States and the states thereof.

“Approval Time” has the meaning set forth in Section 4.8(b).

“Audit” has the meaning set forth in Section 4.14(a).

“Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction that could form the basis for any specific consequence.

“Bridge Note” means the note in principal amount of $30,000,000 between the Company and Parent dated as of the date hereof.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.

“Business Standards and Principles” has the meaning set forth in the Recitals.

“Cash and Cash Equivalents” means the Company’s consolidated cash and cash equivalents, determined in accordance with GAAP, except that, for the purposes of calculating Estimated Cash and Merger Consideration hereunder, (i) Cash and Cash Equivalents shall be deemed to be offset and reduced by any amounts outstanding under the Bridge Note that the Company elects to prepay by such offset and reduction at Closing in accordance with the terms of the Bridge Note and (ii) Cash and Cash Equivalents shall be deemed to be increased by the amount of the Pre-Paid Transaction Expenses.

“Certificates” has the meaning set forth in Section 1.4(c).

“Certificate of Merger” has the meaning set forth in Section 1.1.

“CFIUS” means the Committee on Foreign Investment in the United States, including any successor or replacement thereof.

“CFIUS Approval” means that the Parties (or their respective counsel) shall have received a written notification issued by CFIUS that it has concluded a review of the notification voluntarily provided pursuant to Exon-Florio and Section 4.6 and that (a) CFIUS has concluded its review or investigation of the Transactions and that (i) the Transactions do not constitute a “covered transaction,” (ii) there are no unresolved national security issues with respect to the Transactions, or (iii) the United States government will not take action to prevent, condition or suspend the Transactions; or (b) the President of the United States has decided not to take any action to condition, suspend or prohibit the Transactions; provided that written notice from CFIUS shall not be required if (x) the period under Exon-Florio during which CFIUS or the President must act shall have expired without any such action being threatened, announced or taken or (y) the President shall have announced (or otherwise communicated, directly or indirectly, to Parent and the Company) a decision not to take any action to condition, suspend or prohibit the Transactions.

“Charter” has the meaning set forth in Section 2.1.

“Charter Documents” has the meaning set forth in Section 2.1.

“Claim Period Expiration Date” has the meaning set forth in Section 7.5.

“Claims Notice” has the meaning set forth in Section 7.6.

“Classified Information” has the meaning set forth in Section 2.17(f).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Per Option/Warrant Consideration” means (1) the Per Option/Warrant Consideration applicable to the Vested In-the-Money Option or In-the-Money Warrant minus (2) the product of (a) the Escrow Funding Percentage of the applicable Vested In-the-Money Option or In-the-Money Warrant multiplied by (b) the sum of the Escrow Amount and the Representative Amount.

“Closing Per RSU Consideration” means (1) the product of (a) the number of shares of Company Capital Stock subject to the applicable Vested Company RSU multiplied by (b) the applicable Per Share Consideration for the underlying shares minus (2) the product of (a) the Escrow Funding Percentage of the applicable Vested Company RSU multiplied by (b) the sum of the Escrow Amount and the Representative Amount.

“Closing Per Share Common Consideration” means the Per Share Common Consideration minus the product of (1) the Escrow Funding Percentage of a share of Company Common Stock multiplied by (2) the sum of the Escrow Amount and the Representative Amount.

“Closing Per Share Consideration” means the Closing Per Share Common Consideration, Closing Per Share Series B-1 Preferred Consideration, Closing Per Share Series B-2 Preferred Consideration, Closing Per Share Series B-3 Preferred Consideration, Closing Per Share Series C-1 Preferred Consideration, or Closing Per Share Series C-2 Preferred Consideration, as applicable, payable with respect to a share of Company Capital Stock pursuant to Section 1.4(c).

“Closing Per Share Series B-1 Preferred Consideration” means the Per Share Series B-1 Preferred Consideration minus the product of (1) the Escrow Funding Percentage of a share of Series B-1 Preferred multiplied by (2) the sum of the Escrow Amount and the Representative Amount.

“Closing Per Share Series B-2 Preferred Consideration” means the Per Share Series B-2 Preferred Consideration minus the product of (1) the Escrow Funding Percentage of a share of Series B-2 Preferred multiplied by (2) the sum of the Escrow Amount and the Representative Amount.

“Closing Per Share Series B-3 Preferred Consideration” means the Per Share Series B-3 Preferred Consideration minus the product of (1) the Escrow Funding Percentage of a share of Series B-3 Preferred multiplied by (2) the sum of the Escrow Amount and the Representative Amount.

“Closing Per Share Series C-1 Preferred Consideration” means the Per Share Series C-1 Preferred Consideration minus the product of (1) the Escrow Funding Percentage of a share of Series C-1 Preferred multiplied by (2) the sum of the Escrow Amount and the Representative Amount.

“Closing Per Share Series C-2 Preferred Consideration” means the Per Share Series C-2 Preferred Consideration minus the product of (1) the Escrow Funding Percentage of a share of Series C-2 Preferred multiplied by (2) the sum of the Escrow Amount and the Representative Amount.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Balance Sheet Date” has the meaning set forth in Section 2.5.

“Company Board” means the Company’s Board of Directors.

“Company Capital Stock” has the meaning set forth in Section 1.4(a).

“Company Common Stock” means the common stock of the Company, par value $0.0001 per share.

“Company Indebtedness” means the aggregate of the following: (a) any liability or obligation of the Company or any of its Subsidiaries (1) for borrowed money (including the current portion thereof), (2) under any reimbursement obligation relating to a letter of credit or bankers’ acceptance, (3) evidenced by a bond, note, debenture or similar instrument, (4) with respect to leases required to be accounted for as capital leases under GAAP, and (5) incurred, issued or assumed as the deferred purchase price of property, (b) any liability of other Persons described in clause (a) that the Company or any of its Subsidiaries has guaranteed, that is recourse to the Company, any of its Subsidiaries or any of their assets or that is otherwise the legal liability of the Company, (c) accounts payable of the Company or any of its Subsidiaries that were due and payable more than 60 days before the date of determination, and (d) any and all accrued interest, success fees, prepayment premiums, make whole premiums or penalties and fees or expenses actually incurred (including attorneys’ fees) associated with the prepayment of any amounts of the nature described in clauses (a)(1), (2) or (3). “Company Indebtedness” includes any and all amounts of the nature described in clauses (a)(1), (2) or (3) owed by the Company or any of its Subsidiaries to any of its Affiliates (other than amounts owed by the Company to its Subsidiaries or by any of its Subsidiaries to the Company) including any of its stockholders.

“Company Intellectual Property” means any Intellectual Property owned by or licensed to the Company or any of its Subsidiaries, or otherwise used or held for use in connection with the operation of the business of the Company or its Subsidiaries, including Company-Owned Intellectual Property.

“Company Material Contract” has the meaning set forth in Section 2.20.

“Company Option” has the meaning set forth in Section 1.6.

“Company-Owned Intellectual Property” means any Intellectual Property that is owned by the Company.

“Company Preferred Stock” means the Series B-1 Preferred, Series B-2 Preferred, Series B-3 Preferred, Series C-1 Preferred and Series C-2 Preferred.

“Company Product Open Source Materials” has the meaning set forth in Section 2.9(j).

“Company Products” has the meaning set forth in Section 2.9(a).

“Company Registered Intellectual Property” has the meaning set forth in Section 2.9(b).

“Company Restricted Stock” means each outstanding restricted share of Company Capital Stock that is, at the time of determination, unvested or is subject to a repurchase option, risk of forfeiture or other condition on title or ownership under any applicable early exercise stock option agreement, restricted stock purchase agreement or other contract with the Company, whether or not issued under a Company Stock Plan.

“Company RSU” means an outstanding right to acquire a share of Company Capital Stock without payment by the holder thereof of an exercise or purchase price (other than par value), whether or not issued under any of the Company Stock Plans.

“Company Stock Plans” means the Company’s Visto Corporation 1996 Stock Plan, as amended and restated; Visto Corporation dba Good Technology 2006 Stock Plan, as amended and restated; Sumooh, Inc. 2009 Stock Incentive Plan; OnDeego, Inc. 2010 Stock Incentive Plan; BoxTone Inc. Amended and Restated Stock Incentive Plan; and 2014 Acquisition Stock Plan.

“Company Warrant” has the meaning set forth in Section 1.6(b).

“Compatible Platforms” has the meaning set forth in Section 2.9(h).

“Competition Laws” means the Competition Act of Canada, the HSR Act, or any other international, multilateral, multinational, national, federal or state statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Confidentiality Agreement” has the meaning set forth in Section 4.4.

“Continuing Employee” has the meaning set forth in Section 4.20(a).

“Control” means, as to any Person, the possession of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The verb “Control” and the term “Controlled” have the correlative meanings.

“Copyright” means any copyrights, mask work rights, including registrations and applications therefor and corresponding rights in works of authorship.

“COTS Software” means generally available commercial off-the-shelf Software used solely in connection with the Company’s or any of its Subsidiaries’ internal operations, the Source Code of which has not been modified or customized by or for the Company and is licensed to the Company pursuant to a contract that does not expressly require any future payment(s), including any applicable maintenance and support fees, of more than $500,000 per year.

“Customer License Agreements” means non-exclusive end user licenses to the object code form of the Company Products granted to customers or non-exclusive grant of access to the object code form of the Company Products in Company’s standard form of customer license agreement, a copy of which has been Made Available by the Company.

“Data Room” has the meaning set forth in Section 4.3(a).

“Delaware Secretary” has the meaning set forth in Section 1.1.

“Developing Products” has the meaning set forth in Section 2.9(a).

“DGCL” has the meaning set forth in Section 1.1.

“Direct Indemnification Percentage” means with respect to any Indemnitor listed on Schedule 7.3(a) the quotient of (1) its Aggregate Indemnification Percentage divided by (2) the aggregate Aggregate Indemnification Percentage of all Indemnitors listed on Schedule 7.3(a).

“Direct Indemnitor” has the meaning set forth in Section 7.6.

“Disclosure Schedule” means the disclosure schedule dated as of the date hereof and delivered by the Company to Parent and Merger Sub.

“Dispute” has the meaning set forth in Section 2.9(m)

“Dissenting Shares” has the meaning set forth in Section 1.7(a).

“Dissenting Share Payments” has the meaning set forth in Section 1.7(d).

“D&O Policy Period” has the meaning set forth in Section 4.18(a).

“D&O Tail Policy” has the meaning set forth in 1.1(a)Section 4.18(a).

“Domain Name” means any Internet domain names and all registrations for any of the foregoing.

“Effective Time” has the meaning set forth in Section 1.1.

“Employee Benefit Plan” has the meaning set forth in Section 2.11(a).

“Employment Practices” has the meaning set forth in Section 2.12(a) Section 2.12(a).

“Encumbrance” means any mortgage, pledge, hypothecation, license, right of a third party, adverse claim, security interest, call, option, restriction on transfer, title defect, title retention agreement, lien, charge, or other claim, restriction or limitation, including any restriction on the right to vote, sell or otherwise dispose of the subject property, and including outstanding obligations of the Company, actual or contingent, to issue or deliver or to repurchase, redeem or otherwise acquire any Company Capital Stock or securities convertible into Company Capital Stock, but excluding (a) any restriction or limitation imposed by this Agreement and (b) non-exclusive licenses of Intellectual Property granted by the Company or its Subsidiaries in the ordinary course of business.

“Equity Award” means any Company Option, Company RSU, Company Restricted Stock, and any other stock-based award granted under a Company Stock Plan.

“Equity Award Cashout Payroll Tax Amount” means the aggregate amount of any Liability of the Company for the employer’s share of any employment Taxes (including employment taxes imposed under Section 3111 and 3301 of the Code) with respect to the compensation payable as a result of the exercise or “cash-out” of any Equity Awards in connection with the Transactions.

“Equity Award Consent” has the meaning set forth in Section 1.6(f).

“ERISA” has the meaning set forth in Section 2.11(a).

“Escrow Agent” has the meaning set forth in Section 1.4(d)(1).

“Escrow Agreement” has the meaning set forth in Section 1.4(d)(1).

“Escrow Amount” has the meaning set forth in Section 1.4(d)(1).

“Escrow Fund” has the meaning set forth in Section 1.4(d)(1).

“Escrow Funding Percentage” means: the quotient of (1) (a) in the case of Company Capital Stock or Vested Company RSU, the Per Share Base Amount in respect of the subject Company Capital Stock or Vested Company RSU or (b) in the case of a Vested In-the-Money Option or In-the-Money Warrant, the Per Option/Warrant Consideration, before any Tax withholding, divided by (2) the Merger Consideration, in each case before any Tax withholding.

“Estimated Cash” has the meaning set forth in Section 4.9(n).

“Estimated Company Indebtedness” has the meaning set forth in Section 4.9(m).

“Estimated Equity Award Cashout Payroll Tax Amount” has the meaning set forth in Section 4.9(k).

“Estimated Transaction Expenses” has the meaning set forth in Section 4.9(l).

“Exchange Agent” has the meaning set forth in Section 1.5(a).

“Excluded Contracts” means licenses for COTS Software, customary confidentiality agreements entered into the ordinary course of business, Customer License Agreements, customary Software incidental to hardware purchases in the ordinary course of business and customary licenses to background Intellectual Property in employment and contractor agreements entered into the ordinary course of business and as to which the Company has all rights necessary to develop and use the Company Products and Developing Products.

“Existing D&O Policy” has the meaning set forth in 1.1(a)Section 4.18(a).

“Exon-Florio” means the Exon-Florio amendments to the Omnibus Trade and Competitiveness Act of 1988, as amended by the Defense Authorization Act for Fiscal Year 1993, as amended, the Foreign Investment and National Security Act of 2007 and Sec. 721 of Title VII of the Defense Production Act of 1950 (50 U.S.C. App. 2170), as amended.

“Exon-Florio Filing” means a final joint voluntary notice filed with CFIUS in accordance with Exon-Florio.

“Export Approvals” has the meaning set forth in Section 2.17(d)(1).

“Financial Controls” has the meaning set forth in Section 2.5(d).

“Financial Statements” has the meaning set forth in Section 2.5.

“FIRPTA Notification Letter” means a letter meeting the requirements set forth in Exhibit H.

“Former Workers” means the Workers prior to February 19, 2009, or the date when the Company spun out from Motorola, Inc.

“Fraud” has the meaning set forth in Section 7.3(a)(11).

“FTC” means the U.S. Federal Trade Commission.

“Fully Diluted Company Capital Stock” means the sum of (1) the aggregate number of shares of Company Common Stock that are outstanding and vested immediately before the Effective Time, (2) the aggregate number of shares of Company Common Stock into which all the outstanding Company Preferred Stock and any Company Preferred Stock issuable upon exercise of Company Warrants that are exercisable for Company Preferred Stock for an exercise price less than the Per Share Series B-1 Preferred Consideration, Per Share Series B-2 Preferred Consideration, Per Share Series B-3 Preferred Consideration, Per Share Series C-1 Preferred Consideration, or Per Share Series C-2 Preferred Consideration, as applicable, is convertible immediately before the Effective Time, (3) the aggregate number of shares of Company Common Stock issuable upon exercise of Vested In-the-Money Options or In-the-Money Warrants and (4) the aggregate number of shares of Company Common Stock issuable under Vested Company RSUs.

“Fundamental Representations” has the meaning set forth in Section 7.4(a).

“Funds Flow Statement” means a statement setting forth amounts to be paid by Parent at Closing pursuant to this Agreement and the recipients of such payments, which shall be delivered by the Company to Parent at least five Business Days prior to the Closing Date as part of the Spreadsheet.

“GAAP” has the meaning set forth in Section 2.5.

“Governmental Authority” means any governmental, regulatory or administrative authority, agency, body, commission or other entity, whether international, multinational, national, regional, state, provincial or of a political subdivision; any court, judicial body, arbitration board or arbitrator; any tribunal of a self-regulatory organization; or any instrumentality of any of the foregoing.

“Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract, purchase order, task order, delivery order or other similar arrangement of any kind including all modifications, options and extensions, between the Company or any of its Subsidiaries, on the one hand, and (a) any Governmental Authority or (b) any prime contractor of a Governmental Authority in its capacity as a prime contractor, on the other hand. A Government Reseller Agreement that is made on a Company standard form reseller agreement will not be considered a Government Contract provided that the terms of Government Reseller Agreement are materially consistent with the Company’s standard form reseller agreement. A task, purchase or delivery order under a Government Contract will not constitute a separate Government Contract, for purposes of this definition, but will be part of the Government Contract to which it relates, unless there is no such Government Contract under which such task, purchase or delivery order was delivered or to which it relates. A task, purchase or delivery order between the Company or any of its Subsidiaries and any Governmental Authority that is not under a separate Government Contract will be considered a Government Contract, for the purposes of this definition; however, such task, purchase or delivery order will not be separately listed on Section 2.22(a) of the Disclosure Schedule provided that (i) the terms of such task, purchase or delivery order are materially consistent with the Company’s standard order form and (ii) the Governmental Authority is included in the list of Government End-Users on Section 2.22(b) of the Disclosure Schedule.

“Government End-User” has the meaning set forth in Section 2.22(b).

“Government Reseller Agreement” means any agreement between the Company or any of its Subsidiaries, on the one hand, and a contractor that resells Company Products directly to a Governmental Authority, on the other hand.

“GPL” has the meaning set forth in the definition of “Open Source Materials.”

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Inbound Licenses” has the meaning set forth in Section 2.9(f).

“Indemnification Threshold” has the meaning set forth in Section 7.4(a).

“Indemnified Person” has the meaning set forth in Section 7.3(a).

“Indemnitors” has the meaning set forth in Section 7.3(a).

“Information Statement” has the meaning set forth in Section 4.7(b).

“Intellectual Property” means the rights associated with or arising out of any of the following: (1) domestic and foreign patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof, and any identified invention disclosures (“Patents”); (2) trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable), including such rights in ideas, formulas, compositions, inventor’s notes, discoveries and improvements, know-how, manufacturing and production processes and techniques, testing information, research and development information, inventions, invention disclosures, unpatented blueprints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans, market surveys, market know-how and customer lists and information (“Trade Secrets”); (3) all Copyrights; (4) all trademarks, service marks, logos, trade dress and trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith (“Trademarks”); and (5) all Domain Names.

“Interim Balance Sheet” has the meaning set forth in Section 2.6(b).

“Interim Balance Sheet Date” has the meaning set forth in Section 2.6(a). .

“In-the-Money Warrant” has the meaning set forth in Section 1.6(c).

“IRS” has the meaning set forth in Section 2.11(b).

“Joinder Agreement” has the meaning set forth in the Recitals.

“Key Employee” has the meaning set forth in the Recitals.

“Key Employee Agreement” has the meaning set forth in the Recitals.

“knowledge of the Company” means the knowledge of the Persons set forth on Schedule 8.1 after due inquiry of direct reports, but excluding in any case, search of public records.

“Law” means the law of any jurisdiction, whether international, multilateral, multinational, national, federal, state, provincial, local or common law, an Order or act, statute, ordinance, regulation, rule, collective bargaining agreement, extension order or code promulgated by a Governmental Authority.

“Letter of Transmittal” has the meaning set forth in Section 1.5(b)

“LGPL” has the meaning set forth in the definition of “Open Source Materials.”

“Liabilities” means any and all liabilities, indebtedness, claims, commitments, deficiencies and obligations of any kind, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or undeterminable, on- or off-balance sheet or required to be recorded on a balance sheet prepared in accordance with GAAP, including those arising under any Law, Action or Order and those arising under any contract.

“Liability Claim” has the meaning set forth in Section 7.6.

Documents or other information and materials shall be deemed to have been “Made Available” by the Company if and only if the Company has posted such documents and information and other materials to the Data Room prior to 11:59 p.m. Eastern time on September 2, 2015.

Any reference to an event, change, condition or effect being “material” with respect to any Person means any event, change, condition or effect that is material in relation to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of such Person and its Subsidiaries, taken as a whole.

“Material Adverse Effect” with respect to any Person means any event, occurrence, fact, condition, or effect that, either alone or in combination with any other event, occurrence, fact, condition, or effect, is materially adverse to the condition (financial or otherwise), assets, liabilities, business, operations or results of operations of such Person and its Subsidiaries, taken as a whole, or that materially impairs the ability of such Person to perform in a timely manner its obligations hereunder or to consummate the Transactions, except any adverse change, event, development, fact or effect to the extent arising from any of the following will be deemed not to constitute a Material Adverse Effect:

(1) changes in national or international economic, political, regulatory or social conditions occurring after the date of this Agreement, to the extent that they do not disproportionately affect such Person compared to other business organizations operating in the principal industries in which such Person and its Subsidiaries operate, including

(a) engagement by the government of any Applicable Jurisdiction in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon any Applicable Jurisdiction, or other international or national calamity or any material worsening of such conditions threatened or existing as of the date hereof.

(b) conditions generally affecting the industries in which such Person or any of its Subsidiaries operate,

(c) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates,

(2) changes in GAAP,

(3) changes in Laws or Orders,

(4) adverse effects on the bookings, sales or revenue of such Person and its Subsidiaries resulting from the announcement, pendency or completion of the Transactions, or

(5) any failure by such Person or any of its Subsidiaries to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures, subject to the other provisions of this definition, shall not be excluded).

“Merger” has the meaning set forth in Section 1.1.

“Merger Consideration” means

(1) $425,000,000 plus

(2) the aggregate exercise price of all Vested In-the-Money Options and In-the-Money Warrants minus

(3) the Estimated Company Indebtedness plus

(4) Estimated Cash.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Common Stock” has the meaning set forth in Section 1.4(b).

“New Litigation Claim” has the meaning set forth in Section 4.3(e).

“Objection Notice” has the meaning set forth in Section 7.7(a).

“Open Source Materials” refers to any Software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (“GPL”), GNU Lesser General Public License (“LGPL”), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License, and any license identified as an open source license by the Open Source Initiative (www.opensource.org)).

“Order” means any order, decision, ruling, charge, writ, judgment, injunction, decree, stipulation, determination, award, assessment or binding agreement issued, promulgated or entered by or with any Governmental Authority.

“Parent” has the meaning set forth in the Preamble.

“Parent Plan” has the meaning set forth in Section 4.20(b).

“Participating Equity Award” means a vested Equity Award that is entitled to receive consideration under this Agreement as provided in Section 1.6.

“Participating Shares” means, as of immediately prior to the Closing, the sum of (i) the number of outstanding shares of Company Common Stock, (ii) the number of shares of Company Common Stock subject to outstanding Vested In-the-Money Options and In-the-Money Warrants, (iii) the number of outstanding shares of Series C-1 Preferred Stock and (iv) the number of outstanding shares of Series C-2 Preferred Stock and the number of shares of Series C-2 Preferred Stock subject to outstanding In-the Money Warrants.

“Party” means any of Parent, the Company, Merger Sub or the Representative.

“Patents” has the meaning set forth in the definition of Intellectual Property.

“Per Option/Warrant Consideration” means (1) the product of (a) the number of shares of Company Capital Stock subject to the applicable Vested In-the-Money Option or In-the-Money Warrant multiplied by (b) the applicable Per Share Consideration for the underlying shares, minus (2) the applicable aggregate exercise price for the Vested In-the-Money Option or In-the-Money Warrant.

“Per Share Base Amount” means the Per Share Common Base Amount, Per Share Series B-1 Preferred Base Amount, Per Share Series B-2 Preferred Base Amount, Per Share Series B-3 Preferred Base Amount, Per Share Series C-1 Preferred Base Amount, or Per Share Series C-2 Preferred Base Amount, as applicable.

“Per Share Common Base Amount” means the quotient of (1) the Merger Consideration minus the Aggregate Liquidation Preference divided by (2) the Participating Shares.

“Per Share Common Consideration” means (1) the Per Share Common Base Amount, minus (2) the product of (a) the Escrow Funding Percentage of a share of Company Common Stock multiplied by (b) the sum of the Estimated Transaction Expenses and outstanding amounts under the Bridge Note.

“Per Share Consideration” means the Per Share Common Consideration, Per Share Series B-1 Preferred Consideration, Per Share Series B-2 Preferred Consideration, Per Share Series B-3 Preferred Consideration, Per Share Series C-1 Preferred Consideration, or Per Share Series C-2 Preferred Consideration, as applicable, payable with respect to a share of Company Capital Stock pursuant to Section 1.4(c).

“Per Share Series B-1 Preferred Base Amount” means $1.00.

“Per Share Series B-1 Preferred Consideration” means $1.00 minus the product of (a) the Escrow Funding Percentage of a share of Series B-1 Preferred multiplied by (b) the sum of the Estimated Transaction Expenses and outstanding amounts under the Bridge Note.

“Per Share Series B-2 Preferred Base Amount” means $4.92.

“Per Share Series B-2 Preferred Consideration” means $4.92 minus the product of (a) the Escrow Funding Percentage of a share of Series B-2 Preferred multiplied by (b) the sum of the Estimated Transaction Expenses and outstanding amounts under the Bridge Note.

“Per Share Series B-3 Preferred Base Amount” means $4.84.

“Per Share Series B-3 Preferred Consideration” means $4.84 minus the product of (a) the Escrow Funding Percentage of a share of Series B-3 Preferred multiplied by (b) the sum of the Estimated Transaction Expenses and outstanding amounts under the Bridge Note.

“Per Share Series C-1 Preferred Base Amount” means $4.105 plus the Per Share Common Base Amount.

“Per Share Series C-1 Preferred Consideration” means the Per Share Series C-1 Preferred Base Amount minus the product of (a) the Escrow Funding Percentage of a share of Series C-1 Preferred multiplied by (b) the sum of the Estimated Transaction Expenses and outstanding amounts under the Bridge Note.

“Per Share Series C-2 Preferred Base Amount” means $4.105 plus the Per Share Common Base Amount.

“Per Share Series C-2 Preferred Consideration” means the Per Share Series C-2 Preferred Base Amount minus the product of (a) the Escrow Funding Percentage of a share of Series C-2 Preferred multiplied by (b) the sum of the Estimated Transaction Expenses and outstanding amounts under the Bridge Note.

“Permit” means any approval, authorization, consent, franchise, license, permit or certificate by any Governmental Authority.

“Person” means any natural person, general or limited partnership, corporation, limited liability company, joint venture, trust, firm, association, unincorporated organization, labor union or other legal person or Governmental Authority.

“Pre-Closing Tax Liabilities” has the meaning set forth in Section 7.3(a)(5).

“Pre-Closing Tax Period” means any taxable period or portion thereof ending on or before the Closing Date.

“Pre-Paid Transaction Expenses” means the aggregate amount of Transaction Expenses that have been paid by the Company at or prior to the Closing.

“Proposal” has the meaning set forth in Section 4.8(b)(1).

“Real Property” has the meaning set forth in Section 2.21(a).

“Real Property Lease” has the meaning set forth in Section 2.21(a).

“Registered Intellectual Property” means any Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority, including any of the following: (1) issued Patents and Patent applications; (2) Trademark registrations, renewals and applications; (3) Copyright registrations and applications; and (4) Domain Name registrations.

“Regulatory Restraint” has the meaning set forth in Section 4.6(d).

“Related Agreements” means the Escrow Agreement, the Joinder Agreements, the Bridge Note, the Equity Award Consents and the Warrant Consents.

“Related Party” has the meaning set forth in Section 2.13.

“Representative” means Shareholder Representative Services LLC as of the date hereof and any successor appointed pursuant to Section 7.10(a).

“Representative Amount” has the meaning set forth in Section 1.4(d)(2).

“Representative Expenses” has the meaning set forth in Section 7.10(d).

“Representative Fund” has the meaning set forth in Section 1.4(d)(2).

“Representative Losses” has the meaning set forth in Section 7.10(e).

“Representative’s Decision” has the meaning set forth in Section 7.10(b).

“Required Vote” has the meaning set forth in Section 2.3(b).

“Retention/Severance Payments” means the aggregate gross amount of any amount payable to any current or former Workers pursuant to any severance or retention agreement between the Company or any of its Subsidiaries and any current or former Worker, whether or not payable at the Closing, and the aggregate amount of any Liability of the Company and its Subsidiaries for the employer’s share of any employment Taxes (including employment taxes imposed under Section 3111 and 3301 of the Code) with respect thereto.

“Series B-1 Preferred” has the meaning set forth in Section 2.2(a).

“Series B-1 Preferred Liquidation Preference” means $1.00.

“Series B-2 Preferred” has the meaning set forth in Section 2.2(a).

“Series B-2 Preferred Liquidation Preference” means $4.92.

“Series B-3 Preferred” has the meaning set forth in Section 2.2(a).

“Series B-3 Preferred Liquidation Preference” means $4.84.

“Series C-1 Preferred” has the meaning set forth in Section 2.2(a).

“Series C-1 Preferred Liquidation Preference” means $4.105.

“Series C-2 Preferred” has the meaning set forth in Section 2.2(a).

“Series C-2 Preferred Liquidation Preference” means $4.105.

“Software” means computer software, applications, programs and databases in any form, including Internet web sites, web content and links, Source Code, object code, operating systems, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, development tools, library functions, compilers, and data formats, all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations.

“Source Code” means the human-readable form of a computer instruction, including related system documentation, applicable comments and procedural codes such as job control language and test system script, where such code is intended for compilation to intermediate and/or machine readable forms for execution.

“Specified Antitrust Authorities” shall mean the FTC and the Antitrust Division.

“Spreadsheet” has the meaning set forth in Section 4.9.

“Standard Outbound Contracts” shall mean End User Agreements and NDAs.

“Stockholder Actions” has the meaning set forth in Section 7.3(a)(3).

“Stockholders’ Consent” has the meaning set forth in the Recitals.

“Straddle Period” has the meaning set forth in Section 7.3(b).

“Subsequent Notice to Stockholders” has the meaning set forth in Section 4.7(c).

“Subsidiary” of any Person means any other Person (1) of which the first Person owns directly or indirectly 50 percent or more of the equity interest in the other Person or (2) of which (or in which) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50 percent of the equity interests of which) is directly or indirectly owned or Controlled by the first Person, by such Person with one or more of its Subsidiaries or by one or more of such Person’s other Subsidiaries or (3) in which the first Person has the contractual or other power to designate a majority of the board of directors or other governing body.

“Superior Proposal” means a fully-financed, bona fide, written, unsolicited Proposal to acquire all the Company Capital Stock that the Company Board determines, in good faith and after consultation with its outside counsel and financial advisors, by resolution duly adopted, (i) is reasonably capable of being completed in accordance with its terms and (ii) if consummated, would be more favorable to the Company Stockholders (in their capacity as stockholders) from a financial point of view than the Merger, taking into account any proposal or offer by Parent to amend the terms of this Agreement.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” has the meaning set forth in Section 2.10(a).

“Tax Authority” has the meaning set forth in Section 2.10(a).

“Tax Return” has the meaning set forth in Section 2.10(a).

“Termination Date” has the meaning set forth in Section 6.1(b).

“Third-Party Claim” has the meaning set forth in Section 7.9.

“Top Customer” has the meaning set forth in Section 2.19.

“Top Customer Contract” has the meaning set forth in Section 2.20(b).

“Trade Secrets” has the meaning set forth the definition of Intellectual Property.

“Trademarks” has the meaning set forth the definition of Intellectual Property.

“Transactions” means the transactions to be effected pursuant to this Agreement and the Related Agreements.

“Transaction Expenses” has the meaning set forth in Section 4.11(d).

“Used in” means incorporated, used or embedded in (either directly or indirectly), integrated or combined with, or required for.

“Vested Company RSU” has the meaning set forth in Section 1.6(b).

“Vested In-the-Money Option” has the meaning set forth in Section 1.6(a).

“WARN Act” has the meaning set forth in Section 2.12(j).

“Warrant Consent” has the meaning set forth in Section 1.6(f).

“Workers” has the meaning set forth in Section 2.12(e).

Section 8.2 Terms Generally; Interpretation. Except to the extent that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Subsection, Preamble, Exhibit, Schedule or Recitals, such reference is to an Article, Section or Subsection of, an Exhibit or Schedule or the Preamble or Recitals to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) the words “include,” “includes” or “including” (or similar terms) are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein,” “hereby,” “herewith” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) any gender-specific reference in this Agreement include all genders, and the meaning assigned to each term defined herein shall be equally applicable to both the singular and plural forms of such term and vice versa;

(f) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms;

(g) a reference to any legislation or to any provision of any legislation will include any modification, amendment or re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation;

(h) if any action is to be taken by any Party pursuant to this Agreement on a day that is not a Business Day, such action will be taken on the next Business Day following such day;

(i) references to a Person are also to its permitted successors and assigns;

(j) unless indicated otherwise, mathematical calculations contemplated hereby will be made to the maximum number of significant digits stored and used in calculations by Microsoft Excel, but payments will be rounded to the nearest whole cent, after aggregating all payments due to or owed by a Person;

(k) “ordinary course of business” (or similar terms) will be deemed followed by “consistent with past practice”;

(l) the parties have participated jointly in the negotiation and drafting hereof; if any ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision hereof; no prior draft of this Agreement nor any course of performance or course of dealing will be used in the interpretation or construction hereof;

(m) the contents of the Disclosure Schedule and the other Schedules form an integral part of this Agreement and any reference to “this Agreement” shall be deemed to include the Schedules;

(n) no parol evidence will be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernible from a reading of this Agreement without consideration of any extrinsic evidence;

(o) although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision will be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content);

(p) all references to currency and monetary values shall mean U.S. dollars unless otherwise specified;

(q) any reference to a specific date or time, unless otherwise specified, shall mean that date or time in the Eastern time zone; and

(r) the doctrine of election of remedies will not apply in constructing or interpreting the remedies provisions of this Agreement or the equitable power of a court considering this Agreement or the Transactions.

Section 8.3 Notices. All notices, deliveries and other communications pursuant to this Agreement will be in writing and will be deemed given if delivered personally, telecopied or delivered by globally recognized express delivery service to the Parties at the addresses or facsimile numbers set forth below or to such other address or facsimile number as the Party to whom notice is to be given may have furnished to the other Parties in writing in accordance herewith. Any such notice, delivery or communication will be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of telecopy, on the Business Day after the day that the Party giving notice receives electronic confirmation of receipt from the receiving telecopy machine, and (c) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed pursuant to the service’s systems.

(a)	if to Parent or Merger Sub:

BlackBerry Corporation

2200 University Avenue East

Waterloo, Ontario

Canada N2K 0A7

Attention: Chief Executive Officer and Legal Department

Facsimile: +1 (519) 888-7835 and +1 (519) 888-1975

Email: jmackey@blackberry.com, cdlang@blackberry.com and

demiller@blackberry.com

with a copy (which will not constitute notice) to:

Jones Day

1755 Embarcadero Rd.

Palo Alto, CA 94303

United States of America

Attention: Daniel R. Mitz and Stephen E. Gillette

Facsimile: +1 (650) 739-3900

(b)	if to the Company before the Effective Time to:

Good Technology Corporation

430 North Mary Avenue, Suite 200

Sunnyvale, CA 94085

Attention: President, Chief Executive Officer and Chairperson

Facsimile: +1 (408) 212-7505

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attention: Jon C. Avina and Michael S. Ringler

Facsimile: +1 (650) 493-6811

(c)	if to the Representative:

Shareholder Representative Services LLC

1614 15th Street, Suite 200

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

Facsimile No.: +1 (303) 623-0294

Telephone No.: +1 (303) 648-4085

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attention: Jon C. Avina and Michael S. Ringler

Facsimile: (650) 493-6811

Section 8.4 No Other Representations and Warranties.

(a) Each of Parent and Merger Sub acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company and its businesses and operations. In connection with Parent’s and Merger Sub’s investigation of the Company and its businesses and operations, Parent, Merger Sub and their respective Representatives have received from the Company or its Representatives certain projections and other forecasts for the Company and certain estimates, plans and budget information. Parent and Merger Sub acknowledge and agree that (i) there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets; (ii) Parent and Merger Sub are familiar with such uncertainties; and (iii) Parent and Merger Sub are taking full responsibility for making their own evaluations of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them or their Representatives.

(b) Parent acknowledges that the Company has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as set forth in this Agreement including the Disclosure Schedule (and any certificate delivered by the Company hereunder), and that it is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article 2 (and any certificate or Schedules delivered by the Company hereunder).

Section 8.5 Severability. If any term or provision of this Agreement or the application of any such term or provision to any Person or circumstance is held by final judgment of a court of competent jurisdiction or arbiter to be invalid, illegal or unenforceable in any situation in any jurisdiction, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect. If the final judgment of such court or arbitrator declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree to, as applicable, (a) reduce the scope, duration, area or applicability of the term or provision, (b) delete specific words or phrases, or (c) replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the original intention of the invalid, illegal or unenforceable term or provision.

Section 8.6 Entire Agreement. This Agreement, the Confidentiality Agreement, the Related Agreements and the documents, instruments and other agreements specifically referred to herein or therein or delivered pursuant hereto or thereto, including all exhibits and schedules hereto and thereto, constitute the entire agreement of the Parties with respect to the subject matter hereof and supersede any prior contracts between the Company, on the one hand, and Parent, on the other hand, with respect to the subject matter hereof, except for the Confidentiality Agreement, which will continue in full force and effect, and will survive any termination of this Agreement, in accordance with its terms.

Section 8.7 Assignment. Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned or delegated by any Party to this Agreement by operation of law or otherwise without the prior written consent of the other Parties, and any attempt to do so will be void, except that (a) Parent and Merger Sub may assign and delegate any or all of its rights, interests and obligations under this Agreement (1) before or after the Closing, to any of their Affiliates or for collateral security purposes to any lender providing financing to Parent or Merger Sub or its Affiliates and (2) after the Closing, to any Person, as long as any such Affiliate or Person agrees in writing to be bound by all of the terms of this Agreement, but no such assignment or delegation will relieve Parent of its obligations under this Agreement if such assignee does not perform such obligations and (b) the rights and obligations of the Representative may be assigned and delegated pursuant to Section 7.10(a).

Section 8.8 No Third-Party Beneficiaries. Except as provided in Article 7 and Section 4.18, this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein, express or implied, is intended to or will confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.9 Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any law or principle the application of which would result in the application of the law of any other jurisdiction.

Section 8.10 Dispute Resolution and Venue. From and after the Closing, any dispute, claim or controversy arising out of or relating to this Agreement or the Related Agreements or the breach, termination, enforcement, interpretation or validity hereof or thereof, including any request for specific performance, claim based on contract, tort, statute or constitution or the determination of the scope or applicability of this agreement to arbitrate, shall be finally settled through binding arbitration in the Southern District of New York before a single arbitrator acceptable to both Parent and the Company and, following the Closing, the Representative under the JAMS Comprehensive Arbitration Rules and Procedures, except (1) with respect to any claim arising out of or based upon fraud, intentional misrepresentation or willful breach of covenant, for which a Party may pursue remedy in any court of competent jurisdiction or by arbitration as provided for in this Section 8.10 and (2) as provided in Section 7.8(a). Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction.

(a) The arbitrator will have the power to order hearings and meetings to be held in such place or places as he or she deems in the interests of reducing the total cost to the parties of the arbitration. The arbitration proceedings will be conducted in English.

(b) The arbitrator will have the power to order any remedy, including monetary damages, specific performance and all other forms of legal and equitable relief, except that the arbitrator will not have the power to order punitive damages. The arbitrator may hear and rule on dispositive motions as part of the arbitration proceeding (e.g., motions for summary disposition).

(c) The arbitrator will have the power to continue the Escrow Fund, any hearing or meeting date or the rendering of any award until the amount of an estimated or anticipated damages set forth in a Claims Notice is finally determined.

(d) Each party to the arbitration will be entitled to the timely production by the other parties to the arbitration of relevant, non-privileged documents or copies thereof. If the parties are unable to agree on the scope and/or timing of such document production, the arbitrator will have the power, upon application of any party to the arbitration, to make all appropriate orders for the production of documents by any party to the arbitration or to authorize a party to the arbitration to seek the discovery of documents from Persons that are not parties to the arbitration.

(e) Before the arbitrator establishes the facts of the case, each party to the arbitration will be entitled to conduct depositions to provide non-privileged testimony that is relevant to the controversies, claims or disputes at issue. If the parties to the arbitration are unable to agree on the propriety, scope, number or timing of the deposition or depositions, the arbitrator, upon the application of any party to the arbitration, may make all appropriate orders in connection with the proposed deposition or depositions.

(f) The arbitrator may appoint expert witnesses only with the consent of all of the parties to the arbitration.

(g) The arbitrator’s fees and the administrative expenses of the arbitration will be paid equally by the parties thereto. Each party to the arbitration will pay its own costs and expenses (including attorney’s fees) in connection with the arbitration.

(h) The award rendered by the arbitrator will be executory, final and binding on the parties to the arbitration. The award rendered by the arbitrator may be entered into any court having jurisdiction, or application may be made to such court for judicial acceptance of the award and an order of enforcement, as the case may be. Such court proceeding will disclose only the minimum amount of information concerning the arbitration as is required to obtain such acceptance or order.

(i) Except as required by Law, no Party may disclose the existence, contents or results of an arbitration brought in accordance with this Agreement, or the documents presented and evidence produced by its opposing Parties, or any analyses or summaries derived from such evidence. To the extent permitted by Law, the arbitration shall be considered and treated by the Parties as a confidential proceeding.

(j) The Parties agree this Agreement does not preclude any Party from (i) seeking provisional remedies in aid of arbitration, including specific performance or other equitable remedies, from any court of competent jurisdiction or (ii) seeking judicial remedies for any matter not required to be resolved by arbitration hereunder in the United States District Court for the Southern District of New York. Each of the Parties will submit itself to the personal jurisdiction of the courts described in the first sentence of this subparagraph, will not attempt to deny or defeat such personal jurisdiction by motion or other application, will not bring any Action relating to this Agreement or any of the Transactions in any other court and will not assert as a defense that such Action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or the Related Agreements may not be enforced in or by such courts.

(k) Mailing of process or other papers in the manner provided in Section 8.3 in connection with any Action under this Agreement or in such other manner as may be permitted by Law will be valid and sufficient service thereof, and each Party irrevocably waives any defenses it may have to service in such manner.

Section 8.11 Counterparts. This Agreement may be executed in one or more counterparts each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or by electronic delivery in Adobe Portable Document Format or other electronic format based on common standards will be effective as delivery of a manually executed counterpart of this Agreement.

[Signature page follows]

Parent, Merger Sub, the Company and the Representative have caused this Agreement to be executed by their respective officers thereunto duly authorized, and the Representative has executed this Agreement, in each case as of the date first written above.

BLACKBERRY CORPORATION

By:	/s/ James Yersh
Name: James Yersh
Title: President

GREENBRIER MERGER CORP.

By:	/s/ James Yersh
Name: James Yersh
Title: Director

GOOD TECHNOLOGY CORPORATION

By:	/s/ Christy Wyatt
Name: Christy Wyatt
Title: Chairman and Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Representative

By:	/s/ Sam Riffe
Name: Sam Riffe
Title: Executive Director

Exhibit A

FORM OF WRITTEN CONSENT

ACTION BY WRITTEN CONSENT

OF

THE STOCKHOLDERS

OF

GOOD TECHNOLOGY CORPORATION

The undersigned holders of the outstanding shares of capital stock of Good Technology Corporation, a Delaware corporation (the “COMPANY”), constituting not less than the holders of (i) at least a majority of the Company Preferred Stock, voting together as a single class on an as-converted basis, (ii) at least a majority of the Company Common Stock (including the holders of Company Preferred Stock voting on an as-converted basis) voting together as a single class, do hereby consent that the following actions be taken without a meeting and without prior notice as authorized by the Bylaws of the Company and Section 228 of the Delaware General Corporation Law (“DGCL”). Capitalized terms used and not herein defined shall have the meaning as set forth in the Merger Agreement (defined below).

ADOPTION OF THE MERGER AGREEMENT

WHEREAS, the Independent Transaction Committee has unanimously recommended to the board of directors of the Company (the “BOARD”), and the Board has unanimously determined that it is advisable and in the best interests of the Company, its stockholders, and the holders of the Company Common Stock that the Company enter into and consummate a transaction pursuant to which BlackBerry Corporation (“PARENT”) would acquire the Company pursuant to that certain Agreement and Plan of Merger, dated as of [date] which is attached hereto as Exhibit A (as it may be amended or supplemented and including certain exhibits attached thereto and contemplated thereby, the “MERGER AGREEMENT”), by and among Parent, Greenbrier Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“MERGER SUB”), the Company and Shareholder Representative Services LLC, the stockholders’ representative for the Company (“REPRESENTATIVE”), pursuant to which Merger Sub will merge with and into the Company, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “SURVIVING CORPORATION”) and a wholly owned Subsidiary of Parent (the “MERGER”), and the Board received an opinion from an independent financial advisor with respect to the fairness of such transaction.

WHEREAS, the Merger will be consummated by filing a certificate of merger (“CERTIFICATE OF MERGER”) with the Secretary of State of the State of Delaware.

WHEREAS, the Board has unanimously: (i) determined that the Merger Agreement and the terms and conditions of the Merger and the Transactions, including, for the avoidance of doubt, the allocation of the merger consideration (which is an “Alternative Allocation” as defined under the Company’s Certificate of Incorporation, as amended) and funds released (if any) to the Indemnitors from the Escrow Account after the expiration of the Indemnification Period, are advisable and in the best interests of the Company, its stockholders, and the holders of the Company Common Stock, (ii) approved the Merger Agreement, the Merger and the other Transactions in accordance with the provisions of Delaware Law, (iii) directed that the Merger Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval by written consent, and (iv) recommended that the stockholders of the Company adopt the Merger Agreement.

WHEREAS, certain members of the Board have (or may be deemed to have) a financial interest in the Merger as a result of their affiliations with certain stockholders, including: (i) Christy Wyatt, the Company’s Chairman and Chief Executive Officer, who may receive a retention bonus in connection with the Merger and may enter into an employment relationship with Parent in connection with the Merger; (ii) Bandel Carano, who is affiliated with Oak Investment Partners, a significant preferred stockholder of the Company; (iii) Barry Schuler, who is affiliated with Draper Fisher Jurvetson, a significant preferred stockholder of the Company; (iv) Christopher Varelas, who is affiliated with Riverwood Capital; a significant preferred stockholder of the Company; (v) John H.N. Fisher, who is affiliated with Draper Fisher Jurvetson, a significant preferred stockholder of the Company; (vi) Tom Unterman, who is affiliated with Rustic Canyon, a significant preferred stockholder of the Company; and (vii) Russell Planitzer, who is affiliated with Lazard Technology Partners, a significant preferred stockholder of the Company.

NOW THEREFORE BE IT RESOLVED: that the material facts as to the interested directors’ relationships and financial interests in the Merger and involvement with the transactions described herein have been disclosed and are known to the entire Board, which has had an adequate opportunity to ask questions regarding, and investigate the nature of, such involvement and interests, and the stockholders of the Company.

RESOLVED FURTHER: that the Board has approved the Merger Agreement and declared its advisability and determined that entry into the Merger Agreement is in the best interests of the Company, its stockholders, and the holders of the Company Common Stock.

RESOLVED FURTHER: that, , (i) the Merger Agreement (including all exhibits and schedules thereto) is hereby adopted and approved in all respects, and the terms of the Merger as set forth in the Merger Agreement, including but not limited to the allocation of the merger consideration, including to whatever extent that such allocation is an “Alternative Allocation” as defined in the Certificate of Incorporation of the Company, as amended, and funds released (if any) to the Indemnitors from the Escrow Account after the expiration of the Indemnification Period and filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (ii) all other transactions contemplated in the Merger Agreement, including without limitation the funding of the Escrow Fund, the Representative Fund and the indemnification obligations of the Company’s stockholders as set forth therein, are hereby adopted and approved in all respects.

RESOLVED FURTHER: that the officers of the Company be, and each of them hereby is, authorized and directed in the name and on behalf of the Company to execute and deliver, and to cause the Company to perform its obligations under, all other agreements, certificates, instruments, undertakings, schedules, reports or other documents, and any amendments or supplements thereto as may be necessary or desirable to effect the transactions contemplated by the Merger Agreement.

RESOLVED FURTHER: that the acts of the officers of the Company in negotiating and preparing the execution and delivery of the Merger Agreement and the Escrow Agreement and all related documents, and all matters related or incident thereto, be, and they hereby are, ratified, confirmed and approved in all respects.

WAIVER OF APPRAISAL RIGHTS

WHEREAS, the Company has informed the undersigned stockholder that such stockholder has appraisal rights with respect to the Merger as provided under Section 262 of the DGCL, a copy of which is attached hereto as Exhibit B and each of the undersigned stockholders acknowledges that such stockholder is aware of such stockholder’s rights to appraisal in connection with the Merger under Section 262 of the DGCL;

2

WHEREAS, the Company has also informed the undersigned stockholder that by consenting to the adoption of the Merger Agreement pursuant to this Consent of Stockholders the undersigned will lose their appraisal rights under Section 262 of the DGCL;

WHEREAS, the undersigned stockholder is a party to the Stockholders Agreements (as defined below), pursuant to which it agreed to not exercise appraisal rights in certain circumstances set forth in such Stockholders Agreements.

NOW THEREFORE BE IT RESOLVED: that the undersigned stockholder, with respect only to himself, herself or itself, hereby irrevocably waives appraisal rights under Section 262 of the DGCL in connection with the Merger.

WAIVER OF NOTICE; TERMINATION OF STOCKHOLDER AGREEMENTS

WHEREAS, certain of the undersigned are parties to (i) Amended and Restated Investors Rights’ Agreement, dated May 3, 2014 by and among the Company and the Investors listed on Schedule A thereto (the “IRA”), (ii) Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of September 19, 2006 and amended as of May 22, 2009 (the “RIGHT OF CO-SALE AGREEMENT”) and (iii) Amended and Restated Voting Agreement, dated September 19, 2006, by and between the Company and the other parties thereto, as amended (the “VOTING AGREEMENT”).

WHEREAS, in connection with the Merger, the undersigned stockholders deem it to be in the best interest of the Company to terminate the IRA and Right of Co-Sale Agreement effective as of the Effective Time and to terminate Section 2 (Board Size), Section 3 (Election of Directors), Section 4 (Board Observation Rights), and Section 5 (Removal) of the Voting Agreement.

NOW THEREFORE BE IT RESOLVED: that, to the extent applicable, any rights to notice and consent that the undersigned may have in connection with any of the transactions contemplated by the Merger Agreement under the Certificate of Incorporation, the DGCL or any agreement between the undersigned and the Company, including the IRA, Right of Co-Sale Agreement and the Voting Agreement, are hereby waived.

RESOLVED FURTHER: that the undersigned hereby consents to the termination of the IRA, Right of Co-Sale Agreement and Section 2 (Board Size), Section 3 (Election of Directors), Section 4 (Board Observation Rights), and Section 5 (Removal) of the Voting Agreement, contingent upon and effective as of immediately prior to the Effective Time.

APPOINTMENT OF REPRESENTATIVE

RESOLVED, that the appointment of Shareholder Representative Services LLC as the Representative to act on behalf of the Company’s stockholders in accordance with the terms and provisions of the Merger Agreement be, and hereby is, approved.

RESOLVED FURTHER, that the Representative is authorized to execute and deliver all documents and to take all actions which it deems necessary or advisable to effect its duties pursuant to the Merger Agreement.

RESOLVED FURTHER, that the obligation of the Company’s stockholders to indemnify the Representative and hold the Representative harmless against any loss, liability or expense incurred by the Representative, without [gross negligence or willful misconduct] on the part of the Representative and arising out of or in connection with the acceptance or administration of his duties as the Representative be, and they hereby are, ratified and approved in all respects.

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ADDITIONAL AGREEMENTS AND ACKNOWLEDGMENTS

Each undersigned stockholder understands, agrees to and acknowledges the following:

A.	Such undersigned stockholder has had the opportunity to ask representatives of the Company questions with regard to all the resolutions, agreements, consents and other provisions in this Action by Written Consent and that all such questions have been answered fully and to the satisfaction of such undersigned stockholder.

B.	Such undersigned stockholder has had a reasonable time and opportunity to consult with such undersigned stockholder’s financial, legal, tax and other advisors, if desired, before signing this Action by Written Consent.

C.	Such undersigned stockholder has received and reviewed and understands the terms of the Merger Agreement and all schedules and exhibits thereto.

D.	Parent and Merger Sub will be relying on such undersigned stockholder’s execution and delivery to the Company of this Action by Written Consent, and such undersigned stockholder’s agreement to be bound by the terms hereof, in determining whether to proceed to consummate the Merger.

E.	Upon undersigned stockholder’s receipt of all merger consideration to be paid to it, him or her pursuant to the Merger Agreement and Parent’s deposit of all sums required to be deposited pursuant to the Merger Agreement and Escrow Agreement, such undersigned hereby irrevocably and unconditionally releases Parent, Merger Sub, the surviving corporation and the respective affiliates from past, present and future disputes, claims, controversies, demands, rights, obligations, liabilities, actions, and causes of action relating to consideration for the Merger, other than the consideration contemplated by Sections 1.4 and 1.6 of the Merger Agreement.

GENERAL RESOLUTIONS; IRREVOCABILITY; EFFECTIVENESS

RESOLVED: that any and all acts, transactions, agreements or certificates previously signed on behalf of the officers of the Company in furtherance of the foregoing be, and they hereby are, in all respects approved and ratified as the true acts and deeds of the Company with the same force and effect as if such act, transaction, agreement or certificate had been specifically authorized in advance by resolution of the Company’s stockholders, and that the proper officer of the Company did execute the same.

RESOLVED FURTHER: that the appropriate officers of the Company be, and each of them hereby is, authorized and directed in the name and on behalf of the Company to execute and deliver any and all agreements, instruments, documents and certificates and to take any and all actions which they or any one of them may deem necessary, appropriate or desirable in connection with or in furtherance of the actions contemplated by the foregoing resolutions, and that the execution and delivery of such agreements, instruments, documents and certificates and the taking of such actions, by such officer or officers shall be conclusive evidence of his determination and the approval of the stockholders of the Company.

RESOLVED FURTHER: that, upon attaining the requisite approval for actions taken herein, this Action by Written Consent of Stockholders shall be irrevocable.

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RESOLVED FURTHER: that this Action by Written Consent of Stockholders shall be effective and binding on all stockholders of the Company upon its execution by the holders of shares specified in the Preamble to this Action by Written Consent of Stockholders.

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This action by written consent shall be effective as of the date the Company receives the requisite consent specified in the Preamble to this Action by Written Consent of Stockholders. By executing this action by written consent, each undersigned stockholder is giving written consent with respect to all shares of the Company’s capital stock held by such stockholder in favor of the above resolutions. This action by written consent may be executed in any number of counterparts, each of which shall constitute an original and all of which together shall constitute one action. Any copy, facsimile or other reliable reproduction of this action by written consent may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction is a complete reproduction of the entire original writing. This action by written consent shall be filed with the minutes of the proceedings of the stockholders of the Company.

STOCKHOLDER:

(PRINT NAME OF COMPANY STOCKHOLDER)

[Include the following information for stockholders which are entities, if appropriate]

By:
Its:

By:
Its:

By:
Name:
Title:

Date of signature

[Signature Page to Stockholder Consent]

EXHIBIT A

MERGER AGREEMENT

EXHIBIT B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

EXHIBIT B

FORM OF JOINDER AGREEMENT

This Joinder Agreement (this “Agreement”) is entered into as of [•], 2015 by and among BlackBerry Corporation, a Delaware corporation (the “Parent”), Good Technology Corporation, a Delaware corporation (the “Company”), and [•], an equityholder of the Company (“you”). Capitalized terms used and not defined herein have the meanings given them in the Agreement and Plan of Merger dated as of [•], 2015 (the “Merger Agreement”) by and among Parent, the Company, Greenbrier Merger Corp. (“Merger Sub”) and [•], the “Representative.”

Background

Under the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), and the Company will continue as the surviving corporation upon the consummation of the Merger.

You own capital stock, vested options with an exercise price less than the per share Merger consideration, or other stock-based equity awards that are in-the-money (“Participating Equity Awards”), warrants with an exercise price less than the per share Merger consideration (“In-the-Money Warrants”) or other rights to acquire capital stock of the Company (“Company Capital Stock”) that will be cancelled upon the Closing in exchange for your right to receive a pro rata portion of the Merger consideration.

You are willing to enter into this Agreement in consideration for the amount you are entitled to receive under the terms of the Merger Agreement.

You have made an independent and informed decision that the transactions and other undertakings provided for in this Agreement are in your best interests.

In consideration of the consideration to be paid to you for your Company Capital Stock, Participating Equity Awards, or In-the-Money Warrants, as applicable, and your other rights under the Merger Agreement and the representations, warranties and covenants set forth in this Agreement and the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, the Company and you agree as follows:

1. Effectiveness of Agreement. Sections 2 and 3 of this Agreement will be effective as of, and subject to the occurrence of, the Effective Time of the Merger. The other Sections of this Agreement will be effective as of the date set forth in the preamble of this Agreement.

2. Your Obligations under the Merger Agreement. You agree as follows:

(a) You are a holder of Company Capital Stock, Participating Equity Awards and/or warrants to acquire Company Capital Stock under the Merger Agreement (an “Equityholder”),

(b) You are bound by the indemnification obligations set forth in the Merger Agreement,

(c) You are bound by the escrow arrangements set forth in the Merger Agreement and the Escrow Agreement attached thereto,

(d) You appoint the Representative as your attorney-in-fact with the powers and authority as set forth in Section 7.10 of the Merger Agreement, which power of attorney is coupled with an interest, may be delegated by the Representative and shall survive your death or incapacity, and you are bound by the arrangements regarding the Representative set forth in Section 7.10 of the Merger Agreement (including your indemnification obligations),

(e) You are and will be bound by all acts of the Representative within the scope of Section 7.10 of the Merger Agreement, and

(f) You agree with the Merger consideration payment calculations set forth in the Merger Agreement.

3. Release.

(a) Release of Claims. You, on behalf of yourself and your predecessors, successors, assigns, heirs, executors, legatees, administrators, beneficiaries, representatives and agents (the “Releasing Parties”), fully, finally and irrevocably release, acquit and forever discharge Parent, the Company, each of the respective Affiliates, predecessors, successors and assigns of Parent and the Company, and the beneficiaries, heirs, executors and insurers of any of them (collectively, the “Released Parties”) from any and all commitments (including any right to acquire or receive shares of capital stock or other equity interests of the Company other than upon exercise of Participating Equity Awards, options or warrants to purchase Company Capital Stock set forth on Schedule I attached hereto before the Closing Date), actions, charges, complaints, promises, agreements, controversies, debts, claims, counterclaims, suits, causes of action, damages, demands, liabilities, obligations, costs and expenses of every kind and nature whatsoever, whether arising from any express, implied, oral or written contract or agreement or otherwise, known or unknown, past, present or future, at law or in equity, contingent or otherwise (collectively, a “Potential Claim”), that such Releasing Parties, or any of them, had, has or may have in the future against the Released Parties, or any of them, for any matter, cause or thing relating to the Company and any of its subsidiaries, officers, or directors occurring at any time at or prior to the Effective Time (the “Released Matters”), except that the Released Matters do not include, and nothing in this Agreement will affect or be construed as a waiver or release by the Releasing Parties of, any Potential Claim by such Releasing Parties arising from or relating to: (1) salary, reimbursement for expenses, bonuses (including retention bonuses), change of control or severance payments, or other compensation or employment benefits earned or accrued by or for the benefit of such Releasing Parties prior to the Effective Time in respect of services performed by you as a Worker prior to the Closing (except that the exception in this clause will not include any Potential Claim relating to the right to acquire any capital stock, other equity interest or right to acquire any capital stock, other equity interest of the Company not already held or owned as of the Closing), (2) any rights or benefits available to any Releasing Party under the Merger Agreement (including the right to receive payment of the per share consideration for the Company Capital Stock beneficially owned by you as of immediately before the Closing and listed on the signature page to this Agreement, in each case on and subject to the terms and conditions set forth in the Agreement), the Escrow Agreement or any agreement entered into by the Releasing Parties in connection with the transactions contemplated by the Merger Agreement, (3) any rights that you may have to indemnification by the Company or its successors or any rights that you may have under any director and officer liability policy, (4) your rights under any offer letter, employment agreement or retention agreement between you and any of the Company, Parent, or any of their Subsidiaries that by their terms expressly survive the Closing, or (5) claims that cannot be released as a matter of Law.

(b) Covenant Not to Sue. You irrevocably covenant to refrain from and, if you control any of the Releasing Parties, to cause such Releasing Parties to refrain from, directly or indirectly asserting any Potential Claim, or commencing, instituting or causing to be commenced, any Action of any kind against any of the Released Parties, in any forum whatsoever (including any administrative agency), with respect to any of the Released Matters, except that nothing in this Agreement will be construed as prohibiting you from filing a charge or complaint with, or participating in an investigation or proceeding conducted by, the Equal Employment Opportunity Commission.

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(c) Release Does Not Constitute Any Admission. You acknowledge and agree that neither this Section 3 nor the furnishing of the consideration for the release given under this Section 3 will be deemed or construed at any time to be an admission by any Released Party of any improper or unlawful conduct.

(d) Basis of Defense; Attorney Fees. This Section 3 may be pleaded by the Released Parties as a full and complete defense and may be used as the basis for any injunction against any Action instituted or maintained against them in violation of this Section 3. You waive any requirement of the posting of any bond in connection with such injunction. If any Potential Claim is brought or maintained by you or any Releasing Party against the Released Parties in violation of this Section 3, you will be responsible for all costs and expenses, including reasonable attorneys’ fees, incurred by the Released Parties in defending the same.

(e) Waiver of Unknown Claims. You, on behalf of yourself and the other Releasing Parties, hereby expressly waive any rights you may have under any Law that provides that a general release does not or may not extend to claims which the releasor does not know or suspect to exist in the releasor’s favor at the time of executing the release. You acknowledge that the inclusion of such unknown Potential Claims herein was separately bargained for and was a key element of the release set forth in this Section 3. You acknowledge, and the other Releasing Parties will be deemed to have acknowledged, that you or they may hereafter discover facts which are different from or in addition to those that they may now know or believe to be true with respect to any and all Potential Claims released under this Agreement and agree that all such unknown Potential Claims are nonetheless released and that this Agreement will be and remain effective in all respects even if such different or additional facts are subsequently discovered. With respect to any and all Potential Claims for any Released Matter, you expressly waive, and the other Releasing Parties are deemed to have expressly waived, any and all provisions, rights and benefits conferred by Cal. Civ. Code § 1542 or any law of any state or territory of the United States, or principle of common law, that is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

(f) You agree that the rights and remedies for noncompliance with this Section 3 will include having such provision specifically enforced by any court having jurisdiction, as provided in Section 8.10 of the Merger Agreement and Section 12(b) hereof.

(g) Notwithstanding anything to the contrary in this Section 3, if the Merger Agreement is terminated prior to the Closing, this Section 3 will be null and void and of no further force and effect.

4. Consents and Waivers Related to the Merger.

(a) Adoption of Merger Agreement. If you hold Company Common Stock or Company Preferred Stock, you hereby irrevocably consent as to all your Company Capital Stock to adopt the Merger Agreement, including the Escrow Agreement and approve the Merger.

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(b) Dissenters’ Rights. You hereby unconditionally and irrevocably agree not to assert any appraisal, dissenters’ rights or similar rights in connection with the Merger and the transactions contemplated by the Merger Agreement under any Law.

(c) Waiver of Notice Periods. You hereby unconditionally and irrevocably waive any and all notice with respect to the Merger and the other transactions contemplated by the Merger Agreement to which you may be entitled pursuant to the Company’s certificate of incorporation or any agreements among the Company and any or all of the Company’s shareholders (including you).

(d) Cancellation of Participating Equity Awards and In-the-Money Warrants. If you hold an outstanding Participating Equity Award or In-the-Money Warrant as of immediately prior to the Closing, then you agree that at the Closing such Participating Equity Award or In-the-Money Warrant will be cancelled, will no longer be exercisable for Company Capital Stock, and will represent only the right to receive the portion of the Merger Consideration, if any, attributable to the canceled Participating Equity Award or In-the-Money Warrant.

5. Representations and Warranties by You. You represent and warrant to Parent and the Company as follows:

(a) Organization; Power and Authorization. You, if you are an entity, are validly existing and in good standing under the laws of the state of its formation. You, if you are an individual, are of legal age to execute and perform this Agreement and each of the Related Agreements to which you are a party and are legally competent to do so. You, if you are married or part of a civil union in a jurisdiction that applies community property Laws or similar principles, have delivered to Parent the written consent of your spouse or partner to your execution and performance of this Agreement and each of the Related Agreements to which you are a party. You, if you are an entity, have the requisite power and authority necessary to enter into, deliver and perform its obligations pursuant to this Agreement and each of the Related Agreements to which you are a party. If you are a corporation or limited liability company, your execution, delivery and performance of this Agreement and each of the Related Agreements to which you are a party has been duly authorized by all requisite entity action of you or your governing body or owners, as applicable. If you are a limited partnership, your execution, delivery and performance of this Agreement and each of the Related Agreements to which you are a party has been duly authorized by all requisite action of your general partner, and the general partner has the requisite power and authority necessary to enter into, deliver and perform your obligations pursuant to this Agreement and each of the Related Agreements to which you are a party. If you are a trust, your trustee’s execution, delivery and performance of this Agreement and each of the Related Agreements to which you are a party has been duly authorized by all requisite action of the trustee, and the trustee has the requisite power and authority necessary to enter into, deliver and perform your obligations pursuant to this Agreement and each of the Related Agreements to which you are a party. No other action on the part of you or any other Person is necessary to authorize the execution, delivery and performance of this Agreement and each other Related Agreement by you and the consummation by you of the transactions contemplated hereby and thereby. This Agreement and each other Related Agreement to which you are a party have been duly authorized, executed and delivered by you and constitute legal, valid and binding agreements of you, enforceable against you in accordance with their terms.

(b) Ownership of Company Capital Stock, Participating Equity Awards and In-the-Money Warrants.

(i) You are the sole holder of record, and own beneficially, all of the issued and outstanding Company Capital Stock, In-the-Money Warrants, and Participating Equity Awards that are set forth on the signature page to this Agreement. You do not own, beneficially or legally, Company Capital Stock, In-the-Money Warrants, or Participating Equity Awards other than the Company Capital Stock, In-the-Money Warrants, or Participating Equity Awards listed on the signature page to this Agreement.

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(ii) You are not the subject of any bankruptcy, reorganization or similar proceeding. Except for this Agreement, there are no outstanding contracts between you and any other Person with respect to the acquisition, disposition, transfer, registration or voting of or any other matters in any way pertaining or relating to, or any other restrictions on any Company Capital Stock, Company Warrants, Company Options, Company Restricted Stock, Company RSUs or stock-based awards held by you. Except in accordance with any Company Capital Stock, Company Warrants, Company Options, Company Restricted Stock, Company RSUs or stock-based awards listed on the signature page to this Agreement, you have no right to receive or acquire any Company Capital Stock of the Company.

(c) Non-contravention. Neither the execution and delivery by you of this Agreement and the Related Agreements to which you are a party, nor the consummation of the transactions contemplated hereby and thereby, will (1) result in a violation or breach of any provision of your organizational documents; (2) result in a violation or breach of any provision of any Law or Order applicable to you; or (3) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of your obligations under any contract to which you are a party, except as would not impair or impede your performance of any of your obligations under this Agreement.

(d) Absence of Claims. You do not have any claim against the Company or any other Equityholder nor, to your knowledge, does there exist any basis for a future claim against the Company for any reason, whether contingent or unconditional, fixed or variable, under any contract or on any other legal basis whatsoever.

(e) Consents. No notice to, declaration or filing with, or authorization, registration, Permit, Order, consent or approval of any Governmental Authority is necessary for the execution, delivery or performance of this Agreement or any Related Agreement to which you are a party, or the consummation of the transactions contemplated hereby or thereby, by you.

(f) Litigation. There is no Order of any nature pending, or to the knowledge of you, threatened, against you or your properties or assets (tangible or intangible), or before any Governmental Authority, in each case that relates in any way to this Agreement, any Related Agreement, or any of the transactions contemplated hereby or thereby.

(g) Brokers. Except for any obligations of the Company, no Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from you in connection with this Agreement or any Related Agreements, or any of the transactions contemplated hereby or thereby.

(h) Tax Consequences. You have reviewed with your tax and other advisors the federal, state, and local tax consequences of the Merger and the other transactions contemplated by the Merger Agreement and the Related Agreements. You are relying solely on such advisors and not on any statements or representations of the Company or Parent or any of its agents with respect to the tax consequences to you of the Merger. You understand that you (and not Parent or the Company) will be responsible for your tax liability that may arise as a result of the Merger and the other transactions contemplated by this Agreement and the Related Agreements.

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(i) Released Matters. You have made no assignment or transfer of any of the Potential Claims for any Released Matter.

(j) Opportunity to Review. You have reviewed the Merger Agreement and the Escrow Agreement attached as Annex A hereto. You have had reasonable time and opportunity to consult with you financial, legal, and other advisors, if desired, before signing this Agreement. You have taken as much of this time as necessary to consider whether to enter into this Agreement and have chosen to enter into this Agreement freely, knowingly and voluntarily. You have had an opportunity to ask representatives of the Company questions regarding this Agreement and the Merger, and all such questions have been answered fully and to your satisfaction. You understand that you must rely solely on your advisors and not on any statements or representations made by Parent, the Company, the Representative or any of their Affiliates.

6. Public Announcements. You will not, and will cause your respective stockholders, members, partners and Affiliates not to, issue or cause the publication of any press release or other disclosure with respect to this Agreement or the transactions contemplated hereby or the other Related Agreements without prior approval of Parent, except (a) as required by applicable Law (based upon the reasonable advice of counsel), (b) to your representatives in connection with your obtaining Tax or other professional advice from your representative, (c) if you are an entity, to your representatives that are officers and directors, or (d) if you are a venture capital fund, to your partners, subject to a duty of confidentiality, such disclosure to be limited to the results of such partners’ investment in the Company and such other information as is required to be disclosed by such partner pursuant to its partnership agreement, limited liability company agreement or comparable organizational agreement. In addition, Parent will not, and will cause its stockholders and representatives not to, issue or cause the publication of any press release or other disclosure with respect to the Merger Agreement or this Agreement or the transactions contemplated thereby or hereby or the other Related Agreements that mentions you without your prior approval. The obligations in this Section 6 will survive, and remain in full force and effect after, the Closing.

7. No Solicitation of Other Bids.

(a) You will not, and will not authorize or permit any Affiliates or representatives of you or the Company to, directly or indirectly, (i) solicit, initiate, facilitate, seek, entertain, support or encourage any inquiry, proposal or offer in respect of an Acquisition Proposal; (ii) enter into, participate in or continue any discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal, or (iv) provide any information to any Person (other than Parent) in respect of an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” will mean any inquiry, proposal or offer from any Person (other than Parent or any of its Affiliates) concerning any transaction involving (1) the sale, license, disposition or acquisition of all or a substantial portion of the business or assets of the Company or any of its Subsidiaries; (2) the issuance, disposition or acquisition of (A) any shares or other equity security of the Company or any of its Subsidiaries (other than shares in the capital of the Company issued to employees of the Company or any of its Subsidiaries upon exercise of Options in routine transactions in accordance with the Company’s past practices), (B) any option or other right (whether or not immediately exercisable) to acquire any shares or other equity security of the Company or any of its Subsidiaries, or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any equity security of the Company or any of its Subsidiaries; or (3) any merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization or similar transaction involving the Company.

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(b) You agree that the rights and remedies for noncompliance with this Section 7 will include having such provision specifically enforced by any court having jurisdiction, as provided in Section 8.9 of the Merger Agreement and Section 12(b) hereof, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to Parent and that money damages would not provide an adequate remedy to Parent.

8. Your Other Acknowledgments.

(a) You acknowledge and agree as follows:

(i) your right to a portion of the Merger Consideration is sufficient consideration for every promise, duty, release, obligation and agreement of you that is contained in or contemplated by this Agreement,

(ii) this Agreement is intended to be a material inducement for Parent to effect the transactions contemplated by the Merger Agreement,

(iii) Parent and the Company will be relying on your execution and delivery of this Agreement and your agreement to be bound by the terms of this Agreement in determining whether to complete the transactions contemplated by the Merger Agreement,

(iv) Parent and the Surviving Corporation may incur significant losses and damages if those acknowledgements, representations, warranties and covenants are inaccurate or are breached, and

(b) Your receipt of the Merger Consideration that is payable in accordance with the Merger Agreement in respect of any Company Capital Stock, In-the-Money Warrants, or Participating Equity Awards that you own represents settlement in full of all obligations owned to you by Parent, Merger Sub, the Company and the Surviving Corporation with respect to such Company Capital Stock, In-the-Money Warrants, or Participating Equity Awards, as applicable.

9. Your Other Promises. You covenant and agree:

(a) Not to (1) cause or permit the sale, pledge, encumbrance, grant of an option with respect to, transfer or disposition of any Company Capital Stock, Company Warrants or Participating Equity Awards that you own or acquire, (2) enter into any voting agreement with respect to any Company Capital Stock, (3) deposit any Company Capital Stock, Company Options or Company Warrants into a voting trust, (4) grant any proxy with respect to any Company Capital Stock, or (5) enter into an agreement or commitment to do anything described in clauses (1), (2), (3) or (4);

(b) To give all required notices, consents or waivers that are required for the consummation of the Merger under the terms of any contract to which you are party or pursuant to any rights you may have; and

(c) That this Agreement will apply to any Company Capital Stock, Company Warrants, Company Options, Company Restricted Stock, Company RSUs or stock-based awards that you acquire after the date hereof.

10. Assignment. You may not assign or delegate this Agreement or any right, interest or obligation of you under this Agreement by operation of Law or otherwise without the prior written approval of Parent and the Company, and any attempted or purported assignment without such approval will be void and of no effect, except for estate planning purposes to a trust or other entity that is controlled by you and agrees to be bound by the terms of this Agreement.

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11. Spousal Consent. If you are married and (a) are a resident of Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, or Wisconsin, or (b) are a party to a community property agreement or arrangement with your spouse, he or she has delivered with this Agreement a Spousal Consent in the form attached hereto as Annex B hereto (the “Spousal Consent”), executed by your spouse. Your spouse is competent to execute and deliver the Spousal Consent.

12. Procedures; Specific Performance.

(a) Notwithstanding anything else to the contrary set forth herein, the treatment of any and all claims under this Agreement shall be completely subject to the processes, rights, obligations and limitations of the indemnification provisions of Article 7 of the Merger Agreement as if the parties to this Agreement were all parties to the Merger Agreement.

(b) Each party acknowledges and agrees that the other parties would be irreparably harmed in the event any of the provisions of this Agreement are not performed in accordance with their specific terms. It is agreed and understood that (i) the other parties may specifically enforce this Agreement, (ii) monetary damages would not adequately compensate an injured party hereto for the breach of this Agreement by you, (iii) any breach or threatened breach of this Agreement will be the proper subject of a temporary or permanent injunction or restraining order, and (iv) the parties hereby waive any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

13. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to any law or principle the application of which would result in the application of the law of any other jurisdiction. Any claim or dispute arising out of or related to this Agreement, the Merger Agreement or the interpretation, making, performance, breach or termination hereof or thereof will be finally settled in accordance with Section 8.10 of the Merger Agreement and Section 12(b) hereof. Mailing of process or other papers in connection with any Action arising in accordance with Section 8.10 of the Merger Agreement or Section 12(b) hereof in the manner provided in Section 14 or in such other manner as may be permitted by Law will be valid and each party hereto irrevocably waives any defenses it might have to service in such manner.

14. Notices. All notices, deliveries and other communications pursuant to this Agreement will be in writing and will be deemed given if delivered personally, telecopied or delivered by globally recognized express delivery service to the parties hereto at the addresses or facsimile numbers set forth below or to such other address or facsimile number as the party to whom notice is to be given may have furnished to the other parties in writing in accordance herewith. Any such notice, delivery or communication will be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of telecopy, on the Business Day after the day that the party giving notice receives electronic confirmation of sending from the sending telecopy machine, and (c) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed pursuant to the service’s systems.

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If to Parent or, after the Effective Time, to the Company:

BlackBerry

2200 University Ave. E.

Waterloo, Ontario N2K 047, Canada

Facsimile: +1-519-888-7835

E-mail: jmackey@blackberry.com and cdlang@blackberry.com

Attention: Chief Executive Officer

with a copy (which will not constitute notice) to:

Legal Department, BlackBerry

2200 University Ave. E.

Waterloo, Ontario N2K 047, Canada

Facsimile: +1-519-888-7835

Email: demiller@blackberry.com

with a copy (which will not constitute notice) to:

Jones Day

1755 Embarcadero Road

Palo Alto, CA 94303

Facsimile: +1-650-739-3900

E-mail: drmitz@jonesday.com

Attention: Daniel R. Mitz and Stephen E. Gillette

If to the Company before the Effective Time:

Good Technology Corporation

430 N. Mary Ave., Suite 200

Sunnyvale, CA 94085

Facsimile: +1-408-212-7500

Attention: President, Chief Executive Officer and Chairperson

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Facsimile: +1-650-493-6811

E-mail: javina@wsgr.com; mringler@wsgr.com

Attention: Jon C. Avina and Michael S. Ringler

If to you, to the address or facsimile set forth below your signature hereto.

Any party hereto may, by notice to the other, change its address for receipt of notices hereunder.

15. Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties will replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

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16. Third-Party Beneficiaries. You acknowledge and agree that: (i) each of the Released Parties, including Merger Sub and the Surviving Corporation, are intended to be third-party beneficiaries of this Agreement, and will be entitled to enforce the provisions herein against the Releasing Parties to the same extent as if the Released Parties were parties hereto; and (ii) the Representative is intended to be a third-party beneficiary of this Agreement, and is entitled to enforce the provisions herein relating to its appointment as your attorney-in-fact and Section 7.10 of the Merger Agreement as if the Representative were a party hereto.

17. Amendments. This Agreement may only be amended, modified or supplemented by written agreement of you, the Company and Parent.

18. Waivers. Any waiver of any of the provisions of this Agreement will not be deemed to and will not constitute a waiver of any other provision hereof (whether or not similar), and such waiver will not constitute a continuing waiver unless otherwise expressly provided.

19. Termination. If the Merger Agreement is terminated pursuant to Section 6.1 thereof, then this Agreement will terminate and have no further force or effect at such time, except that you will remain liable for any breaches of this Agreement that occurred before its termination.

20. Further Assurances. Each party hereto shall, as promptly as possible, use its commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

21. Entire Agreement. This Agreement and the Merger Agreement (including all exhibits and schedules thereto and the Escrow Agreement) contain the entire understanding and agreement between and among the parties with respect to the release of claims set forth herein. No other agreements, covenants, representations or warranties, express or implied, oral or written, have been made by any party with respect to the subject matter of this Agreement. All prior or contemporaneous conversations, negotiations, proposed agreements and agreements, or representations, covenants and warranties with respect to the subject matter of this Agreement are merged herein, waived, superseded and replaced in total by this Agreement.

22. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or by electronic delivery in Adobe Portable Document Format or other electronic format based on common standards or of an electronic signature complying with the U.S. federal ESIGN Act of 2000, including DocuSign, will be effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first set forth above.

BLACKBERRY CORPORATION

By:
Name:
Title:

GOOD TECHNOLOGY CORPORATION

By:
Name:
Title:

[EQUITYHOLDER]

Signature:
Name:
Title:

Address:

Facsimile:

Company Capital Stock:

In-the-Money Warrants:

Participating Equity Awards:

[Signature page to Joinder Agreement]

Schedule I

Annex A

Agreement and Plan of Merger and Escrow Agreement

Annex B

Spousal Consent

I,             , spouse of             (“Participating Securityholder”), acknowledge that I have read the Joinder Agreement, including Annex A thereto, entered into by Participating Securityholder on [            ] (the “Agreement”), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding shares of capital stock of the Company (“Shares”) and Participating Equity Awards and In-the-Money Warrants to acquire Shares that my spouse may own, including any interest that I may have therein.

I understand and agree that my interest, if any, in any Shares, Participating Equity Awards and In-the-Money Warrants subject to the Agreement will be irrevocably subject to the Agreement. I further understand and agree that any community property interest that I may have in such Shares and Options will be similarly subject to the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will not seek such guidance or counsel.

Dated:	Signature:

Print Name:

Exhibit C

STATE OF DELAWARE

CERTIFICATE OF MERGER OF

DOMESTIC CORPORATIONS

Pursuant to Title 8, Section 251(c) of the General Corporation Law of the State of Delaware (“Delaware Law”), Good Technology Corporation, a Delaware corporation, DOES HEREBY CERTIFY:

FIRST: The names of and state of incorporation of each of the constituent corporations to the merger are as follows:

Name	State of Incorporation
Good Technology Corporation	Delaware
Greenbrier Merger Corp.	Delaware

SECOND: An Agreement and Plan of Merger (the “Merger Agreement”) by and among Good Technology Corporation, Greenbrier Merger Corp. and the other parties signatory thereto has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of Section 251(c) of Delaware Law and the requisite stockholders of the constituent corporations have given their written consent thereto in accordance with Section 228 of Delaware Law.

THIRD: The name of the surviving corporation of the merger is Good Technology Corporation which shall continue its existence as the surviving corporation under the name Good Technology Corporation.

FOURTH: Upon the effectiveness of the filing of this Certificate of Merger, the Certificate of Incorporation of the surviving corporation shall be amended and restated to read in its entirety as set forth in Annex I hereto until thereafter amended in accordance with applicable law and such Certificate of Incorporation.

FIFTH: The executed Merger Agreement is on file at 575 Florida Street, Suite 125, San Francisco, CA 94110, an office of the surviving corporation.

SIXTH: A copy of the Merger Agreement will be furnished by the surviving corporation, on request and without cost, to any stockholder of either constituent corporation.

SEVENTH: The merger will become effective at such time as this Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with Delaware Law.

[Signatures follow on the next page.]

IN WITNESS WHEREOF, Good Technology Corporation has caused this Certificate of Merger to be signed by a duly authorized officer this             day of             .

GOOD TECHNOLOGY CORPORATION a Delaware corporation

By:
[Name]
[Title]

Annex I

Restated Certificate of Incorporation

Restated Certificate of Incorporation

of

GOOD TECHNOLOGY CORPORATION

FIRST: The name of the corporation (the “Corporation”) is:

Good Technology Corporation

SECOND: The address of the Corporation’s registered office in the State of Delaware is 3411 Silverside Road, #104 Rodney Building, Wilmington, New Castle County, Delaware 19810. The name of the Corporation’s registered agent at such address is Corporate Creations Network Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares that the Corporation has authority to issue is 100 shares of Common Stock, par value of $0.00001 per share.

FIFTH: Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.

SIXTH: To the full extent permitted by the General Corporation Law of the State of Delaware or any other applicable laws presently or hereafter in effect, no director of the Corporation will be personally liable to the Corporation or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Corporation.

Any repeal or modification of this Article Sixth will not adversely affect any right or protection of a director of the Corporation existing immediately prior to such repeal or modification.

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SEVENTH: Each person who is or was or had agreed to become a director or officer of the Corporation, or each such person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Corporation as an employee or agent of the Corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Corporation to the full extent permitted by the General Corporation Law of the State of Delaware or any other applicable laws as presently or hereafter in effect. If and to the extent that this corporation may from time to time be or become subject to certain provisions of the California Corporations Code pursuant to operation of Section 2115 thereof, then, as authorized by Section 317(g) of the California Corporations Code, for the duration of any such period, this corporation is authorized to indemnify officers, directors, employees, and agents of this corporation (and any other person to which applicable law permits this corporation to provide indemnification) in excess of that which is otherwise permitted under Section 317 of the California Corporations Code, subject only to the limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders and others. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater or different than that provided in this Article Seventh. Any repeal or modification of this Article Seventh shall not adversely affect any right or protection existing hereunder immediately prior to such repeal or modification.

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EIGHTH: In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by the General Corporation Law of the State of Delaware or other statutes or laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation, without any action on the part of the stockholders, but the stockholders may make additional bylaws and may alter, amend or repeal any bylaw whether adopted by them or otherwise. The Corporation may in its bylaws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.

NINTH: The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation.

TENTH: No stockholder of the Corporation will have any right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and such stockholder.

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EXHIBIT D

FORM OF ESCROW AGREEMENT

THIS ESCROW AGREEMENT, dated as of [    ], 2015 (“Escrow Agreement”), is by and among BlackBerry Corporation, a Delaware corporation (“Parent”); Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the agent and representative of the Equityholders (as defined below) (“Equityholders’ Agent”, and together with Parent, sometimes referred to individually as “Party” and collectively as the “Parties”); and U.S. BANK NATIONAL ASSOCIATION, a national banking association, as escrow agent hereunder (“Escrow Agent”). All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Underlying Agreement (as defined below).

BACKGROUND

A. Parent, Greenbrier Merger Corp., a Delaware corporation (“Merger Sub”), Good Technology Corporation, a Delaware corporation (“Company”) and Equityholders’ Agent have entered into that certain Agreement and Plan of Merger (the “Underlying Agreement”), dated as of [    ], 2015, attached hereto as Appendix A, pursuant to which the Company and Merger Sub are combining into a single company through the statutory merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).

B. The Underlying Agreement provides that Parent shall cause a portion of the Merger Consideration equal to $65,000,000 (the “Escrow Amount”) to be deposited in the Escrow Fund (as defined below) on the Closing Date to provide security for the indemnity obligations set forth in Article 7 of the Underlying Agreement.

C. Escrow Agent has agreed to accept, hold, and disburse the funds deposited with it and the earnings thereon in accordance with the terms of this Escrow Agreement.

D. The Parties have appointed the Party Representatives (as defined below) to represent them for all purposes in connection with the funds to be deposited with Escrow Agent and this Escrow Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

1. Definitions. The following terms shall have the following meanings when used herein:

“Act” shall have the meaning set forth in Section 15.

“Agreed Courts” shall have the meaning set forth in Section 16.

“Claim Notice” shall have the meaning set forth in Section 7(a).

“Claim Notice Delivery Date” shall have the meaning set forth in Section 7(a).

“Claim Response” shall have the meaning set forth in Section 7(c).

“Contested Amount” shall have the meaning set forth in Section 7(c).

“Equityholders” shall mean any stockholder, warrantholder or holder of a Participating Equity Award of the Company listed of record as of immediately prior to the Effective Time.

“Equityholders’ Representative” shall mean the person(s) so designated on Schedule C hereto or any other person designated in a writing signed by Equityholders’ Agent and delivered to Escrow Agent and the Parent Representative in accordance with the notice provisions of this Escrow Agreement, to act as its representative under this Escrow Agreement.

“Escrow Period” shall mean the period commencing on the date hereof and ending at the close of Escrow Agent’s business day at 11:59 p.m. New York time on the 730th day after the Closing Date unless earlier terminated pursuant to this Escrow Agreement.

“Executive Officers” shall have the meaning set forth in Section 18.

“Indemnity Claim” shall have the meaning set forth in Section 7(a).

“Indemnified U.S. Bank Parties” shall have the meaning set forth in Section 11.

“IRS” shall have the meaning set forth in Section 5.

“Joint Written Direction” shall mean a written direction executed by the Party Representatives and directing Escrow Agent to disburse all or a portion of the Escrow Fund or to take or refrain from taking any other action pursuant to this Escrow Agreement.

“Parent Representative” shall mean the person(s) so designated on Schedule C hereto or any other person designated in a writing signed by Parent and delivered to Escrow Agent and the Equityholders’ Representative in accordance with the notice provisions of this Escrow Agreement, to act as its representative under this Escrow Agreement.

“Party Representatives” shall mean the Parent Representative and the Equityholders’ Representative.

“Paying Agent” shall mean [    ].

2. Appointment of and Acceptance by Escrow Agent. The Parties hereby appoint Escrow Agent to serve as escrow agent under and pursuant to the terms, conditions and provisions of this Agreement, and the Escrow Agent hereby accepts such appointment and agrees to perform the duties thereof subject to the terms, conditions and provisions of this Escrow Agreement.

3. Escrow Fund; Expense Fund; Cash True-Up.

a. The Escrow Agent agrees to (i) accept delivery of the Escrow Amount; and (ii) hold the Escrow Amount (and any interest or earnings in accordance with Section 8 hereof) in escrow as part of the escrow fund (“Escrow Fund”) in accordance with this Escrow Agreement. The Escrow Fund shall be held in a segregated Escrow Account and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party hereto. From and after the deposit of the Escrow Amount, the Escrow Agent will (i) hold and safeguard the Escrow Fund in such separate, segregated Escrow account, and (2) hold, distribute and dispose of the Escrow Fund in accordance with terms and conditions of this Escrow Agreement.

b. The Escrow Agent agrees to accept delivery of any Cash True-Up (as defined below).

4. Deposit of Escrow Amount, Cash True-Up. Simultaneously with the execution and delivery of this Escrow Agreement, Parent will transfer the Escrow Amount, by wire transfer of immediately available funds, to an account designated by Escrow Agent. If the amount of (x) the Cash and Cash Equivalents of the Company as of immediately before the Closing exceeds (y) the Estimated Cash amount (all as defined in the Underlying Agreement), then Parent shall transfer the amount of the difference between (x) and (y) (the “Cash True-Up”) to the Escrow Agent for deposit into the Escrow Fund. Such deposit shall become part of the Escrow Fund subject to the terms and conditions of this Escrow Agreement.

5. Disbursement of Escrow Fund. Escrow Agent shall make disbursements from the Escrow Fund at any time and from time to time, upon receipt of, and in accordance with, a Joint Written Direction. Such Joint Written Direction shall contain complete payment instructions, including wiring instructions or an address to which a check shall be sent. Upon the expiration of the Escrow Period and receipt by the Escrow Agent from

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Equityholders’ Agent of complete payment instructions in writing, Escrow Agent shall distribute to Paying Agent and Parent’s payroll provider, as promptly as practicable, any remaining amount in the Escrow Fund not subject to a Claim Notice or continued to be escrowed by an arbitrator pursuant to Section 8.10(c) of the Underlying Agreement. Prior to any disbursement, Escrow Agent shall have received reasonable identifying information regarding the recipient such that Escrow Agent may comply with its regulatory obligations and reasonable business practices, including without limitation a completed United States Internal Revenue Service (“IRS”) Form W-9 or original IRS Form W-8, as applicable. All disbursements of funds from the Escrow Fund shall be subject to the fees and claims of Escrow Agent and the Indemnified U.S. Bank Parties pursuant to Section 12 and Section 13 below. All disbursements from the Escrow Fund shall be made in accordance with this Escrow Agreement and Article 7 of the Underlying Agreement.

6. Suspension of Performance; Disbursement into Court. If, at any time, (i) there shall exist any dispute between the Parties or the Party Representatives with respect to the holding or disposition of all or any portion of the Escrow Fund or the Cash True-Up, or any other obligations of Escrow Agent hereunder, (ii) Escrow Agent is unable to determine, to Escrow Agent’s sole satisfaction, the proper disposition of all or any portion of the Escrow Fund, or Escrow Agent’s proper actions with respect to its obligations hereunder, or (iii) the Party Representatives have not, within 10 days of the furnishing by Escrow Agent of a notice of resignation pursuant to Section 9 hereof (after previously having complied with the notice period set forth therein), appointed a successor Escrow Agent to act hereunder, then Escrow Agent may, in its sole discretion, take either or both of the following actions:

a. suspend the performance of any of its obligations (including without limitation any disbursement obligations) under this Escrow Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of Escrow Agent or until a successor Escrow Agent shall have been appointed.

b. petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction, in any venue convenient to Escrow Agent, for instructions with respect to such dispute or uncertainty, and to the extent required or permitted by law, pay into such court, for holding and disposition in accordance with the instructions of such court, all of the Escrow Fund or Cash True-Up, after deduction and payment to Escrow Agent of all fees and expenses (including court costs and attorneys’ fees) payable to, incurred by, or expected to be incurred by Escrow Agent in connection with the performance of its duties and the exercise of its rights hereunder.

Escrow Agent shall have no liability to the Parties or the Party Representatives, their respective owners, shareholders or members or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrow Fund or any delay in or with respect to any other action required or requested of Escrow Agent.

7. Resolutions & Disbursement of Claims. If during the Escrow Period Parent elects to make a claim for indemnity pursuant to the Underlying Agreement seeking recovery from the Escrow Fund, then the procedures for administering and resolving such claims shall be as follows:

(a) If the Parent elects to assert a claim for indemnity (an “Indemnity Claim”), it must (i) give written notice of such claim (a “Claim Notice”) to Escrow Agent and the Equityholders’ Agent prior to the expiration of the Escrow Period. Such Claim Notice shall (i) be signed by an authorized signatory of Parent, (ii) describe the Indemnity Claim in reasonable detail and (iii) indicate the amount, if known, or estimated to the extent feasible, of damages asserted by Parent for such claim paid, suffered, sustained or accrued by the indemnified persons (including, if appropriate and to the extent practicable, an estimate of all costs and expenses reasonably expected to be paid). Within thirty (30) days after the date upon which such Claim Notice is delivered to Escrow Agent (the “Claim Notice Delivery Date”), the Equityholders’ Agent may advise Parent and Escrow Agent in writing whether the Equityholders’ Agent objects to some or all of the Indemnity Claim described in the Claim Notice.

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(b) Escrow Agent shall pay an Indemnity Claim to Parent in the amount of the Claim Notice (i) if Escrow Agent has not received from the Equityholders’ Agent a response to the Claim Notice within thirty (30) days after the Claim Notice Delivery Date or (ii) pursuant to a Joint Written Direction (at any time).

(c) If, within thirty (30) days after the Claim Notice Delivery Date, Escrow Agent receives from the Equityholders’ Agent a written objection (a “Claim Response”) to any or all of the Claim Notice amount (the “Contested Amount”), Escrow Agent shall release to the Parent all of the Claim Notice amount except for the Contested Amount. Thereafter, Escrow Agent shall release the Contested Amount only pursuant to (i) a Joint Written Direction or (ii) the order, judgment or decree of any court or the award of an arbitrator chosen by the Parties.

(d) Escrow Agent shall have no responsibility to determine the validity or sufficiency of any Claim Notice or Claim Response or whether any Claim Notice or Claim Response has been received by, or to provide a copy of any Claim Notice or Claim Response to, any of the Parties or their respective Party Representatives.

(e) Notwithstanding anything to the contrary herein, resolutions and disbursements of claims shall be made in accordance with Article 7 of the Underlying Agreement.

8. Investment of Escrow Fund. Based upon the Parties’ prior review of investment alternatives, in the absence of further specific written direction to the contrary, Escrow Agent is directed to initially invest and reinvest the Escrow Fund in the investments indicated on Schedule B hereto. The Equityholders’ Agent may provide to Escrow Agent written instructions changing the investment of the Escrow Fund; provided, however, that no investment or reinvestment may be made except in the following: (a) obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, or (b) in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, commercial banks, each of which has capital, surplus and undivided profits aggregating more than $500 million (based on the most recent financial statements of the banks which are then publicly available at the Securities and Exchange Commission or otherwise); provided that Escrow Agent will not be directed to invest in investments that Escrow Agent in its sole discretion determines are not consistent with Escrow Agent’s policy or practices. The Parties acknowledge that Escrow Agent does not have a duty nor will it undertake any duty to provide investment advice.

If Escrow Agent has not received a written instruction from the Equityholders’ Agent at any time that an investment decision must be made, Escrow Agent is directed to invest the Escrow Amount, or such portion thereof as to which no written investment instruction has been received, in the investment indicated on Schedule B hereto. All investments shall be made in the name of Escrow Agent. Notwithstanding anything to the contrary contained herein, Escrow Agent may, without notice to the Parties, sell or liquidate any of the foregoing investments at any time for any disbursement of the Escrow Fund permitted or required hereunder. All investment earnings shall become part of the Escrow Fund and investment losses shall be charged against the Escrow Fund. Escrow Agent shall not be liable or responsible for loss in the value of any investment made pursuant to this Escrow Agreement, or for any loss, cost or penalty resulting from any sale or liquidation of the Escrow Fund. If the Escrow Amount is received by Escrow Agent after twelve o’clock, p.m., Central Standard Time, Escrow Agent shall not be required to invest such funds or to effect any investment instruction until the next day upon which banks in St. Paul, Minnesota and the New York Stock Exchange are open for business.

9. Resignation of Escrow Agent. Escrow Agent may resign and be discharged from the performance of its duties hereunder at any time by giving 30 days’ prior written notice to the Parties specifying a date when such resignation shall take effect. Upon any such notice of resignation, the Parties jointly shall appoint a successor Escrow Agent hereunder prior to the effective date of such resignation. Upon receipt of a Joint Written Direction from the Parties, Escrow Agent will promptly transfer the Escrow Fund to such designated successor. If the Parties fail to appoint a successor Escrow Agent within such time, Escrow Agent shall have the right to petition a court of competent jurisdiction to appoint a successor Escrow Agent, and all costs and expenses (including without limitation attorneys’ fees) related to such petition shall be paid jointly and severally by the Parties. The retiring Escrow Agent shall transmit all records pertaining to the Escrow Funds and shall pay all Escrow Funds to the successor Escrow Agent, after making copies of such records as the retiring Escrow Agent deems advisable.

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10. Binding Effect; Successors. This Escrow Agreement shall be binding upon the respective parties hereto and their heirs, executors, successors or assigns. If Escrow Agent consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business (including the escrow contemplated by this Escrow Agreement) to another corporation in equal or better financial condition, the successor or transferee corporation without any further act shall be the successor Escrow Agent.

11. Liability of Escrow Agent. Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied. Escrow Agent has no fiduciary or discretionary duties of any kind. Escrow Agent shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Escrow Agreement, including without limitation any other agreement between any or all of the parties hereto or any other persons even though reference thereto may be made herein. Escrow Agent shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines that Escrow Agent’s bad faith, gross negligence or willful misconduct was the sole cause of any loss to either of the Parties. Escrow Agent’s sole responsibility shall be for the safekeeping and disbursement of the Escrow Fund in accordance with the terms of this Escrow Agreement. Escrow Agent shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. Escrow Agent may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which Escrow Agent shall believe to be genuine and to have been signed or presented by the person or parties purporting to sign the same. In no event shall the Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages or penalties (including, but not limited to lost profits) even if Escrow Agent has been advised of the likelihood of such damages or penalty and regardless of the form of action. Escrow Agent shall not be responsible for delays or failures in performance resulting from acts beyond its control, including without limitation acts of God, strikes, lockouts, riots, acts of war or terror, epidemics, governmental regulations, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters. Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Fund, any account in which the Escrow Fund is deposited, this Escrow Agreement or the Underlying Agreement, or to appear in, prosecute or defend any such legal action or proceeding. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the advice of such counsel. The Parties, jointly and severally, shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel. The Parties agree to perform or procure the performance of all further acts and things, and execute and deliver such further documents, as may be required by law or as Escrow Agent may reasonably request in connection with its duties hereunder.

Escrow Agent is authorized, in its sole discretion, to comply with final orders issued or process entered by any court with respect to the Escrow Fund, without determination by Escrow Agent of such court’s jurisdiction in the matter. If any portion of the Escrow Fund is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

12. Indemnification of Escrow Agent. From and at all times after the date of this Escrow Agreement, the Parties (in the case of the Equityholders’ Agent, solely on behalf of the Equityholders and in its capacity as the Equityholders’ Agent, not in its individual capacity), jointly and severally, shall, to the fullest extent permitted by law, indemnify and hold harmless Escrow Agent and each director, officer, employee, attorney, agent and affiliate of Escrow Agent (collectively, the “Indemnified U.S. Bank Parties”) against any and all actions, claims (whether or not valid), losses, damages, liabilities, penalties, costs and expenses of any kind or nature (including without limitation reasonable attorneys’ fees, costs and expenses) incurred by or asserted against any of the Indemnified U.S. Bank Parties, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, including without

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limitation the Parties and their respective Party Representatives, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance in connection with this Escrow Agreement or any transactions contemplated herein, whether or not any such Indemnified U.S. Bank Party is a party to any such action, proceeding, suit or the target of any such inquiry or investigation; provided, however, that no Indemnified U.S. Bank Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the bad faith, gross negligence or willful misconduct of such Indemnified U.S. Bank Party. The Parties further agree, jointly and severally, to indemnify each Indemnified U.S. Bank Party for all costs, including without limitation reasonable attorney’s fees, incurred by such Indemnified U.S. Bank Party in connection with the enforcement of the Parties’ indemnification obligations hereunder. Each Indemnified U.S. Bank Party shall, in its sole discretion, have the right to select and employ separate counsel with respect to any action or claim brought or asserted against it, and the reasonable fees of such counsel shall be paid upon demand by the Parties jointly and severally. The obligations of the Parties under this Section 12 shall survive any termination of this Escrow Agreement and the resignation or removal of Escrow Agent.

The parties agree that the payment by either of the Parties of any claim by Escrow Agent for indemnification hereunder shall not impair, limit, modify, or affect, as between the Parties, the respective rights and obligations of the Parties under the Underlying Agreement.

13. Compensation of Escrow Agent. Parent agrees to compensate Escrow Agent on demand for its services hereunder in accordance with Schedule A attached hereto. The obligation of Parent under this Section 13 shall survive any termination of this Escrow Agreement and the resignation or removal of Escrow Agent.

14. Representations and Warranties. The Parties each respectively make the following representations and warranties to Escrow Agent:

(a) it has full power and authority to execute and deliver this Escrow Agreement and to perform its obligations hereunder; and this Escrow Agreement has been duly approved by all necessary action and constitutes its valid and binding agreement enforceable in accordance with its terms; and

(b) each of the applicable persons designated on Schedule C attached hereto have been duly appointed to act as authorized representatives hereunder and individually have full power and authority to execute and deliver any Joint Written Direction, to amend, modify or waive any provision of this Escrow Agreement and to take any and all other actions as authorized representatives under this Escrow Agreement, all without further consent or direction from, or notice to, it or any other party, provided that any change in designation of such authorized representatives shall be provided by written notice delivered to each party to this Escrow Agreement.

15. Identifying Information. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a trust, or other legal entity, Escrow Agent requires documentation to verify its formation and existence as a legal entity. Escrow Agent may ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation. The parties acknowledge that a portion of the identifying information set forth herein is being requested by Escrow Agent in connection with the USA Patriot Act, Pub.L.107-56 (the “Act”), and each agrees to provide any additional information reasonably requested by Escrow Agent in connection with the Act or any other legislation or regulation to which Escrow Agent is subject, in a timely manner.

16. Consent to Jurisdiction and Venue. Any dispute, claim or controversy arising out of or relating to this Escrow Agreement shall be finally settled through binding arbitration in the Southern District of New York before a single arbitrator acceptable to the parties under the JAMS Comprehensive Arbitration Rules and Procedures, except with respect to any claim arising out of or based upon fraud, intentional misrepresentation or intentional breach of covenant, for which a party may pursue remedy in any court of competent jurisdiction or by arbitration as provided for in this Section 16. Judgment upon the award rendered by the arbitrator may be entered in

6

any court having jurisdiction, and the parties hereto agree to the personal jurisdiction by and venue in the federal courts in the Southern District of New York (the “Agreed Courts”), and waive any objection to such jurisdiction or venue. The parties hereto consent to and agree to submit to the jurisdiction of the Agreed Courts and agree to accept service of process to vest personal jurisdiction over them in any of these courts.

17. Notices. All notices, approvals, consents, requests, and other communications hereunder shall be in writing and shall be delivered (a) by personal delivery, or (b) by national overnight courier service, or (c) by certified or registered mail, return receipt requested, or (d) via facsimile transmission, with confirmed receipt or (e) via email by way of a PDF attachment thereto of an executed document. Notice shall be effective upon receipt except for notice via email, which shall be effective only when the recipient, by return email or notice delivered by other method provided for in this Section 17, acknowledges having received that email (with an automatic “read receipt” or similar notice not constituting an acknowledgement of an email receipt for purposes of this Section 17.) Such notices shall be sent to the applicable party or parties at the address specified below:

If to Parent or Parent Representative at:

_______________ _______________ _______________ Telephone: Facsimile: E-mail:

If to Equityholders’ Agent at:	Shareholder Representative Services LLC 1614 15th Street, Suite 200 Denver, CO 80202 Attention: Managing Director Telephone: (303) 648-4085 Facsimile: (303) 623-0294 E-mail: deals@srsacquiom.com

If to Escrow Agent at:

U.S. Bank National Association, as Escrow Agent

ATTN: Global Corporate Trust Services

One California Street, Suite 1000

Telephone:         (415) 677-3601

Facsimile:          (415) 677-3768

E-mail:                sheila.soares@usbank.com

or to such other address as each party may designate for itself by like notice and unless otherwise provided herein shall be deemed to have been given on the date received.

18. Optional Security Procedures. In the event funds transfer instructions, address changes or change in contact information are given (other than in writing at the time of execution of this Escrow Agreement), whether in writing, by facsimile or otherwise, Escrow Agent is authorized but shall be under no duty to seek confirmation of such instructions by telephone call-back to the person or persons designated on Schedule C hereto, and Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in writing actually received and acknowledged by Escrow Agent and shall be effective only after Escrow Agent has a reasonable opportunity to act on such changes. If Escrow Agent is unable to contact any of the designated representatives identified in Schedule C, Escrow Agent is hereby authorized but shall be under no duty to seek confirmation of such instructions by telephone call-back to any one or more of the Parties’ executive officers (“Executive Officers”), as the case may be, which shall include the titles of Chief Executive Officer, President and Executive Vice President, as Escrow Agent may select. Such Executive Officer shall deliver to Escrow Agent a fully executed incumbency certificate, and Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer. The Parties agree that Escrow Agent may at its option record any telephone calls made pursuant to this Section. Escrow Agent in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by the Parties to identify (a) the

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beneficiary, (b) the beneficiary’s bank, or (c) an intermediary bank. Escrow Agent may apply any of the Escrow Fund for any payment order if Escrow Agent executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary’s bank or an intermediary bank designated. The Parties acknowledge that these optional security procedures are commercially reasonable.

19. Amendment, Waiver and Assignment. None of the terms or conditions of this Escrow Agreement may be changed, waived, modified, discharged, terminated or varied in any manner whatsoever unless in writing duly signed by each party to this Escrow Agreement. No course of conduct shall constitute a waiver of any of the terms and conditions of this Escrow Agreement, unless such waiver is specified in writing, and then only to the extent so specified. A waiver of any of the terms and conditions of this Escrow Agreement on one occasion shall not constitute a waiver of the other terms of this Escrow Agreement, or of such terms and conditions on any other occasion. Except as provided in Section 10 hereof, this Escrow Agreement may not be assigned by any party without the written consent of the other parties.

20. Severability. To the extent any provision of this Escrow Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Escrow Agreement.

21. Governing Law. This Escrow Agreement shall be governed by and construed in accordance with the internal, substantive laws of the State of Delaware applicable to agreements entered into and to be performed solely within such state, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

22. Entire Agreement, No Third Party Beneficiaries. This Escrow Agreement constitutes the entire agreement between the parties relating to the holding, investment and disbursement of the Escrow Fund and sets forth in their entirety the obligations and duties of Escrow Agent with respect to the Escrow Fund. Nothing in this Escrow Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Escrow Agreement.

23. Execution in Counterparts, Facsimiles. This Escrow Agreement and any Joint Written Direction may be executed in two or more counterparts, which when so executed shall constitute one and the same agreement or direction. The delivery of copies of this Escrow Agreement and any Joint Written Instruction and their respective signature pages by PDF or facsimile transmission shall constitute effective execution and delivery as to the parties and may be used in lieu of originals for all purposes.

24. Termination. This Escrow Agreement shall terminate upon the distribution of all the amounts in the Escrow Fund pursuant to any applicable provision of this Escrow Agreement, and Escrow Agent shall thereafter have no further obligation or liability whatsoever with respect to this Escrow Agreement or the Escrow Fund.

25. Dealings. Escrow Agent and any stockholder, director, officer or employee of Escrow Agent may buy, sell, and deal in any of the securities of the Parties and become pecuniarily interested in any transaction in which the Parties may be interested, and contract and lend money to the Parties and otherwise act as fully and freely as though it were not Escrow Agent under this Agreement. Nothing herein shall preclude Escrow Agent from acting in any other capacity for the Parties or for any other entity.

26. Brokerage Confirmation Waiver. The Parties acknowledge that to the extent regulations of the Comptroller of the Currency or other applicable regulatory entity grant either the right to receive brokerage confirmations for certain security transactions as they occur, the Parties specifically waive receipt of such confirmations to the extent permitted by law. Escrow Agent will furnish the Parties with periodic cash transaction statements that include detail for all investment transactions made by Escrow Agent.

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27. Tax Reporting. Escrow Agent shall have no responsibility for the tax consequences of this Agreement and the Parties shall consult with independent counsel concerning any and all tax matters. Parent shall provide Escrow Agent Form W-9 and an original Form W-8, as applicable, for each payee, together with any other documentation and information reasonably requested by Escrow Agent in connection with Escrow Agent’s reporting obligations under applicable IRS regulations. If such tax documentation is not so provided, Escrow Agent shall withhold taxes as required by the IRS. The Parties agree that Parent shall be treated as the owner of the Escrow Fund for tax purposes and have determined that any interest or income on Escrow Funds shall be reported on an accrual basis and deemed to be for the account of Parent, provided, however, the Escrow Agent shall make a distribution of 15% of the amount of such interest or income to Parent within thirty (30) days after the end of each quarter. Parent shall prepare and file all required tax filings with the IRS and any other applicable taxing authority; provided that the parties further agree that:

(a) Escrow Agent IRS Reporting. Parent shall provide Escrow Agent with all information reasonably requested by Escrow Agent in connection with the preparation of all applicable Form 1099 and Form 1042-S documents with respect to all distributions as well as in the performance of Escrow Agent’s reporting obligations under the Foreign Account Tax Compliance Act and Foreign Investment in Real Property Tax Act or other applicable law or regulation.

(b) Withholding Requests and Indemnification. The Parties (in the case of the Equityholders’ Agent, solely on behalf of the Equityholders and in its capacity as the Equityholders’ Agent, not in its individual capacity) severally, and not jointly, agree to (i) assume all obligations imposed now or hereafter by any applicable tax law or regulation with respect to payments or performance under this Agreement, (ii) request Escrow Agent in writing with respect to withholding and other taxes, assessments or other governmental charges, and advise Escrow Agent in writing with respect to any certifications and governmental reporting that may be required under any applicable laws or regulations, and (iii) indemnify and hold Escrow Agent harmless pursuant to Section 12 hereof from any liability or obligation on account of taxes, assessments, additions for late payment, interest, penalties, expenses and other governmental charges that may be assessed or asserted against Escrow Agent.

(c) Imputed Interest. To the extent that IRS imputed interest regulations apply, Parent shall so inform Escrow Agent, provide Escrow Agent with all imputed interest calculations and direct Escrow Agent to disburse imputed interest amounts as Parent deems appropriate. Escrow Agent shall rely solely on such provided calculations and information and shall have no responsibility for the accuracy or completeness of any such calculations or information.

28. WAIVER OF TRIAL BY JURY. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT THAT IT MAY HAVE TO A TRIAL BY JURY ON ANY CLAIM, COUNTERCLAIM, SETOFF, DEMAND, ACTION OR CAUSE OF ACTION (1) ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR (2) IN ANY WAY IN CONNECTION WITH OR PERTAINING OR RELATED TO OR INCIDENTAL TO ANY DEALINGS OF THE PARTIES TO THIS AGREEMENT OR IN CONNECTION WITH THIS AGREEMENT OR THE EXERCISE OF ANY SUCH PARTY’S RIGHTS AND REMEDIES UNDER THIS AGREEMENT OR THE CONDUCT OR THE RELATIONSHIP OF THE PARTIES TO THIS AGREEMENT, IN ALL OF THE FOREGOING CASES WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER IN CONTRACT, TORT OR OTHERWISE. EACH OF THE PARTIES HERETO HEREBY FURTHER ACKNOWLEDGES AND AGREES THAT EACH HAS REVIEWED OR HAD THE OPPORTUNITY TO REVIEW THIS WAIVER WITH ITS RESPECTIVE LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH SUCH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A CONSENT BY ALL PARTIES TO A TRIAL BY THE COURT.

29. Publicity. No party will (a) use any other party’s proprietary indicia, trademarks, service marks, trade names, logos, symbols, or brand names, or (b) otherwise refer to or identify any other party in advertising, publicity releases, or promotional or marketing publications, or correspondence to third parties without, in each case, securing the prior written consent of such other party. Notwithstanding anything in this Agreement to the contrary, following Closing, the Equityholders’ Agent shall be permitted to refer to or identify the parties as required by law and in communications with employees, advisors or consultants of the Equityholders’ Agent and to the Equityholders.

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IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be executed under seal as of the date first above written.

BLACKBERRY CORPORATION

By:
Name:
Title:

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Equityholders’ Agent

By:
Name:
Title:

U.S. BANK NATIONAL ASSOCIATION as Escrow Agent

By:
Name:
Title:

APPENDIX A

Merger Agreement

SCHEDULE A

Schedule of Fees for Services as Escrow Agent

FEE SCHEDULE FOR ESCROW

SCHEDULE OF FEES FOR SERVICES AS

REQUIRED

FOR

Project Goldfinch

Initial Fees
01010

Acceptance Fee (excluding charge for legal counsel and/or legal opinion)

The acceptance fee includes the administrative review of documents, initial set-up of the account, and other reasonably required services up to and including the closing. This is a one-time fee, payable at closing.

U.S. Bank Corporate Trust Services reserves the right to refer any or all escrow documents for legal review before execution. Legal fees (billed on an hourly basis) and expenses for this service will be billed to, and paid by, the customer. If appropriate and upon request by the customer, U.S. Bank Corporate Trust Services will provide advance estimates of these legal fees.

“IMPORTANT INFORMATION

ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT”

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account.

For a non-individual person such as a business entity, a charity, a Trust or other legal entity we will ask for documentation to verify its formation and existence as a legal entity. We may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.”

$3,000.00

Administration Fees Billed Annually
04460	Escrow Agent Annual administration fee for performance of the routine duties of the escrow agent associated with the management of the account. Administration fees are payable in advance.	$1,750.00
.00

Incidental Expenses
SUCE0000	Indirect OOP Expenses in Advance. Charge for miscellaneous expenses such as; fax, messenger service, overnight mail, telephone, stationery and postage. This charge is a percent of total Administration Fees, charged in advance.	0%

Transaction Fees
10880	Disbursements Charge per item disbursed. Includes the wire or check fee.	$25.00

10100	Trades Charge per trade to buy or sell investments, excluding automated sweep transactions.* *Automatic sweeping of cash into money market funds is not considered a “trade” for the purposes of this fee. However, applicable fees are disclosed in the “Automatic Money Market Investments” authorization letter or the fund prospectus provided	$100.00

10101	Receipts Charge per receipt of funds via wire or check.	$0.00

Direct Out of Pocket Expenses
	Reimbursement of expenses associated with the performance of our duties, including but not limited to publications, legal counsel after the initial close, travel expenses and filing fees.	At Cost

Extraordinary Services
	Extraordinary services are duties or responsibilities of an unusual nature, including termination, but not provided for in the governing documents or otherwise set forth in this schedule. A reasonable charge will be assessed based on the nature of the service and the responsibility involved. At our option, these charges will be billed at a flat fee or at our hourly rate then in effect.

Account approval is subject to review and qualification. Fees are subject to change at our discretion and upon written notice. Fees paid in advance will not be prorated. The fees set forth above and any subsequent modifications thereof are part of your agreement. Finalization of the transaction constitutes agreement to the above fee schedule, including agreement to any subsequent changes upon proper written notice. In the event your transaction is not finalized, any related out-of-pocket expenses will be billed to you directly. Absent your written instructions to sweep or otherwise invest, all sums in your account will remain uninvested and no accrued interest or other compensation will be credited to the account. Payment of fees constitutes acceptance of the terms and conditions set forth.

Dated: August 21, 2015

SCHEDULE B

U.S. BANK NATIONAL ASSOCIATION

MONEY MARKET DEPOSIT ACCOUNT

DESCRIPTION AND TERMS

The U.S. Bank Money Market account is a U.S. Bank National Association (“U.S. Bank”) interest-bearing money market deposit account designed to meet the needs of U.S. Bank’s Corporate Trust Services Escrow Group and other Corporate Trust customers of U.S. Bank. Selection of this investment includes authorization to place funds on deposit and invest with U.S. Bank.

U.S. Bank uses the daily balance method to calculate interest on this account (actual/365 or 366). This method applies a daily periodic rate to the principal balance in the account each day. Interest is accrued daily and credited monthly to the account. Interest rates are determined at U.S. Bank’s discretion, and may be tiered by customer deposit amount.

The owner of the account is U.S. Bank as Agent for its trust customers. U.S. Bank’s trust department performs all account deposits and withdrawals. Deposit accounts are FDIC Insured per depositor, as determined under FDIC Regulations, up to applicable FDIC limits.

AUTOMATIC AUTHORIZATION

In the absence of specific written direction to the contrary, U.S. Bank is hereby directed to invest and reinvest proceeds and other available moneys in the U.S. Bank Money Market Account. The U.S. Bank Money Market Account is a permitted investment under the operative documents and this authorization is the permanent direction for investment of the moneys until notified in writing of alternate instructions.

SCHEDULE C

Each of the following person(s) is a Parent Representative authorized to execute documents and direct Escrow Agent as to all matters, including fund transfers, address changes and contact information changes, on Parent’s behalf (only one signature required):

Name	Specimen Signature	Telephone No.

Name	Specimen Signature	Telephone No.

Name	Specimen Signature	Telephone No.

Note: if only one person is identified above, please add the following language:)

The following person not listed above is authorized for call-back confirmations

[ ]
Name	Telephone Number

Each of the following person(s) is an Equityholders’ Representative authorized to execute documents and direct Escrow Agent as to all matters, including fund transfers, address changes and contact information changes, on Equityholders’ Agent’s behalf (only one signature required):

Name	Specimen Signature	Telephone No.

Name	Specimen Signature	Telephone No.

Name	Specimen Signature	Telephone No.

(Note: if only one person is identified above, please add the following language:)

The following person not listed above is authorized for call-back confirmations

[ ]
Name	Telephone Number

Exhibit E

LETTER OF TRANSMITTAL

SUBMITTED IN CONNECTION WITH PAYMENT FOR SHARES OF CAPITAL STOCK OF

Good Technology Corporation

This Letter of Transmittal is being delivered to the undersigned in connection with the merger (the “Merger”) of Greenbrier Merger Corp. (“Acquiror”), with Good Technology Corporation (the “Company”), pursuant to an Agreement and Plan of Merger, dated as of [            ], by and among Acquiror, the Company, BlackBerry Corporation (the “Parent”), and Shareholder Representative Services LLC, as the same may be amended, restated or supplemented from time to time (the “Merger Agreement”). Capitalized terms used but not defined herein shall have the respective meanings given to such terms in the Merger Agreement.

As a result of the Merger the Company’s outstanding shares of Capital Stock, par value $0.0001 per share (the “Shares”), have been canceled and the certificates representing the Shares (the “Certificates”) will be exchanged for the relevant per-share consideration, as calculated by and subject to the terms and conditions set forth in the Merger Agreement, including the retention of portions of the merger consideration to be contributed to the Escrow Fund and Representative Fund, and without interest and subject to applicable withholding contemplated by the Merger Agreement. To receive payment of its respective portion of the merger consideration, the undersigned must complete and sign this Letter of Transmittal, including the applicable exhibits, and deliver this Letter of Transmittal and the undersigned’s Certificates to Acquiom Clearinghouse LLC (the “Payments Administrator”).

By delivery of this Letter of Transmittal to the Payments Administrator, the undersigned hereby (a) forever waives and agrees not to exercise all dissenter’s rights or request appraisal of any shares of the Company under applicable Delaware law, (b) consents to the Merger and withdraws all written objections to the Merger and/or demands for appraisal, if any, with respect to the Shares owned by the undersigned and (c) unconditionally waives any and all notice with respect to the Merger and the other transactions contemplated by the Merger Agreement to which notice the undersigned may be entitled pursuant to the Company’s certificate of incorporation or any agreements among the Company and any or all of the Company’s shareholders (including the undersigned).

In accordance with the Merger Agreement, except as otherwise provided below, the Certificates representing the undersigned’s Shares listed on Form 3 are hereby surrendered to be exchanged for the respective portion of the merger consideration on the terms set forth in the Merger Agreement and this Letter of Transmittal. By signing and submitting this Letter of Transmittal, the undersigned also hereby represents, warrants, covenants and agrees as follows:

1. The undersigned represents that the undersigned is the sole record and beneficial owner of and has full capacity or power (as applicable) and authority to surrender the Shares, free and clear of all liens, claims and encumbrances. If the undersigned is not a natural person, the undersigned represents that (i) it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and (ii) the execution, delivery and performance of this Letter of Transmittal have been duly authorized by all requisite action on its part. The undersigned will, upon request, execute and deliver any additional documents reasonably deemed appropriate or necessary by the Payments Administrator in connection with the surrender of the Shares. All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. The surrender of Shares hereby is irrevocable.

2. The Undersigned understands, acknowledges and agrees that completion and delivery of this Letter of Transmittal constitutes assent to the terms of the transactions contemplated by the Merger Agreement, including the Escrow Agreement. The undersigned has reviewed and understands the terms of the Merger Agreement, including the escrow and indemnification provisions, and the provisions regarding the Escrow Fund, the Representative and the Representative Fund, as set forth in the Merger Agreement, and the undersigned’s signature on this Letter of Transmittal and tender of Certificates constitutes the undersigned’s: (a) agreement to be bound by such provisions of the Merger Agreement and Escrow Agreement as an Equityholder, and (b) approval of and consent to the appointment of Shareholder Representative Services LLC as Representative and attorney-in-fact for and on behalf of the undersigned to act as the Representative in all respects as contemplated by the Merger Agreement. In particular, the undersigned understands that, pursuant to the Merger Agreement, a portion of the consideration otherwise payable by the Parent in connection with the Merger will be deposited into the Escrow Fund as [partial] security for the indemnification obligations of the undersigned to the Indemnified Persons pursuant to the Merger Agreement. If the undersigned has not executed and delivered to Parent a Joinder Agreement, then the undersigned hereby agrees to indemnify and hold harmless the Parent and its Affiliates and shall reimburse the Parent and its Affiliates for any damages arising from, or in connection with any failure by the undersigned to perform or comply with any agreement in this Letter of Transmittal.

3. The undersigned acknowledges that the undersigned’s right to a portion of the merger consideration is sufficient consideration for every promise, duty, release, obligation and agreement of the undersigned that is contained in or contemplated by this Letter of Transmittal and the Merger Agreement.

4. The undersigned understands, acknowledges and agrees that its right to receive additional payment(s) out of cash payable from time to time pursuant to Article 7 of the Merger Agreement is contingent, and there is no assurance that any such additional payments will be made to the undersigned.

5. The Merger Agreement contemplates that the non-contingent payments of the merger consideration will be made as promptly as practicable after the surrender by a Company shareholder of such holder’s Certificate(s). The undersigned acknowledges that, until surrendered, each outstanding Certificate that formerly represented Company Capital Stock has been deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive its respective portion of the merger consideration in accordance with the terms of the Merger Agreement. The undersigned acknowledges and agrees that the portion of the merger consideration paid in exchange for Certificates shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificates.

6. The undersigned will, upon request, execute and deliver any additional documents reasonably deemed necessary by the Parent or Jones Day, as Parent’s counsel, in connection with the surrender of the Certificates. All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. The surrender of Certificates hereby is irrevocable.

7. The undersigned acknowledges that s/he (a) availed himself, herself or itself of the right and opportunity to consult with legal, tax and/or financial advisor(s) of the undersigned’s choosing (to the extent that the undersigned so desired); (b) has carefully reviewed and understands the terms of the foregoing documents and the transactions contemplated thereby and deems them to be in the undersigned’s best interest; and (c) is competent to execute this Letter of Transmittal free from coercion, duress or undue influence. The undersigned understands that surrender is not made in acceptable form until the receipt by the Payments Administrator of this Letter of Transmittal duly completed and signed, and of the Certificate(s), together with all accompanying evidences of authority in form satisfactory to the Company (which may delegate power in whole or in part to the Payments Administrator) and all requested Forms W-9, W-8 (Form W-8BEN, W-8BEN-E, W-8ECI, W-8IMY, or W-8EXP), as the case may be. All questions as to validity, form and eligibility of any surrender of Shares hereby will be determined by the Company (which may delegate power in whole or in part to the Payments Administrator) and such determination shall be final and binding.

8. The undersigned understands that payment for surrendered Shares will be made as promptly as practicable after the surrender of Certificate(s) representing the Shares is made in acceptable form. The undersigned understands that by surrendering the Certificate(s), the undersigned also surrenders Shares that may be issued to the undersigned after the Certificate(s) are surrendered and prior to the closing of the Merger. The undersigned, on behalf of himself/herself and his/her predecessors, successors, assigns, heirs, executors, legatees, administrators, beneficiaries, representatives and agents (the “Releasing Parties”), fully, finally and irrevocably releases, acquits and forever discharges the Company, its Affiliates, predecessors, successors and assigns, and the beneficiaries, heirs, executors and insurers of any of them (collectively, the “Released Parties”) from any and all commitments, actions, charges, complaints, promises, agreements, controversies, debts, claims, counterclaims, suits, causes of action, damages, demands, liabilities, obligations, costs and expenses of every kind and nature whatsoever, whether arising from any express, implied, oral or written contract or agreement or otherwise, known or unknown, past, present or future, at law or in equity, contingent or otherwise (collectively, a “Potential Claim”), that such Releasing Parties, or any of them, had, has or may have in the future against the Released Parties, or any of them, for any matter, cause or thing relating to the Company and any of its subsidiaries, officers, or directors occurring at any time at or prior to the Effective Time (the “Released Matters”), except that the Released Matters do not include, and nothing in this Letter of Transmittal will affect or be construed as a waiver or release by the Releasing Parties of, any Potential Claim by such Releasing Parties arising from or relating to: (a) salary, reimbursement for expenses, bonuses (including retention bonuses), change of control or severance payments, or other compensation or employment benefits earned or accrued by or for the benefit of such Releasing Parties prior to the Effective Time in respect of services performed as a Worker prior to the Closing (except that the exception in this clause will not include any Potential Claim relating to the right to acquire any capital stock, other equity interest or right to acquire any capital stock, other equity interest of the Company not already held or owned as of the Closing), (b) any rights or benefits available to any Releasing Party under the Merger Agreement (including the right to receive payment of the per share consideration for the Company Capital Stock beneficially owned by the undersigned as of immediately before the Closing and listed herein, in each case on and subject to the terms and conditions set forth in the Merger Agreement), the Escrow Agreement or any agreement entered into by the Releasing Parties in connection with the transactions contemplated by the Merger Agreement, (c) any rights that the undersigned may have to indemnification by the Company or its successors or any rights that the undersigned may have under any director and officer liability policy, (d) the undersigned’s rights under any offer letter or employment agreement between him/her and the Company or any of its Affiliates that by their terms expressly survive the Closing, or (e) claims that cannot be released as a matter of Law.

9. The undersigned irrevocably covenants to refrain from and, if he/she controls any of the Releasing Parties, to cause such Releasing Parties to refrain from, directly or indirectly asserting any Potential Claim, or commencing, instituting or causing to be commenced, any Action of any kind against any of the Released Parties, in any forum whatsoever (including any administrative agency), with respect to any of the Released Matters, except that nothing in this Letter of Transmittal will be construed as prohibiting the undersigned from filing a charge or complaint with, or participating in an investigation or proceeding conducted by, the Equal Employment Opportunity Commission.

10. The release contained herein may be pleaded by the Released Parties as a full and complete defense and may be used as the basis for any injunction against any Action instituted or maintained against them in violation of this Letter of Transmittal. The undersigned waives any requirement of the posting of any bond in connection with such injunction. If any Potential Claim is brought or maintained by the undersigned or any Releasing Party against the Released Parties in violation of this Letter of Transmittal, the undersigned will be responsible for all costs and expenses, including reasonable attorneys’ fees, incurred by the Released Parties in defending the same.

11. The undersigned, on behalf of himself/herself and the other Releasing Parties, hereby expressly waives any rights he/she may have under any Law that provides that a general release does not or may not extend to claims which the releasor does not know or suspect to exist in the releasor’s favor at the time of executing the release. The undersigned acknowledges that the inclusion of such unknown Potential Claims herein was separately bargained for and was a key element of the release set forth in this Letter of Transmittal. The undersigned acknowledges, and the other Releasing Parties will be deemed to have acknowledged, that the undersigned or the other Releasing Parties may hereafter discover facts which are different from or in addition to those that they may now know or believe to be true with respect to any and all Potential Claims released under this Letter of Transmittal and agree that all such unknown Potential Claims are nonetheless released and that this Letter of Transmittal will be and remain effective in all respects even if such different or additional facts are subsequently discovered. With respect to any and all Potential Claims for any Released Matter, the undersigned expressly waives, and the other Releasing Parties are deemed to have expressly waived, any and all provisions, rights and benefits conferred by Cal. Civ. Code § 1542 or any law of any state or territory of the United States, or principle of common law, that is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

12. The undersigned agrees that the rights and remedies for noncompliance with this Letter of Transmittal will include having such provision specifically enforced by any court having jurisdiction, as provided in Section 8.10 of the Merger Agreement.

13. This Letter of Transmittal will be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any law or principle the application of which would result in the application of the law of any other jurisdiction.

Notwithstanding anything to the contrary in this Letter of Transmittal, if the Merger Agreement is terminated prior to the Closing, the preceding paragraphs will be null and void and of no further force and effect.

EXHIBIT F

280G WAIVER

WHEREAS, [Company], a Delaware corporation (“Company”), [has entered/is expected to enter] into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, [Parent], a Delaware corporation (“Parent”), [Merger Sub], a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and certain other parties, pursuant to which Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and wholly owned subsidiary of Parent.

WHEREAS, the undersigned (“Executive”) has received (or may become entitled to receive) certain payments and benefits as described in the Parachute Payment Disclosure Statement (the “Disclosure Statement”), attached hereto as Exhibit A;

WHEREAS, a portion of the payments and benefits described in the Disclosure Statement (collectively, the “Payments”) could result in Executive’s receipt of an “Excess Parachute Payment” under Section 280G (“Section 280G”) of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, Section 280G(b)(5)(A)(ii) of the Code provides that a payment or benefit will not constitute an Excess Parachute Payment if the individual’s right to receive or retain that payment or benefit is contingent upon the approval of such payment or benefit by the corporation’s stockholders obtained in accordance with the requirements of Section 280G and the applicable regulations thereunder; and

WHEREAS, Executive has reviewed the Disclosure Statement and is willing to waive any and all of Executive’s right or entitlement to receive the Payments to the extent that the aggregate present value of the Payments equals or exceeds three (3) times Executive’s “base amount” (as determined in accordance with Section 280G and the regulations promulgated thereunder) (the “Excess Payments”), unless such Excess Payments are approved by the Company’s stockholders in accordance with the provisions of Section 280G and the applicable regulations thereunder so that the Payments will not result in (i) the loss of tax deductions by the Company or Parent under Section 280G or (ii) an imposition of an excise tax on Executive under Section 4999 of the Code.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Executive hereby agrees as follows:

1. Notwithstanding anything contained to the contrary in the Agreement or any document governing any of the Payments, Executive hereby waives any and all of Executive’s right or entitlement to receive or retain any payments or benefits described in the Disclosure Statement to the extent they would constitute Excess Payments unless the Payments, to the extent they would otherwise constitute Excess Payments, are approved by the stockholders of the Company in accordance with the provisions of Section 280G and the regulations thereunder. Accordingly, in the absence of such stockholder approval, Executive shall not be paid the Payments to the extent they constitute Excess Payments. For purposes of the foregoing waiver, the order in which the Payments are deemed to be waived are (i) cash payments, (ii) equity-based payments and acceleration, and (iii) other non-cash forms of benefits. Within any such category of payments and benefits (that is, (i), (ii) or (iii)), a reduction shall occur first with respect to amounts that are not “deferred compensation” within the meaning of Section 409A of the Code and then with respect to amounts that are. To the extent any such payment is to be made over time (e.g., in installments, etc.), then the Payments shall be waived in reverse chronological order.

2. This 280G Waiver shall be governed by and construed in accordance with the laws of the State of California without reference to such state’s principles of conflicts of law. Executive hereby (i) irrevocably consents to the exclusive jurisdiction of any court located within Santa Clara County, State of California in connection with any matter based upon or arising out of this 280G Waiver or the matters contemplated herein, (ii) agrees that process may be served upon Executive in any manner authorized by the laws of the State of California, and (iii) irrevocably waives, and covenants not to assert or plead, any objection which Executive might otherwise have to such jurisdiction, venue and such process.

3. This 280G Waiver is irrevocable to the fullest extent provided under the laws of the State of California and may not be amended or otherwise modified without the prior written consent of the Company and Executive.

4. Executive hereby authorizes the Company to deliver a copy of this 280G Waiver to Parent and hereby agrees that Parent may rely upon such delivery as conclusively evidencing the waivers referred to in Section 1 of this 280G Waiver for purposes of all agreements and instruments to which such waivers are applicable or relevant.

5. Executive acknowledges and agrees that conditions to the obligations of Parent to consummate the transactions contemplated by the Agreement set forth in the Agreement are solely for the benefit of Parent and may be waived by Parent in its sole discretion without notice, liability or obligation to Executive or any other person.

6. Executive acknowledges and agrees that this 280G Waiver will be binding upon and inure to the benefit of (i) the heirs, executors and legal representatives of the undersigned Executive upon the undersigned Executive’s death, and (ii) any successor of the Company. Any such successor of the Company will be deemed substituted for the Company under the terms of this 280G Waiver for purposes of enforcing the Company’s rights hereunder.

7. In the event the Company does not enter into the Agreement or if the Agreement is terminated in accordance with its terms, this 280G Waiver shall terminate concurrently therewith.

[SIGNATURE PAGE TO FOLLOW]

2

IN WITNESS WHEREOF, Executive has executed this 280G Waiver as of             , 2015.

EXECUTIVE

By:

Name:

SIGNATURE PAGE TO 280G WAIVER

EXHIBIT A

PARACHUTE PAYMENT DISCLOSURE STATEMENT

Exhibit G

Closing Deliveries

The Company shall deliver or cause to be delivered to Parent the following items:

1.	a certificate, dated as of the Closing Date, executed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to the effect that each of the conditions set forth in clauses (a) and (c) of Section 5.3 has been satisfied;

2.	a certificate, dated as of the Closing Date, of the secretary of the Company, certifying that attached are true and correct copies of the Charter Documents, stock ledger and Company Board actions and stockholders’ actions in connection with the Transactions;

3.	a certificate of the Company’s chief financial officer attaching the Spreadsheet and certifying that it is correct;

4.	a long-form good standing certificate for the Company and each of its Subsidiaries to which such concept is applicable issued by the relevant Governmental Authority within five days of the Closing Date;

5.	a copy of (a) the certificate of incorporation, as amended (or similar incorporation or formation documents), of each Subsidiary of the Company, certified, to the extent applicable, by the appropriate Governmental Authority of the jurisdiction in which each such entity is incorporated or organized, as of a date not earlier than three Business Days prior to the Closing Date and accompanied by a certificate of the Secretary or Assistant Secretary of each such entity, dated as of the Closing Date, stating that no amendments have been made to such certificate of incorporation (or similar incorporation or formation documents) since such date and (b) all other organizational documents of each such Subsidiary, certified by the Secretary or Assistant Secretary of each such entity;

6.	confirmation of the good standing of the Company as of the Closing Date;

7.	if requested by Parent in writing, a true, correct and complete copy of resolutions adopted by the Company Board authorizing action with respect to any Company Employee Plans;

8.	a FIRPTA Notification Letter addressed to Parent, dated the Closing Date and duly executed by the Company and satisfying each of the requirements of Treasury Regulations Section 1.897-2(h) and stating that the Company has never been a United States Real Property Holding Corporation as defined in Section 897(c)(2) of the Code within the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code and that no interest in the Company is a United States Real Property Interest as defined in Section 897(c)(1) of the Code;

-i-

9.	a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), dated the Closing Date, executed by the Company, together with written authorization for the Surviving Corporation to deliver such notice form to the IRS after the Effective Time;

10.	letters of resignation, in a form acceptable to Parent, effective as of the Closing, duly executed by each of the directors and officers of each of the Company’s Subsidiaries requested to resign by Parent;

11.	evidence satisfactory to Parent that the condition set forth in Section 5.3(d) has been satisfied;

12.	evidence satisfactory to Parent that the condition set forth in Section 5.3(f) has been satisfied;

13.	a Joinder Agreement from each of the Persons listed on Schedule 5.3(h) and evidence, reasonably satisfactory to Parent, that the conditions set forth in Section 5.3(h) have been satisfied;

14.	evidence satisfactory to Parent that the condition set forth in Section 5.3(i) has been satisfied;

15.	evidence satisfactory to Parent that the conditions set forth in Section 5.3(j) have been satisfied;

16.	evidence satisfactory to Parent that the Information Statement has been delivered to the stockholders of the Company to whom it is required to be delivered, in accordance with the DGCL;

17.	a copy of the Certificate of Merger executed by the Company;

18.	a copy of the Escrow Agreement, duly executed by the Representative; and

19.	such other documents and instruments as Parent reasonably requests and are reasonably related to the consummation of the Transactions.

- ii -

Schedule 4.2: Restrictions on Conduct of Business of the Company

Business Operations

The Company may, take any, all or some subset of the following actions:

Transaction Insurance

The Company may obtain, at its option, an insurance policy or policies covering a portion or all of the indemnity obligations of the Indemnitors under Article 7 of the Merger Agreement. The costs of such policy shall be treated as Transaction Expenses for the purposes of the Merger Agreement.

Litigation

Accelerate / Alter Equity Awards

4.2(c)

Prior to the Closing, the Company reserves the right to amend all Company Options, Company RSUs, and other rights granted under the Company Stock Plans such that they become vested and exercisable as of immediately prior to the Closing.

Settlements

4.2(m)

Employee Benefit Plans

4.2(q) (ii), (iii), and (iv)

Employees

4.2(r)

Tax Matters

4.2(x)

Data Security

4.2(z)

Reference is made to the disclosures set forth in Section 2.17(a) of the Disclosure Schedule.

Schedule 4.7(d): Majority Voting and Releases

Schedule 4.11(d): Management Transaction Bonus Plan Participants

Schedule 4.17(a): Contracts to be Terminated

1.	Amended and Restated Investors Rights’ Agreement, dated May 3, 2014 by and among the Company and the Investors listed on Schedule A thereto.

2.	Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of September 19, 2006 and amended as of May 22, 2009.

3.	Section 2 (Board Size), Section 3 (Election of Directors), Section 4 (Board Observation Rights), and Section 5 (Removal) of the Amended and Restated Voting Agreement, dated September 19, 2006, by and between the Company and the other parties thereto, as amended.

4.

Schedule 5.3(a): Known Litigation

Reference is made to the matters set forth in Schedule 7.3(a)(12) and Section 2.7 of the Disclosure Schedule.

Schedule 5.3(h): Persons to Deliver Joinder Agreements

Schedule 5.3(j): Key Employees

Schedule 7.3(a): Indemnitors

Schedule 7.3(a)(12): Special Indemnifiable Matters

Schedule 8.1: Knowledge Individuals

September 4, 2015

DISCLOSURE SCHEDULE TO THE

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BLACKBERRY CORPORATION, AS PARENT, GOOD TECHNOLOGY CORPORATION,

AS THE COMPANY, GREENBRIER MERGER CORP., AS THE MERGER SUB AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC, AS THE REPRESENTATIVE

September 4, 2015

This Disclosure Schedule is delivered by Good Technology Corporation, a Delaware corporation (the “Company”) concurrently with the execution of the Agreement and Plan of Merger, dated as of September 4, 2015 (the “Agreement”), by and among BlackBerry Corporation, a Delaware corporation, (“Parent”), the Company, Greenbrier Merger Corp., a Delaware corporation (“Merger Sub”) and Shareholder Representative Services LLC, a Colorado limited liability company (the “Representative”).

Where the terms of a document or other disclosure item have been summarized or described in this Disclosure Schedule, such summary or description does not purport to be a complete statement of the material terms of such document or other item. Capitalized terms used in this Disclosure Schedule and not defined herein shall have the meanings set forth in the Agreement.

Appendices and exhibits attached hereto and referenced herein form an integral part of the parts, subparts, sections and subsections of this Disclosure Schedule into which such appendices and exhibits are incorporated by reference for all purposes as if fully set forth herein, including for purposes of cross-application to other parts and subparts of this Disclosure Schedule in accordance with the previous sentence.

Inclusion of any item in this Disclosure Schedule (1) does not represent a determination that such item is material or establish a standard of materiality, (2) does not represent a determination that such item did not arise in the ordinary course of business, and (3) does not constitute, and shall not be deemed to be, an admission to any third party concerning such item or an admission of default, breach or violation under any agreement, document, regulation or law.

SECTION 2.1 – ORGANIZATION AND POWER

2.1(w)

Reference is made to the disclosures set forth in Appendix 2.1 hereto.

2.1(x)

Reference is made to the disclosures set forth in Appendix 2.1 hereto.

2.1(y)

Reference is made to the disclosures set forth in Appendix 2.1 hereto.

SECTION 2.2 – CAPITALIZATION; SUBSIDIARIES

2.2(a)

2.2(b)

Reference is made to the disclosures set forth in Appendix 2.2(b) hereto.

2.2(c)

Reference is made to the disclosures set forth in Appendix 2.2(c) hereto.

2.2(d)

Reference is made to the disclosures set forth in Appendix 2.2(d) hereto.

2.2(e)

2.2(f)

Amended and Restated Investors’ Rights Agreement, dated May 3, 2014, by and among the Company and the investors listed on Schedule A thereto.

Amended and Restated Voting Agreement, dated April 15, 2013, by and among the Company and the other parties listed on Schedules A and B thereto.

Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of September 19, 2006 and amended as of May 22, 2009.

2.2(g)

2.2(l)

Subsidiary	Jurisdiction of Formation	Record and Beneficial Owner of all its Issued and Outstanding Securities

AppCentral, Inc.	Delaware	The Company

BoxTone Inc.	Delaware	The Company

BoxTone KK	Japan	BoxTone Inc.

Cloudsync, Inc.	Colorado	The Company

Copiun, Inc.	Delaware	The Company

Fixmo US Inc.	Delaware	The Company

Good Holdings Corporation	Delaware	Good Technology Software Inc.

Good Technology Australia Holdings Pty. Ltd.	Australia	Good Technology Software Inc.

Good Technology Do Brasil LTD	Brazil	Visto International Corporation

Good Technology APS	Denmark	Visto International Corporation

Good Technology Australia Pty. Ltd.	Australia	Visto International Corporation

Good Technology Canada, Inc.	Canada	Visto International Corporation

Good Technology France SARL	France	Visto Holding Corporation (France) I

Good Technology GmbH	Germany	The Company

Good Technology (India) Pvt. Ltd.	India	Good Technology Software Inc.

Good Technology Spain SL	Spain	Visto International Corporation

Good Technology Software France SARL	France	Visto International Corporation

Good Technology (HK) LTD.	Hong Kong	Visto International Corporation

Subsidiary	Jurisdiction of Formation	Record and Beneficial Owner of all its Issued and Outstanding Securities

Good Technology Italy SRL	Italy	Visto International Corporation

Good Technology Netherlands BV	Netherlands	Visto International Corporation

Good Technology Nordics AB	Sweden	Visto International Corporation

Good Technology Software Inc.	Delaware	The Company

Good Technology Software Pty Ltd.	Singapore	Visto International Corporation

Good Technology South Korea Co Ltd.	South Korea	Visto International Corporation

Good Technology (Tianjin) Co. Ltd.	China	Visto International Corporation

Good Technology (UK) Limited	United Kingdom	Visto Corp.

Heysan, Inc.	Delaware	The Company

Intercasting Corporation	Delaware	The Company

Macheen GmbH	Germany	Macheen Inc.

Macheen Inc.	Delaware	The Company

Macheen Limited	United Kingdom	Macheen Inc.

Mobileplay, Inc.	California	The Company

N-G Acquisition Corporation	Delaware	Good Technology Software Inc.

Netdrive.com, Inc.	Delaware	The Company

TX Technology Acquisition Corporation	Delaware	Good Technology Software Inc.

Visto Corp.	Washington	The Company

Visto Corporation BDL	France	The Company

Visto Holding Corp. (France) I	Delaware	The Company

Visto Holding Corp. (France) II	Delaware	The Company

Subsidiary	Jurisdiction of Formation	Record and Beneficial Owner of all its Issued and Outstanding Securities

Visto International Corporation	Delaware	The Company

SECTION 2.3 – AUTHORIZATION; ENFORCEABILITY

2.3(c)

SECTION 2.4 – NONCONTRAVENTION

2.4(a)

(3)

(i) The following agreements require consent in connection with the consummation of the Transactions:

(ii) The following agreements give rise to a right of the counterparty to terminate in connection with the consummation of the Transactions:

(iii) The following agreements require notice to the counterparty in connection with the consummation of the Transactions, which notice the Company will provide to such counterparties after announcement of the execution of the Agreement:

2.4(a)(4)

Reference is made to the disclosures set forth in Section 2.4(a)(3)(iii) hereof.

2.4(c)

SECTION 2.5 – FINANCIAL STATEMENTS

2.5(a)

Reference is made to Appendix 2.5(a) attached hereto and the financial statements contained in the Company’s Registration Statement on Amendment No. 5 to Form S-1, filed on March 5, 2015.

2.5(b)

2.5(d)

SECTION 2.6 – ABSENCE OF CERTAIN CHANGES; UNDISCLOSED LIABILITIES

2.6(a)

SECTION 2.7 – ABSENCE OF LITIGATION

Reference is made to the disclosures set forth in Section 2.12(h) Part 1 hereof.

Good v. MobileIron

•	N.D. California (Trial: July 2015)

•	UK (Trial: December 2015)(no counterclaim against Good)

•	Germany (Trial: June 2016)(no counterclaim against Good)

•	N.D. California (Trial: August 2016) (counterclaim against Good) (together, the “MobileIron Litigation”).

a.	Intellectual Property

Good v. LRW (Arbitration) – related to enforcement of settlement agreement

b.	Commercial

Good v. R-Systems – declaratory relief action re termination of supplier agreement

1.	Reference is made to the disclosures set forth in Section 2.12(h) Part 2 hereof.

2.

3.	As of the date hereof, the following Actions that are pending or threatened against the Company or its Subsidiaries (as applicable):

a.	Intellectual Property

SECTION 2.8 – RESTRICTIONS ON BUSINESS ACTIVITIES

(a)

(b)

(c)

Reference is made to the disclosures set forth in Section 2.8(b) hereof.

(e)

SECTION 2.9 – INTELLECTUAL PROPERTY

2.9(a)(1) – Company Products

Good Dynamics Platform

Good Control 1.10

Good Proxy 1.10

Good Dynamics SDK iOS 1.11

Good Dynamics SDK Android 1.11

Good Dynamics SDK Windows 1.0

Good Enterprise Mobility Server 1.4

Good Dynamics Applications (for iOS and Android)

Good Work 1.4

Good Access 2.3

Good Connect 2.3

Good Share 3.1

Good for Salesforce1 1.4

Good Agent 1.0

Good AppCentral

Good AppCentral 3.5

Good Mobile Service Management

Good Mobile Service Manager 8.1

Good for Enterprise

Good Mobile Control 2.6

Good Mobile Messaging Server Exchange 8.3

Good Mobile Messaging Server Domino 8.1

Good for Enterprise iOS 3.0

Good for Enterprise Android 3.0

Good for Enterprise Windows Phone 2.1

Good for Enterprise Windows Pro 1.1

Good Pro iOS and Android 1.1

Consumer Products

Good for You 5.5

Good for You 6.1

Macheen Split Billing

2.9(a)(2) - Developing Products

2.9(b)(i)

Patents

Jurisdiction	Title	App. No.	App. Date	Status	Reg. No.	Reg. Date

China	DIVISIONAL - SEARCH CONCENTRATOR (MOBILE DEVICE)	1110151231-9	2007-04-02	Issued	CN102194008 B	2015-05-06

United States	CONTINUATION - MDM SERVICES	13/923,885	2013-06-21	Issued	9,059,956	2015-06-16

United States	ENTERPRISE CONNECTIVITY TO HANDHELD DEVICES	08/665,422	1996-06-18	Issued	5,857,201	1999-01-05

United States	SYSTEM AND METHOD FOR GLOBALLY ACCESSING COMPUTER SERVICES	08/766,307	1996-12-13	Issued	6,131,116	2000-10-10

United States	SYSTEM AND METHOD FOR ENABLING SECURE ACCESS TO SERVICES IN A COMPUTER NETWORK	08/841,950	1997-04-08	Issued	7,287,271	2007-10-23

United States	SYSTEM AND METHOD FOR SECURELY SYNCHRONIZING MULTIPLE COPIES OF A WORKSPACE ELEMENT IN A NETWORK	08/835,997	1997-04-11	Issued	6,085,192	2000-07-04

United States	SYSTEM AND METHOD FOR USING A GLOBAL TRANSLATOR TO SYNCHRONIZE WORKSPACE ELEMENTS ACROSS A NETWORK	08/865,075	1997-05-29	Issued	6,023,708	2000-02-08

United States	SYSTEM AND METHOD FOR SYNCHRONIZING ELECTRONIC MAIL BETWEEN A CLIENT SITE AND A CENTRAL SITE	08/897,888	1997-07-22	Issued	5,961,590	1999-10-05

United States	SYSTEM AND METHOD FOR ENABLING SECURE ACCESS TO SERVICES IN A COMPUTER NETWORK	08/899,277	1997-07-23	Issued	6,766,454	2004-07-20

United States	SYSTEM AND METHOD FOR GLOBALLY ACCESSING COMPUTER SERVICES	09/008,354	1998-01-16	Issued	6,151,606	2000-11-21

United States	SYSTEM AND METHOD FOR INSTALLING AND USING A TEMPORARY CERTIFICATE AT A REMOTE SITE	09/081,268	1998-05-19	Issued	6,233,341	2001-05-15

Germany	DIVISIONAL - TRIGGERING SYNC IN RESPONSE TO PREDETERMINED NUMBER OF EMAILS	06009953-8	1998-07-21	Issued	EP1722321	2008-10-15

Germany	DIVISIONAL - COMBINED CORPORATE EMAIL SYNC SYSTEM AND ISP EMAIL SYNC SYSTEM	07103428-4	1998-07-21	Issued	EP1785927	2008-10-15

Germany	DIVISIONAL - EMAIL SYNC SYSTEM USING MAPI AND FORMAT TRANSLATION	07102846-8	1998-07-21	Issued	EP1783675	2008-10-15

Jurisdiction	Title	App. No.	App. Date	Status	Reg. No.	Reg. Date

France	DIVISIONAL - TRIGGERING SYNC IN RESPONSE TO PREDETERMINED NUMBER OF EMAILS	06009953-8	1998-07-21	Issued	EP1722321	2008-10-15

France	DIVISIONAL - COMBINED CORPORATE EMAIL SYNC SYSTEM AND ISP EMAIL SYNC SYSTEM	07103428-4	1998-07-21	Issued	EP1785927	2008-10-15

France	DIVISIONAL - EMAIL SYNC SYSTEM USING MAPI AND FORMAT TRANSLATION	07102846-8	1998-07-21	Issued	EP1783675	2008-10-15

United Kingdom	DIVISIONAL - TRIGGERING SYNC IN RESPONSE TO PREDETERMINED NUMBER OF EMAILS	06009953-8	1998-07-21	Issued	EP1722321	2008-10-15

United Kingdom	DIVISIONAL - COMBINED CORPORATE EMAIL SYNC SYSTEM AND ISP EMAIL SYNC SYSTEM	07103428-4	1998-07-21	Issued	EP1785927	2008-10-15

United Kingdom	DIVISIONAL - EMAIL SYNC SYSTEM USING MAPI AND FORMAT TRANSLATION	07102846-8	1998-07-21	Issued	EP1783675	2008-10-15

Israel	SYSTEM AND METHOD FOR SYNCHRONIZING ELECTRONIC MAIL ACROSS A NETWORK	134138	1998-07-21	Issued	134138	2004-09-21

Netherlands	DIVISIONAL - TRIGGERING SYNC IN RESPONSE TO PREDETERMINED NUMBER OF EMAILS	06009953-8	1998-07-21	Issued	EP1722321	2008-10-15

Netherlands	DIVISIONAL - COMBINED CORPORATE EMAIL SYNC SYSTEM AND ISP EMAIL SYNC SYSTEM	07103428-4	1998-07-21	Issued	EP1785927	2008-10-15

Netherlands	DIVISIONAL - EMAIL SYNC SYSTEM USING MAPI AND FORMAT TRANSLATION	07102846-8	1998-07-21	Issued	EP1783675	2008-10-15

Sweden	DIVISIONAL - TRIGGERING SYNC IN RESPONSE TO PREDETERMINED NUMBER OF EMAILS	06009953-8	1998-07-21	Issued	EP1722321	2008-10-15

Sweden	DIVISIONAL - COMBINED CORPORATE EMAIL SYNC SYSTEM AND ISP EMAIL SYNC SYSTEM	07103428-4	1998-07-21	Issued	EP1785927	2008-10-15

Sweden	DIVISIONAL - EMAIL SYNC SYSTEM USING MAPI AND FORMAT TRANSLATION	07102846-8	1998-07-21	Issued	EP1783675	2008-10-15

China	SYSTEM AND METHOD FOR GLOBALLY AND SECURELY ACCESSING UNIFIED INFORMATION IN A COMPUTER NETWORK	98808695-6	1998-07-23	Issued	CN1222886 C	2005-10-12

Germany	DIVISIONAL - CLOUD-BASED MOBILE SYNCHRONIZATION (MULTIPLE DATA TYPES)	10151490-9	1998-07-23	Issued	EP2172852	2015-01-07

Germany	DIVISIONAL - APP STORE DELIVERY TO A USER TERMINAL - SERVICE ACCESS DOWNLOADABLES	10163803-9	1998-07-23	Issued	EP2224673	2012-06-20

Germany	SYSTEM AND METHOD FOR GLOBALLY AND SECURELY ACCESSING UNIFIED INFORMATION IN A COMPUTER NETWORK	98936975-6	1998-07-23	Issued	EP1018066	2010-09-29

France	DIVISIONAL - CLOUD-BASED MOBILE SYNCHRONIZATION (MULTIPLE DATA TYPES)	10151490-9	1998-07-23	Issued	EP2172852	2015-01-07

France	DIVISIONAL - APP STORE DELIVERY TO A USER TERMINAL - SERVICE ACCESS DOWNLOADABLES	10163803-9	1998-07-23	Issued	EP2224673	2012-06-20

France	SYSTEM AND METHOD FOR GLOBALLY AND SECURELY ACCESSING UNIFIED INFORMATION IN A COMPUTER NETWORK	98936975-6	1998-07-23	Issued	EP1018066	2010-09-29

Jurisdiction	Title	App. No.	App. Date	Status	Reg. No.	Reg. Date

United Kingdom	DIVISIONAL - CLOUD-BASED MOBILE SYNCHRONIZATION (MULTIPLE DATA TYPES)	10151490-9	1998-07-23	Issued	EP2172852	2015-01-07

United Kingdom	DIVISIONAL - APP STORE DELIVERY TO A USER TERMINAL - SERVICE ACCESS DOWNLOADABLES	10163803-9	1998-07-23	Issued	EP2224673	2012-06-20

United Kingdom	SYSTEM AND METHOD FOR GLOBALLY AND SECURELY ACCESSING UNIFIED INFORMATION IN A COMPUTER NETWORK	98936975-6	1998-07-23	Issued	EP1018066	2010-09-29

Japan	DIVISIONAL 1- SYSTEM AND METHOD FOR GLOBALLY AND SECURELY ACCESSING UNIFIED INFORMATION IN A COMPUTER NETWORK	2009-045801	1998-07-23	Issued	4563488	2010-08-06

Netherlands	DIVISIONAL - CLOUD-BASED MOBILE SYNCHRONIZATION (MULTIPLE DATA TYPES)	10151490-9	1998-07-23	Issued	EP2172852	2015-01-07

Netherlands	DIVISIONAL - APP STORE DELIVERY TO A USER TERMINAL - SERVICE ACCESS DOWNLOADABLES	10163803-9	1998-07-23	Issued	EP2224673	2012-06-20

Netherlands	SYSTEM AND METHOD FOR GLOBALLY AND SECURELY ACCESSING UNIFIED INFORMATION IN A COMPUTER NETWORK	98936975-6	1998-07-23	Issued	EP1018066	2010-09-29

Canada	SYSTEM AND METHOD FOR ENABLING SECURE ACCESS TO SERVICES IN A COMPUTER NETWORK	2,341,213	1998-08-21	Issued	2,341,213	2009-05-26

China	SYSTEM AND METHOD FOR ENABLING SECURE ACCESS TO SERVICES IN A COMPUTER NETWORK	98814246-5	1998-08-21	Issued	CN1227858 C	2005-11-16

Israel	SYSTEM AND METHOD FOR SECURELY SYNCHRONIZING MULTIPLE COPIES OF A WORKSPACE ELEMENT IN A NETWORK	125977	1998-08-28	Issued	FR125977	2003-04-13

Japan	SYSTEM AND METHOD FOR SECURELY SYNCHRONIZING MULTIPLE COPIES OF A WORKSPACE ELEMENT IN A NETWORK	10-251467	1998-09-04	Issued	3474453	2003-09-19

United States	SYSTEM AND METHOD FOR UPDATING A REMOTE DATABASE IN A NETWORK	09/167,044	1998-10-05	Issued	6,131,096	2000-10-10

United States	ENTERPRISE CONNECTIVITY TO HANDHELD DEVICES	09/220,284	1998-12-23	Issued	6,324,542	2001-11-27

Germany	SYSTEM AND METHOD FOR USING A WORKSPACE DATA MANAGER TO ACCESS, MANIPULATE AND SYNCHRONIZE NETWORK DATA	09150400-1	1999-01-15	Issued	EP2048586	2012-03-14

European Patent Office	DIVISIONAL - SYSTEM AND METHOD FOR USING A WORKSPACE DATA MANAGER TO ACCESS, MANIPULATE AND SYNCHRONIZE NETWORK DATA	10184699-6	1999-01-15	Pending

France	SYSTEM AND METHOD FOR USING A WORKSPACE DATA MANAGER TO ACCESS, MANIPULATE AND SYNCHRONIZE NETWORK DATA	09150400-1	1999-01-15	Issued	EP2048586	2012-03-14

United Kingdom	SYSTEM AND METHOD FOR USING A WORKSPACE DATA MANAGER TO ACCESS, MANIPULATE AND SYNCHRONIZE NETWORK DATA	09150400-1	1999-01-15	Issued	EP2048586	2012-03-14

Netherlands	SYSTEM AND METHOD FOR USING A WORKSPACE DATA MANAGER TO ACCESS, MANIPULATE AND SYNCHRONIZE NETWORK DATA	09150400-1	1999-01-15	Issued	EP2048586	2012-03-14

United States	SYSTEM AND METHOD FOR ENCRYPTING AND DECRYPTING FILES	09/378,226	1999-08-19	Issued	7,373,517	2008-05-13

China	SYSTEM AND METHOD FOR UPDATING A REMOTE DATABASE IN A NETWORK	99813140-7	1999-09-21	Issued	CN1129083 C	2003-11-26

Jurisdiction	Title	App. No.	App. Date	Status	Reg. No.	Reg. Date

Germany	SYSTEM AND METHOD FOR UPDATING A REMOTE DATABASE IN A NETWORK	99948341-5	1999-09-21	Issued	EP1127321	2013-04-03

France	SYSTEM AND METHOD FOR UPDATING A REMOTE DATABASE IN A NETWORK	99948341-5	1999-09-21	Issued	EP1127321	2013-04-03

United Kingdom	SYSTEM AND METHOD FOR UPDATING A REMOTE DATABASE IN A NETWORK	99948341-5	1999-09-21	Issued	EP1127321	2013-04-03

Japan	SYSTEM AND METHOD FOR UPDATING A REMOTE DATABASE IN A NETWORK	2000-575049	1999-09-21	Issued	4757384	2011-06-10

Netherlands	SYSTEM AND METHOD FOR UPDATING A REMOTE DATABASE IN A NETWORK	99948341-5	1999-09-21	Issued	EP1127321	2013-04-03

United States	SYSTEM AND METHOD FOR AUTOMATICALLY FORWARDING E-MAIL AND E-MAIL EVENTS VIA A COMPUTER NETWORK TO A SERVER COMPUTER	09/528,363	2000-03-17	Issued	7,739,334	2010-06-15

United States	SYSTEM AND METHOD FOR GLOBALLY AND SECURELY ACCESSING UNIFIED INFORMATION IN A COMPUTER NETWORK	09/666,877	2000-09-20	Issued	6,708,221	2004-03-16

United States	SYSTEM AND METHOD FOR PROGRESSIVE AND HIERARCHICAL CACHING	09/872,753	2001-06-01	Issued	7,228,383	2007-06-05

United States	METHOD AND SYSTEM FOR DETERMINING INFORMATION TO ACCESS AN ELECTRONIC MAIL ACCOUNT	09/872,859	2001-06-01	Issued	7,284,045	2007-10-16

United States	INTERACTIVE VOICE AND TEXT MESSAGE SYSTEM	09/884,531	2001-06-19	Issued	7,444,375	2008-10-26

United States	SYSTEM AND METHOD FOR PERSON-TO-PERSON MESSAGING WITH A VALUE-ADDED SERVICE	09/896,054	2001-06-29	Issued	7,389,118	2008-06-17

United States	SYSTEM AND METHOD FOR COMPRESSING DATA ON A BANDWIDTH-LIMITED NETWORK	09/902,060	2001-07-09	Issued	7,064,688	2006-06-20

United States	SYSTEM AND METHOD FOR TRANSMITTING WORKSPACE ELEMENTS ACROSS A NETWORK	09/921,228	2001-08-01	Issued	7,225,231	2007-05-29

United States	USER INTERFACE FOR A DATA PROCESSING APPARATUS	10/056,313	2002-01-23	Issued	6,741,232	2004-05-25

United States	SERVER INITIATED SYNCHRONIZATION	10/107,032	2002-03-26	Issued	7,788,382	2010-08-31

United States	POWER MANAGEMENT AND DEVICE ILLUMINATION MECHANISMS FOR A PERSONAL DIGITAL ASSISTANT	10/114,548	2002-04-02	Issued	6,726,106	2004-04-27

United States	DATA CARRIER FOR A PACKET-SWITCHED COMMUNICATION NETWORK	10/117,492	2002-04-04	Issued	8,094,591	2012-01-10

Germany	METHOD AND NETWORK DEVICE FOR SYNCHRONIZATION OF DATABASE DATA ROUTED THROUGH A ROUTER	02724501-8	2002-04-17	Issued	EP1495420	2008-11-12

Finland	METHOD AND NETWORK DEVICE FOR SYNCHRONIZATION OF DATABASE DATA ROUTED THROUGH A ROUTER	02724501-8	2002-04-17	Issued	EP1495420	2008-11-12

France	METHOD AND NETWORK DEVICE FOR SYNCHRONIZATION OF DATABASE DATA ROUTED THROUGH A ROUTER	02724501-8	2002-04-17	Issued	EP1495420	2008-11-12

Jurisdiction	Title	App. No.	App. Date	Status	Reg. No.	Reg. Date

United Kingdom	METHOD AND NETWORK DEVICE FOR SYNCHRONIZATION OF DATABASE DATA ROUTED THROUGH A ROUTER	02724501-8	2002-04-17	Issued	EP1495420	2008-11-12

Netherlands	METHOD AND NETWORK DEVICE FOR SYNCHRONIZATION OF DATABASE DATA ROUTED THROUGH A ROUTER	02724501-8	2002-04-17	Issued	EP1495420	2008-11-12

United States	SYSTEM AND METHOD FOR AUTOMATICALLY UPDATING A WIRELESS DEVICE	10/133,817	2002-04-24	Issued	7,447,799	2008-11-04

Germany	SYSTEM AND METHOD FOR PROGRESSIVE AND HIERARCHICAL CACHING	02737257-2	2002-05-31	Issued	EP1393185	2011-03-23

France	SYSTEM AND METHOD FOR PROGRESSIVE AND HIERARCHICAL CACHING	02737257-2	2002-05-31	Issued	EP1393185	2011-03-23

United Kingdom	SYSTEM AND METHOD FOR PROGRESSIVE AND HIERARCHICAL CACHING	02737257-2	2002-05-31	Issued	EP1393185	2011-03-23

Netherlands	SYSTEM AND METHOD FOR PROGRESSIVE AND HIERARCHICAL CACHING	02737257-2	2002-05-31	Issued	EP1393185	2011-03-23

United States	ANTENNA SYSTEM FOR A WIRELESS DEVICE	10/164,819	2002-06-06	Issued	6,727,856	2004-04-27

United States	INFORMATION REPOSITORY SYSTEM INCLUDING A WIRELESS DEVICE AND RELATED METHOD	10/171,048	2002-06-12	Pending

United States	OPTIMIZED USER INTERFACE FOR SMALL SCREEN DEVICES	10/174,715	2002-06-18	Issued	7,032,181	2006-04-18

Germany	SYSTEM AND METHOD FOR PERSON-TO-PERSON MESSAGING WITH A VALUE-ADDED SERVICE	02013573-7	2002-06-20	Issued	EP1271908	2007-01-24

France	SYSTEM AND METHOD FOR PERSON-TO-PERSON MESSAGING WITH A VALUE-ADDED SERVICE	02013573-7	2002-06-20	Issued	EP1271908	2007-01-24

United Kingdom	SYSTEM AND METHOD FOR PERSON-TO-PERSON MESSAGING WITH A VALUE-ADDED SERVICE	02013573-7	2002-06-20	Issued	EP1271908	2007-01-24

United States	SYSTEM AND METHOD FOR MODIFYING APPLICATION BEHAVIOUR BASED ON NETWORK BANDWIDTH	10/191,093	2002-07-08	Issued	8,516,034	2013-08-20

United States	METHOD AND APPARATUS FOR IMPLEMENTING A REAL-TIME EVENT MANAGEMENT PLATFORM	10/236,003	2002-09-04	Issued	7,454,459	2008-11-18

United States	METHOD AND SYSTEM FOR DOWNLOADING TABLES TO DEVICES WITH LOW MEMORY RESOURCES	10/252,622	2002-09-23	Pending

China	ARRANGEMENT OF DATA SYNCHRONIZATION IN A TELECOMMUNICATIONS SYSTEM	02822328-4	2002-11-11	Issued	CN1280759 C	2006-10-18

European Patent Office	ARRANGEMENT OF DATA SYNCHRONIZATION IN A TELECOMMUNICATIONS SYSTEM	02777372-0	2002-11-11	Pending

Republic of Korea	ARRANGEMENT OF DATA SYNCHRONIZATION IN A TELECOMMUNICATIONS SYSTEM	2004-7003479	2002-11-11	Issued	0945221	2010-02-24

United States	ARRANGEMENT OF DATA SYNCHRONIZATION IN A TELECOMMUNICATIONS SYSTEM	10/292,086	2002-11-11	Issued	7,376,697	2008-05-20

European Patent Office	SYSTEM AND METHODS FOR ASYNCHRONOUS SYNCHRONIZATION	02792269-9	2002-11-15	Pending

Jurisdiction	Title	App. No.	App. Date	Status	Reg. No.	Reg. Date

United States	SYSTEM AND METHODS FOR ASYNCHRONOUS SYNCHRONIZATION	10/295,702	2002-11-15	Issued	7,752,166	2010-07-06

United States	METHOD AND NETWORK DEVICE FOR SYNCHRONIZATION OF DATABASE DATA ROUTED THROUGH A ROUTER	10/410,881	2003-04-09	Issued	7,590,629	2009-09-15

China	SYSTEM AND METHOD FOR AUTOMATICALLY UPDATING A WIRELESS DEVICE	03813261-3	2003-04-23	Issued	CN100593165 C	2010-03-03

Germany	SYSTEM AND METHOD FOR AUTOMATICALLY UPDATING A WIRELESS DEVICE	03726450-4	2003-04-23	Issued	EP1532538	2008-05-07

France	SYSTEM AND METHOD FOR AUTOMATICALLY UPDATING A WIRELESS DEVICE	03726450-4	2003-04-23	Issued	EP1532538	2008-05-07

United Kingdom	SYSTEM AND METHOD FOR AUTOMATICALLY UPDATING A WIRELESS DEVICE	03726450-4	2003-04-23	Issued	EP1532538	2008-05-07

Germany	DIVISIONAL - ADAPTIVE SYNCHRONIZATION OF SERVICE DATA	09175614-8	2003-04-30	Issued	EP2207328	2013-03-20

Germany	ADAPTIVE SYNCHRONIZATION OF SERVICE DATA	03726541-0	2003-04-30	Issued	EP1502199	2009-11-11

France	DIVISIONAL - ADAPTIVE SYNCHRONIZATION OF SERVICE DATA	09175614-8	2003-04-30	Issued	EP2207328	2013-03-20

France	ADAPTIVE SYNCHRONIZATION OF SERVICE DATA	03726541-0	2003-04-30	Issued	EP1502199	2009-11-11

United Kingdom	DIVISIONAL - ADAPTIVE SYNCHRONIZATION OF SERVICE DATA	09175614-8	2003-04-30	Issued	EP2207328	2013-03-20

United Kingdom	ADAPTIVE SYNCHRONIZATION OF SERVICE DATA	03726541-0	2003-04-30	Issued	EP1502199	2009-11-11

Japan	ADAPTIVE SYNCHRONIZATION OF SERVICE DATA	2004-502182	2003-04-30	Issued	4588443	2010-09-17

Netherlands	DIVISIONAL - ADAPTIVE SYNCHRONIZATION OF SERVICE DATA	09175614-8	2003-04-30	Issued	EP2207328	2013-03-20

Netherlands	ADAPTIVE SYNCHRONIZATION OF SERVICE DATA	03726541-0	2003-04-30	Issued	EP1502199	2009-11-11

United States	SYSTEM AND METHOD FOR NOTIFYING MOBILE DEVICES BASED ON DEVICE TYPE AND NETWORK CAPABILITIES	10/430,943	2003-05-07	Issued	7,275,073	2007-09-25

United States	COLLABORATIVE DATA AND INTELLIGENT SYNCHRONIZATION FOR MOBILE DEVICES	10/434,138	2003-05-08	Issued	7,890,091	2011-02-15

United States	MULTIMEDIA CONTROL WITH ONE-CLICK DEVICE SELECTION	10/434,967	2003-05-09	Issued	7,840,631	2010-11-23

United States	MOBILE APPLICATION BUILDER	10/436,298	2003-05-12	Issued	7,184,801	2007-02-27

Australia	SYSTEM AND METHOD FOR PREVENTING ACCESS TO DATA ON A COMPROMISED REMOTE DEVICE	2003259893	2003-08-09	Issued	2003259893	2009-06-25

China	SYSTEM AND METHOD FOR PREVENTING ACCESS TO DATA ON A COMPROMISED REMOTE DEVICE	03822497-6	2003-08-09	Issued	CN100380337 C	2008-04-09

Germany	DIVISIONAL - PREVENTING ACCESS TO DATA ON A COMPROMISED REMOTE DEVICE	10185486-7	2003-08-09	Issued	EP2375336	2013-06-26

European Patent Office	SYSTEM AND METHOD FOR PREVENTING ACCESS TO DATA ON A COMPROMISED REMOTE DEVICE	03785295-1	2003-08-09	Pending

France	DIVISIONAL - PREVENTING ACCESS TO DATA ON A COMPROMISED REMOTE DEVICE	10185486-7	2003-08-09	Issued	EP2375336	2013-06-26

Jurisdiction	Title	App. No.	App. Date	Status	Reg. No.	Reg. Date

United Kingdom	DIVISIONAL - PREVENTING ACCESS TO DATA ON A COMPROMISED REMOTE DEVICE	10185486-7	2003-08-09	Issued	EP2375336	2013-06-26

India	SYSTEM AND METHOD FOR PREVENTING ACCESS TO DATA ON A COMPROMISED REMOTE DEVICE	8584/DELNP/2007	2003-08-09	Pending

India	SYSTEM AND METHOD FOR PREVENTING ACCESS TO DATA ON A COMPROMISED REMOTE DEVICE	875/DELNP/2005	2003-08-09	Issued	247209	2011-03-30

Japan	SYSTEM AND METHOD FOR PREVENTING ACCESS TO DATA ON A COMPROMISED REMOTE DEVICE	2004-528143	2003-08-09	Issued	4612416	2010-10-22

Netherlands	DIVISIONAL - PREVENTING ACCESS TO DATA ON A COMPROMISED REMOTE DEVICE	10185486-7	2003-08-09	Issued	EP2375336	2013-06-26

United States	SYSTEM AND METHOD FOR PREVENTING ACCESS TO DATA ON A COMPROMISED REMOTE DEVICE	10/637,267	2003-08-09	Issued	8,012,219	2011-09-06

United States	COMMUNICATION SYSTEM AND METHOD FOR COMPRESSING INFORMATION SENT BY A COMMUNICATION DEVICE TO A TARGET PORTABLE COMMUNICATION DEVICE	10/721,449	2003-11-25	Issued	7,039,394	2006-05-02

United States	SYSTEM AND METHOD FOR GLOBALLY AND SECURELY ACCESSING UNIFIED INFORMATION IN A COMPUTER NETWORK	10/741,113	2003-12-19	Issued	7,039,679	2006-05-02

Germany	DIVISIONAL - DETECTION OF REMOTE TERMINAL DISCONNECTION FROM GATEWAY	10169425-5	2004-02-02	Issued	EP2325743	2012-12-19

Germany	ASYNCHRONOUS REAL-TIME RETRIEVAL OF DATA	04707416-6	2004-02-02	Issued	EP1634162	2010-07-14

France	DIVISIONAL - DETECTION OF REMOTE TERMINAL DISCONNECTION FROM GATEWAY	10169425-5	2004-02-02	Issued	EP2325743	2012-12-19

France	ASYNCHRONOUS REAL-TIME RETRIEVAL OF DATA	04707416-6	2004-02-02	Issued	EP1634162	2010-07-14

United Kingdom	DIVISIONAL - DETECTION OF REMOTE TERMINAL DISCONNECTION FROM GATEWAY	10169425-5	2004-02-02	Issued	EP2325743	2012-12-19

United Kingdom	ASYNCHRONOUS REAL-TIME RETRIEVAL OF DATA	04707416-6	2004-02-02	Issued	EP1634162	2010-07-14

Netherlands	DIVISIONAL - DETECTION OF REMOTE TERMINAL DISCONNECTION FROM GATEWAY	10169425-5	2004-02-02	Issued	EP2325743	2012-12-19

Netherlands	ASYNCHRONOUS REAL-TIME RETRIEVAL OF DATA	04707416-6	2004-02-02	Issued	EP1634162	2010-07-14

United States	ASYNCHRONOUS REAL-TIME RERIEVAL OF DATA	10/770,841	2004-02-02	Issued	7,363,349	2008-04-22

China	DATA ACCESS, RELICATION OR COMMUNICATION SYSTEM COMPRISING A DISTRIBUTED SOFTWARE APPLICATION	0480013537-6	2004-04-19	Issued	CN1792076 B	2010-08-18

Germany	DATA ACCESS, REPLICATION OR COMMUNICATION SYSTEM COMPRISING A DISTRIBUTED SOFTWARE APPLICATION	04728203-3	2004-04-19	Issued	EP1618727	2010-09-22

France	DATA ACCESS, REPLICATION OR COMMUNICATION SYSTEM COMPRISING A DISTRIBUTED SOFTWARE APPLICATION	04728203-3	2004-04-19	Issued	EP1618727	2010-09-22

United Kingdom	DATA ACCESS, REPLICATION OR COMMUNICATION SYSTEM COMPRISING A DISTRIBUTED SOFTWARE APPLICATION	04728203-3	2004-04-19	Issued	EP1618727	2010-09-22

Jurisdiction	Title	App. No.	App. Date	Status	Reg. No.	Reg. Date

United States	HANDLING OF CONTENT IN A DATA PROCESSING DEVICE	10/923,650	2004-08-20	Issued	7,672,978	2010-03-02

United States	COMMUNICATION SYSTEM AND METHOD WITH MOBILE DEVICES	10/964,912	2004-10-13	Issued	7,620,001	2009-11-17

China	AUTOMATED DATA MIGRATION	0580005609-7	2005-02-18	Issued	CN1922844 B	2010-12-08

Germany	AUTOMATED DATA MIGRATION	05708566-4	2005-02-18	Issued	EP1719328	2010-07-21

United Kingdom	AUTOMATED DATA MIGRATION	05708566-4	2005-02-18	Issued	EP1719328	2010-07-21

Republic of Korea	AUTOMATED DATA MIGRATION	2006-7016768	2005-02-18	Issued	888662	2009-03-06

United States	SYSTEM AND METHOD FOR MONITORING AND MAINTAINING A WIRELESS DEVICE	11/145,391	2005-06-03	Issued	7,970,386	2011-06-28

United States	WIRELESS DEVICE DORMANCY OVERRIDE	11/146,820	2005-06-07	Issued	7,590,403	2009-09-15

Germany	DYNAMIC KNOWLEDGE-BASED NETWORKING SYSTEM AND METHOD	05773570-6	2005-07-19	Issued	EP1786821	2009-09-16

France	DYNAMIC KNOWLEDGE-BASED NETWORKING SYSTEM AND METHOD	05773570-6	2005-07-19	Issued	EP1786821	2009-09-16

United Kingdom	DYNAMIC KNOWLEDGE-BASED NETWORKING SYSTEM AND METHOD	05773570-6	2005-07-19	Issued	EP1786821	2009-09-16

Netherlands	DYNAMIC KNOWLEDGE-BASED NETWORKING SYSTEM AND METHOD	05773570-6	2005-07-19	Issued	EP1786821	2009-09-16

United States	SYSTEM AND METHOD OF DATA SECURITY IN SYNCHRONIZING DATA WITH A CLIENT DEVICE	11/261,529	2005-10-28	Issued	8,001,082	2011-08-16

United States	METHOD AND SYSTEM FOR DISTRIBUTING AND UPDATING SOFTWARE IN WIRELESS DEVICE	11/363,583	2006-02-27	Issued	7,702,322	2010-04-20

United States	METHOD AND SYSTEM FOR DISTRIBUTING AND UPDATING SOFTWARE IN WIRELESS DEVICE	11/363,582	2006-02-27	Issued	7,620,392	2009-11-17

China	SYSTEM AND METHOD FOR MONITORING AND MAINTAINING A WIRELESS DEVICE	0680024899-4	2006-06-01	Issued	CN101449607 B	2013-06-19

European Patent Office	SYSTEM AND METHOD FOR MONITORING AND MAINTAINING A WIRELESS DEVICE	06760627-7	2006-06-01	Pending

United States	DATA ACCESS, REPLICATION OR COMMUNICATION SYSTEM COMPRISING A DISTRIBUTED SOFTWARE APPLICATION	10/553,721	2006-09-06	Issued	7,912,896	2011-03-22

United States	MEETING INTEGRATION FOR A MESSAGING AND SCHEDULING APPLICATION	11/642,363	2006-12-18	Pending

European Patent Office	DIVISIONAL - SEARCH CONCENTRATOR (MOBILE DEVICE)	12160229-6	2007-04-02	Pending

United States	MOBILE SOCIAL NETWORKING SYSTEM AND METHOD	11/789,695	2007-04-24	Pending

United States	ADAPTIVE SYNCHRONIZATION OF SERVICE DATA	11/872,633	2007-10-15	Issued	8,412,805	2013-04-02

United States	CELL AUTHOR	12/032,093	2008-02-15	Pending

Jurisdiction	Title	App. No.	App. Date	Status	Reg. No.	Reg. Date

European Patent Office	MOBILE SOCIAL NETWORKING SYSTEM AND METHOD	08799914-0	2008-04-24	Pending

United States	SMARTPHONE-BASED SYSTEM AND METHOD FOR GLOBALLY AND SECURELY ACCESSING UNIFIED INFORMATION IN A COMPUTER NETWORK	12/480,500	2009-06-08	Issued	8,745,167	2014-06-03

United States	SYSTEM AND METHOD FOR GLOBALLY AND SECURELY ACCESSING UNIFIED INFORMATION IN A COMPUTER NETWORK	12/489,318	2009-06-22	Issued	8,812,702	2014-08-19

United States	GLOBAL SERVER FOR AUTHENTICATING ACCESS TO REMOTE SERVICES	12/489,326	2009-06-22	Issued	8,117,344	2012-02-14

European Patent Office	SYSTEMS AND ASSOCIATED METHODOLOGY OF ENRICHING CONTACTS OF A REMOTE CLIENT	09812250-0	2009-09-04	Pending

United States	SYSTEMS AND ASSOCIATED METHODOLOGY OF ENRICHING CONTACTS OF A REMOTE CLIENT	12/554,428	2009-09-04	Issued	8,942,675	2015-01-27

United States	CONTINUATION OF 11/363,582- METHOD AND SYSTEM FOR DISTRIBUTING AND UPDATING SOFTWARE IN WIRELESS DEVICE	12/577,428	2009-10-12	Issued	8,078,157	2011-12-13

Canada	METHODS AND APPARATUS FOR CONTENT-AWARE DATA PARTITIONING AND DATA DE-DUPLICATION	2,747,661	2009-12-18	Pending

China	METHODS AND APPARATUS FOR CONTENT-AWARE DATA PARTITIONING AND DATA DE-DUPLICATION	0980155547-6	2009-12-18	Pending

European Patent Office	METHODS AND APPARATUS FOR CONTENT-AWARE DATA PARTITIONING AND DATA DE-DUPLICATION	09837974-6	2009-12-18	Pending

Hong Kong	METHODS AND APPARATUS FOR CONTENT-AWARE DATA PARTITIONING AND DATA DE-DUPLICATION	12106045-8	2009-12-18	Pending

India	METHODS AND APPARATUS FOR CONTENT-AWARE DATA PARTITIONING AND DATA DE-DUPLICATION	2995/KOLNP/2011	2009-12-18	Pending

Japan	METHODS AND APPARATUS FOR CONTENT-AWARE DATA PARTITIONING AND DATA DE-DUPLICATION	2011-542475	2009-12-18	Issued	5468620	2014-02-07

United States	METHODS AND APPARATUS FOR CONTENT-AWARE DATA PARTITIONING	12/642,033	2009-12-18	Issued	8,589,455	2013-11-19

United States	METHODS AND APPARATUS FOR CONTENT-AWARE DATA DE-DUPLICATION	12/642,023	2009-12-18	Issued	7,925,683	2011-04-12

United States	CONTINUATION - SYSTEM AND METHODS FOR ASYNCHRONOUS SYNCHRONIZATION	12/645,799	2009-12-23	Issued	8,255,359	2012-08-28

United States	CONTINUATION - ASYNCHRONOUS REAL-TIME RETRIEVAL OF DATA	12/708,277	2010-02-18	Issued	8,041,776	2011-10-18

United States	SERVICE MANAGEMENT SYSTEM FOR PROVIDING SERVICE RELATED MESSAGE PRIORITIZATION IN A MOBILE CLIENT	12/770,936	2010-04-30	Issued	8,150,431	2012-04-03

United States	SYSTEM AND METHOD FOR SEARCHING DISPARATE DATASTORES VIA A REMOTE DEVICE	12/294,708	2010-05-17	Pending

United States	GMM PIM	12/791,749	2010-06-01	Pending

Jurisdiction	Title	App. No.	App. Date	Status	Reg. No.	Reg. Date

United States	CONTINUATION - ASYNCHRONOUS SYNCHRONIZATION VIA TEMPORARY STORAGE	12/796,969	2010-06-09	Issued	8,069,144	2011-11-29

United States	OSUI - SUBJECT BUCKETING	12/829,157	2010-07-01	Pending

United States	APPGUARDIAN	12/876,214	2010-09-06	Pending

European Patent Office	APPGUARDIAN	10819226-1	2010-09-07	Pending

United States	CONTINUATION - SYSTEM AND METHOD FOR PREVENTING ACCESS TO DATA ON A COMPROMISED REMOTE DEVICE	12/885,061	2010-09-17	Issued	8,696,765	2014-04-15

United States	CONTINUATION - ADAPTIVE SYNCHRONIZATION OF SERVICE DATA	12/900,128	2010-10-07	Pending

United States	WELL-BEHAVEDNESS	12/912,571	2010-10-26	Pending

United States	CHESHIRE CAT	12/975,145	2010-12-21	Issued	8,984,657	2015-03-17

United States	WATCHDOG PLUS PUSH NOTIFICATION SYSTEM	13/025,984	2011-02-11	Issued	8,407,776	2013-03-26

United States	NEXT GENERATION CALENDAR	13/034,493	2011-02-24	Pending

United States	CONTINUATION - IDENTIFICATION-BASED DOWNLOAD OF EXECUTABLES TO A SMARTPHONE	13/038,801	2011-03-02	Pending

China	DISTRIBUTED CATALOG, DATA STORE, AND INDEXING	1180023657-4	2011-03-14	Pending

European Patent Office	DISTRIBUTED CATALOG, DATA STORE, AND INDEXING	11754244-9	2011-03-14	Pending

United States	DISTRIBUTED CATALOG, DATA STORE, AND INDEXING	13/047,273	2011-03-14	Pending

China	HIGHLY SCALABLE AND DISTRIBUTED DATA DE-DUPLICATION	1180024508-X	2011-03-16	Pending

European Patent Office	HIGHLY SCALABLE AND DISTRIBUTED DATA DE-DUPLICATION	11756927-7	2011-03-16	Pending

United States	HIGHLY SCALABLE AND DISTRIBUTED DATA DE-DUPLICATION	13/049,095	2011-03-16	Issued	8,452,739	2013-05-28

United States	APP BUYER	13/087,322	2011-04-14	Pending

United States	SINGLE-SIGN ON	13/101,962	2011-05-05	Pending

United States	MOBILE APPLICATION PERFORMANCE MANAGEMENT	13/105,478	2011-05-11	Pending

United States	CONTINUATION - SYSTEM AND METHOD FOR MONITORING AND MAINTAINING A WIRELESS DEVICE	13/113,478	2011-05-23	Issued	8,351,908	2013-01-08

European Patent Office	GMM PIM	11749230-6	2011-06-17	Pending

China	GMM PIM	1180038108-4	2011-06-17	Pending

China	OSUI - SUBJECT BUCKETING	1180032841-5	2011-07-01	Pending

European Patent Office	OSUI - SUBJECT BUCKETING	11735826-7	2011-07-01	Pending

Jurisdiction	Title	App. No.	App. Date	Status	Reg. No.	Reg. Date

United States	CONTINUATION - SYSTEM AND METHOD OF DATA SCRUTINY IN SYNCHRONIZING DATA	13/183,138	2011-07-14	Issued	8,429,128	2013-04-23

China	CONSTANT ACCESS GATEWAY AND DE-DUPLICATED DATA CACHE SERVER	1180041196-3	2011-08-24	Pending

European Patent Office	CONSTANT ACCESS GATEWAY AND DE-DUPLICATED DATA CACHE SERVER	11820595-4	2011-08-24	Pending

United States	CONSTANT ACCESS GATEWAY AND DE-DUPLICATED DATA CACHE SERVER	13/216,962	2011-08-24	Pending

United States	CONTINUATION - ASYNCHRONOUS REAL-TIME RETRIEVAL OF DATA	13/225,786	2011-09-06	Issued	8,478,829	2013-07-02

United States	CATALOGUE SYSTEM FOR APPS	13/277,051	2011-10-19	Pending

China	WELL-BEHAVEDNESS	1180062749-3	2011-10-21	Pending

European Patent Office	WELL-BEHAVEDNESS	11782076-1	2011-10-21	Pending

United States	ANONYMOUS AGGREGATION	13/299,304	2011-11-17	Pending

China	WATCHDOG PLUS PUSH NOTIFICATION SYSTEM	1280017785-2	2012-02-06	Pending

European Patent Office	WATCHDOG PLUS PUSH NOTIFICATION SYSTEM	12705012-8	2012-02-06	Pending

United States	SYSTEM AND METHOD FOR TASK SPECIFIC, METERED BANDWIDTH CONTROL WITHIN SHARED CLIENT ENVIRONMENT ON MOBILE COMMUNICATIONS PLATFORM	13/369,055	2012-02-08	Issued	8,594,618	2013-11-26

China	NEXT GENERATION CALENDAR	1280019975-8	2012-02-10	Pending

European Patent Office	NEXT GENERATION CALENDAR	12708786-4	2012-02-10	Pending

China	SINGLE-SIGN ON	1280021581-6	2012-05-02	Pending

European Patent Office	SINGLE-SIGN ON	12720376-8	2012-05-02	Pending

China	CATALOGUE SYSTEM FOR APPS	1280051528-0	2012-10-19	Pending

European Patent Office	CATALOGUE SYSTEM FOR APPS	12841035-4	2012-10-19	Pending

China	ANONYMOUS AGGREGATION	1280056667-2	2012-11-15	Pending

European Patent Office	ANONYMOUS AGGREGATION	12799091-9	2012-11-15	Pending

United States	FRACTIONAL APPLICATIONS PRODUCT CATALOG	13/690,834	2012-11-30	Issued	8,825,002	2014-09-02

United States	CONTINUATION - SYSTEM AND METHOD FOR MONITORING AND MAINTAINING A WIRELESS DEVICE	13/728,625	2012-12-27	Issued	8,849,257	2014-09-30

United States	APP-SPECIFIC POLICIES	13/745,226	2013-01-18	Pending

China	SECURE VIEWER - EDITOR	1380011109-9	2013-02-27	Pending

Jurisdiction	Title	App. No.	App. Date	Status	Reg. No.	Reg. Date

European Patent Office	SECURE VIEWER - EDITOR	13754649-5	2013-02-27	Pending

China	LOCAL PROXY MECHANISM	1380011096-5	2013-02-27	Pending

European Patent Office	LOCAL PROXY MECHANISM	13755025-7	2013-02-27	Pending

China	PASSWORD GENERATION	1380011113-5	2013-02-27	Pending

European Patent Office	PASSWORD GENERATION	13755600-7	2013-02-27	Pending

United States	SECURE VIEWER - EDITOR	13/780,191	2013-02-28	Pending

United States	LOCAL PROXY MECHANISM	13/780,245	2013-02-28	Pending

United States	PASSWORD GENERATION	13/780,283	2013-02-28	Pending

United States	DRAW TO AUTHENTICATE	13/838,446	2013-03-15	Pending

United States	CONTINUATION - WATCHDOG PLUS PUSH NOTIFICATION SYSTEM	13/845,435	2013-03-18	Pending

United States	SYSTEM AND METHOD OF DATA SCRUTINY IN SYNCHRONIZING DATA	13/847,621	2013-03-20	Pending

European Patent Office	DRAW TO AUTHENTICATE	13720811-2	2013-04-10	Pending

United States	CONTINUATION - HIGHLY SCALABLE AND DISTRIBUTED DATA DE- DUPLICATION	13/865,552	2013-04-18	Pending

United States	MULTI-PROFILE MOBILE DEVICE INTERFACE FOR SAME USER	13/896,543	2013-05-17	Pending

United States	CONTEXT-AWARE RISK MEASUREMENT MOBILE DEVICE MANAGEMENT SYSTEM	13/906,893	2013-05-31	Pending

China	SERVICE DISCOVERY FRAMEWORK	1380038153-9	2013-07-16	Pending

European Patent Office	SERVICE DISCOVERY FRAMEWORK	13820097-7	2013-07-16	Pending

United States	CENTRALIZED SELECTIVE APPLICATION APPROVAL FOR MOBILE DEVICES	13/955,622	2013-07-31	Pending

United States	SYSTEM AND METHOD FOR PROVIDING BROADBAND WIRELESS ACCESS TO A NETWORK ON A WHITE LABEL BASIS	14/037,602	2013-09-26	Pending

United States	ON-DEVICE CLIENT FOR PROVIDING RESTRICTED, ALWAYS-HOT ACCESS TO MOBILE BROADBAND SERVICE	14/038,180	2013-09-26	Pending

United States	SYSTEM AND METHOD FOR TASK SPECIFIC, METERED BANDWIDTH CONTROL WITHIN SHARED CLIENT ENVIRONMENT ON MOBILE COMMUNICATIONS PLATFORMS	14/038,389	2013-09-26	Pending

Jurisdiction	Title	App. No.	App. Date	Status	Reg. No.	Reg. Date

United States	MANAGING CONTAINERIZED APPLICATIONS ON A MOBILE DEVICE WHILE BYPASSING OPERATING SYSTEM IMPLEMENTED INTER PROCESS COMMUNICATION	14/093,005	2013-11-28	Pending

Canada	EXPLOIT DETECTION AND REPORTING OF A DEVICE USING SERVER CHAINING	2,835,933	2013-12-06	Pending

United Kingdom	SECURE DEVICE TO DEVICE COMMUNICATION CHANNELS (SERVER ASPECTS)	1322032-2	2013-12-12	Pending

United Kingdom	SECURE DEVICE TO DEVICE COMMUNICATION CHANNELS (CLIENT ASPECTS)	1322033-0	2013-12-12	Pending

United States	REISSUE - DOWNLOAD RESTRICTIONS	14/106,534	2013-12-13	Pending

Patent Cooperation Treaty	SECURE INTRA APP CUT COPY PASTE	PCT/US2014/010559	2014-01-07	Pending

Patent Cooperation Treaty	DELEGATED ACTIVATION	PCT/US2014/013457	2014-01-28	Pending

United States	CONTINUATION - SYSTEM AND METHOD FOR PREVENTING ACCESS TO DATA ON A COMPROMISED REMOTE DEVICE	14/192,802	2014-02-27	Pending

Patent Cooperation Treaty	OSUI - APP REGISTRATION	PCT/US2014/26728	2014-03-13	Pending

Canada	MULTI-PROFILE MOBILE DEVICE INTERFACE FOR SAME USER	2,847,507	2014-03-24	Pending

Canada	CONTEXT-AWARE RISK MEASUREMENT MOBILE DEVICE MANAGEMENT SYSTEM	2,852,572	2014-05-28	Pending

Patent Cooperation Treaty	CENTRALIZED SELECTIVE APPLICATION APPROVAL FOR MOBILE DEVICES	PCT/US2014/048968	2014-07-30	Pending

United States	CONTINUATION - SYSTEM AND METHOD FOR MONITORING AND MAINTAINING A WIRELESS DEVICE	14/472,229	2014-08-28	Pending

Jurisdiction	Title	App. No.	App. Date	Status	Reg. No.	Reg. Date

Patent Cooperation Treaty	KCD-BASED USER AUTHENTICATION	PCT/US2014/065977	2014-11-17	Pending

Patent Cooperation Treaty	MANAGING CONTAINERIZED APPLICATIONS ON A MOBILE DEVICE WHILE BYPASSING OPERATING SYSTEM IMPLEMENTED INTER PROCESS COMMUNICATION	PCT/US2014/067694	2014-11-26	Pending

United States	CONTINUATION - SYSTEMS AND ASSOCIATED METHODOLOGY OF ENRICHING CONTACTS OF A REMOTE CLIENT	14/567,992	2014-12-11	Pending

Patent Cooperation Treaty	SECURE DEVICE TO DEVICE COMMUNICATION CHANNELS	PCT/US2014/069823	2014-12-11	Pending

United States	SERVICE DISCOVERY FRAMEWORK	14/599,310	2015-01-16	Pending

2.9(b)(ii)

Trademarks

Trademark	App. No.	App. Date	Reg. No.	Reg. Date	Next Deadline	Int’l Class.
GOOD Wordmark	76307085	8/29/2001	3318887	10/23/2007	10/23/2017 Sct. 8 & 9	9, 38, 42

GOOD and Design (Square Logo)	76978807	8/29/2001	3458624	7/1/2008	7/1/2018 Sct. 8 & 9	9

GOOD and Design (Square Logo)	76307076	8/29/2001	3462753	7/8/2008	7/8/2018 Sct. 8 & 9	38

GOOD and Design (Square Logo)	76978806	8/29/2001	3462896	7/8/2008	7/8/2018 Sct. 8 & 9	42

GOOD DYNAMICS Wordmark	85320965	5/13/2011	4207098	9/11/2012	09/11/2018 Sct. 8 & 15	9, 42

SECURED BY GOOD Wordmark	85332645	5/27/2011	4667863	1/6/2015	01/06/2021 Sct. 8 and 15	9, 42

GOOD VAULT Wordmark	85465041	11/4/2011	4365382	7/9/2013	07/09/2019 Sct. 8 and 15	9. 42

GOOD FOR ENTERPRISE Wordmark	85569850	3/14/2012	4345190	6/4/2013	6/4/2019 Sct. 8 & 15	9, 38

APPKINETICS Wordmark	85684704	7/23/2012			9/5/2015 Statement of Use (Extension Available)	9

Trademark	App. No.	App. Date	Reg. No.	Reg. Date	Next Deadline	Int’l Class.
GOOD DYNAMICS APPKINETICS Wordmark	85684707	7/23/2012			9/5/2015 Statement of Use (Extension Available)	9

VISTO Wordmark (**Owned by Visto Corporation)	77684673	3/5/2009	3683129	9/15/2009	9/15/2015 Sct. 8 & 15	9, 38

APPCENTRAL Wordmark (Owned by APPCENTRAL, INC.)	85285924	4/4/2011	4090108	1/24/2012	01/24/2018 Sct. 8 &15	42

APPCENTRAL Wordmark (Owned by APPCENTRAL, INC.)	85280619	3/29/2011	4090091	1/24/2012	01/24/2018 Sct. 8 &15	9

Design Mark (Owned by APPCENTRAL, INC.)	85285580	4/4/2011	4176682	7/17/2012	07/17/2018 Sct. 8 & 15	42

Design Mark (Owned by APPCENTRAL, INC.) T	85285548	4/4/2011	4176680	7/17/2012	07/17/2018 Sct. 8 & 15	9

G (Lock) Design Mark	85964377	6/19/2013	4554677	6/24/2014	06/24/2020 Sct 8 &15	9, 42

Trademark	App. No.	App. Date	Reg. No.	Reg. Date	Next Deadline	Int’l Class.
GOOD WORK Wordmark	86395491	9/15/2014			10/7/2015 Statement of Use (Extension Available)	9

GOOD SENTINEL Wordmark	86514770	1/26/2015			Extension of Time to Oppose filed by Safenet, Inc. Extension expires 10/14/2015	9

G (Lock) Design Mark (New)	86527506	2/6/2015			6/30/2015 Published for Opposition	9, 42

GOOD (Square Logo) and Design (NEW)	86527502	2/6/2015			6/30/2015 Published for Opposition

FIXMO SAFELOCK (Owned by Fixmo, Inc.)	86110294	11/5/2013			ABANDONED	9

FIXMO SAFEWATCH (Owned by Fixmo, Inc.)	85438711	10/4/2011	4576270	7/29/2014	07/29/2020 Sct 8 and 15	9

FIXMO SAFEGUARD (Owned by Fixmo, Inc.)	85659806	7/23/2012	4473396	1/28/2014	01/28/2020 Sct 8 and 15	9

FIXMO APPZONE (Owned by Fixmo, Inc.)	85555099	2/28/2012			ABANDONED	9

Trademark	App. No.	App. Date	Reg. No.	Reg. Date	Next Deadline	Int’l Class.
WORKPLAY READY (Owned by Fixmo, Inc.)	85533331	2/3/2012			ABANDONED	9

FIXMO SAFEZONE (Owned by Fixmo, Inc.)	85438723	10/4/2011	4518144	4/22/2014	04/22/2020 Sct 8 and 15	9

FIXMO SENTINEL (Owned by Fixmo, Inc.)	85088462	7/20/2010	4036051	10/4/2011	10/04/2017 Sct 8 and 15	9

FIXMO (Owned by Fixmo, Inc.)	85017681	4/19/2010	3972919	6/7/2011	06/07/2017 Sct 8 and 15	9

MACHEEN (Owned by Macheen, Inc.)	85038209	5/13/2010	4165073	6/26/2012	06/28/2018 Sct 8 and 15	42

BOXTONE (Stylized) (Owned by BoxTone, Inc.)	85708003	8/20/2012	4317108	4/9/2013	04/09/2016 Sct 8 and 15	9

BOXTONE and Design (Owned by BoxTone, Inc.)	78629710	5/13/2005	3134392	8/22/2006	08/22/2016 Sct 8 and 9	9

BOXTONE (Owned by BoxTone, Inc.)	78568354	2/16/2005	3262340	7/10/2007	7/10/2017 Sct 8 and 9	9

2.9(b)(iii)

Domain Names

Domain Name	Auto Renew	Expiration Date	Account Holder

Domain Name	Auto Renew	Expiration Date	Account Holder

good.com	On	3/20/2020	Good Technology, Inc.
good.mobi	On	5/11/2020	Good Technology, Inc.
gooddomino.com	On	6/14/2016	Good Technology, Inc.
gooddomino.net	On	6/14/2016	Good Technology, Inc.
goodlink.com	On	5/3/2020	Good Technology, Inc.
goodlink.mobi	On	9/26/2016	Good Technology, Inc.
goodlink.net	On	10/1/2016	Good Technology, Inc.
goodlink.us	Off	11/20/2015	Good Technology, Inc.
goodlinkblog.com	On	6/15/2016	Good Technology, Inc.
goodmessaging.mobi	On	9/28/2016	Good Technology, Inc.
goodmobileacademy.com	Off	10/31/2015	Good Technology, Inc.
goodmobiledefense.com	Off	10/31/2015	Good Technology, Inc.
goodmobilesecurity.com	Off	10/31/2015	Good Technology, Inc.
goodsmime.com	On	2/19/2016	Good Technology, Inc.
goodtechnology.mobi	On	9/26/2016	Good Technology, Inc.

Domain Name	Auto Renew	Expiration Date	Account Holder

visto.com	On	6/12/2016	Visto Corporation
visto.net	On	6/14/2016	Visto Corporation
visto.org	On	7/16/2016	Visto Corporation
vistocorp.com	On	7/24/2016	Visto Corporation
vistocorp.net	On	7/24/2016	Visto Corporation
vistocorp.org	On	7/24/2016	Visto Corporation
vistocorporation.com	On	7/24/2016	Visto Corporation
vistocorporation.net	On	7/24/2016	Visto Corporation

Domain Name	Auto Renew	Expiration Date	Account Holder
vistomobile.com	On	8/4/2016	Visto Corporation
vistonet.com	On	1/5/2016	Visto Corporation
vistotest.com	Off	11/15/2015	Visto Corporation

welcometogood.com	Off	10/26/2016	Good Technology, Inc.

Domain Name	TLD	Expiration Date	Status	Privacy	Locked
FIXMO.FR	.fr	6/22/2016	Active	Public	Locked
FIXMO.IT	.it	6/22/2016	Active	Public	Locked
FIXMOSENTINEL.FR	.fr	6/22/2016	Active	Public	Locked
FIXMOSENTINEL.IT	.it	6/22/2016	Active	Public	Locked
FIXMOTOOLS.FR	.fr	6/22/2016	Active	Public	Locked
FIXMOTOOLS.IT	.it	6/22/2016	Active	Public	Locked

Domain Name	TLD	Expiration Date	Status	Privacy	Locked
1APPCENTRAL.COM	.com	2/9/2016	Active	Public	Locked
AC-INF.NET	.net	5/20/2016	Active	Public	Locked
APPCENTRAL.COM	.com	4/8/2016	Active	Public	Locked
APPCENTRAL.ME	.me	1/29/2016	Active	Public	Locked
APPCENTRAL.MOBI	.mobi	2/22/2016	Active	Public	Locked
BEGOOD.CO	.co	7/19/2016	Active	Public	Locked
BESTBYOD.COM	.com	7/2/2016	Active	Public	Locked
BETTERBYOD.COM	.com	9/12/2016	Active	Public	Locked
BETTERBYODSECURITY.COM	.com	9/12/2016	Active	Public	Locked
BOXTONE.COM	.com	5/8/2016	Active	Private	Locked
BOXTONE.ORG	.org	9/22/2016	Active	Public	Locked
BOXTONEGLOBAL.COM	.com	9/18/2016	Active	Public	Locked

Domain Name	TLD	Expiration Date	Status	Privacy	Locked

COPIUN.COM	.com	8/29/2016	Active	Private	Locked
COPIUNO.COM	.com	8/29/2016	Active	Public	Locked
COPYUN.COM	.com	8/29/2016	Active	Public	Locked
COPYUNO.COM	.com	8/29/2016	Active	Public	Locked

FIXMO-SAFEWATCH.COM	.com	10/2/2016	Active	Public	Locked
FIXMO.BIZ	.biz	6/22/2016	Active	Public	Locked
FIXMO.CA	.ca	6/23/2016	Active	Public	Locked
FIXMO.CO.UK	.co.uk	6/23/2016	Active	Public	Locked
FIXMO.COM	.com	8/1/2016	Active	Public	Locked
FIXMO.DE	.de	6/22/2016	Active	Public	Locked
FIXMO.ES	.es	6/22/2016	Active	Public	Unlocked
FIXMO.INFO	.info	6/23/2016	Active	Public	Locked
FIXMO.MOBI	.mobi	6/23/2016	Active	Public	Locked
FIXMO.ORG	.org	6/23/2016	Active	Public	Locked
FIXMO.US	.us	6/22/2016	Active	Public	Locked
FIXMOCLOUD.COM	.com	10/9/2016	Active	Public	Locked
FIXMODEMO1.COM	.com	2/1/2016	Active	Public	Locked
FIXMODEMO10.COM	.com	6/2/2016	Active	Public	Locked
FIXMODEMO11.COM	.com	6/7/2016	Active	Public	Locked
FIXMODEMO12.COM	.com	6/24/2016	Active	Public	Locked
FIXMODEMO2.COM	.com	2/1/2016	Active	Public	Locked
FIXMODEMO3.COM	.com	2/1/2016	Active	Public	Locked
FIXMODEMO4.COM	.com	2/1/2016	Active	Public	Locked
FIXMODEMO5.COM	.com	5/27/2016	Active	Public	Locked
FIXMODEMO6.COM	.com	6/2/2016	Active	Public	Locked
FIXMODEMO7.COM	.com	6/2/2016	Active	Public	Locked
FIXMODEMO8.COM	.com	6/2/2016	Active	Public	Locked
FIXMODEMO9.COM	.com	6/2/2016	Active	Public	Locked
FIXMODEV.COM	.com	4/10/2016	Active	Public	Locked
FIXMOEMP.COM	.com	4/16/2016	Active	Public	Locked
FIXMOHTHK.COM	.com	2/10/2016	Active	Public	Locked
FIXMOLABS.COM	.com	12/19/2015	Active	Public	Locked
FIXMOLMCO.COM	.com	7/12/2016	Active	Public	Locked

Domain Name	TLD	Expiration Date	Status	Privacy	Locked
FIXMOQA.COM	.com	3/24/2016	Active	Public	Locked
FIXMOSAFEWATCH.COM	.com	12/1/2015	Active	Public	Locked
FIXMOSAFEWATCH.NET	.net	12/1/2015	Active	Public	Locked
FIXMOSENTINEL.BIZ	.biz	6/22/2016	Active	Public	Locked
FIXMOSENTINEL.CA	.ca	6/23/2016	Active	Public	Locked
FIXMOSENTINEL.CO.UK	.co.uk	6/23/2016	Active	Public	Locked
FIXMOSENTINEL.COM	.com	6/23/2016	Active	Public	Locked
FIXMOSENTINEL.DE	.de	6/22/2016	Active	Public	Locked
FIXMOSENTINEL.ES	.es	6/22/2016	Active	Public	Unlocked
FIXMOSENTINEL.INFO	.info	6/23/2016	Active	Public	Locked
FIXMOSENTINEL.MOBI	.mobi	6/23/2016	Active	Public	Locked
FIXMOSENTINEL.NET	.net	6/23/2016	Active	Public	Locked
FIXMOSENTINEL.NL	.nl	6/24/2016	Active	Public	Locked
FIXMOSENTINEL.ORG	.org	6/23/2016	Active	Public	Locked
FIXMOSENTINEL.US	.us	6/22/2016	Active	Public	Locked
FIXMOTEST.COM	.com	12/3/2015	Active	Public	Locked
FIXMOTOOLS.BIZ	.biz	6/22/2016	Active	Public	Locked
FIXMOTOOLS.CA	.ca	6/23/2016	Active	Public	Locked
FIXMOTOOLS.CO.UK	.co.uk	6/23/2016	Active	Public	Locked
FIXMOTOOLS.COM	.com	6/23/2016	Active	Public	Locked
FIXMOTOOLS.DE	.de	6/22/2016	Active	Public	Locked
FIXMOTOOLS.ES	.es	6/22/2016	Active	Public	Unlocked
FIXMOTOOLS.INFO	.info	6/23/2016	Active	Public	Locked
FIXMOTOOLS.MOBI	.mobi	6/23/2016	Active	Public	Locked
FIXMOTOOLS.NET	.net	6/23/2016	Active	Public	Locked
FIXMOTOOLS.NL	.nl	6/24/2016	Active	Public	Locked
FIXMOTOOLS.ORG	.org	6/23/2016	Active	Public	Locked
FIXMOTOOLS.US	.us	6/22/2016	Active	Public	Locked
FXMO.NET	.net	5/9/2016	Active	Public	Locked
GOOD-DYNAMICS.COM	.com	3/9/2016	Active	Private	Locked
GOOD-DYNAMICS.NET	.net	3/9/2016	Active	Private	Locked
GOOD.TECHNOLOGY	.technology	2/18/2016	Active	Public	Locked
GOODBYOD.COM	.com	7/2/2016	Active	Public	Locked
GOODDYNAMICS-COLORADO.COM	.com	4/4/2016	Active	Public	Locked
GOODDYNAMICS-STEAMBOAT.COM	.com	4/4/2016	Active	Public	Locked
GOODDYNAMICS.CO	.co	3/8/2016	Active	Private	Locked
GOODDYNAMICS.INFO	.info	3/9/2016	Active	Private	Locked

Domain Name	TLD	Expiration Date	Status	Privacy	Locked
GOODDYNAMICS.NET	.net	3/9/2016	Active	Private	Locked
GOODDYNAMICS.ORG	.org	3/9/2016	Active	Private	Locked
GOODDYNAMICS.US	.us	3/8/2016	Active	Public	Locked
GOODDYNAMICSRE.COM	.com	4/4/2016	Active	Public	Locked
GOODGFY.COM	.com	7/9/2016	Active	Public	Locked
GOODINTERNAL.COM	.com	1/13/2016	Active	Public	Locked
GOODINTERNAL.NET	.net	1/13/2016	Active	Public	Locked
GOODLAUNCHPAD.COM	.com	9/2/2016	Active	Public	Locked
GOODLAUNCHPAD1.COM	.com	9/2/2016	Active	Public	Locked
GOODLAUNCHPAD2.COM	.com	9/2/2016	Active	Public	Locked
GOODLAUNCHPAD3.COM	.com	9/2/2016	Active	Public	Locked
GOODPRESENT.COM	.com	6/7/2016	Active	Private	Locked
GOODTECHNOLOGY.CO	.co	7/19/2016	Active	Public	Locked
GOODTECHNOLOGYSTORE.COM	.com	12/13/2015	Active	Public	Locked
GOODWORKFLOWS.COM	.com	5/31/2018	Active	Public	Locked

Domain Name	TLD	Expiration Date	Status	Privacy	Locked
ONDEEGO.COM	.com	8/7/2016	Active	Public	Locked
ONDEEGO.NET	.net	10/28/2016	Active	Public	Locked
ONDEEGO.ORG	.org	10/28/2016	Active	Public	Locked
ONEAPPCENTRAL.COM	.com	2/9/2016	Active	Public	Locked

SMRTFIXMO.CA	.ca	12/30/2015	Active	Public	Locked
SMRTFIXMO.COM	.com	12/30/2015	Active	Public	Locked
SMRTFIXMO.INFO	.info	12/31/2015	Active	Public	Locked
SMRTFIXMO.NET	.net	12/30/2015	Active	Public	Locked
THEAPPCENTRAL.COM	.com	8/21/2016	Active	Public	Locked
THEAPPCENTRAL.MOBI	.mobi	7/25/2016	Active	Public	Locked
THEAPPCENTRAL.NET	.net	7/25/2016	Active	Public	Locked

TRYGOODNOW.COM	.com	3/6/2016	Active	Public	Locked
VISTO-MGMT.COM	.com	3/7/2016	Active	Public	Locked
VISTO.CO	.co	7/19/2016	Active	Public	Locked
VISTO.JP	.jp	4/29/2016	Active	Public	Locked
VISTOCHINA.COM	.com	1/1/2016	Active	Public	Locked
VISTOJAPAN.COM	.com	1/1/2017	Active	Public	Locked
VISTOJAPAN.JP	.jp	5/30/2016	Active	Public	Locked
VISTOMOBILE.JP	.jp	5/30/2016	Active	Public	Locked
VISTOPARTNERS.COM	.com	1/1/2016	Active	Public	Locked
VISTOPARTNERS.JP	.jp	5/30/2016	Active	Public	Locked

2.9(c)

Reference is made to the MobileIron Litigation.

2.9(d)(i)

Patent or Application No.	Country	Filing Date	Title of Patent and First Named Inventor
7310535	US	03/29/2002	Apparatus and method for reducing power consumption in a wireless device Andrew Mackenzie
7155242	US	03/29/2002	Apparatus and method for manipulating transmission power in a wireless communication device Andrew Mackenzie
6995749	US	03/28/2003	Auto font magnification mechanism John Friend
7447506	US	03/29/2002	Apparatus and method for reducing network congestion Andrew Mackenzie

2.9(e)

2.9(g)

(i)

(ii)

2.9(h)

2.9(i)

2.9(j)

Reference is made to the disclosures set forth in Schedule 2.9(j)-1, Appendix 2.9(j)-2, and Appendix 2.9(j)-3.

2.9(k)

Reference is made to the disclosures set forth in Section 2.9(e) hereof.

2.9(l)

(1)

1.	Reference is made to the disclosures set forth in Sections 2.7 and 2.9(d) hereof.

2.

2.9(m)

1. Reference is made to the disclosures set forth in Section 2.9(d) hereof.

2.9(n)

2.9(o)

2.9(p)

(1)

(2)

(3)

2.9(q)

Reference is made to the disclosures set forth in Section 2.9(e) hereof.

2.9(t)

2.9(v)

Reference is made to the disclosures set forth in Section 2.17(a) hereof.

SECTION 2.10 – TAXES

2.10(b)

2.10(d)

2.10(e)

2.10(f)

2.10(h)

2.10(i)

2.10 (j)

2.10(k)

2.10(n)

2.10(o)

2.10(q)

SECTION 2.11 – EMPLOYEE BENEFIT PLANS

2.11(a)

Visto Corporation 1996 Stock Plan, as amended and restated

Form of stock option agreement under Visto Corporation 1996 Stock Plan, as amended and restated, and individual agreements in substantially the same form thereunder

Visto Corporation dba Good Technology 2006 Stock Plan, as amended and restated

Form of stock purchase agreement under Visto Corporation dba Good Technology 2006 Stock Plan, and individual agreements in substantially the same form thereunder

Form of stock option agreement under Visto Corporation dba Good Technology 2006 Stock Plan, and individual agreements in substantially the same form thereunder

Form of restricted stock unit award agreement under Visto Corporation dba Good Technology 2006 Stock Plan and individual agreements in substantially the same form thereunder

Sumooh, Inc. 2009 Stock Incentive Plan

Form of stock option agreement under Summoh, Inc. 2009 Stock Option Plan and individual agreements in substantially the same form thereunder

OnDeego, Inc. 2010 Stock Incentive Plan

Form of stock option agreement under OnDeego 2010 Stock Incentive Plan and individual agreements in substantially the same form thereunder

BoxTone Inc. Amended and Restated Stock Incentive Plan

Forms of stock option agreement under BoxTone Inc. Amended and Restated Stock Incentive Plan and individual agreements in substantially the same form thereunder

2014 Acquisition Stock Plan

Forms of stock option agreement under 2014 Acquisition Stock Plan and individual agreements in substantially the same form thereunder

Forms of restricted stock unit agreement under 2014 Acquisition Stock Plan and individual agreements in substantially the same form thereunder

Corporate Award Plan 2015

Sales Incentive Compensation Plan – Fiscal Year 2015

Form of offer letter and individual letters entered into in substantially the same form thereunder (US, manager, exempt, options, annual bonus, and sign-on bonus)

Form of offer letter and individual letters entered into in substantially the same form thereunder (US, manager, exempt, options, and annual bonus)

Form of offer letter and individual letters entered into in substantially the same form thereunder (US, sales, exempt, commission, and options)

Form of offer letter and individual letters entered into in substantially the same form thereunder (US, sales, non-exempt, commission, and options)

Form of offer letter and individual letters entered into in substantially the same form thereunder (US, exempt, options, and sign-on bonus)

Form of offer letter and individual letters entered into in substantially the same form thereunder (US, exempt, and options)

Form of offer letter and individual letters entered into in substantially the same form thereunder (US, non-exempt, and options)

Form of employment agreement and individual letters entered into in substantially the same form thereunder (Australia)

Form of employment agreement and individual letters entered into in substantially the same form thereunder (France)

Form of employment agreement and individual letters entered into in substantially the same form thereunder (Japan)

Form of employment agreement and individual letters entered into in substantially the same form thereunder (Netherlands)

Form of employment agreement and individual letters entered into in substantially the same form thereunder (Sweden)

Form of offer letter and individual letters entered into in substantially the same form thereunder (UK)

Employee Referral Bonus Policy

Performance and Salary Review Policy

Termination Policy

Spot Bonus Policy

Salary and Adjustments Policy

Employee Handbook (U.S.)

Employee Handbook (Australia)

Employee Handbook (UK)

Good Technology (UK) Auto Enrolment Pension Scheme

Good Technology Corporation 401(k) Plan

Welfare Benefits Plan

•	Medical (Aetna HSA, OAMC, and HMO; Kaiser HMO and HSA)

•	Dental (Assurant)

•	Vision (VSP)

•	Basic life and accidental death and dismemberment insurance (SunLife)

•	Voluntary life and accidental death and dismemberment insurance (SunLife)

•	Short term disability insurance (SunLife)

•	Long term disability insurance (SunLife)

•	Employee assistance plan (Compsych through SunLife)

•	Flexible spending accounts (Innova)

•	Health care reimbursement account

•	Dependent care reimbursement account

Good Technology Canada – Group Benefits (Sun Life Financial)

•	Medical

•	Prescription

•	Vision

•	Dental

•	Short-term disability

•	Long-term disability

•	Life insurance

•	Accidental death and dismemberment insurance

Medical insurance (UK)

Life insurance (UK)

Long term disability insurance (UK)

Car allowance (UK)

Medical insurance reimbursements (France)

Pension (Singapore)

Medical insurance reimbursements (Singapore)

Life insurance (Singapore)

Long term disability insurance (Singapore)

Medical contributions (Germany)

Life insurance (Germany)

Car allowance (Germany)

Pension (Netherlands)

Medical insurance (Netherlands)

Life insurance (Netherlands)

Long term disability (Netherlands)

Pension (Sweden)

Medical insurance (Sweden)

Pension (Spain)

Medical insurance (Spain)

Life insurance (Spain)

Pension (Italy)

Pension (Hong Kong)

Medical insurance (Hong Kong)

Life insurance (Hong Kong)

Long term disability (Hong Kong)

Pension (Korea)

Medical insurance (Korea)

Medical insurance (Australia)

Life insurance (Australia)

Long term disability (Korea)

Pension (Japan)

Medical insurance (Japan)

Life insurance (Japan)

Long term disability insurance (Japan)

2.11(j)

2.11(m)

(1)

(2)

219,068 shares subject to restricted stock units granted under the 2014 Acquisition Stock Plan on November 5, 2014 will accelerate upon the closing of the Transaction pursuant to the terms of the individual restricted stock unit award agreements for such awards.

22,314 shares subject to restricted stock units granted under the Visto Corporation dba Good Technology 2006 Stock Plan on June 12, 2014 that have satisfied their time-based vesting requirement will accelerate on the closing of the Transaction pursuant to the terms of the individual restricted stock unit award agreements for such awards.

(3)

SECTION 2.12 – EMPLOYEE MATTERS

2.12(c)

(i)

Form of employment agreement and individual letters entered into in substantially the same form thereunder (Australia)

Form of employment agreement and individual letters entered into in substantially the same form thereunder (France)

Form of employment agreement and individual letters entered into in substantially the same form thereunder (Germany)

Form of employment agreement and individual letters entered into in substantially the same form thereunder (Italy)

Form of employment agreement and individual letters entered into in substantially the same form thereunder (Japan)

Form of employment agreement and individual letters entered into in substantially the same form thereunder (Netherlands)

Form of employment agreement and individual letters entered into in substantially the same form thereunder (Singapore)

Form of employment agreement and individual letters entered into in substantially the same form thereunder (Sweden)

Form of offer letter and individual letters entered into in substantially the same form thereunder (UK)

All employees currently employed in the following jurisdictions are entitled to statutory severance or advance notice of termination: Canada, China, Hong Kong, Korea, and Spain

(ii)

2.12(e)

2.12(f)

2.12(h)

Part 1

Workers’ Compensation claims:

Part 2

2.12(i)

2.12(j)

(ii)

SECTION 2.13 – RELATED PARTY TRANSACTIONS

SECTION 2.14 – COMPANY AUTHORIZATIONS

Reference is made to the disclosures set forth in Section 2.17(a) hereof.

SECTION 2.15 – BANKS AND BROKERAGE ACCOUNTS

2.15(a)

Reference is made to the disclosures set forth in Appendix 2.15(a) hereto.

2.15(b)

Reference is made to the disclosures set forth in Appendix 2.15(a) hereto.

2.15(c)

SECTION 2.16 –INSURANCE

Reference is made to the disclosures set forth in Appendix 2.16 hereto.

SECTION 2.17 – COMPLIANCE WITH LAWS; CERTAIN BUSINESS PRACTICES

2.17(a)

2.17(e)

Reference is made to the disclosures set forth in Appendix 2.17(e) attached hereto.

SECTION 2.18 – MINUTE BOOKS

The Company has made available to Parent’s legal counsel minutes from board meetings from July 22, 1996 through August 12, 2013. The Company has also provided equity-grant related exhibits from board meetings occurring in 2014 and 2015.

SECTION 2.19 – TOP CUSTOMERS

2.19(a)

2.19(b)

SECTION 2.20 – MATERIAL CONTRACTS

2.20(a)

Contracts with each of the following counterparties:

2.20(b)

1.	The disclosures set forth in Section 2.20(a) hereof are incorporated herein by reference.

2.	The contracts with the Top Customers identified in Section 2.19 hereof.

2.20(c)

Professional Services Sub-Contractors

Contracts with the following counterparties:

2.20(d)

None.

2.20(e)

2.20(f)

None.

2.20(g)

2.20(h)

The disclosures set forth in Section 2.9(i) hereof are incorporated herein by reference.

2.20(i)

None.

2.20(j)

None.

2.20(k)

2.20(l)

2.20(m)

None.

2.20(n)

2.20(o)

The disclosures set forth in Section 2.22 hereof are incorporated by reference.

2.20(p)

2.20(q)

The disclosures set forth in Section 2.4 hereof are incorporated by reference with respect to the sixth sentence of Section 2.20.

2.20(r)

None.

2.20(s)

Engagement Letter by and between the Company and Wilson Sonsini Goodrich & Rosati, P.C.

2.20(t)

See Section 2.21(a), Items 1-26.

SECTION 2.21 – PROPERTY

2.21(a)

2.21(c)

SECTION 2.22 – GOVERNMENT CONTRACTS

2.22(a)

2.22(b)

Reference is made to the disclosure set forth in Appendix 2.22(b) hereto.

2.22(d)

SECTION 2.23 – BROKERS AND FINDERS

JP Morgan Chase, engagement letter dated April 11, 2015

JP Morgan Chase, engagement letter dated June 3, 2015

Bank of America Merrill Lynch, engagement letter dated September 1, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2015

BlackBerry Limited
(Registrant)

By:	/s/ James Yersh
James Yersh
Chief Financial Officer